As filed with the Securities and Exchange Commission on August 17, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SynCardia Systems, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3841	86-1041044
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1992 East Silverlake Road

Tucson, AZ 85713

(520) 545-1234

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael Garippa

President and Chief Executive Officer

SynCardia Systems, Inc.

1992 East Silverlake Road

Tucson, AZ 85713

(520) 545-1234

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

M. Wainwright Fishburn, Jr., Esq.	Donald J. Murray, Esq.
Steven M. Przesmicki, Esq.	Covington & Burling, LLP
Cooley LLP	620 Eighth Avenue
4401 Eastgate Mall	New York, NY 10018
San Diego, CA 92121	(212) 841-1000
(858) 550-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, $0.01 par value per share	$40,000,000	$4,648

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act. Includes the offering price of shares that the underwriters have the option to purchase.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated             , 2015

PRELIMINARY PROSPECTUS

SHARES OF COMMON STOCK

SynCardia Systems, Inc. is offering          shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “TAHT.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 10 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

We have granted the underwriters an option for a period of 30 days from the date of the underwriting agreement relating to this offering to purchase up to an additional                  shares of common stock. See “Underwriting” for more information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about             , 2015.

Roth Capital Partners

The date of this prospectus is             , 2015.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

SUMMARY

This summary highlights information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock, and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to buy shares of our common stock. Unless the context requires otherwise, references in this prospectus to “SynCardia,” “we,” “us” and “our” refer to SynCardia Systems, Inc.

Overview

We are a medical technology company focused on developing, manufacturing and commercializing the SynCardia temporary Total Artificial Heart, or TAH-t, an implantable system designed to assume the full function of a failed human heart in patients suffering from advanced heart failure. The SynCardia TAH-t is the only total artificial heart that is commercially available in the United States, European Union and Canada for use as a bridge to heart transplantation. As a total artificial heart, the SynCardia TAH-t replaces the functionality of both the left and right ventricles of the heart as well as all four heart valves. In combination with an external driver that delivers precisely calibrated pulses of air, the SynCardia TAH-t provides blood flow of up to 9.5 liters per minute through each ventricle, lowering central venous pressure and promoting the recovery of other vital organs. We require each medical center to be trained and certified in the implantation of the SynCardia TAH-t and appropriate patient aftercare before we will sell our device to the center. We refer to centers that have successfully completed these certification programs as “SynCardia Certified Centers.” As of June 30, 2015, over 1,470 SynCardia TAH-ts (including predecessors) had been implanted across 120 medical centers globally.

In our pivotal clinical study for the SynCardia 70cc TAH-t, the results of which were published in an article, co-authored by one of our directors, in The New England Journal of Medicine in August 2004, 81 patients suffering from irreversible biventricular heart failure were implanted with the SynCardia TAH-t. The rate at which study patients implanted with our SynCardia TAH-t survived long enough to receive a heart transplant, referred to as the bridge-to-transplant rate, was 79%, representing the highest bridge-to-transplant rate publicly reported for any mechanical circulatory support device. The one-year survival rate of patients who received the SynCardia TAH-t was 70%.

We believe that the following recent and anticipated developments will help position our company for future growth:

•	Approvals of our Freedom Portable Driver. Historically, we provided only two driver models, which were designed for hospital use only – Big Blue, which weighs 416 pounds, and Companion 2, which weighs 57 pounds and is docked to a 185-pound cart or 15-pound caddy. In contrast, the Freedom Portable Driver, which received FDA approval in June 2014 and obtained the CE mark in March 2010, is designed for in-hospital or out-of-hospital use with stable SynCardia TAH-t patients, following an initial period in the hospital supported by the Companion 2 Driver System or Big Blue driver. Prior to the Freedom Portable Driver, patients with the SynCardia TAH-t were required to wait in the hospital for a transplant, with an average length of stay of 101 days. The Freedom Portable Driver weighs approximately 13.5 pounds and is designed to be carried by the patient in a backpack or shoulder bag. We believe the Freedom Portable Driver provides patients with both a quality of life enhancement and the opportunity to lead a healthier lifestyle with a more rigorous exercise regimen.

For stable patients discharged with the Freedom Portable Driver, data collected from our IDE clinical trial, spanning from May 2010 to June 2014, indicated a bridge-to-transplant rate of 88%, higher than the 79% bridge-to-transplant rate for the population that was kept in the hospital on Big Blue in our PMA pivotal clinical study for the SynCardia TAH-t, which was initiated in 1993 and concluded enrollment in 2002. Because stable patients can be discharged from the hospital on the Freedom Portable Driver after implant surgery to await a heart transplant, we anticipate that U.S. hospitals will be reimbursed for both the admission for the SynCardia TAH-t implant and the subsequent admission for a heart transplant. In addition, we believe that discharging stable patients will eliminate the financial risk that a hospital assumes by having to keep a SynCardia TAH-t patient in the hospital until a matching donor heart becomes available.

•	Recent and Anticipated Approvals of our Smaller SynCardia 50cc TAH-t. We have developed a smaller, 50cc version of the SynCardia TAH-t to address the unmet need for an artificial heart that can be used in patients of smaller stature, including women and adolescents. To date, these patients have not had adequate medical options for treatment of end-stage heart failure, and many patients were ineligible for the SynCardia TAH-t because their chest sizes were too small for proper placement of the SynCardia 70cc TAH-t. A number of pediatric centers worldwide have contacted us regarding the availability of the SynCardia 50cc TAH-t, especially for individuals suffering from congenital heart defects, who often die before the age of 18. In addition, only 12% of our artificial hearts (including predecessors) have been implanted in women patients, while women represent 24% of patients on the heart transplant wait list, suggesting an additional unmet need.

In March 2015, we received Investigational Device Exemption, or IDE, approval from the FDA to conduct a clinical study of the SynCardia 50cc TAH-t as a bridge to transplantation with a pediatric arm of 10 patients and an adult arm of 10 patients. An additional 10 patients may be enrolled in a secondary arm to further characterize the use of the device. This approval was expanded to the full protocol-specified enrollment goal of 24 pediatric and 24 adult patients (along with up to 24 patients of any age in a secondary arm) upon the FDA’s July 15, 2015 approval of additional reliability data. We obtained the CE mark for the SynCardia 50cc TAH-t in December 2014.

We intend to file for FDA approval of a Humanitarian Device Exemption, or HDE, for the 50cc TAH-t for pediatric bridge to transplantation. If approved, the HDE would allow up to 4,000 pediatric patients per year to receive the device as a bridge to transplantation prior to full FDA approval. For the adult population, we intend to file for approval of a PMA for the SynCardia 50cc TAH-t for adult bridge to transplantation.

•	Initiation of an IDE Trial for Destination Therapy. In March 2012, we received a Humanitarian Use Device, or HUD, designation from the FDA for the use of the SynCardia 70cc TAH-t for patients who are not eligible for heart transplantation, or destination therapy. With the recent approval of the Freedom Portable Driver, we filed an IDE application with the FDA in September 2014 for a clinical study for use of the SynCardia 70cc TAH-t for destination therapy, for which we received approval in December 2014. This study, which is designed to support an application for an HDE, is expected to enroll 19 patients with biventricular heart failure who are ineligible for transplant. In addition, up to 19 patients may be enrolled in a secondary arm to further characterize the use of the device for destination therapy.

Our Market

The American Heart Association estimates that heart failure affects over 5.7 million people in the United States, while the European Society of Cardiology reports that at least 10 million people are affected in European countries. According to a study published by the American Heart Association in April 2013, the prevalence of heart failure in the United States is expected to grow 23% between 2012 and 2030. The SynCardia TAH-t is intended for patients suffering from end-stage heart failure. Of the estimated 5.7 million patients with heart failure in the United States, approximately 570,000 are estimated to have late- to end-stage heart failure.

There is a continuum of treatment options for heart failure patients, with more limited therapies for patients with severe, end-stage heart failure. Treatment of heart failure has evolved significantly over the years. Historically, patients who failed drug therapy had no other option beyond heart transplantation, which became widely adopted in the early 1980s. Since the early 2000s, a new category of therapy known as mechanical circulatory support, or MCS, devices began to be widely used. MCS devices are typically used after ineffective drug therapy as a long-term bridge to heart transplantation, or, in limited circumstances, recovery. In the 1980s, transplants were the first choice in treatment and devices were rarely used, whereas today, MCS devices are often the first step in the treatment paradigm to enhance or maintain patients’ health while they await a transplant.

Surgically-implanted ventricular assist devices, or VADs, represent a method of providing MCS for patients not expected to survive until a donor heart becomes available for transplant or for whom transplantation is otherwise contraindicated. VADs are attached to the patient’s heart and vessels to augment cardiac output.

•	Left Ventricular Assist Devices (LVADs). Left ventricular assist devices, or LVADs, are most commonly used, but when pulmonary arterial resistance is high, right ventricular assistance may become necessary. While LVADs may slow the progression of heart failure, they do not stop it. In many cases, implanting an LVAD either reveals or exacerbates right ventricular heart failure. Late stage right ventricular heart failure leading to biventricular heart failure is a common diagnosis requiring the use of a total artificial heart, or TAH, as a bridge to transplantation.

•	Biventricular Assist Devices (BiVADs). VADs that are designed to assist both the right and left ventricles are known as biventricular assist devices, or BiVADs. BiVADs are composed of two pumps, each supporting one ventricle. Unlike the SynCardia TAH-t, BiVADs are typically not implantable devices; most BiVADs remain outside the patient’s body. The only FDA approved BiVADs currently on the market are manufactured by Thoratec Corporation. The BiVAD market has contracted from $30 million in 2010 to $9 million in 2014. We believe this contraction of the BiVAD market is due in part to the uptake of the SynCardia TAH-t.

•	Use of Dual LVADs for Biventricular Heart Failure. Certain hospitals and physicians have used two LVADs to provide fully implanted biventricular assistance to patients. This practice is not currently approved by the FDA or reimbursed by the Centers for Medicare & Medicaid Services, or CMS. To our knowledge, there is limited clinical data available to support its safety and efficacy because it has never been part of an FDA-approved clinical trial. To our knowledge, insurance companies in the United States generally will not provide reimbursement for procedures involving the use of dual LVADs for biventricular heart failure.

On the continuum of MCS treatment options, it is often unclear where LVAD therapy ends and TAH therapy begins. However, there are certain situations where LVADs are contraindicated or patients are too sick for an LVAD. In the absence of a locally available TAH, many of the sickest patients are simply referred to hospice care, end-of-life care to make the patient comfortable while the patient awaits death.

The frequency of heart transplantation has been impacted by a shortage of donor hearts. The number of donor hearts available each year has remained flat over the last 20 years and can meet the needs of only a small number of patients who could benefit from transplantation. According to the International Society for Heart and Lung Transplantation, only approximately 4,000 donor hearts become available each year. The Organ Procurement and Transplantation Network reported that 2,655 hearts were transplanted in the United States during 2014. As of March 2015, approximately 4,100 patients were on the U.S. national transplant waiting list, and we believe a comparable number of patients are currently waiting in Europe. Many patients die before ever receiving a transplant. In the United States, according to the Organ Procurement and Transplantation Network, as of March 2015, approximately 46% of the people on the waiting list for a heart transplant had been waiting one year or more. In Europe, according to the Eurotransplant International Foundation, 58% of people listed for a donor heart had been waiting for a year or more, and 38% had been waiting for two years or more. Accordingly, a majority of those patients could benefit greatly from a bridge to transplantation.

Our Solution

The SynCardia TAH-t is intended as a bridge to transplantation for patients suffering from irreversible biventricular heart failure. Biventricular heart failure is the condition in which both sides of the heart are affected by heart failure. In contrast to BiVADs that provide biventricular support for the patient’s failing heart, which is left intact, the SynCardia TAH-t provides biventricular replacement, allowing the failing heart to be removed. Similar to a heart transplant, the SynCardia TAH-t replaces both failing heart ventricles and the four native heart valves. By replacing the failing heart, the SynCardia TAH-t also eliminates native heart complications including ventricular dysfunction and failure, malfunctioning or diseased heart valves, and arrhythmias and other electrical problems requiring pacemakers or defibrillators.

We believe that the SynCardia TAH-t is a complementary treatment alternative to LVADs on the continuum of care, with three principal market opportunities:

•	“Safety Net” for LVADs. Studies and professional papers have documented that right ventricular dysfunction or failure is revealed or develops in 20-50% of patients who receive an LVAD. Late stage right ventricular heart failure leading to biventricular heart failure is a common diagnosis requiring the use of a TAH as a bridge to transplantation.

•	“Safety Net” for Heart Transplants. Following a failed heart transplant, patients are not immediately given a second donor heart, even if one is available, because of the need for time to rehabilitate the vital organs and the potential for rejection of the second donor heart. The SynCardia TAH-t can be used to help bridge these patients to a second transplant, stabilizing the patients and normalizing medication therapy.

•	Conditions Not Well Treated by or Contraindicated for LVADs. The SynCardia TAH-t has been used for several clinical conditions that have the potential to result in biventricular heart failure and may not be well treated by, or are contraindicated for, LVAD implantation. These conditions include, among others, acute myocardial infarctions (AMI), severe arrhythmias, refractory cardiogenic shock (shock that does not resolve), pediatric and adult congenital conditions, and right heart failure.

Commercialization Update

Our SynCardia 70cc TAH-t received U.S. Food and Drug Administration, or FDA, approval in 2004 and initially obtained the CE mark in Europe in 1998. In 2008, CMS determined to provide reimbursement for the SynCardia TAH-t to hospitals enrolling patients in selected clinical studies, reversing a more general 1986 non-coverage decision for total artificial hearts. As a result, the SynCardia 70cc TAH-t is currently reimbursed by Medicare and more than 100 private insurers in the United States. Our revenue grew from approximately $4.2 million (unaudited) in 2009 to approximately $20.6 million in 2013, with SynCardia TAH-t implants growing from 63 to 161 per year over this period.

Beginning in mid-2013, we experienced a significant supply constraint related to the valves, a key component of the SynCardia TAH-t. Since 1984, nearly all of the SynCardia TAH-ts implanted (including predecessors) have used a valve known as the Med-Hall Valve, which was previously manufactured and supplied to us by Medtronic Inc., or Medtronic. In 2009, Medtronic notified us that it would cease manufacturing the Med-Hall Valve. Following this decision, we purchased a substantial quantity of Med-Hall Valves, with the expectation that our inventory of valves would be sufficient to support our commercialization efforts until a replacement valve could be developed and approved by the appropriate regulatory authorities. We also began evaluating alternative valve designs. In 2013, Medtronic determined that it would not continue to support the evaluation of alternative valve designs, and upon being notified of Medtronic’s decision in June 2013, we implemented an 18% reduction in headcount, including our entire five-person U.S.

sales organization, suspended the training and certification of new medical centers to implant our devices, and reserved our limited inventory of FDA-approved SynCardia TAH-ts to meet the demands of existing customers. The worldwide inventory of commercially marketable SynCardia TAH-ts had declined to a low of 18 by September 2014. These reductions in our sales efforts and in device availability led to a decline in our revenue from $20.6 million in 2013 to $15.4 million in 2014.

To resolve the constraint on our valve supply, in July 2013, we negotiated a license agreement with Medtronic that allows us to make or have made the Med-Hall Valve as a component of the SynCardia TAH-t. We have established a supply chain of third-party manufacturers to supply the Med-Hall Valve components to us. The newly named SynHall Valves use the same design and nearly identical materials and manufacturing processes as the predecessor Medtronic Med-Hall Valves that have been used in nearly all SynCardia TAH-ts implanted since 1984; however, regulatory bodies required us to obtain additional approval for use of the SynCardia TAH-t with the SynHall Valves. We received FDA approval for the SynCardia TAH-t with SynHall Valves in July 2014 and obtained the CE mark in April 2014. Our per-unit cost for a SynCardia TAH-t that incorporates the SynHall Valves is approximately $7,000 higher than a SynCardia TAH-t that incorporated the Med-Hall Valves. We do not anticipate any change in reimbursement for the SynCardia TAH-t resulting from the use of the SynHall Valve, and the higher cost of the SynHall Valve may reduce our gross margin for the SynCardia TAH-t.

Since July 2014, we have produced 158 SynCardia 70cc TAH-ts and 41 SynCardia 50cc TAH-ts and, as of June 30, 2015, 95 SynCardia TAH-ts were available worldwide. The supply of SynCardia TAH-ts remained limited while we increased production during the second half of 2014 and into 2015. We recently attained production levels adequate to meet projected demand, allowing us to begin building a sufficient worldwide inventory to better support our current SynCardia Certified Centers.

The following table shows quarterly SynCardia TAH-t implants from January 1, 2009 through June 30, 2015.

SynCardia TAH-t Implants
Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
2015	35	39	—	—	74
2014	25	29	41	34	129
2013	40	53	33	35	161
2012	36	25	31	33	125
2011	22	20	22	17	81
2010	15	19	12	20	66
2009	18	14	13	18	63

We have not achieved profitability on an annual basis since our inception, and our accumulated deficit as of June 30, 2015 was $137.3 million. The reports from our independent registered public accounting firm over the past two years expressed substantial doubt about our ability to continue as a going concern due to our recurring losses from operations and the need to raise additional capital. Technical defaults have occurred under our primary credit agreements. Although we have not defaulted in the timely payment of our debt service obligations under those credit agreements, we have had past due amounts outstanding under other indebtedness. Obtaining regulatory approval for and gaining market acceptance of the SynCardia 50cc TAH-t, as well as establishing production of this new size, in addition to our SynCardia 70cc TAH-t, in sufficient volumes to meet projected demand and allow us to establish sufficient worldwide inventory to better support our current SynCardia Certified Centers, are important factors in our ability to achieve profitability and commercial success. We will also need to generate cash from operations, or otherwise obtain capital, in amounts sufficient to support our efforts.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read the description of these risks before you invest in our common stock. Because of these risks, we may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. Risks associated with our business include, among others, the following:

•	We have a history of significant losses. If we do not achieve and sustain profitability, our financial condition and stock price could suffer.

•	All of our revenue is generated from a limited number of products, and any decline in the sales of these products or failure to gain market acceptance of these products will negatively impact our business.

•	Our existing inventory of SynCardia TAH-ts with Med-Hall Valves is extremely limited. We have only recently received approval from the FDA to market the SynCardia TAH-t using SynHall Valves manufactured by our primary supplier.

•	We only recently began manufacturing the SynCardia TAH-t using SynHall Valves in quantities sufficient to meet existing demand levels. We may not be able to maintain commercialization of the SynCardia TAH-t using the SynHall Valves.

•	We have only recently re-hired a portion of our U.S. sales force. If we fail to develop and retain a direct sales force and effective network of international distributors, we may be unable to achieve our expected growth and our business could suffer.

•	We are in a highly competitive market segment, which is subject to rapid technological change. If our competitors are able to develop and market products that are safer, more effective, less costly, easier to use or otherwise more attractive than any products that we may develop, our business will be adversely impacted.

•	We have significant customer concentrations, and economic difficulties or changes in the purchasing policies or patterns of our key customers could have a significant impact on our business and operating results.

•	We rely on specialized suppliers for key components of our SynCardia TAH-t and related drivers, and we do not have second-source suppliers for the majority of our components.

•	Product deficiencies could result in field actions, recalls, substantial costs and write-downs; these could also lead to the delay or termination of ongoing trials and harm our reputation, business and financial results.

•	Product liability claims could damage our reputation or adversely affect our business.

•	We have significant indebtedness and other contractual obligations, which may adversely affect our cash flow, cash position and stock price.

•	Our business is subject to extensive governmental regulation that could make it more expensive and time consuming for us to introduce new or improved products.

•	If we fail to comply with our obligations in agreements under which we license rights to technology from third parties, or if the license agreements are terminated for other reasons, we could lose license rights that are important to our business.

Corporate Information

We were incorporated in Delaware in August 2001 and commenced operations in 2002. Our principal executive offices are located at 1992 East Silverlake Road, Tucson, Arizona 85713, and our telephone number is (520) 545-1234. Our corporate website address is www.syncardia.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion & Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved; and

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, which such fifth anniversary will occur in 2020. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from the information you might receive from other public reporting companies in which you hold equity interests.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares	The underwriters have an option for a period of 30 days after the date of the underwriting agreement relating to this offering to purchase up to additional shares of our common stock.

Use of proceeds	We intend to use the net proceeds from this offering for research and development expenses, working capital and other general corporate purposes, including for costs and expenses associated with being a public company. See “Use of Proceeds.”

Risk factors	Investing in our common stock involves a high degree of risk. You should read the “Risk Factors” section of this prospectus for a discussion of certain of the factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed Nasdaq Global Market symbol	“TAHT”

The number of shares of our common stock to be outstanding after this offering is based on                  shares of our common stock outstanding as of June 30, 2015, after giving effect to the conversion of all our Series F Preferred outstanding as of June 30, 2015 into 16,230,991 shares of our common stock and the conversion of $14.5 million aggregate principal amount of our convertible notes (plus accrued interest thereon) into                  shares of our common stock, assuming an initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) and a conversion date of                     , and excludes:

•	3,808,694 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2015, at a weighted average exercise price of $0.65 per share;

•	3,979,237 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2015, at a weighted-average exercise price of $1.44 per share;

•	shares of common stock issuable upon the exercise of warrants to be issued to the underwriters contemporaneously with the closing of this offering, at a weighted-average exercise price of $ per share;

•	shares of common stock reserved for future issuance under our 2015 equity incentive plan, or the 2015 plan (including 976,545 shares of common stock reserved for issuance under our previously existing long term incentive plan, or the pre-IPO plan, which shares will be added to the shares reserved under the 2015 plan upon its effectiveness), which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•	shares of common stock reserved for future issuance under our 2015 employee stock purchase plan, or the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	a one-for- reverse stock split of our common stock to be effected prior to the closing of this offering.

Summary Consolidated Financial Data

The following table summarizes certain of our financial data. We derived the summary statements of operations and comprehensive loss data for the years ended December 31, 2014 and 2013 from our audited financial statements and related notes appearing elsewhere in this prospectus. The summary statement of operations data for the six months ended June 30, 2014 and 2015 and the summary balance sheet data as of June 30, 2015 were derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results for the entire year. The summary financial data should be read together with our financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(Restated)
			(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$20,629	$15,378	$6,190		$8,735
Cost of revenues	7,530	7,763	2,849		4,941

Gross profit	13,099	7,615	3,341		3,794
Operating expenses:
Selling, general and administrative	14,217	14,314	6,500		7,870
Research and development	5,381	4,393	2,438		1,754

Total operating expenses	19,598	18,707	8,938		9,624

Loss from operations	(6,499)	(11,092)	(5,597)		(5,830)
Interest and other expense	(4,154)	(7,013)	(3,023)		(12,759)

Net loss	$(10,653)	$(18,105)	$(8,620)		$(18,589)

Less deemed dividend on redeemable convertible preferred stock	(4,784)	(5,370)	(2,374)		(968)
Net loss attributable to common stockholders	$(15,437)	$(23,475)	$(10,994)		$(19,557)

Basic and diluted net loss per share attributable to common stockholders (1)	$(4.49)	$(2.92)	$(3.14)		$(1.03)
Weighted average number of shares used to calculate net loss per common share(1)	3,440,765	8,030,128 (2)	3,502,595		19,047,366
Pro forma net loss per common share, basic and diluted (unaudited)(3)	$(1.92)	$(2.36)	$(0.86)	$
Weighted average number of shares used to calculate pro forma net loss per common share, basic and diluted (unaudited)(3)	8,057,328	9,957,864 (2)	12,834,816		(4)

(1)	See Note 2 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.
(2)	For the year ended December 31, 2014, the weighted average number of common shares outstanding reflects the conversion on September 15, 2014 of all our Series A through E convertible preferred stock into shares of our common stock, including shares issued for accrued dividends and anti-dilution, in connection with the Initial Series F Financing. See Note 11 to our consolidated financial statements appearing elsewhere in this prospectus.
(3)	For all periods shown, the weighted average number of common shares outstanding reflects the conversion of all shares of our convertible preferred stock outstanding at the end of the applicable period into shares of our common stock, as if the conversion had occurred at the beginning of the period presented, or on the issuance date, if later.
(4)	For the six months ended June 30, 2015, the weighted average number of common shares also reflects the conversion of $14.5 million aggregate principal amount of our convertible notes into shares of our common stock, assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus), as if the conversion had occurred on February 13, 2015.

	As of June 30, 2015
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,225	$8,225	$
Working capital (deficit)	(35,085)	(20,376)
Total assets	23,514	23,514
Long-term debt, including current portion of debt (4)	36,688	22,188
Total liabilities	53,369	38,869
Redeemable convertible preferred stock	23,755	—
Total stockholders’ deficit	(53,610)	(15,564)

(1)	Pro forma amounts give effect to (i) the conversion of all our Series F Preferred outstanding as of June 30, 2015 into shares of our common stock and (ii) the conversion of $14.5 million aggregate principal amount of our convertible notes (plus accrued interest thereon).
(2)	Pro forma as adjusted amounts reflect the pro forma conversion adjustments described in footnote (1) above, as well as the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of a portion of proceeds thereof to repay indebtedness as described under “Use of Proceeds”.
(3)	A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) each of the cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ , $ , $ and $ , respectively, assuming the number of shares offered by us as stated on the cover page of this prospectus remains unchanged and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $ , $ , $ and $ , respectively, assuming the assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(4)	Long-term debt, including current portion of debt, includes $37.4 million in notes payable to Athyrium and SWK that has been classified as current, less $0.5 million of unamortized debt discounts. Of this amount, $14.5 million will convert into shares of our common stock upon completion of this offering and we expect to reclassify the remaining debt as long-term debt following the closing of this offering. See Note 7 and Note 17 to our consolidated financial statements appearing elsewhere in this prospectus.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, including our financial statements and related notes, before deciding to invest in our common stock. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a history of significant losses. If we do not achieve and sustain profitability, our financial condition and stock price could suffer.

We have experienced significant net losses, and we expect to continue to incur losses for the foreseeable future while we expand our sales and marketing capabilities, increase manufacturing, pursue additional regulatory approvals for our products and continue our research and development activities. We incurred net losses of $18.1 million, $10.7 million and $9.2 million for the years ended December 31, 2014, 2013 and 2012, respectively. As of June 30, 2015, our accumulated deficit was $137.3 million. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ deficit and working capital for the foreseeable future. We have never achieved profitability on an annual basis, and we do not anticipate being profitable in the near future. If our revenue grows more slowly than we anticipate, or if our operating expenses are higher than we expect, we may not be able to achieve profitability, our financial condition will suffer and our stock price could decline. Even if we are successful in launching additional products into the market, we expect to continue to incur substantial losses for the foreseeable future as we continue to sell and market, research and develop and seek regulatory approvals for our existing products.

If sales revenue from any of our currently approved products or any additional products that receive marketing approval from the U.S. Food and Drug Administration, or FDA, or other regulatory body in the future is insufficient, if we are unable to develop and commercialize any of our product candidates, or if our product development is delayed, we may never become profitable. Even if we do become profitable, we may be unable to sustain or increase our profitability on a quarterly or annual basis.

All of our revenue is generated from a limited number of products, and any decline in the sales of these products or failure to gain market acceptance of these products will negatively impact our business.

We have focused heavily on the development and commercialization of a limited number of products for the treatment of irreversible biventricular heart failure, also referred to as end-stage heart failure. These products consist of our SynCardia temporary Total Artificial Heart, or TAH-t, external “drivers” used to power and operate the SynCardia TAH-t and other ancillary, external hardware. For sales in the United States, we also recognize revenue when we certify new transplant centers. From our inception in 2001 through June 30, 2015, substantially all of our revenue has been derived from sales of our SynCardia TAH-t and related services and ancillaries. We expect substantially all of our revenue to be derived from or related to sales of our SynCardia TAH-t for the foreseeable future. Besides differentiated and/or enhanced versions of the SynCardia TAH-t, and ancillary products, we are not currently developing or otherwise investing in any product. If we are unable to achieve and maintain significantly greater market acceptance of the total artificial heart in general, and do not achieve sustained positive cash flow, we will be severely constrained in our ability to fund our operations. In addition, if we are unable to market our products as a result of a quality problem, shortage of components required to assemble our products, failure to maintain or obtain regulatory approvals, unexpected or serious complications or other unforeseen negative effects related to our products or the other factors discussed in these risk factors, we would lose our only source of revenue, and our business will be adversely affected.

Our existing inventory of FDA-Approved SynCardia TAH-ts with Med-Hall Valves is extremely limited. We have only recently received approval from the FDA to market the SynCardia TAH-t using SynHall Valves manufactured by our primary supplier.

The SynCardia TAH-t includes four specialized valves that replace the four native valves of a human heart. Each valve consists of a titanium housing unit that is assembled with a pyrolytic carbon-coated disc, which is manufactured separately to precisely match the size specifications of each titanium housing unit. Nearly all of the SynCardia TAH-ts sold to date incorporate valves known as the Med-Hall Valve, which were previously manufactured and supplied to us by Medtronic Inc., or Medtronic. In 2009, Medtronic notified us that it would cease manufacturing the Med-Hall Valve. Following this decision, we purchased a substantial quantity of Med-Hall Valves, with the expectation that our inventory of valves would be sufficient to support our commercialization efforts until a replacement valve could be developed and approved by the appropriate regulatory authorities. We also began evaluating alternative valve designs. In 2013, Medtronic determined that it would not continue to support the evaluation of alternative valve designs.

Following Medtronic’s decision to discontinue the development of an alternative valve design, we entered into a license agreement with Medtronic to allow us to make or have made the original Med-Hall Valve as a component of the SynCardia TAH-t. We subsequently engaged Tecomet, Inc., or Tecomet, a strategic supplier, to manufacture titanium housings. We entered into an agreement with another strategic supplier, On-X Life Technologies, Inc., or On-X, to manufacture the discs and assemble them with housings from Tecomet to create valves for us to use in manufacturing the TAH-t. The newly named SynHall Valve has the same design and nearly identical materials and manufacturing processes as the original Medtronic Med-Hall Valve, and is unrelated to the alternative valve discussed above. However, because the FDA and other applicable regulatory bodies deemed the use of SynHall Valves and related components manufactured by Tecomet and On-X to be a critical change in a key component, we were required to pursue new applications for approval of the SynCardia TAH-t using SynHall Valves manufactured by Tecomet and On-X.

Because of the FDA requirement and the challenges of the design and manufacturing process described below, as of December 31, 2013 and 2014, only 94 and 48, respectively, of commercially marketable SynCardia TAH-ts were available worldwide (with a low of 18 in September 2014). This constraint on our inventory has substantially and adversely impacted our revenue and results of financial operations. In response to this inventory constraint, we (1) limited the availability of our SynCardia TAH-t to those medical centers most in need of our artificial heart until we received FDA approval of the new SynHall Valve and (2) borrowed TAH-ts from medical centers that had already purchased TAH-ts and transferred those borrowed TAH-ts to centers where there were patients awaiting implant. Although our suppliers have begun production of our SynHall Valves, we have produced only 155 SynCardia 70cc TAH-ts and 41 SynCardia 50cc TAH-ts using these valves since receiving FDA approval for the SynHall Valve. We have only recently ramped up production to meet current demand and build inventory. If our suppliers are unable to continue producing housings and discs in sufficient quantity, our inventory may be limited in the future and we may not be able to meet future demand for our TAH-ts.

We received FDA approval in July 2014 and obtained the CE mark for the SynCardia TAH-t using SynHall Valves manufactured by On-X in April 2014. Although the FDA did not, in its approval letter for the SynHall Valve, require us to conduct post-approval studies of our SynHall Valve, post-approval studies were discussed earlier as a possible condition to approval. If subsequently required, these studies could include expensive and lengthy clinical trials involving several hundred patients. We could also be required to perform additional non-clinical bench testing of the valves following approval, including accelerated wear testing and reliability testing to study long-term performance. If any required studies are unsuccessful, or reveal safety, durability or other issues, the FDA may revoke its approval of our use of the SynHall Valve, which would prevent us from further commercializing the SynCardia TAH-t until we could develop and/or receive approval for an alternative valve.

We only recently began manufacturing the SynCardia TAH-t using SynHall Valves in quantities sufficient to meet existing demand levels. We may not be able to maintain commercialization of the SynCardia TAH-t using the SynHall Valves.

While we have sufficient capacity at our facility to assemble sufficient SynCardia TAH-ts to meet our production requirements, during 2014 and the first quarter of 2015 we were limited in our production output by our valve suppliers. In July 2014, we received FDA approval for the SynCardia TAH-t using SynHall Valves and commenced production of the SynCardia TAH-t using the SynHall Valves manufactured by Tecomet and On-X. Our suppliers only recently began manufacturing SynHall Valves in quantities that are sufficient to meet existing demand levels for SynCardia TAH-ts. There can be no assurance that we, with our third party suppliers, will be able to continue to manufacture the SynHall Valves in sufficient quantities to meet projected demand for SynCardia TAH-ts, or to establish sufficient worldwide inventory to fully support our current SynCardia Certified Centers. The manufacture of medical devices requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls, from us and our key suppliers, to scale up the production process to manufacture sufficient quantities at high volume and with satisfactory production yields. Manufacturers of medical devices often encounter difficulties in production, particularly when scaling up initial production. These problems include difficulties with production costs and yields, quality control and assurance, and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Any of these factors could cause us to delay or suspend clinical studies, regulatory submissions or required approvals of our products, could entail higher costs and may result in our being unable to effectively commercialize our products.

The SynCardia TAH-t includes four specialized valves that replace the four native valves of a human heart. Each valve consists of a titanium housing unit that is assembled with a pyrolytic carbon-coated disc, which is manufactured separately to precisely match the size specifications of each titanium housing unit. These valves are then delivered to us to complete the manufacturing process of our SynCardia TAH-ts. The SynCardia 70cc TAH-t and SynCardia 50cc TAH-t each require valves of different sizes, which limits the number of valves because our suppliers are not able to manufacture housings for both the SynCardia 70cc TAH-t and SynCardia 50cc TAH-t at the same time due to the limited capacity of their manufacturing equipment and personnel. In addition, coordination challenges arise because the key components are produced by two different suppliers on separate production lines, and our suppliers have limited experience in producing the valve components and assembling the valves to our specifications. To increase production, we have worked closely with Tecomet and On-X during the design and manufacturing processes to improve their coordination and to refine the SynHall Valve manufacturing process. In order for our suppliers to continue to increase their supply levels, in particular, the production of housings used in the manufacturing of valves, they will need to continue to increase the production volume of suitable housings that can be matched with appropriate discs based on precise specifications. This may require our suppliers to make investments in additional equipment and personnel. While we work closely with our existing suppliers in an effort to increase the volume of valves we receive, they may be unable or unwilling to make the necessary investment in their production capacity, or they may require us to make substantial investments in their manufacturing facilities to accommodate our needs. Tecomet has recently increased their production levels and currently plans to add an additional production line to manufacture titanium housings. They have indicated, and we believe, that this will result in sufficient quantities of housings to enable On-X to match discs they manufacture with the appropriate Tecomet housings and deliver a sufficient quantity of SynHall Valves to meet our projected demand. We recently attained production levels adequate to meet projected demand and allow us to begin building a sufficient worldwide inventory to better support our current SynCardia Certified Centers.

Although we have engaged Tecomet to supply housings, and we have agreements with On-X to supply us with SynHall Valves and with Sorin Group Italia, s.r.l., or Sorin, as a potential additional supplier of the discs used in the SynHall Valve, Tecomet and On-X have only recently begun producing, and Sorin has never produced, the components for SynHall Valves in significant commercial quantities. If we or a third-party manufacturer fail to deliver the required commercial quantities of any product on a timely basis, and at commercially reasonable prices and acceptable quality, and we are unable to promptly find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volume and quality on a timely basis, we would likely be unable to meet demand for our products and we would lose potential revenues.

We are developing a back-up source for a key component of the SynHall Valve, but we need regulatory approval before we can use it commercially.

Subsequent to our engagement of On-X, we engaged Sorin as a back-up supplier of the pyrolytic, carbon-coated discs we use in our SynHall Valves. We will need to obtain regulatory approval before we sell the SynCardia TAH-t using discs manufactured by Sorin. We expect that Sorin will manufacture this disc identically in all material respects to the disc in the Med-Hall Valve manufactured by Medtronic, and as a result, we expect that the time required for regulatory approval of the SynCardia TAH-t using Sorin-manufactured SynHall Valve discs would be similar to that required for approval of the SynCardia TAH-t using the On-X-manufactured SynHall Valve discs. However, there can be no assurance that the FDA or other regulatory bodies would approve the SynCardia TAH-t using the Sorin-manufactured SynHall Valve discs within our expected timeframe, if at all.

The manufacturing process of the SynCardia TAH-t is complex and requires sophisticated equipment, experienced manufacturing personnel and highly specialized knowledge. If we are unable to manufacture the SynCardia TAH-t on a timely basis consistent with our quality standards, our results of operations will be adversely impacted.

Manufacturing total artificial hearts entails a variety of risks, including:

•	the inability to meet our product specifications and quality requirements consistently;

•	a delay or inability to procure or expand sufficient manufacturing capacity to meet additional demand for our products;

•	manufacturing and product quality issues related to the scale-up of manufacturing;

•	the inability to produce a sufficient supply of our products to meet product demands;

•	the disruption of our manufacturing facility due to equipment failure, natural disaster or failure to retain key personnel; and

•	our inability to ensure our compliance with regulations and standards of the FDA including Quality System Regulation (QSR) and corresponding state and international regulatory authorities.

Any of these events could lead to a reduction in our product sales, product launch delays, or failure to obtain regulatory clearance or approval or impact our ability to successfully sell our products and commercialize our product candidates. Some of these events could be the basis for adverse actions by regulatory authorities, including injunctions, recalls, seizures, or total or partial suspension of production.

The SynCardia TAH-t is currently manufactured by hand by highly trained technicians who cannot be quickly or easily replaced. The length of time required to obtain the skill necessary to build the SynCardia TAH-t is long, and each technician is subject to sickness, accident or life changes. The loss of any such personnel could result in production delays that could adversely affect our results of operations.

To achieve our revenue goals, we must successfully continue to increase production output to meet projected customer demand and allow us to begin building a sufficient worldwide inventory to better support our current SynCardia Certified Centers. We may not be able to increase output on the timeline we anticipate, or at all.

We rely on specialized suppliers for key components of our SynCardia TAH-t and related drivers, and we do not have second-source suppliers for the majority of our components.

We depend on a number of suppliers to manufacture sufficient quantities of the components we use in our SynCardia TAH-t, including the valves and our drivers and other peripheral external equipment. Lead times for our components are significant and can be as long as 12 weeks for our SynCardia TAH-t components. We do not presently have supply agreements with the majority of our key suppliers, including Tecomet, our sole supplier of housings for our SynHall Valves.

We have second-source suppliers for some, but not all, of our components. In particular, we do not have second-source suppliers for many of our driver components, and although we have engaged a potential back-up supplier for our SynHall Valves, which are a key component of our SynCardia TAH-t, we would need to obtain regulatory approvals in order to sell SynCardia TAH-ts with valve discs manufactured by the backup supplier, and we do not have a backup supplier of the housings that are used in our SynHall Valves. Our reliance on third-party suppliers also subjects us to other risks that could harm our business, including:

•	our suppliers may give the needs of other customers higher priority than ours or discontinue or modify components based on demand from other customers;

•	we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	some of our components are extraordinarily complex and must be manufactured to extremely tight tolerances and specifications with the result that our suppliers, especially new suppliers, may make errors in manufacturing or conduct unauthorized rework that could negatively affect the efficacy or safety of our products or cause our components not to be delivered on time or at all or to be delivered outside of our specifications;

•	the availability of second-source suppliers may be extremely limited or their implementation as a supplier may be lengthy due to the tight tolerances and specifications in which we typically operate;

•	switching components or changes to our components, specifications or designs may require product redesign and submission to the FDA of a PMA supplement, which can lead to production interruptions;

•	our suppliers manufacture products for a range of customers, and fluctuations in demand for the products these suppliers manufacture for others may affect their ability to deliver products to us in a timely manner; and

•	our suppliers may encounter financial hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

In the event that any of our suppliers decreases or discontinues production of one of our components, or in the event we encounter quality issues or other problems with components provided by our suppliers, we may not be able to quickly establish additional or alternative suppliers in part because of the FDA approval process. For example, we faced severe supply constraints when Medtronic discontinued production of the Med-Hall Valve, as described in detail elsewhere in these Risk Factors. Although we engaged On-X as an alternative manufacturer of the valve, the FDA and other applicable regulatory bodies deemed the valve manufactured by On-X to be a critical change in a key component of our SynCardia TAH-t. As a result, we were required to pursue new applications for approval of the SynCardia TAH-t using valves manufactured by On-X, which has resulted in significant production delays. As described elsewhere in these Risk Factors, we have also experienced quality issues with certain components of our drivers, including batteries, such as the voluntary recall of specified nonconforming batteries in August 2015. Furthermore, we have experienced production delays associated with selecting and engaging alternative suppliers for such components. Any interruption or delay in obtaining products from our third-party suppliers, or our inability to obtain products from qualified alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to switch to competing products.

While we have identified second-source suppliers for certain of our key components, except with respect to On-X and Sorin, whom we have engaged to manufacture our SynHall Valves and alternative SynHall Valve discs, respectively, we have not entered into written agreements with these suppliers, including Tecomet, the sole supplier of the titanium housings in the SynHall Valve, and we cannot assure you that we will be able to maintain our manufacturing schedule without undue delay or substantial cost if any of these arrangements is terminated,

Additionally, we may experience problems or delays in our own manufacturing and assembly processes, which may be harmful to our financial status or reputation and, therefore, make it more difficult or expensive for us to continue with or enter into relationships with specialized suppliers. Our business plan is predicated on maintaining strong relationships and favorable supply arrangements with a series of external parties to manufacture components of our SynCardia TAH-t and related drivers. If we are unsuccessful in this regard or are unable to secure or maintain agreements with these manufacturers on favorable terms or at all, then our ability to commercialize our technology and expand our operations will be dramatically impaired.

The future worldwide demand for our current products and our future products is unproven. Our current products and our future products may not be accepted by hospitals, surgeons or patients, and may not become commercially successful.

Physicians and hospitals may not perceive the benefits of our products and may be reluctant or unwilling to adopt our SynCardia TAH-t as a treatment option, particularly in light of existing treatment options. For example, left ventricular assist devices, or LVADs, are currently the mechanical circulatory support, or MCS, devices most commonly used by physicians to bridge the time between when a transplant is needed for a heart failure patient and when a donor heart becomes available. While we believe that the SynCardia TAH-t is a complementary treatment alternative to LVADs on the continuum of care, physicians who are accustomed to using LVADs or other ventricular assist devices, or VADs, to treat patients with heart failure may be reluctant to adopt broad use of our SynCardia TAH-t.

Physicians and hospitals may be slow to change their practices because of perceived risks arising from the use of new products or due to specific operational characteristics related to the use of our SynCardia TAH-t and its related drivers. For example, physicians and hospitals have reported to us that the noise level generated by our Freedom Portable Driver has impacted their willingness to use the Freedom Portable Driver in the hospital setting. In addition, unlike VADs, implanting our SynCardia TAH-t involves the removal of the patient’s native heart. While we believe that replacement of the native heart with the SynCardia TAH-t provides many benefits over VADs, the concept of removing a patient’s native heart may cause a negative emotional reaction from certain physicians, patients and their families, and make them reluctant to use our products.

We must establish markets for our products and build those markets through physician education and awareness programs. Publication in peer-reviewed medical journals of results from studies using our SynCardia TAH-t will be an important consideration in its adoption by physicians and in reimbursement decisions of third-party payors. The process of publication in leading medical journals is subject to a peer review process. Peer reviewers may not consider the results of studies of our SynCardia TAH-t and any future products sufficiently novel or worthy of publication. Failure to have our studies published in peer reviewed journals may adversely affect adoption of our products.

Educating physicians and hospitals on the safety and benefits of our products requires a significant commitment by our marketing team and sales organization. We cannot predict when, if ever, the SynCardia TAH-t will become widely accepted by physicians and hospitals. If we are unable to educate physicians and hospitals about the advantages of our SynCardia TAH-t, do not achieve significantly greater market acceptance of our products, do not gain momentum in our sales activities, or fail to significantly grow our market share, we will not be able to grow our revenue, and our business and financial condition will be adversely affected.

If we are unable to educate physicians on the safe and effective use of our SynCardia TAH-t, we may be unable to achieve our expected growth.

It is critical to the success of our commercialization efforts that we educate physicians on proper implantation and aftercare techniques for our SynCardia TAH-t and provide them with adequate product support during clinical procedures. There is a learning process for physicians to become proficient in the use of our SynCardia TAH-t, and it typically takes several procedures for a physician to become comfortable implanting the SynCardia TAH-t. If a physician experiences difficulties during a procedure involving the SynCardia TAH-t, that physician may be less likely to continue to use our products or to recommend them to other physicians. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

We have only recently re-hired a portion of our U.S. sales force. If we fail to develop and retain a direct sales force and effective network of international distributors, we may be unable to achieve our expected growth and our business could suffer.

In mid-2013, we implemented a significant reduction in personnel, including our entire U.S. sales organization of five people. In July 2014, we re-hired two sales professionals from our previous U.S. sales organization. With the proceeds of this offering, we intend to recruit and train approximately 5-10 additional cardiovascular sales specialists to promote the SynCardia TAH-t worldwide and recruit new medical centers to become SynCardia Certified Centers. We utilize a network of independent distributors and agents for sales outside of the United States. As we launch products, increase our current sales efforts and expand into new geographies, we will need to retain, grow and develop our direct sales personnel, distributors and agents. There is significant competition for sales personnel experienced in relevant medical device sales. In addition, the training process is lengthy because it requires significant education for new sales representatives to achieve an acceptable level of clinical competency with our products. Upon completion of training, sales representatives typically require lead time in the field to develop or expand their network of accounts and achieve the productivity levels we expect them to reach in any individual territory. If we are unable to attract, motivate, develop and retain a sufficient number of qualified sales personnel, and if our sales representatives do not achieve the productivity levels we expect them to reach, our revenue will not grow at the rate we expect, and our financial performance will suffer. In addition, we cannot assure you that we will succeed in entering into and maintaining productive arrangements with an adequate number of distributors that are sufficiently committed to selling the SynCardia TAH-t in international markets. The establishment and maintenance of a distribution network is expensive and time consuming. Even if we engage and maintain suitable relationships with an adequate number of distributors, they may not generate revenue as quickly as we expect them to, commit the necessary resources to effectively market and sell our products, or ultimately succeed in selling our products. Moreover, if our sales force and distributors are unable to recruit new medical centers to become SynCardia Certified Centers, we may be unable to achieve our expected growth, and our business could suffer.

We are in a highly competitive market segment, which is subject to rapid technological change. If our competitors are able to develop and market products that are safer, more effective, less costly, easier to use or otherwise more attractive than any products that we may develop, our business will be adversely impacted.

The medical device industry is highly competitive and subject to technological change. Our success depends, in part, upon our ability to maintain a competitive position in the development of technologies and products for use in the treatment of heart failure. We face significant competition in the United States and internationally, and we expect the intensity of competition will increase over time. For example, our products are likely to compete against products offered by larger public companies such as Thoratec Corporation and HeartWare International, Inc. In addition to these competitors, we also face competition from smaller companies with active MCS device development programs. Other competitors may emerge in the future. Many of the companies developing or marketing competing products enjoy several advantages relative to us, including:

•	greater financial and human resources for product development, sales and marketing;

•	greater name recognition;

•	long-established relationships with physicians and hospitals;

•	the ability to offer rebates or bundle multiple product offerings to offer greater discounts or incentives;

•	more established distribution channels and sales and marketing capabilities; and

•	greater experience in and resources for conducting research and development, clinical studies, manufacturing, preparing regulatory submissions, obtaining regulatory clearance or approval for products and marketing approved products.

The SynCardia TAH-t is currently the only total artificial heart that is commercially available in the United States, European Union and Canada for use as a bridge to heart transplantation. Although we believe that our SynCardia TAH-t is a complementary treatment alternative to LVADs on the continuum of care, we cannot assure you that hospitals, physicians and investors will not view our products as competitive with LVADs that are marketed and sold by much larger and more established companies. Our competitors may develop and patent processes or products earlier than we do, obtain regulatory clearance or approvals for competing products more rapidly than us or develop more effective, more convenient or less expensive products or technologies that render our technology or products obsolete or less competitive. In addition, our ability to increase gross margins is dependent in part upon product development, including increasing service intervals for drivers. We also face fierce competition in recruiting and retaining qualified sales, scientific and management personnel, establishing clinical trial sites and enrolling patients in clinical studies. If our competitors are more successful than we are in these matters, our business may be harmed.

We have significant customer concentrations, and economic difficulties or changes in the purchasing policies or patterns of our key customers could have a significant impact on our business and operating results.

A small number of customers account for a substantial portion of our revenues. Our customers are hospitals and surgical centers with heart transplant centers and MCS programs. Our largest customer, Cedars-Sinai Medical Center, or Cedars-Sinai, accounted for 19.5% of our revenues for the year ended December 31, 2014 and 14% of our revenues for the six months ended June 30, 2015. Our five largest customers combined accounted for approximately 41%, 35% and 27%, of our revenues for the years ended December 31, 2014, 2013 and 2012, respectively, and 41% of our revenues for the six months ended June 30, 2015. Sales of our products to our customers, including Cedars-Sinai, are not based on long-term, committed-volume purchase contracts, and we may not continue to receive significant revenues from Cedars-Sinai or any other customer. Because of our significant customer concentration, our revenue could fluctuate significantly due to changes in economic conditions, the use of competitive products, or the loss of, reduction of business with, or less favorable terms with Cedars-Sinai or any of our other significant customers. A reduction or delay in orders from Cedars-Sinai or any of our other significant customers, or a delay or default in payment by any significant customer, could materially harm our business and results of operations.

Our future success depends on our ability to develop, receive regulatory approval for, and introduce new products or product enhancements that will be accepted by the market in a timely manner.

It is important to our business that we continue to build a pipeline of product offerings for the treatment of heart failure in order to remain competitive. As such, our success will depend in part on our ability to develop and introduce new products. However, we may not be able to successfully maintain our regulatory approvals for existing products, or develop, obtain and maintain regulatory clearance or approval for product enhancements, or new products, or these products may not be accepted by physicians or the payors who financially support many of the procedures performed with our products.

The success of any new product offering or enhancement to an existing product will depend on several factors, including our ability to:

•	identify and anticipate physician and patient needs properly;

•	develop and introduce new products or product enhancements in a timely manner;

•	avoid infringing the intellectual property rights of third parties;

•	demonstrate the safety and efficacy of new products with data from preclinical studies and clinical studies;

•	obtain the necessary regulatory approvals for new products or product enhancements;

•	comply fully with FDA and applicable foreign government agencies’ regulations on marketing of new devices or modified products;

•	provide adequate training to potential users of our products; and

•	receive coverage and adequate reimbursement for procedures performed with our products.

If we do not develop new products or product enhancements in time to meet market demand, if there is insufficient demand for these products or enhancements, or if our competitors introduce new products with enhanced functionalities that are superior to ours, our results of operations will suffer.

If we are unable to successfully complete the pre-clinical studies or clinical trials necessary to support premarket approval applications or PMA supplements, our ability to obtain approvals for new products will be limited.

In some cases, we may be able to engage in limited use of our SynCardia 50cc TAH-t device via emergency or compassionate use provisions, or potentially other devices, prior to completion of clinical trials and receipt of FDA approval. However, before broadly using our SynCardia 50cc TAH-t, or potentially other products in the United States, we must apply for and obtain approval for either a Humanitarian Device Exemption, or HDE, or a premarket approval, or PMA, from the FDA. Before submitting an HDE or PMA application, we must successfully complete pre-clinical studies and clinical trials to demonstrate that the product is safe and either provides probable benefit (for an HDE) or is effective (for a PMA). Product development, including pre-clinical studies and clinical trials, is a long, expensive and uncertain process and is subject to delays, and failure may occur at any stage. Furthermore, the data obtained from the trial may be inadequate to support approval of a PMA application. The commencement or completion of any of our clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

•	the FDA, institutional review boards or other regulatory authorities do not approve a clinical study protocol, require a modification to a previously approved protocol, or place a clinical study on temporary hold;

•	sites do not apply to participate in a clinical study, or apply at a lower rate than expected;

•	we experience difficulties or delays in the process of qualifying sites to participate in a clinical study;

•	patients do not enroll in, or enroll at a lower rate than we expect, or do not complete a clinical study;

•	patients or investigators do not comply with study protocols;

•	patients do not return for post-treatment follow-up at the expected rate;

•	patients experience serious or unexpected adverse side effects, whether because of our product or because of serious co-morbidities that may exist at the time of treatment, causing a clinical study to be put on hold;

•	sites participating in an ongoing clinical study withdraw, requiring us to engage new sites;

•	difficulties or delays associated with establishing additional clinical sites;

•	third-party clinical investigators decline to participate in our clinical studies, do not perform the clinical studies on the anticipated schedule, or are inconsistent with the investigator agreement, clinical study protocol, good clinical practices, and other FDA and institutional review board requirements;

•	third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•	regulatory inspections of our clinical studies or manufacturing facilities require us to undertake corrective action or suspend or terminate our clinical studies;

•	changes in federal, state, or foreign governmental statutes, regulations or policies;

•	interim results are inconclusive or unfavorable as to immediate and long-term safety or efficacy;

•	the study design is inadequate to demonstrate safety and efficacy; or

•	not meeting the statistical endpoints.

The results of pre-clinical studies do not necessarily predict future clinical trial results, and predecessor clinical trial results may not be repeated in subsequent clinical trials. For example, initial analysis of incomplete data from the post approval study of the Companion 2 Driver System, which was reported to the FDA in June 2014, led to the FDA’s release, in June 2015, of a letter to transplant surgeons and cardiologists regarding initial data suggesting that patients requiring pre-implant circulatory rescue interventions (such as intra-aortic balloon pump or extracorporeal membrane oxygenation) had a higher mortality rate when using the Companion 2 Driver System as compared to Big Blue, the initial TAH-t driver approved by the FDA in 2004. However, subsequent reports submitted to the FDA show that the outcomes reported in the initial analysis were premature and the current data show no statistically significant difference between the Companion 2 Driver System and Big Blue performance.

Additionally, the FDA may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to prove safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay the approval of our products. If we are unable to demonstrate the safety and efficacy of our products in our clinical trials, we will be unable to obtain regulatory approval to market our products. The data we collect from our clinical trials, including our currently planned clinical trials for the SynCardia 50cc TAH-t and approval for destination therapy, and any pre-clinical studies may not be sufficient to support FDA approval. Moreover, if the results of any post-market clinical studies are not favorable, our existing clearances or approvals may be impacted.

The risks described above also apply to foreign clinical trials and regulatory approvals. If we cannot timely conduct foreign trials in our major target markets (to the extent required in order to market our device in such locations), and receive timely approval in those jurisdictions to market our device for a variety of indications, our business will suffer.

If third-party payors do not provide adequate coverage and reimbursement for the use of our products, it is unlikely our products will be widely used and our revenues will be negatively impacted.

Our success in marketing our products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of our products. In the United States, the commercial success of our existing products and any future products will depend, in part, on the extent to which governmental payors at the federal and state levels, including Medicare and Medicaid, private health insurers and other third-party payors provide coverage for and establish adequate reimbursement levels for procedures utilizing our products. The existence of coverage and adequate reimbursement for our products and related procedures by government and private payors is critical to market acceptance of our existing and future products. Neither hospitals nor surgeons are likely to use our products if they do not receive adequate reimbursement for the procedures utilizing our products.

Some private payors in the United States may base their reimbursement policies on the coverage decisions determined by the Centers for Medicare and Medicaid Services, or CMS, which administers the Medicare program. Others may adopt different coverage or reimbursement policies for procedures performed using our SynCardia TAH-t, while some governmental programs, such as Medicaid, have reimbursement policies that vary from state to state, some of which may not pay for our SynCardia TAH-t in an amount that supports our selling price, if at all. A Medicare national or local coverage decision denying coverage for our SynCardia TAH-t or any other products could result in private and other third-party payors also denying coverage. For example, in 1986, CMS issued a non-coverage policy regarding the use of artificial hearts under the Medicare program. Most private payors followed this determination and denied coverage for our products. As a result, hospitals in the United States generally were unable to obtain reimbursement through Medicare or most private insurers for the use of our products until 2008. In that year CMS issued a Coverage Decision Memorandum stating that CMS reimbursements of the SynCardia TAH-t would only be provided to hospitals enrolled in approved studies with evidence development. Following the issuance of this Coverage Decision Memorandum, private payors began to provide reimbursement coverage for our SynCardia TAH-t, including for hospitals not enrolled in such studies. The SynCardia 70cc TAH-t is currently reimbursed by Medicare and more than 100 private insurers in the United States. We generally understand from our interactions with hospitals that they are reimbursed and this, together with the fact that we have been paid for every TAH-t implanted since 2008, supports our conclusion that private reimbursement in the United States is provided to substantially all hospitals that have implanted our SynCardia TAH-ts. A withdrawal by CMS of its 2008 Coverage Decision Memorandum to reverse its prior non-coverage decision, or any other unfavorable coverage or reimbursement decisions by government programs or private payors, could have a material adverse effect on our business.

SynCardia has chosen not to use Medicare’s current reimbursement methodology for biventricular pneumatic drivers for the Freedom Portable Driver outside of the hospital. SynCardia is finalizing a strategy to be presented in 2015 to CMS for coverage of the Freedom Portable Driver. Although our customers are currently reimbursed by certain private insurers for use of our Freedom Portable Driver outside of the hospital, there can be no assurance that this reimbursement will continue to be provided. To date, none have denied coverage. We believe that payors will be economically incented to provide reimbursement for use of the Freedom Portable Driver outside of the hospital, because of the potential hospital cost avoidance it enables. However, if we are not able to obtain broad reimbursement coverage for use of the Freedom Portable Driver outside of the hospital, the use of our SynCardia TAH-t for destination therapy could be materially and adversely impacted.

Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. We cannot assure you that our SynCardia TAH-t will be considered cost-effective by international third-party payors, that reimbursement will be available or, if available, that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our SynCardia TAH-t profitably. If sufficient coverage and reimbursement are not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

Our manufacturing operations, research and development activities, and corporate headquarters, are currently based at a single location, which may subject us to a variety of risks.

We currently conduct all of our manufacturing, development and management activities at a single location in Tucson, Arizona. We have taken precautions to safeguard our facilities, including insurance, secure access and health and safety protocols. However, vandalism, terrorism or a natural or other disaster such as a flood or fire could cause substantial delays in our operations, damage or destroy our equipment or inventory, and cause us to incur additional expenses. The insurance coverage we maintain may not be adequate to cover our losses in any particular case.

Product liability claims could damage our reputation or adversely affect our business.

The design, manufacture and marketing of human medical devices, particularly implantable life-sustaining medical devices, carries an inherent risk of product liability claims and other damage claims. In addition to the exposure we may have for defective products, physicians may misuse our products or use improper techniques, regardless of how well trained, potentially leading to injury and an increased risk of product liability. A product liability or other damages claim, product recall or product misuse could require us to spend significant time and money in litigation, regardless of the ultimate outcome, or to pay significant damages and could seriously harm our business. We maintain clinical trial insurance and limited product liability insurance. We cannot be certain that insurance will be sufficient to cover all claims that may be made against us. Our insurance policies generally must be renewed on an annual basis. We may not be able to maintain or increase insurance on acceptable terms or at reasonable costs. A successful claim brought against us in excess, or outside of, our insurance coverage could seriously harm our financial condition or results of operations. Generally, our clinical trials will be conducted in (and our commercial sales will be made to sites in respect of) patients with serious life-threatening diseases for whom conventional treatments have been unsuccessful or for whom no conventional treatment exists. During the course of treatment, these patients could suffer adverse medical effects or die for reasons that may or may not be related to our medical devices. Any of these events could result in a claim of liability.

Product deficiencies could result in field actions, recalls, substantial costs and write-downs; these could also lead to the delay or termination of ongoing trials and harm our reputation, business and financial results.

Our products are subject to various regulatory guidelines and involve complex technologies. The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture that could affect patient safety. Manufacturers may, under their own initiative, conduct a product notification or recall to inform physicians of changes to instructions for use or if a deficiency in a device is found or suspected.

Identified quality problems, such as failure of critical components including batteries or controllers, or the failure of third parties to supply us with sufficient conforming quantities of these products or components, could impact the availability of our products in the marketplace or lead to adverse clinical events that could cause us to amend, repeat or terminate clinical trials. In addition, product improvements, product redundancies or failure to sell a product before its expiration date could result in scrapping or expensive rework of products, and our business, financial condition or results of operations could suffer. Product complaints, quality issues and necessary corrective and preventative actions could result in communications to customers or patients, field actions, the scrapping, rework, recall or replacement of products, substantial costs and write-offs, and harm to our business reputation and financial results. Further these activities could adversely affect our relationships with our customers or affect our reputation, which could materially adversely affect our earnings, results and financial viability.

For example, in January 2013 we implemented a voluntary field action for specific defective batteries provided by a third party supplier used in our Companion 2 Driver System. This field action affected specific batteries then in the field and resulted in remediation costs of approximately $100,000 (net of reimbursements we received from the supplier). Also, in August 2015, we implemented a voluntary recall to replace a specific nonconforming battery in certain Freedom Portable Drivers in the field after a report of a driver mechanism failure in which pumping stopped and the patient lost consciousness. Because visible and audible alarms operated, a caregiver was able to switch the patient to a backup driver, at which time the patient recovered. All affected drivers were replaced within one week of recall initiation without adverse impact to any patients. A future field action or recall announcement could harm our reputation with customers, negatively affect our sales, and subject us to FDA enforcement actions. Moreover, depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. If we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizures, injunctions, administrative penalties, or civil or criminal fines.

Any identified quality issue can therefore both harm our business reputation and result in substantial costs and write-offs, which in either case could materially harm our business and financial results.

Any claims relating to improper handling, storage or disposal of hazardous chemicals and biomaterials could be time-consuming and costly to address.

Our operations require the use of hazardous materials, including chemicals and biomaterials. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We could be subject to both criminal liability and civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development or production efforts or harm our operating results.

Our international operations subject us to certain operating risks, which could adversely impact our results of operations and financial condition.

Sales of our products outside the United States represented approximately 35% of our revenue in the year ended December 31, 2014. From our inception through June 30, 2015, we sold our products in Australia, Austria, Canada, France, Germany, Greece, Israel, Italy, Kazakhstan, Lithuania, Russia, Slovenia, Sweden, Turkey, and the United Kingdom. The sale and shipment of our products across international borders, as well as the purchase of components from international sources, subjects us to U.S. and foreign governmental trade, import and export, and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly impact us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act and anti-boycott laws, as well as export controls laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

In addition, several of the countries in which we sell our products are, to some degree, subject to political, economic or social instability, and certain of such countries are or may in the future become the subject of U.S. or international sanctions. For example, in March 2014, President Obama signed several executive orders approving sanctions on certain Russian individuals, businesses and industries.

Our international operations expose us and our distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•	difficulties in enforcing or defending intellectual property rights;

•	pricing pressure that we may experience internationally;

•	a shortage of high-quality sales people and distributors;

•	third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;

•	disadvantage to competition with established business and customer relationships;

•	the imposition of additional U.S. and foreign governmental controls or regulations;

•	economic instability;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•	potentially adverse tax consequences, including in respect of transfer pricing, value added and other tax systems, double taxation, and/or taxation on repatriation of earnings, which could result in significant fines, penalties and additional taxes being imposed on us;

•	laws and business practices favoring local companies;

•	difficulties in maintaining consistency with our internal guidelines;

•	the imposition of costly and lengthy new export licensing requirements;

•	the imposition of U.S. or international sanctions against a country, company, person or entity with whom we do business that would restrict or prohibit continued business with the sanctioned country, company, person or entity; and

•	the imposition of new trade restrictions.

If any of these events or circumstances were to occur, our sales in foreign countries may be harmed and our results of operations would suffer.

We are subject to credit risk from our accounts receivable related to our product sales, which include sales within foreign countries that have recently experienced economic turmoil.

We had receivable balances from foreign customers of approximately $1.1 million and $1.8 million as of December 31, 2013 and 2014, respectively and $1.4 million as of June 30, 2015. Our accounts receivable in the United States are primarily due from private hospitals. In contrast, our accounts receivable outside of the United States are primarily due from third-party distributors, and to a lesser extent, public government-owned and private hospitals, which present a greater risk of uncollectible accounts. Our historical write-offs of accounts receivable have not been significant.

We monitor the financial performance and credit worthiness of our customers so that we can properly assess and respond to changes in their credit profile. Our third-party distributors operate in certain countries such as Greece, Italy, Turkey and Russia, where economic conditions continue to present challenges to their businesses, increasing collection risks and lengthening collection cycles. These distributors are owed certain amounts from public hospitals that are funded by their governments. Adverse financial conditions in these countries may continue, thus negatively affecting the length of time that it will take us to collect associated accounts receivable, or impact the likelihood of ultimate collection. Moreover, we may have difficulty under foreign legal systems in enforcing agreements and collecting receivables.

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

A significant portion of our business is located outside the United States and, as a result, we generate revenue and incur expenses denominated in currencies other than the U.S. dollar, a majority of which is denominated in Euros. For the years ended December 31, 2014, 2013 and 2012, approximately 35%, 23% and 29%, respectively, of our total revenue was denominated in foreign currencies, and 29% of our revenues was denominated in foreign currencies for the six months ended June 30, 2015. As a result, changes in the exchange rates between such foreign currencies and the U.S. dollar could materially impact our results of operations and distort period-to-period comparisons. Fluctuations in foreign currency exchange rates also impact the reporting of our receivables and payables in non-U.S. currencies. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our common stock could be adversely affected.

Although we do not currently hedge our foreign currency exchange rate risks, we may engage in exchange rate hedging activities in the future in an effort to mitigate the impact of exchange rate fluctuations. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations.

Our operating results may vary significantly from quarter to quarter, which may negatively impact our stock price in the future.

Our quarterly revenues and results of operations may fluctuate due to, among others, the following reasons:

•	physician and hospital acceptance of our products;

•	the timing, expense and results of research and development activities, preclinical studies and clinical trials, and obtaining future regulatory approvals;

•	fluctuations in our expenses associated with expanding our operations and operating as a public company;

•	the introduction of new products and technologies by our competitors;

•	sales representatives’ productivity;

•	supplier, manufacturing or quality problems with our products;

•	the timing of stocking orders from our distributors;

•	changes in our pricing policies or in the pricing policies of our competitors or suppliers; and

•	changes in third-party payors’ reimbursement policies.

In addition, because the SynCardia TAH-t is primarily used to treat patients with irreversible biventricular heart failure—a population which makes up a relatively small subset of all heart failure patients—and because such patients must be in the vicinity of or capable of traveling to a SynCardia Certified Center to be able to receive the SynCardia TAH-t, the number of patients who will need and be capable of receiving a SynCardia TAH-t in any quarterly or other period may be inconsistent and difficult to predict, resulting in fluctuations in our revenues and results of operations.

Because of these and possibly other factors, it is likely that in some future period our operating results will not meet investor expectations or those of public market analysts. Any unanticipated change in revenues or operating results is likely to cause our stock price to fluctuate since such changes reflect new information available to investors and analysts. New information may cause investors and analysts to revalue our business, which could cause a decline in the trading price of our stock.

We use estimates, make judgments and apply certain methods in applying our accounting policies and reporting our financial results. As these estimates, judgments and methods change, our results of operations could vary.

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on our results of operations. Such methods, estimates and judgments are, by their nature, subject to substantial risks, complexities, uncertainties and assumptions, and factors may arise over time that may lead us to change our methods, estimates and judgments. Changes in any of our assumptions may cause variation in our reporting and may adversely affect our reported financial results.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations; in addition, we may be unable to use a substantial part of our net operating losses if we do not attain profitability in an amount necessary to offset such losses.

As of December 31, 2014, we had federal net operating loss, or NOL, carryforwards of approximately $73 million. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this public offering, our ability to utilize NOLs could be further limited by Section 382. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382. Furthermore, we may be unable to use a substantial part of our NOLs if we do not attain profitability in an amount sufficient to offset such losses before the expiration of the NOLs.

The industry- and market-related estimates included in this prospectus are based on various assumptions and may prove to be inaccurate.

Industry- and market-related estimates in this prospectus, including estimates related to our market size and industry data, are subject to uncertainty and are based on assumptions which may not prove to be accurate. This may have negative consequences, such as our overestimating our potential market opportunity. For more information, see the subsection entitled “Special Note Regarding Forward-Looking Statements.”

Our ability to maintain our competitive position depends on our ability to attract and retain highly qualified personnel.

Our future success depends on our ability to attract and retain our executive officers and other key employees. We may not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among companies in the medical device business and related industries, particularly in the Tucson, Arizona area, where we are headquartered. Our industry has experienced a high rate of turnover of management personnel in recent years. As such, we could have difficulty attracting experienced personnel and may be required to spend significant time and expend significant financial resources in our employee recruitment and retention efforts. Many of the other medical device companies with whom we compete for qualified personnel have greater financial and other resources and different risk profiles than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than that which we have to offer. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will impede significantly our ability to implement our business strategy and achieve our business objectives.

If we acquire other companies or businesses, we will be subject to risks that could hurt our business.

We may in the future acquire complementary businesses, products or technologies. Any such acquisition may not produce the revenues, earnings or business synergies that we anticipate, and any acquired business, product or technology might not perform as we expect. Our management could spend a significant amount of time, effort and money in identifying, pursuing and completing acquisitions. If we complete an acquisition, we may encounter significant difficulties and incur substantial expenses in integrating the operations and personnel of the acquired company into our operations. In particular, we may lose the services of key employees of the acquired company, and we may make changes in management that impair the acquired company’s relationships with employees, vendors and customers. Additionally, we may acquire development-stage companies that are not yet profitable and require continued investment, which could decrease our future earnings or increase our futures losses.

Any of these outcomes could prevent us from realizing the anticipated benefits of an acquisition. To pay for an acquisition, we might use stock or cash. Alternatively, we might borrow money from a bank or other lender. If we use stock, our stockholders would experience dilution of their ownership interests. If we use cash or debt financing, our financial liquidity would be reduced. Any acquisition could result in our recording significant amounts of goodwill or other intangible assets, some of which could result in significant quarterly amortization expense. Moreover, if we determine during annual reviews or otherwise that an intangible asset has been impaired, we may need to write off some or all of its carrying value, resulting in large charges to expense. Amortization charges and write-downs or write-offs of intangibles would decrease our future earnings or increase our future losses.

Failure to protect our information technology infrastructure against cyber-based attacks, network security breaches, service interruptions, or data corruption could significantly disrupt our operations and adversely affect our business and operating results.

We rely on information technology and telephone networks and systems, including the Internet, to process and transmit sensitive electronic information and to manage or support a variety of business processes and activities, including sales, billing, customer service, procurement and supply chain, manufacturing, and distribution. We use enterprise information technology systems to record, process, and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal, and tax requirements. Our information technology systems, some of which are managed by third-parties, may be susceptible to damage, disruptions or shutdowns due to computer viruses, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, user errors or catastrophic events. Despite the precautionary measures we have taken to prevent breakdowns in our information technology and telephone systems, if our systems suffer severe damage, disruption or shutdown and we are unable to effectively resolve the issues in a timely manner, our business and operating results may suffer.

Risks Related to Our Capital Resources and Impairments

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this prospectus.

The audit report from our independent registered public accounting firm for the years ended December 31, 2014 and 2013 includes an explanatory paragraph stating that our inability to achieve long-term commercial success to date, recurring losses from operations and need for additional capital raise doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of the uncertainty regarding our ability to continue as a going concern. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited consolidated financial statements, and it is likely that investors will lose all or a part of their investment. After this offering, future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

We may be required to obtain additional funds in the future, and these funds may not be available on acceptable terms or at all.

Our operations have consumed substantial amounts of cash since inception, and we anticipate our expenses will increase as we seek to continue to grow our business and transition to operating as a public company. We may need to seek additional capital in the future. We believe that our growth will depend, in part, on our ability to fund our commercialization efforts and our efforts to develop variations of the SynCardia TAH-t and related technology complementary to our current products. Our existing financial resources may not allow us to conduct all of the activities that we believe would be beneficial for our future growth. As a result, we may need to seek funds in the future. If we are unable to raise funds on favorable terms, or at all, we may not be able to support our commercialization efforts or increase our research and development activities or meet our debt and other contractual obligations, and the growth of our business may be negatively impacted. As a result, we may be unable to compete effectively. Our net cash used in operating activities for the years ended December 31, 2014, 2013 and 2012 was $15.1 million, $3.8 million and $1.1 million, respectively, and $9.4 million for the six months ended June 30, 2015, and we had working capital of $(30.7) million, $(24.7) million and $(16.2) million at December 31, 2014, 2013 and 2012, respectively, and $(35.1) million at June 30, 2015. Our cash requirements in the future may be significantly different from our current estimates and depend on many factors, including:

•	the results of our commercialization efforts for our products;

•	the need for additional capital to fund development programs;

•	the costs involved in obtaining and enforcing patents or any litigation by third parties regarding intellectual property;

•	the establishment of high-volume manufacturing and increased sales, marketing and distribution capabilities; and

•	our success in entering into collaborative relationships with other parties.

To finance these activities, we may seek funds through borrowings or through additional rounds of financing, including private or public equity or debt offerings and collaborative arrangements with corporate partners. We may be unable to raise funds on favorable terms, or at all.

During the recent economic instability, it has been difficult for many companies to obtain financing in the public markets or to obtain debt financing on commercially reasonable terms, if at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or products or grant licenses on terms that are not favorable to us. Any of these events could adversely affect our ability to achieve our product development and commercialization goals and have a material adverse effect on our business, financial condition and results of operations.

We have significant indebtedness and other contractual obligations, which may adversely affect our cash flow, cash position and stock price.

In March 2013, we entered into a senior credit agreement, or the First Lien Credit Agreement, with Athyrium Opportunities Fund (A) LP and Athyrium Opportunities Fund (B) LP, collectively referred to as Athyrium, and SWK Funding LLC, or SWK, to obtain debt financing, which substantially increased our total debt. The First Lien Credit Agreement was amended and restated in December 2013. In June 2015, we entered into an Add-On Term Loan Joinder Agreement, or Add-On Term Loan, with Cantor Fitzgerald, as agent, and Athyrium and SWK, which increased our indebtedness under the First Lien Credit Agreement by $6 million. The First Lien Credit Agreement had an outstanding principal balance totaling $22 million as of June 30, 2015. The loans under the First Lien Credit Agreement have been accruing and continue to accrue interest at a rate of 13.5% per annum with interest-only payments due quarterly through March 2018, at which time the outstanding principal and all accrued and unpaid interest is due in full. Furthermore, the loans are subject to an exit fee equal to 15% of the outstanding principal balance payable upon any prepayment or repayment, as well as a prepayment penalty of up to approximately 15% in the case of any voluntary or mandatory prepayment. The Add-On Term Loan is subject to an additional 5% prepayment premium in the case of any prepayment. In the event of a default under the First Lien Credit Agreement, interest becomes payable at a rate of 15.5% per annum. The loans under the First Lien Credit Agreement are subject to mandatory prepayment in certain circumstances, including in the event of a change in control (including certain initial public offerings) or upon an event of default. We do not expect that the completion of this offering will constitute a change in control under the First Lien Credit Agreement. On February 13, 2015, we entered into the Credit and Note Purchase Agreement, under which we issued $14.5 million principal amount of Convertible Notes, a portion of which were exchanged, together with other consideration, for the then-outstanding obligations under our junior credit agreement, or Second Lien Credit Agreement, which we had entered into in December 2013. The Convertible Notes accrue interest at a rate of 10% per annum compounded annually. Upon a Qualified IPO, the Convertible Notes will convert automatically into shares of our common stock. Our obligations under the First Lien Credit Agreement and the Credit and Note Purchase Agreement described above are secured by substantially all of our assets, excluding certain property such as equipment financed with purchase money debt. In addition, we have long-term leases on real properties and other contractual obligations, including capital leases and short-term, unsecured debt totaling approximately $1.5 million as of June 30, 2015.

Our ability to make scheduled payments or to refinance our debt obligations depends on numerous factors, including the amount of our cash balances and our actual and projected financial and operating performance. These amounts and our performance are subject to certain financial and business factors, as well as prevailing economic and competitive conditions, some of which may be beyond our control. We may be unable to maintain a level of cash balances or cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our existing or future indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to take any of these actions, and even if we are able, these actions may be insufficient to permit us to meet our scheduled debt service obligations. In addition, in the event of our breach of the credit agreements, we may not be allowed to draw additional amounts under the agreements, and we may be required to repay any outstanding amounts earlier than anticipated.

If an event of default occurs under our credit agreements with Athyrium, SWK or our other lenders, including in certain circumstances under the warrants issued in connection with the loans (which are generally consistent with the events of default contained in the credit agreements), the lenders may declare the outstanding principal balance and accrued but unpaid interest owed to them immediately due and payable, which would have a material adverse effect on our financial position. We may not have sufficient cash to satisfy this obligation. Also, if a default occurs under a secured loan, and we are unable to repay the lenders, the lenders could seek to enforce their rights under their security interests in our assets. If this were to happen, we may lose or be forced to sell some or all of our assets to satisfy our debt, which could cause our business to fail. Events of default have occurred under our credit agreements with Athyrium and SWK relating to, among other things, our inability to deliver a report and opinion of an independent certified public accountant that is not subject to any “going concern” or like qualification or exception. Although Athyrium and SWK have in the past agreed to waive or forebear from exercising remedies under the credit agreements with respect to these events of default, there can be no assurance that they will continue to do so in the future.

Our debt and other contractual obligations could have significant additional negative consequences, including, without limitation:

•	increasing our vulnerability to general adverse economic conditions;

•	limiting our ability to obtain additional funds; and

•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

Challenges in the credit environment and other general economic and political conditions may adversely affect our business and financial condition.

External factors can affect our financial condition and results of operations. Such external factors include general domestic and global economic conditions, such as interest rates, tax rates and factors affecting global economic stability, and the political environment regarding healthcare in general. While the economic environment has shown some signs of improvement, the strength and timing of any economic recovery remains uncertain, and we cannot predict to what extent economic conditions may negatively impact our business.

Our ability to enter into or maintain financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products, or our customers become insolvent. Any deterioration in our key financial ratios, or non-compliance with financial covenants in our existing credit agreements could also adversely affect our business and financial condition. Continuing volatility in the global financial markets could increase our borrowing costs or affect our ability to access the capital markets. Economic conditions may also adversely affect the business of our customers, including their ability to pay for our products. This could result in a decrease in the demand for our products, increased uncollectible accounts, longer sales cycles, slower adoption of new technologies and increased price competition.

We do business with foreign governments outside the United States. A number of these countries, including certain European countries, have experienced deterioration in credit and economic conditions. These conditions have resulted in, and may continue to result in, a reduction in the number of procedures that use our products and an increase in the average length of time that it takes to collect accounts receivable outstanding in these countries.

If we fail to properly manage our anticipated growth, our business could suffer.

Our strategy involves substantial growth. If we experience periods of rapid growth and expansion, our limited personnel, operational infrastructure and other resources could be significantly strained. In particular, the anticipated expansion of our direct sales force in the United States will require significant management, financial and other supporting resources. In addition, in order to manage expanding operations we will need to continue to improve our operational and management controls, reporting and information technology systems and financial internal control procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our operating results and business could suffer. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.

To achieve our revenue goals, we must successfully increase production output to meet projected customer demand to begin building a sufficient worldwide inventory to better support our current SynCardia Certified Centers. We may not be able to increase output on the timeline we anticipate, or at all. Also, we may in the future experience difficulties with production yields and quality control, component supply, and shortages of qualified personnel, among other problems. These problems could result in delays in product availability and increases in expenses. Any such delay or increased expense could adversely affect our ability to generate revenues.

Risks Related to Regulation of our Industry

Our business is subject to extensive governmental regulation that could make it more expensive and time consuming for us to introduce new or improved products.

Our products must comply with regulatory requirements imposed by the FDA, the U.S. Department of Health and Human Services and other governmental agencies in the United States, and similar agencies in foreign jurisdictions. These requirements involve lengthy and detailed laboratory and clinical testing procedures, sampling activities, an extensive agency review process, and other costly and time-consuming procedures. It often takes several years to satisfy these requirements, depending on the complexity and novelty of the product. We also are subject to numerous additional licensing and regulatory requirements relating to safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. Some of the most important requirements we face include:

•	FDA Regulations (Title 21 CFR);

•	EU CE mark requirements (Directive 90/385/EEC);

•	Health Canada requirements (SOR/98-282);

•	Medical Device Quality Management System requirements (ISO 13485:2003); and

•	Occupational Safety and Health Administration requirements.

Government regulation may impede our ability to conduct clinical studies and to manufacture our existing and future products. Government regulation also could delay our marketing of new products for a considerable period of time and impose costly procedures on our activities. The FDA and other regulatory agencies may not approve any of our future products on a timely basis, if at all. Any delay in obtaining, or failure to obtain, such approvals could negatively impact our marketing of any future products and reduce our product revenues. Regulatory bodies may review our products once they are on the market and determine that they do not satisfy applicable regulatory requirements. Failure to comply with requisite requirements may lead to European Economic Area, or EEA, regulatory bodies ordering the suspension or withdrawal of our products from the EEA market or, as discussed below, notified bodies withdrawing certificates of conformity for devices and/or the underlying quality systems.

Even after receiving pre-market approval, our products remain subject to strict regulatory controls on manufacturing, marketing and use. We may be forced to modify or recall a product after release in response to regulatory action or unanticipated difficulties encountered in general use. To satisfy U.S. FDA requirements, our facilities and associated quality systems are required to comply with 21 CFR 820 and we are subject to periodic inspections by FDA or an FDA-accredited third party. To satisfy EU CE mark requirements our facilities and associated quality systems are required to comply with ISO 13485, and we are subject to periodic audits by a third-party notified body. Our certificate of compliance with ISO 13485 is subject to a three-year renewal period. Failure to maintain an adequate quality system could lead to interruption of supply of our products until our quality system is deemed compliant. Any such action could have a material effect on the reputation of our products and on our business and financial position. For example, in April 2015 we received an FDA Form-483 with two observations regarding complaint handling and nonconformity procedures that have been addressed and we are closely monitoring the implementation of further corrective actions. However, we cannot guarantee that we will not be subject to future FDA inspections or notified body audits requiring corrective actions. FDA closed the April 2015 inspection on June 2, 2015.

Further, regulations may change, and any additional regulation could limit or restrict our ability to use any of our technologies, which could harm our business. We could also be subject to new international, federal, state or local regulations that could affect our research and development programs and harm our business in unforeseen ways. For example, in September 2012, the European Commission adopted a proposal for future regulation of medical devices. (Proposed Regulation), which the European Parliament formally amended in April 2014. If adopted, the Proposed Regulation will repeal and replace Directive 90/385/EEC concerning Active Implantable Medical Devices, or the AIMD Directive, and will be directly applicable to all EEA member states and so it is intended to eliminate current national differences in the regulation of AIMDs. The Proposed Regulation may result in the re-assessment of our products or a longer or more burdensome assessment of our new products. If this happens, we may have to incur significant costs to comply with such laws and regulations, which may harm our results of operations.

The off-label use or misuse of our products may harm our image in the marketplace, result in injuries that lead to product liability suits, which could be costly to our business, or result in costly investigations and regulatory agency sanctions if we are deemed to have engaged in such promotion.

The products we currently market in the United States have been approved by the FDA for specific indications. For example, our SynCardia 70cc TAH-t is approved only for patients with a specific cardiac condition, and then only as a bridge to transplantation rather than for destination therapy. Our clinical support staff and our marketing and sales force have been trained not to promote our products for uses outside of the approved indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our products in a manner determined by the physician, in the exercise of medical judgment, to be appropriate. There may be increased risk of injury to patients if physicians attempt to use our products off-label. Furthermore, the use of our products for indications other than those approved by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA determines that our promotional materials or training constitute promotion of an off-label or other improper use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, and the curtailment of our operations. Any of these events could significantly harm our business and results of operations and cause our stock price to decline.

Further, the advertising and promotion of our products is subject to EEA Member States laws implementing the AIMD Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. In addition, voluntary EU and national Codes of Conduct provide guidelines on the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

We are required to comply with medical device reporting, or MDR, requirements and must report certain malfunctions, deaths, and serious injuries associated with our products, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA MDR regulations (21CFR 803), medical device manufacturers are required to submit information to the FDA when they receive a report or become aware that a device has or may have caused or contributed to a death or serious injury or has or may have a malfunction that would likely cause or contribute to death or serious injury if the malfunction were to recur. All manufacturers placing medical devices on the market in the EEA are legally bound to report any serious or potentially serious incidents involving devices they produce or sell (MEDDEV 2.12-1) to the regulatory agency in whose jurisdiction the incident occurred.

Malfunction of our products could result in future voluntary corrective actions, such as recalls, including corrections, or customer notifications, or agency action, such as inspection or enforcement actions. If malfunctions do occur, we may be unable to correct the malfunctions adequately or prevent further malfunctions, in which case we may need to cease manufacture and distribution of the affected products, initiate voluntary recalls, and redesign the products. Regulatory authorities may also take action against us, such as ordering recalls, imposing fines, or seizing the affected products. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, will distract management from operating our business, and may harm our reputation and financial results.

Our employees, independent contractors, principal investigators, consultants, commercial partners and suppliers may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud, misconduct or other improper activities. Misconduct by employees and independent contractors, such as principal investigators, consultants, commercial partners and suppliers, could include failure to comply with FDA regulations, failure to provide accurate information to the FDA, failure to comply with manufacturing standards we have established, failure to comply with federal and state healthcare fraud and abuse laws, failure to report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and other business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws may restrict or prohibit a wide range of business activities, including, but not limited to, research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee and independent contractor misconduct could also involve the improper use of individually identifiable patient information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee and independent contractor misconduct, and any precautions we take to detect and prevent improper activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate.

We are subject to various federal, state and foreign healthcare laws and regulations, and a finding of failure to comply with such laws and regulations could have a material adverse effect on our business.

Our operations are, and will continue to be, directly and indirectly affected by various federal, state and foreign healthcare laws, including, but not limited to, those described below.

We are subject to the federal Anti-Kickback Statute (42 U.S. Code § 1320a–7b), which prohibits any person or entity from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, in cash or in kind, in return for or to induce the referring, ordering, leasing, purchasing or arranging for or recommending the referring, ordering, purchasing or leasing of any good, facility, item or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as the Medicare and Medicaid programs.

We are also subject to the federal “Sunshine” (42 U.S. Code § 1320a-7h) law, which requires us to track and report annually to CMS information related to certain payments and other “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals and to report annually to CMS ownership and investment interests held by physicians, as defined above, and their immediate family members in our company. We are also subject to similar foreign “sunshine” laws or codes of conduct, which vary country by country.

In addition, we are subject to the federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, persons or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim to, or the knowing use of false records or statements to obtain payment from, or approval by, the federal government. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the False Claims Act (31 U.S. Code § 3729-3733), it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim.

We are also subject to the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, statute, which, among other things, created federal criminal laws that prohibit knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of or payment for health care benefits, items or services. Additionally, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and applicable implementing regulations, impose certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization on entities subject to the law, such as health plans, clearinghouses, and healthcare providers and their business associates. Internationally, substantially every jurisdiction in which we operate has established its own data security and privacy legal framework with which we must comply, including the Data Protection Directive 95/46/EC and national implementation of the Directive in the member states of the European Union.

Many states have also adopted laws similar to each of the above federal laws, such as anti-kickback and false claims laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers, as well as laws that restrict our marketing activities with health care professionals and entities, and require us to track and report payments and other transfers of value, including consulting fees, provided to healthcare professionals and entities. Some states mandate implementation of compliance programs to ensure compliance with these laws. We also are subject to foreign fraud and abuse laws, which vary by country. We can provide no assurance that we are, or will remain in, compliance with the diverse requirements in all jurisdictions in which we do business.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us now or in the future, we may be subject to penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, individual imprisonment, contractual damages, reputational harm, exclusion from governmental health care programs, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results.

Healthcare policy changes, including recent federal legislation to reform the U.S. healthcare system, may have a material adverse effect on us.

In March 2010, President Obama signed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively the ACA. The ACA includes, among other things, a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions, effective January 1, 2013. This excise tax will result in a significant increase in the tax burden on our industry, and if any efforts we undertake to offset the excise tax are unsuccessful, the increased tax burden could have an adverse effect on our results of operations and cash flows. Other elements of the ACA, including comparative effectiveness research, an independent payment advisory board, payment system reforms including shared savings pilots and other provisions, may significantly affect the payment for, and the availability of, healthcare services and may result in fundamental changes to federal healthcare reimbursement programs, any of which may materially affect numerous aspects of our business.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may affect our business activities. For example, healthcare reform measures may result in more rigorous coverage criteria and in additional downward pressure on the reimbursement received for procedures utilizing our products. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year effective April 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2024 unless additional Congressional action is taken. Additionally, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our SynCardia Certified Centers, and, accordingly, our financial operations. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our devices. In addition, we cannot be sure whether additional legislative changes will be enacted, or whether existing regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our devices, if any, may be.

Risks Related to Our Intellectual Property

Many aspects of our SynCardia TAH-t are no longer protected by patents, and we may be unable to protect our products from competition through other means.

Our success depends in part on our ability to develop and protect intellectual property rights relating to key aspects of the technology employed in our total artificial heart systems, maintain our licenses to use intellectual property owned by third parties, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and other proprietary rights of third parties. Although the original inventions underlying the total artificial heart were previously protected by patents, such patents have now expired. Therefore, many aspects of our SynCardia TAH-t are no longer protected by any patents, and we rely primarily on a combination of non-patented proprietary technology, trade secrets, processes and procedures, technical knowledge and know-how accumulated or acquired since our inception. Our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. We generally seek to protect this information by confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, scientific advisors and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors. The intellectual property we own afford only limited protection and may not provide any commercial benefit.

In addition, the laws of some of the countries in which our products are or may be sold may not protect our products and intellectual property to the same extent as U.S. laws, if at all. We may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to infringe other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

The medical device industry is characterized by extensive patent litigation, and we could become subject to litigation that could be costly, result in the diversion of management’s attention, require us to pay significant damages or royalty payments or prevent us from marketing and selling our existing or future products.

Our success depends in part on not infringing the patents or violating the other proprietary rights of others. Significant litigation regarding patent rights occurs in the medical device industry, including among companies focused on artificial transplants. It is possible that U.S. and foreign patents and pending patent applications controlled by third parties may be alleged to cover our SynCardia TAH-t and related technologies, including our drivers. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products.

We may receive in the future, particularly as a public company, communications from patent holders alleging infringement of patents or other intellectual property rights or misappropriation of trade secrets, or offering licenses to such intellectual property. At any given time, we may be involved as either a plaintiff or a defendant in patent infringement actions, the outcomes of which may not be known for prolonged periods of time.

The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technologies involved and the uncertainty of litigation significantly increase the risks related to any patent litigation. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling, making, or using products that use the disputed intellectual property;

•	obtain a license from the intellectual property owner to continue selling, making, licensing, or using products, which license may require substantial royalty payments and may not be available on reasonable terms, or at all;

•	incur significant legal expenses;

•	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;

•	pay the attorney fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing; or

•	redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive and/or infeasible.

If any of the foregoing occurs, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products, all of which could have a material adverse effect on our business, results of operations and financial condition. Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. Further, as the number of participants in the artificial heart industry grows, the possibility of intellectual property infringement claims against us increases.

In addition, we may indemnify our customers and international distributors with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or distributors or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

If we fail to comply with our obligations in agreements under which we license rights to technology from third parties, or if the license agreements are terminated for other reasons, we could lose license rights that are important to our business.

We are party to a license agreement with Medtronic under which Medtronic has granted us a non-exclusive, worldwide, perpetual, generally non-revocable and non-assignable license to (i) make or have made, only as a component part of the SynCardia TAH-t, the valve formerly manufactured by Medtronic as the Med-Hall Valve (which we now refer to as the SynHall Valve), (ii) to use, sell, have sold, offer for sale, import or distribute the SynCardia TAH-t, incorporating such valve as a component part, and (iii) use certain documentation of Medtronic relating to the design and manufacture of the Med-Hall Valve only for such purposes. The SynHall Valve is a key component of the SynCardia TAH-t, and the license rights we have obtained from Medtronic under the license agreement are critically important to our business. If we fail to comply with our obligations under the license agreements with Medtronic (including, among other things, if we fail to make royalty payments to Medtronic under the license agreement), or if we are subject to a bankruptcy or insolvency, Medtronic may terminate the license. In the event that our license rights for the SynHall Valve were to be terminated by Medtronic, we would likely be required to spend significant time and resources to find an alternative means of manufacturing or acquiring a key component of our SynCardia TAH-t, which could have a material adverse effect on our business.

We may be subject to claims that we or our employees have inadvertently or intentionally used or disclosed trade secrets or other proprietary information of former employers of our employees.

We employ individuals who were previously employed at other medical device companies, including our competitors or potential competitors. To the extent that our employees are involved in research areas that are similar to those in which they were involved with their former employers, we may be subject to claims that such employees have inadvertently or intentionally used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against such claims.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price is likely to be volatile, which may result in losses to our stockholders.

The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering, and you may not be able to sell your common stock at or above the initial public offering price, if at all. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially in response to, among other things, the risk factors described in this prospectus and other factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the estimates we provide to the public or the expectations of market analysts;

•	conditions and trends in our industry and the markets we serve;

•	announcements of significant new products by us or our competitors;

•	changes in our pricing policies or the pricing policies of our competitors;

•	changes in recommendations by securities analysts that elect to follow our common stock;

•	legislation or regulatory policies, practices, or actions;

•	the commencement or outcome of litigation;

•	the sale of our common stock or other securities in the future by us or our stockholders, including upon expiration of market standoff or contractual lock-up agreements;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	recruitment or departure of key personnel;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic conditions.

In addition, the market prices of the stock of new issuers and of companies with smaller market capitalizations like us have been volatile and from time to time have experienced significant share price and trading volume changes unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

A large number of additional shares may be sold into the public market in the near future, which may cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a large number of shares of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock. Based upon the number of shares outstanding as of             , 2015, immediately after the closing of this offering, we will have                  shares of common stock outstanding, assuming no exercise of our outstanding options and warrants. This includes the shares we are selling in this offering, which may be resold in the public market immediately, except for any shares held or purchased in this offering by our affiliates, as defined in Rule 144 under the Securities Act. The remaining                  shares of common stock outstanding after this offering, based on shares outstanding as of             , 2015, will be restricted as a result of applicable securities laws, lock-up or market standoff agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus. However, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements with the underwriters prior to expiration of the lock-up period. As restrictions on resale expire, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. For a more detailed description, see “Shares Eligible for Future Sale.”

The holders of                  shares of common stock and holders of warrants to purchase                  shares of common stock have the right to require us to register under the Securities Act any shares in our company pursuant to a stockholders agreement between such holders and us. If such holders, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our common stock. If we file a registration statement for the purpose of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired.

We intend to file a registration statement under the Securities Act to register approximately                  shares of our common stock for issuance under our equity incentive and employee stock purchase plans. Each of our 2015 Equity Incentive Plan and 2015 Employee Stock Purchase Plan provides for annual automatic increases in the shares reserved for issuance under the plan without stockholder approval, which would result in additional dilution to our stockholders. Once we register these shares, they can be freely sold in the public market upon issuance and vesting, subject to any applicable lock-up period or other restrictions provided under the terms of the applicable plan and/or the option agreements entered into with option holders.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

No public market for our common stock currently exists, and we cannot be certain that an active trading market for our common stock will develop or be sustained following this offering. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or products by using our shares as consideration.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management. These provisions include:

•	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	limiting the removal of directors by the stockholders;

•	creating a staggered board of directors;

•	prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	eliminating the ability of stockholders to call a special meeting of stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control, whether or not it is desired by or beneficial to our stockholders. Further, other provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us.

Our issuance of preferred stock could adversely affect holders of our common stock.

Our board is authorized to issue up to 10 million shares of preferred stock without any action on the part of our stockholders. Our board also has the power, without stockholder approval, to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights and preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock that is convertible into our common stock at greater than a one-to-one ratio, the voting and other rights of the holders of our common stock or the market price of our common stock could be adversely affected.

If securities or industry analysts do not publish research or reports about our business, or if they issue a negative opinion regarding our stock, the price of our stock and trading volume could decline.

The trading market for our common stock will be influenced by the research reports and opinions that securities or industry analysts publish about our business. We do not currently have and may never obtain research coverage by these analysts. Investors have numerous investment opportunities and may limit their investments to publicly traded companies that receive thorough research coverage. If no analysts commence coverage of us or if one or more analysts cease to cover us or fail to publish reports in a regular manner, we could lose visibility in the financial markets, which could cause a significant and prolonged decline in our stock price due to lack of investor awareness.

In the event that we do not obtain analyst coverage, or if one or more of the analysts downgrade our stock or comment negatively about our prospects or the prospects of other companies operating in our industry, our stock price could decline significantly. There is no guarantee that the equity research organizations affiliated with the underwriters of this offering will elect to initiate or sustain research coverage of us, nor whether such research, if initiated, will be positive towards our stock price or our business prospects.

If our involvement in an online article about SynCardia is held to be “gun jumping” in violation of the Securities Act of 1933, we could be required to repurchase securities sold in this offering. You should only rely on statements made in this prospectus in determining whether to purchase our shares.

In an online article posted in March 2015, information regarding this offering and SynCardia was published. The article included quotes attributed to our Chief Executive Officer regarding SynCardia, the history of our TAH-ts and our financing plans. Our Chief Executive Officer held a brief discussion with the reporter after leaving a conference, while walking to his waiting transportation. Our Chief Executive Officer did not understand that the information would be utilized in an article, and he did not agree to be interviewed for a news story. Also, our Chief Executive Officer subsequently requested that the article be withdrawn. While some of the factual statements about SynCardia in the article are disclosed in this prospectus, the article presented statements about our company in isolation and did not disclose many of the related risks and uncertainties described in this prospectus.

Investors should be aware of the following clarifications with respect to the content of the article:

•	The article states that more than $500 million has been invested in SynCardia’s artificial heart technology over the past 30 years. However, we cannot assure you that this amount is accurate.

•	The article states our revenues for 2013 and 2014. This financial information consists of approximations of our revenue for the periods referenced and differs from those presented in the prospectus. See our consolidated financial statements for additional information regarding our financial performance for the years ended December 31, 2013 and 2014.

•	The article states our CEO’s view on our revenue “run-rate” for 2015 revenue and the level of revenue at which we break even on the basis of profitability. We have not issued any projections for our 2015 financial performance, nor have we developed any detailed financial models on which we could reasonably predict the level of revenues needed to sustain break-even profitability. Moreover, we cannot assure you that we will recognize any of these projected revenues in 2015, nor can we assure you that we will ever be profitable.

•	The article states that our list price for a SynCardia 70cc TAH-t is the highest price for an approved medical device in the United States. However, we cannot assure you that this statement is accurate.

The information in the article should not be considered by prospective investors in isolation or at all. Prospective investors are cautioned to carefully evaluate all the information in this prospectus, including the risks and uncertainties described in this section and throughout the prospectus. You should only rely on the information contained in this prospectus in making your investment decision.

It is uncertain whether our involvement in the online article could be held to be a violation of Section 5 of the Securities Act of 1933. If our involvement was held by a court to be in violation of the Securities Act, we could be required to repurchase the shares sold to purchasers in this offering at the original purchase price for a period of one year following the date of the violation. We would contest vigorously any claim that a violation of the Securities Act occurred.

We have broad discretion as to the use of proceeds from this offering and may not use the proceeds effectively.

Our management will retain broad discretion as to the allocation of the proceeds and may spend these proceeds in ways in which you may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

New stockholders will incur substantial and immediate dilution as a result of this offering.

The initial public offering price is substantially higher than the book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur substantial and immediate dilution. At an assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, purchasers in this offering will experience immediate and substantial dilution of approximately $         per share, representing the difference between our net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, we have issued options to acquire common stock at prices significantly below the public offering price. To the extent such options are ultimately exercised, there will be further dilution to investors in this offering.

We do not intend to pay dividends on our common stock.

We have never paid dividends on our common stock and we currently intend to retain any future earnings and do not expect to pay any cash dividends on our common stock in the foreseeable future. We are not legally or contractually required to pay dividends and our current credit agreements with Athyrium and SWK restrict our ability to pay cash dividends until the debt is fully repaid. The declaration and payment of all future dividends, if any, will be at the sole discretion of our board of directors, which retains the right to change our dividend policy at any time, and may be limited by our debt arrangements in place from time to time. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Risks Related to Public Companies

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million as of any December 31 before that time, in which case, we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Global Market and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

Revisions to accounting standards and financial reporting and corporate governance requirements could result in changes to our standard practices and could require a significant expenditure of time, attention and resources, especially by senior management.

We must follow accounting standards and financial reporting and corporate governance requirements and tax laws set by the governing bodies and lawmakers in the United States and in other jurisdictions where we do business, as well as NASDAQ. From time to time, these governing bodies and lawmakers implement new and revised rules and laws. These new and revised accounting standards and financial reporting and corporate governance requirements may require changes to our financial statements, the composition of our board of directors, the responsibility and manner of operation of various board level committees and the information filed by us with the governing bodies. Our accounting practices that recently have been or may be affected by changes in the accounting principles are as follows:

•	revenue recognition;

•	accounting for intangibles—goodwill and other;

•	fair value measurement;

•	accounting for convertible debt instruments;

•	accounting for income taxes;

•	accounting for leases; and

•	accounting for business combinations.

Implementing changes required by new standards, requirements or laws likely will require a significant expenditure of time, attention and resources. It is impossible to completely predict the impact, if any, on us of future changes to accounting standards and financial reporting and corporate governance requirements.

We have identified material weaknesses in our internal control over financial reporting. If we do not remediate these material weaknesses, we may fail to meet our reporting obligations or fail to prevent fraud; in that case, our stockholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In connection with the audits of our financial statements for the years ended December 31, 2014, 2013 and 2012, we concluded that there were material weaknesses in our internal control over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. The material weaknesses we identified are related to (1) accounting for income tax valuation and related disclosures, (2) accounting for revenues and cost of goods sold, and (3) lack of sufficient resources to evaluate and record complex transactions and deal with reporting matters. In 2013, we determined that in connection with a finite number of transactions in 2011, 2012 and 2013, revenue was improperly recognized. This improper revenue recognition occurred because certain sales were “pre-booked” (that is, recognized prior to the receipt of a purchase order) and the goods related thereto were shipped to our freight forwarder where they were held until a purchase order was actually received, if ever. We also concluded that the revenue recognition methodology generally applied to new customer accounts did not comply with generally accepted accounting principles. In 2014 and 2015, we determined that the cost of servicing drivers and certain costs of manufacturing our products, specifically related to accounting for indirect overhead costs and certain costs associated with idle production capacity, were misclassified as selling, general and administrative expenses. As a result of the foregoing, we determined that material adjustments to our revenue reporting, cost of goods sold and gross profit reporting were necessary, which required us to restate our consolidated statement of operations and comprehensive loss for the years ended December 31, 2012 and 2013. Additionally, we restated our consolidated balance sheet for the year ended December 31, 2013 to reclassify certain debt from long-term to current, because the waivers from our lenders with respect to a covenant regarding going concern language did not cover more than one year.

In an attempt to remediate our material weaknesses, we have taken steps to hire additional finance and accounting personnel to augment our accounting staff and to provide more resources for complex accounting matters. We also intend to continue to review our accounting policies and procedures and enhance training of our personnel with respect to such policies. However, we cannot assure you that these efforts will remediate our material weaknesses in a timely manner, or at all, or prevent restatements of our financial statements in the future. If we are unable to successfully remediate our material weaknesses, or identify any future significant deficiencies or material weaknesses, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports and the market price of our stock may decline as a result.

Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies including material weaknesses may have been identified. We cannot be certain as to when we will be able to implement the requirements of Section 404 of the Sarbanes-Oxley Act. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the Securities and Exchange Commission, or the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements, and the trading price of our common stock may decline. If we fail to remedy any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our ordinary shares may suffer.

Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports or help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could prevent us from filing our periodic reports on a timely basis which could result in the loss of investor confidence in the reliability of our financial statements, harm our business and negatively impact the trading price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the success, cost and timing of our product development activities and clinical trials;

•	our ability to obtain and maintain regulatory approval of our products, and any related restrictions, limitations, and/or warnings in the label of an approved product;

•	the size and growth potential of the markets for our products, and our ability to serve those markets;

•	anticipated trends, developments and challenges in our business and the markets in which we operate;

•	our ability to compete in our markets;

•	the rate and degree of market acceptance of our product candidates;

•	the level and availability of third party payor reimbursements for our products;

•	the performance of our third-party suppliers and manufacturers;

•	our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;

•	regulatory developments in the United States and foreign countries;

•	the success of competing therapies that are or become available;

•	our ability to hire and retain key personnel;

•	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

•	our expectation regarding the use of the proceeds from this offering; and

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing.

In some cases, you can identify these statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expects,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms, and similar expressions. These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this prospectus and are subject to risks and uncertainties. We discuss many of these risks in greater detail under the heading “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, do not protect any forward-looking statements that we make in connection with this offering.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Certain market and industry data and forecasts included in this prospectus were obtained from independent market research, industry publications and surveys, governmental agencies and publicly available information. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein. Similarly, independent market research and industry forecasts, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. While we are not aware of any misstatements regarding the market or industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $         million (or approximately $         million if the underwriters’ option to purchase additional shares of common stock is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on an assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us by $        , assuming the assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate that we will use the net proceeds of this offering as follows:

•	up to $ million to fund research and development activities of our products, including the funding of FDA-approved clinical trials we plan to conduct for our products, including a clinical trial for use of the SynCardia 50cc TAH-t as a bridge to transplantation with both a pediatric and an adult arm, and a clinical trial for use of the SynCardia 70cc TAH-t for destination therapy;

•	up to $ million to continue to build sales, marketing and distribution capabilities for our total artificial heart system, including the costs of additional inventory and expansion of our base of additional drivers;

•	approximately $538,000 principal amount and accrued interest under our note payable to Trinity SynCardia Bridge LLC which matures on December 15, 2015 and has an interest rate of 15% per annum; and

•	the remainder for working capital and other general corporate purposes.

We may also use a portion of the net proceeds from this offering to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However we have no current plan, commitments or obligations to do so.

We expect that the net proceeds from this offering and our existing cash and cash equivalents, together with potential cash receipts from the sale of our products, will be sufficient to fund our operations through at least the next 12 months.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the factors described under the heading “Risk Factors.” Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant. In addition, the terms of our credit agreements with Athyrium and SWK restrict our ability to pay cash dividends until the debt is fully repaid.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2015:

•	on an actual basis;

•	on a pro forma basis, giving effect to (i) the conversion of all our Series F Preferred outstanding as of June 30, 2015 into 16,230,991 shares of our common stock and (ii) the conversion of $14.5 million aggregate principal amount of our convertible notes (plus accrued interest thereon) into shares of our common stock, at an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover of this prospectus) and a conversion date of ; and

•	on a pro forma as adjusted basis, reflecting the pro forma adjustments discussed above and giving further effect to the sale by us of shares of our common stock at an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of a portion of the proceeds thereof to repay indebtedness as described under “Use of Proceeds”.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering may differ from that shown below based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our audited consolidated financial statements and the related notes appearing at the end of this prospectus, the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus.

	As of June 30, 2015
	Actual	Pro Forma (unaudited)	Pro Forma As Adjusted (unaudited)(1)
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$8,225	$8,225	$

Long-term debt, including current portion(2)	36,688	22,397
Warrant liability	246	246
Redeemable convertible preferred stock:
Series F convertible preferred stock, $0.01 par value, 31,150,719 shares authorized, 16,230,991 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	23,755	—		—

Stockholders’ equity (deficit):
Preferred stock; $0.01 par value:
No shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock and additional paid-in capital; $0.01 par value:
60,359,353 shares authorized, 19,716,271 shares issued and outstanding, actual; 60,359,353 shares authorized, shares issued and outstanding, pro forma; 200,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	197
Additional paid-in capital	83,613
Accumulated other comprehensive income	(100)
Accumulated deficit	(137,320)

Total stockholders’ equity (deficit)	(53,610)	(15,564)

Total capitalization	$7,079	$7,079	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, respectively, the amount of cash, cash equivalents and short-term investments, additional paid-in capital and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

(2)	Long-term debt includes $37.4 million in notes payable to Athyrium and SWK that has been classified as current, less $0.5 million of unamortized debt discounts. Of this amount, $14.5 million will convert into shares of our common stock upon completion of this offering and we expect to reclassify the remaining debt as long-term debt following the closing of this offering. See Note 7 and Note 17 to our consolidated financial statements appearing elsewhere in this prospectus.

The number of common shares shown as issued and outstanding on a pro forma as adjusted basis in the table is based on the number of shares of our common stock outstanding as of June 30, 2015, after giving effect to the conversion of all our Series F Preferred outstanding as of June 30, 2015 into 16,230,991 shares of our common stock and the conversion of $14.5 million aggregate principal amount of our convertible notes (plus accrued interest thereon) into                  shares of our common stock, assuming an initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) and a conversion date of                     , and excludes:

•	3,808,694 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2015, at a weighted average exercise price of $0.65 per share;

•	3,979,237 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2015, at a weighted-average exercise price of $1.44 per share;

•	shares of common stock issuable upon the exercise of warrants to be issued to the underwriters contemporaneously with the closing of this offering, at a weighted-average exercise price of $ per share;

•	shares of common stock reserved for future issuance under the 2015 plan (including 976,545 shares of common stock reserved for issuance under our pre-IPO plan, which shares will be added to the shares reserved under the 2015 plan upon its effectiveness), which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•	shares of common stock reserved for issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of June 30, 2015 was approximately $(53.6) million, or $(2.72) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our liabilities and convertible preferred stock. Net historical tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the number of shares of common stock outstanding.

Our pro forma net tangible book value (deficit) as of June 30, 2015 was $        , or $         per share of common stock. Pro forma net tangible book value (deficit) as of June 30, 2015 gives effect to (i) the conversion of all our Series F Preferred outstanding as of June 30, 2015 into 16,230,991 shares of our common stock and (ii) the conversion of $14.5 million aggregate principal amount of convertible notes (plus accrued interest thereon) into                 shares of our common stock, assuming an initial public offering price of $         per share (the mid-point of the price range on the cover of this prospectus) and a conversion date of                     .

Pro forma as adjusted net tangible book value is our pro forma net tangible book value (deficit), plus the effect of the sale of shares of our common stock in this offering at an assumed initial public offering price of $         per share (the mid-point of the price range set forth on the cover of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Our pro forma as adjusted net tangible book value (deficit) as of June 30, 2015 was approximately $         million, or $         per share of common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders, and an immediate dilution of $         per share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2015	$(2.72)
Pro forma increase in net tangible book value per share as of June 30, 2015 attributable to the conversion of convertible preferred stock

Pro forma net tangible book value per share as of June 30, 2015, before giving effect to this offering

Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value (deficit) per share after this offering by approximately $         per share and the dilution in pro forma per share to investors participating in this offering by approximately $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value (deficit) per share after this offering by approximately $         and the dilution in pro forma per share to investors participating in this offering by approximately $        , assuming the assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase                  additional shares of our common stock in this offering, the pro forma as adjusted net tangible book value will increase to $         per share, representing an immediate increase to existing stockholders of $         per share and an immediate dilution of $         per share to new investors participating in this offering.

The following table summarizes on the pro forma as adjusted basis described above, as of June 30, 2015, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share paid by existing stockholders for shares issued prior to this offering and the price to be paid by new investors in this offering. The calculation below is based on the assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
New investors

Total		100%			$100%

The following table illustrates how the numbers and percentages reflected in the preceding table would change, as of June 30, 2015, if all of our outstanding stock options and warrants were exercised as of such date.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

The foregoing discussion is based on shares of common stock outstanding as of June 30, 2015, after giving effect to the conversion of all our Series F Preferred outstanding as of June 30, 2015 into 16,230,991 shares of our common stock and the conversion of $14.5 million aggregate principal amount of our convertible notes (plus accrued interest thereon) into shares of our common stock, assuming an initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) and a conversion date of                     , and excludes:

•	3,808,694 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2015, at a weighted average exercise price of $0.65 per share;

•	3,979,237 shares of common stock issuable upon the exercise of outstanding warrants as of June 30, 2015, at a weighted-average exercise price of $1.44 per share;

•	shares of common stock issuable upon the exercise of warrants to be issued to the underwriters contemporaneously with the closing of this offering, at a weighted-average exercise price of $ per share;

•	shares of common stock reserved for future issuance under the 2015 plan (including 976,545 shares of common stock reserved for issuance under our pre-IPO plan, which shares will be added to the shares reserved under the 2015 plan upon its effectiveness), which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•	shares of common stock reserved for future issuance under our ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Effective as of the date of the effectiveness of the registration statement of which this prospectus forms a part, an aggregate of shares of our common stock will be reserved for issuance under the 2015 plan (including 976,545 shares of common stock reserved for issuance under our pre-IPO plan, which shares will be added to the shares reserved under the 2015 plan upon its effectiveness) and the ESPP, and these share reserves will also be subject to automatic annual increases in accordance with the terms of the plans. Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our audited financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace our financial statements and the related notes. Our historical results are not necessarily indicative of the results that may be expected in the future and results of interim periods are not necessarily indicative of the results for the entire year.

The selected statement of operations and comprehensive loss data for the years ended December 31, 2014 and 2013 and the selected balance sheet data as of December 31, 2014 and 2013 are derived from our audited financial statements appearing elsewhere in this prospectus. The selected statement of operations and comprehensive loss data for the six months ended June 30, 2014 and 2015 and the selected balance sheet data as of June 30, 2014 are derived from our unaudited financial statements appearing elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements.

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
			(Restated)
			(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenues	$20,629	$15,378	$6,190		$8,735
Cost of revenues	7,530	7,763	2,849		4,941

Gross profit	13,099	7,615	3,341		3,794
Operating expenses:
Selling, general and administrative	14,217	14,314	6,500		7,870
Research and development	5,381	4,393	2,438		1,754

Total operating expenses	19,598	18,707	8,938		9,624

Loss from operations	(6,499)	(11,092)	(5,597)		(5,830)
Interest and other expense	(4,154)	(7,013)	(3,023)		(12,759)

Net loss	$(10,653)	$(18,105)	$(8,620)		$(18,589)

Less deemed dividend on redeemable convertible preferred stock	(4,784)	(5,370)	(2,374)		(968)
Net loss attributable to common stockholders	$(15,437)	$(23,475)	$(10,994)		$(19,557)

Basic and diluted net loss per share attributable to common stockholders(1)	$(4.49)	$(2.92)	$(3.14)		$(1.03)
Weighted average number of shares used to calculate net loss per common share (1)	3,440,765	8,030,128 (2)	3,502,595		19,047,366
Pro forma net loss per common share, basic and diluted (unaudited)(3)	$(1.92)	$(2.36)	$(0.86)	$
Weighted average number of shares used to calculate pro forma net loss per common share, basic and diluted (unaudited)(3)	8,057,328	9,957,864 (2)	12,834,816		(4)

(1)	See Note 2 of our Notes to Financial Statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per common share and the number of shares used in the computation of the per share amounts.
(2)	For the year ended December 31, 2014, the weighted average number of common shares outstanding reflects the conversion on September 15, 2014 of all our Series A through E convertible preferred stock into shares of our common stock, including shares issued for accrued dividends and anti-dilution, in connection with the Initial Series F Financing. See Note 11 to our consolidated financial statements appearing elsewhere in this prospectus.
(3)	For all periods shown, the weighted average number of common shares outstanding reflects the conversion of all shares of our convertible preferred stock outstanding at the end of the applicable period into shares of our common stock, as if the conversion had occurred at the beginning of the period presented, or on the issuance date, if later.
(4)	For the six months ended June 30, 2015, the weighted average number of common shares also reflects the conversion of $14.5 million aggregate principal amount of our convertible notes into shares of our common stock, assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus), as if the conversion had occurred on February 13. 2015.

	As of December 31,		As of June 30,
	2013	2014	2015
			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,135	$4,643	$8,225
Working capital (deficit)	(24,749)	(30,680)	(35,085)
Total assets	25,869	18,015	23,514
Long-term debt, including current portion of debt	27,341	26,645	36,688
Total liabilities	46,064	44,156	53,369
Redeemable convertible preferred stock	80,388	10,989	23,755

Total stockholders’ deficit	$(100,583)	$(37,130)	$(53,610)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with “Selected Consolidated Financial Data” and our  financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these  forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a medical technology company focused on developing, manufacturing and commercializing the SynCardia temporary Total Artificial Heart, or TAH-t, an implantable system designed to assume the full function of a failed human heart in patients suffering from advanced heart failure. The SynCardia TAH-t is the only total artificial heart that is commercially available in the United States, European Union and Canada for use as a bridge to heart transplantation. As a total artificial heart, the SynCardia TAH-t replaces the functionality of both the left and right ventricles of the heart as well as all four heart valves. In combination with an external driver that delivers precisely calibrated pulses of air, the SynCardia TAH-t provides blood flow of up to 9.5 liters per minute through each ventricle, lowering central venous pressure and promoting the recovery of other vital organs.

Our revenue grew from approximately $4.2 million (unaudited) in 2009 to approximately $20.6 million in 2013, with SynCardia TAH-t implants growing from 63 to 161 per year over this period. Over this same five-year period, a total of 496 SynCardia TAH-ts were implanted, representing approximately 60% of all SynCardia TAH-t implants since we began operations in 2002, and approximately 40% of all implants of our total artificial heart since the first implant in a patient by one of our predecessors in 1982. As of June 30, 2015, over 1,470 SynCardia TAH-ts (including predecessors) had been implanted across 120 medical centers globally. The table below shows quarterly SynCardia TAH-t implants from January 1, 2009 through June 30, 2015.

SynCardia TAH-t Implants
Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
2015	35	39	—	—	74
2014	25	29	41	34	129
2013	40	53	33	35	161
2012	36	25	31	33	125
2011	22	20	22	17	81
2010	15	19	12	20	66
2009	18	14	13	18	63

Since our inception in 2001, we have financed our operations primarily through private equity financings and debt financings. We have never been profitable on an annual basis, and our accumulated deficit as of June 30, 2015 was $137.3 million. We incurred net losses of $18.1 million, $10.7 million and $9.2 million in the years ended December 31, 2014, 2013 and 2012, respectively, and $18.6 for the six months ended June 30, 2015. We expect to continue to incur operating losses as we expand our commercial operations. These and other factors raise substantial doubt about our ability to continue as a going concern. In addition, our operating results may fluctuate on a quarterly or annual basis in the future. If we are unable to achieve our revenue growth objectives, we may not be able to achieve profitability.

Important Factors Affecting our Results of Operations

There are several important factors that have impacted and that we expect to continue to impact our results of operations, including the following:

Approvals of our Freedom Portable Driver

Historically, we provided only two driver models, which were designed for hospital use only – Big Blue, which weighs 416 pounds, and Companion 2, which weighs 57 pounds and is docked to a 185-pound cart or 15-pound caddy. In contrast, the Freedom Portable Driver, which received FDA approval in June 2014 and obtained the CE mark in March 2010, is designed for in-hospital or out-of-hospital use with stable SynCardia TAH-t patients, following an initial period in the hospital supported by the Companion 2 or Big Blue driver. Prior to the Freedom Portable Driver, patients with the SynCardia TAH-t were required to wait in the hospital for a transplant, with an average length of stay of 101 days. The Freedom Portable Driver weighs approximately 13.5 pounds and is designed to be carried by the patient in a backpack or shoulder bag. We believe the Freedom Portable Driver provides patients with both a quality of life enhancement and the opportunity to lead a healthier lifestyle with a more rigorous exercise regimen.

For stable patients discharged with the Freedom Portable Driver, data collected from our IDE clinical trial, spanning from May 2010 through June 2014, indicated a bridge-to-transplant rate of 88%, higher than the 79% bridge-to-transplant rate for the population that was kept in the hospital on Big Blue in our PMA pivotal clinical study for the SynCardia TAH-t, which was initiated in 1993 and concluded enrollment in 2002. Because stable patients can be discharged from the hospital on the Freedom Portable Driver after implant surgery to await a heart transplant, we anticipate that U.S. hospitals will be reimbursed for both the admission for the SynCardia TAH-t implant and the subsequent admission for a heart transplant. In addition, we believe that discharging stable patients will eliminate the financial risk that a hospital assumes by having to keep a SynCardia TAH-t patient in the hospital until a matching donor heart becomes available.

Recent and Anticipated Approvals of our Smaller SynCardia 50 cc TAH-t

We have developed a smaller, 50cc version of the SynCardia TAH-t to address the unmet need for an artificial heart that can be used in patients of smaller stature, including women and adolescents. To date, these patients have not had adequate medical options for treatment of end-stage heart failure, and many patients were ineligible for the SynCardia TAH-t because their chest sizes were too small for proper placement of the SynCardia 70cc TAH-t. A number of pediatric centers worldwide have contacted us regarding the availability of the SynCardia 50cc TAH-t, especially for individuals suffering from congenital heart defects, who often die before the age of 18. In addition, only 12% of our artificial hearts (including predecessors) have been implanted in women patients, while women represent 24% of patients on the heart transplant wait list, suggesting an additional unmet need.

In March 2015, we received Investigational Device Exemption, or IDE, approval from the FDA to conduct a clinical study of the SynCardia 50cc TAH-t as a bridge to transplantation with a pediatric arm of 10 patients and an adult arm of 10 patients. An additional 10 patients may be enrolled in a secondary arm to further characterize the use of the device. We intend to request approval to expand enrollment in this study, which we may do if we submit an IDE supplement providing certain specified reliability data. We obtained the CE mark for the SynCardia 50cc TAH-t in December 2014.

We intend to file for FDA approval of an HDE for the SynCardia 50cc TAH-t for pediatric bridge to transplantation. If approved, the HDE would allow up to 4,000 pediatric patients per year to receive the device as a bridge to transplantation prior to full FDA approval. For the adult population, we intend to file for approval of a PMA for the SynCardia 50cc TAH-t for bridge to transplantation.

Initiation of an IDE Trial for Destination Therapy

In March 2012, we received a Humanitarian Use Device, or HUD, designation from the FDA for the use of the SynCardia 70cc TAH-t for destination therapy. With the recent approval of the Freedom Portable Driver, we filed an IDE application with the FDA in September 2014 for a clinical study for use of the SynCardia 70cc TAH-t for patients who are not eligible for heart transplantation, or destination therapy, for which we received approval in December 2014. This study, which is designed to support an application for an HDE, is expected to enroll 19 patients with biventricular heart failure who are ineligible for transplant. In addition, up to 19 patients may be enrolled in a secondary arm to further characterize the use of the device for destination therapy.

Constraints on Inventory of FDA-Approved SynCardia TAH-ts with Med-Hall Valves

Substantially all of the SynCardia TAH-ts sold to date incorporate valves known as Med-Hall Valves, which were previously manufactured and supplied to us by Medtronic, Inc., or Medtronic. In 2009, Medtronic notified us that they would cease manufacturing the Med-Hall Valve. Following this decision, we purchased a substantial quantity of Med-Hall Valves, with the expectation that our inventory of valves would be sufficient to support our commercialization efforts until a replacement valve could be developed and approved by the appropriate regulatory authorities. We also began working with Medtronic on the development of an alternative valve for use in our SynCardia TAH-t. In June 2013, Medtronic determined that it would not continue the development and commercialization of this alternative valve. Therefore, we initiated efforts to develop a new valve and obtain regulatory approval of the SynCardia TAH-t with this new valve, a process which took over a year. As of December 31, 2014 and 2013, only 11 and 94, respectively, Med-Hall Valve hearts remained worldwide. This constraint on inventory has substantially and adversely impacted our revenue and results of operations. In July 2014, we received FDA approval for the SynCardia TAH-t using our own SynHall Valves, and we have commenced production of the SynCardia 70cc TAH-t with the SynHall Valve.

Our Ability to Produce the SynCardia TAH-t Using SynHall Valves in Significant Commercial Quantities

In July 2014, we received FDA approval for the SynCardia TAH-t using SynHall Valves and commenced production of the SynCardia TAH-t using the SynHall Valves, which we developed under license from Medtronic as an alternative to the Med-Hall Valves previously used in our SynCardia TAH-t. We only recently began manufacturing SynHall Valves in quantities that are sufficient to meet existing demand levels for SynCardia TAH-ts. We will need to continue to scale up production of the SynHall Valves in order to meet our projected demand for the SynCardia TAH-t and to begin building a sufficient worldwide inventory to better support our current SynCardia Certified Centers. We recently attained production levels adequate to meet projected demand during the remainder of 2015, allowing us to begin building a sufficient worldwide inventory to better support our current SynCardia Certified Centers. See “Risk Factors—Risks Related to our Business.” Manufacturers of medical devices often encounter difficulties in production, particularly when scaling up initial production, including difficulties with production costs and yields, quality control and assurance, and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Any of these factors could cause us to delay or suspend clinical studies, regulatory submissions or required approvals of our products, could entail higher costs and inventory shortages and may result in our inability to meet market demand as and when expected and effectively commercialize our products.

Our Ability to Expand and Train our Sales Channels Resources and their Productivity

In mid-2013, we implemented a significant reduction in personnel, including our entire U.S. sales organization of five people. In July 2014, we re-hired two sales professionals from our previous U.S. sales organization. With the proceeds of this offering, we intend to recruit and train additional cardiovascular sales specialists to promote the SynCardia TAH-t and recruit new medical centers to become SynCardia Certified Centers. We also utilize a network of independent distributors and agents for sales outside of the United States. As we enter new geographies, we plan either to sell directly into such markets or select distributors with experience in their local markets. As we launch new products, increase our current sales efforts with respect to existing products and expand into new geographies, we will need to retain, grow and develop our direct sales personnel, distributors and agents to meet our revenue growth expectations.

For additional information about the risks and uncertainties associated with our business, see the section entitled “Risk Factors.”

Components of Operations

General

We require each medical center to be trained and certified in the implantation of the SynCardia TAH-t and appropriate patient aftercare before we will sell the device to the center. We refer to centers that have successfully completed these certification programs as SynCardia Certified Centers, or centers. We ship TAH-ts to centers upon receipt of a purchase order from the center so TAH-ts are available for emergency implant. At the time of shipment, we invoice the center and record deferred revenue until all revenue recognition criteria have been met. We frequently provide centers with a consigned TAH-t that is available as a backup, in which case we do not invoice the center. Rather, we retain ownership of the consigned TAH-t while it is located at the center and record it as inventory because risk of loss has not transferred to the center and right of return still exists. Due to the demand for TAH-t implants exceeding our ability to produce sufficient quantities to meet demand, on occasion we borrow TAH-ts from centers that have paid for the TAH-t and ship the borrowed TAH-t to another center pending an imminent implant. When this occurs, we record an obligation to the center from which we borrow a TAH-t and invoice the center receiving the borrowed TAH-t upon implant. We record this obligation as a customer deposit liability at the full sales price of the TAH-t and correspondingly reduce deferral revenue. We have an obligation to the center from which we borrowed the TAH-t to replace it at a future unspecified date. When we satisfy this obligation, we reduce customer deposits liability and again record deferred revenue. We recorded customer deposits for borrowed TAH-ts totaling $7.6 million and $4.0 million, at December 31, 2014 and 2013, respectively, and $6.5 million at June 30, 2015. We recorded deferred revenue for TAH-ts paid for by centers but not yet implanted totaling $1.8 million and $8.1 million at December 31, 2014 and 2013, respectively, and $2.8 million at June 30, 2015.

We provide centers with our implant driver systems, which are available for use at the time of an implant, at no additional cost to the center. We provide centers with at least two implant drivers (either Big Blue or Companion 2 Driver System). We own these drivers and are responsible for their required servicing and repair. When a patient is ready to train for home discharge we ship two Freedom Portable Drivers for which we bill the patient’s insurance whenever possible. Hospital implant drivers are currently provided at no change on consignment.

For accounting purposes and in accordance with accounting principles generally accepted in the United States, or GAAP, the delivery of the driver and implant of the SynCardia TAH-t are considered a single interconnected transaction. Therefore, the estimated costs associated with providing and maintaining a driver upon implant are accrued at the time the SynCardia TAH-t revenue is recognized.

Long-Lived Assets

We capitalize the cost of manufacturing our driver systems and depreciate them over their estimated useful lives. We include the deprecation along with the cost to service and maintain these assets in our cost of goods sold. Effective April 1, 2015, we determined that drivers remained in active service for longer periods than previously estimated without a major overhaul or significant increase in service costs and accordingly we began to depreciate drivers over a life of 5 to 10 years. Prior to April 1, 2015, we depreciated drivers over a life of 3 to 5 years. As a result of this change, depreciation expense in cost of revenues was $0.3 million less in the six months ended June 30, 2015 than would have been recorded had we not changed their estimated useful life.

Revenue

We derive most of our revenue from the sale of our SynCardia TAH-t to centers and subsequent implant into a patient. In the United States, we also generate revenue from fees charged when we first train and certify the centers, as well as from sales of peripheral products used in training. We refer to the revenue generated from the implant of our SynCardia TAH-t and peripheral training products as “Product Revenue,” and we refer to the revenue generated from training and certification activities as “Training Revenue.” Training Revenue is nonrecurring as to any given center.

All centers are required to be trained and certified in the implanting of the TAH-t and the care of TAH-t patients before they can implant a device into a patient. Training and certification, while required before an implant procedure may be performed, are not considered essential to the functionality of the TAH-t. The centers also can purchase the training and become certified without purchasing an implantable device. Therefore, revenue from training and certification services is recognized separately from revenue associated with the sale of a TAH-t to a center. In the United States, we charge a separate fee for training and certification and accordingly, revenue from the sale of training and certification services in the United States is recognized at the time that a center is certified as implant ready and the training and certification services have been provided by us. In countries outside the United States, we do not charge a separate fee for training and certification and costs incurred in connection with training and certification for a non-U.S. center are expensed as incurred. However, a portion of the revenue recognized upon implant of the first TAH-t sold to a non-U.S. center is allocated to training and certification services.

We recognize revenue from the sale of our devices and services when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) ownership or risk of loss has been transferred to the center implanting our device or where training and certification services have been rendered; (3) the price is fixed and determinable; and (4) collectability is reasonably assured. With respect to the sale of the TAH-ts, because we frequently move individual TAH-ts between centers to meet immediate and urgent needs, ownership or risk of loss criteria is not met until the center has implanted the TAH-t into a patient. Once a TAH-t has been implanted into a patient, because there is no right of return, ownership and risk of loss criteria has been met and revenue is recognized along with cost of goods sold.

Revenue includes Product Revenue and Training Revenue generated from centers located in the United States as well as Product Revenue generated from centers located in foreign countries, primarily Europe. Our average sales price of the SynCardia TAH-t is significantly higher in the United States than in foreign countries. Our revenue from international sales can also be significantly impacted by fluctuations in foreign currency exchange rates.

We have several initiatives designed to increase our revenue, including expanding our available market by adding, subject to FDA approval, a smaller, 50cc version of our current SynCardia 70cc TAH-t for use in patients of smaller stature, such as children and women, expanding internationally, certifying more centers and increasing awareness of our products among hospitals, physicians and patients. We also expect our revenue to fluctuate from quarter to quarter due to a variety of factors, including the number of patients who will need and be capable of receiving a SynCardia TAH-t in any given period, which varies and is difficult to predict, physician and hospital acceptance of our products, sales representatives’ productivity and supply, manufacturing or quality problems with our products.

Cost of Revenue and Gross Profit

We manufacture the SynCardia TAH-t and driver systems at our manufacturing facility in Tucson, Arizona. Costs related to manufacturing the SynCardia TAH-t, including inbound and outbound freight, are included in inventory until the SynCardia TAH-t is implanted. The costs of component parts used to build and repair drivers are included in inventory. Once a driver is completed and placed in service, it is transferred to property and equipment and depreciated over its economic useful life.

Cost of revenue includes the cost of raw materials, manufacturing labor costs, certification labor costs, driver depreciation and repair expenses, manufacturing overhead expenses, license fees and distribution-related expenses. Cost of revenue also includes depreciation expense for production equipment, tooling and molds, changes to our inventory reserves, and certain other direct costs such as shipping costs. Our change from Med-Hall Valves to SynHall Valves has increased our cost of revenue. Our per-unit cost for the SynCardia TAH-t with the SynHall Valve is approximately $7,000 higher than for a SynCardia TAH-t with the Med-Hall Valve. The increase in cost for the SynCardia TAH-t with the SynHall Valve is due to the increased cost for each of the sub-components of the SynHall Valve and the royalty payments we must pay to Medtronic for each SynHall Valve manufactured. We do not anticipate any change in reimbursement for the SynCardia TAH-t resulting from the use of the SynHall Valve, and the higher cost of the SynHall Valve may reduce our gross margin for the SynCardia TAH-t.

We calculate gross profit as revenue less cost of revenue. Our gross margin has been and will continue to be affected by a variety of factors, including our manufacturing costs, driver depreciation and repair expenses, and the percentage of SynCardia TAH-ts sold in the United States versus internationally. Our gross margin is higher on the SynCardia TAH-ts sold in the United States than in other countries, due to higher average selling prices in the United States.

We expect our gross margin to increase over the long term because we expect to improve our manufacturing efficiency and, as our production volume increases, we will spread our fixed manufacturing costs over a larger number of units, thereby reducing our per-unit manufacturing costs. However, we may not succeed in these efforts. Moreover, our gross margin may fluctuate from period to period depending on the interplay of all of these factors.

Sales, General and Administrative

Sales, general and administrative, or SG&A, expenses primarily consist of compensation, including salary and employee benefits for our logistics, clinical support, regulatory, quality, sales, marketing and support personnel, and for administrative personnel that support our general operations such as executive management and financial and accounting personnel. SG&A expense also includes legal fees, financial audit fees, insurance costs, fees for necessary consulting services, recruiting fees and facilities-related expenses.

We expect our SG&A expenses to continue to increase in absolute dollars for the foreseeable future as our business grows and we continue to invest in our sales, marketing, clinical education, training and general administration resources to build our direct sales, distribution and administrative infrastructure in both the United States and internationally. We also expect to incur additional SG&A expenses in connection with our becoming a public company, including expenses relating to compliance with the rules and regulations of the Securities and Exchange Commission, additional insurance expenses, investor relations activities and other administrative and professional services. However, we expect our SG&A expenses to decrease as a percentage of our revenue over the long term, although our SG&A expenses as a percentage of revenue may fluctuate from period-to-period due to fluctuations in our revenue and the timing and extent of our SG&A expenses.

Research and Development

Our research and development, or R&D, activities primarily consist of engineering, development, design and research programs associated with our products under development as well as enhancements and improvements to our existing product offerings. Our R&D expenses also consist of clinical trials and outside contractor design and development expenses related to designing, initiating and monitoring our clinical trials. We also incur significant expenses for supplies, development prototypes, testing, and product regulatory expenses.

R&D expenses are primarily project driven. During the past two years, R&D expenses were focused on development of the new SynHall Valve, development of the 50cc version of the SynCardia TAH-t and improvements to the Freedom Portable Driver, in addition to clinical trial expenses associated with the approval of the SynCardia TAH-t for destination therapy and approval of the SynCardia 50cc TAH-t as a bridge to transplantation. Planned future R&D projects include development of the next version of the Freedom Portable Driver, improvements to the Companion 2 Driver System hospital-based driver and continued clinical trial expenses associated with the approval of the SynCardia TAH-t for destination therapy and approval of the 50cc TAH-t as a bridge to transplantation.

We expect our R&D expenses to continue to increase in absolute dollars for the foreseeable future as we continue to advance our products under development, as well as initiate and prepare for additional clinical studies. However, we expect our R&D expenses to decrease as a percentage of our revenue over the long term.

Interest Expense

Our interest expense primarily relates to credit agreements with each of Athyrium Opportunities Fund (A) LP and Athyrium Opportunities Fund (B) LP, collectively referred to as Athyrium, and SWK Funding LLC, or SWK and the Credit and Note Purchase Agreement. At June 30, 2015, there was $37.1 million in outstanding principal under these agreements. The First Lien Credit Agreement was entered into in March 2013, and amended and restated in December 2013, and had a $22 million outstanding principal balance at June 30, 2015, which includes $6 million in additional borrowings we incurred in June 2015 pursuant to the Add-On Term Loan. Interest accrues annually at a rate of 13.5%, with interest only payments due quarterly through March 2018, at which time the outstanding principal and all accrued and unpaid interest is due in full. Furthermore, the loans are subject to an exit fee equal to 15% of the outstanding principal balance payable upon any prepayment or repayment of a loan, as well as a prepayment penalty of up to approximately 15% in the case of any voluntary or mandatory prepayment, and the Add-On Term Loan is subject to an additional 5% prepayment premium in the case of any prepayment. Upon an event of default, interest is payable at an annual rate of 15.5%. The term loans under the First Lien Credit Agreement are subject to mandatory prepayment in certain circumstances, including in the event of a change in control (including certain initial public offerings) or upon an event of default. We do not expect that the completion of this offering will constitute a change in control under the First Lien Credit Agreement. The term loan under our Second Lien Credit Agreement had a $10 million outstanding balance at December 31, 2014 and required quarterly payments totaling 11.4% of our annual revenues up to $15 million, 8.6% of our annual revenues from $15 million to $30 million and 5.7% of our annual revenues in excess of $30 million in each fiscal year through December 2021. The Company accrued interest expense quarterly using this set of rates and the level of year to date revenues achieved during that quarter. The quarterly interest payments based on our revenues reset annually. As discussed in “—Indebtedness” below, the loans under the Second Lien Credit Agreement were exchanged in February 2015 pursuant to the Credit and Note Purchase Agreement, in part for our Convertible Notes.

We have also entered into a series of capital lease agreements with Trinity Capital Investment, LLC and its affiliates, or Trinity, to finance certain of our drivers. As of June 30, 2015, the net present value of the future minimum lease payment under such leases is $0.5 million. Additionally, we have a note payable to Trinity SynCardia Bridge LLC, which accrues interest at a rate of 15% per annum.

Interest Income and Other Income (Expense), Net and Income Tax Expense

Interest income and other income (expense), net consists primarily of gains or losses on foreign currency transactions. We record foreign transactions at the spot rate at the date of the transactions. Subsequent realized and unrealized gains and losses on foreign transactions are then included in interest income and other income (expense), net.

Results of Operations

Comparison of Six Months Ended June 30, 2014 and 2015

	For the Six Months Ended June 30,
	2014 Restated	2015
	(unaudited) (in thousands, except percentages)

Revenue	$6,190	$8,735
Cost of revenue	2,849	4,941

Gross profit	3,341	3,794
	54.0%	43.4%

Operating expenses
Selling, general administrative expenses	6,500	7,870
Research and development	2,438	1,754

Total operating expenses	8,938	9,624

Loss from operations	(5,597)	(5,830)
Other income (expenses)
Interest expense	(2,420)	(2,420)
Loss on extinguishment of debt	—	(9,948)
Interest income and other income (expense), net	(548)	(330)

Total other expense	(2,968)	(12,698)

Loss before provision for income taxes	$(8,565)	$(18,528)

Revenue. Revenue increased $2.5 million, or 41%, for the six months ended June 30, 2015 compared to the same period in 2014. Our Product Revenues were $8.3 million and $6.1 million for the six months ended June 30, 2015 and 2014, respectively. SynCardia TAH-t implants increased 37% to 74 in the six months of 2015, compared to 54 in the six months ended June 30, 2014. 39% of the implants in the six months ended June 30, 2015 occurred outside of the United States compared to 31% in the same six months of the prior year, where the average selling price when converted into U.S. dollars is less than the average selling price in the United States. In addition, the euro has weakened compared to the U.S. dollar, declining 19% quarter over quarter, which has resulted in per unit decline in price from our European customers. Training Revenue increased $0.4 million, as we certified seven centers in the six months ended June 30, 2015 and two in the six months ended June 30, 2014.

Cost of Revenue, Gross Profit and Gross Margin. Our cost of revenue for the six months ended June 30, 2015 was $4.9 million, resulting in a gross profit of $3.8 million, compared to $2.8 million in cost of revenue in the six months of 2014, resulting in a gross profit of $3.3 million. Our gross margin for the six months ended June 30, 2015 was 43.4%, compared to 54% for the same period in 2014. This decline in gross margin is attributable to an increase in salaries and wages as we increased our manufacturing personnel by 63% due to an anticipated increase in production levels. In addition, the cost of materials increased in relation to the increase in revenue due to an increased number of drivers, which requires additional servicing costs.

Sales, General and Administrative Expenses. Our SG&A expenses for the six months ended June 30, 2015 were $7.9 million, compared to $6.5 million for the six months ended June 30, 2014, an increase of 21%. This increase was due to an increase in costs associated with preparing to become a publicly traded company and an increase in salaries associated with a 51% increase in our headcount as a result of the nine staff members that were added to sales and marketing in connection with our expanded sales efforts.

Research and Development Expenses. Our R&D expenses for the six months ended June 30, 2015 were $1.8 million, compared to $2.4 million for the six months ended June 30, 2014, a decrease of 28%. In the six months ended June 30, 2014, we incurred higher research expenses in connection with development of the new SynHall Valve to replace the Med-Hall Valve and development of the SynCardia 50cc TAH-t. With the FDA approval of the SynHall Valve and the FDA approval to begin a trial with the SynCardia 50cc TAH-t such expenses decreased in the six months ended June 30, 2015.

Interest Expense. Our interest expense remained constant for the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The interest expense is associated with the senior debt and the convertible notes.

Loss on Extinguishment of Debt. Loss on extinguishment of debt of $9.9 million for the six months ended June 30, 2015 is a result of exchanging our debt under the Second Lien Credit Agreement for, among other consideration, Convertible Notes, pursuant to the Credit and Note Purchase Agreement. The transaction resulted in extinguishment of debt accounting treatment, which resulted in the Convertible Notes being recorded at their fair value of $14.5 million, the extinguishment of the debt under the Second Lien Credit Agreement of $10.0 million, the issuance of Series F Preferred with a value of $2.5 million and the write-off of capitalized debt issuance costs related to the debt under the Second Lien Credit Agreement of $0.4 million.

Interest Income and Other Income (Expense), Net. Interest income and other income (expense), net decreased by $0.2 million for the six months ended June 30, 2015 compared to the six months ended June 30, 2014. The decline is primarily attributable to the re-valuation of the warrant liability, which decreased $0.5 million in the six months ended June 30, 2014 compared to June 30, 2015 offset in part by a $0.1 million increase in the loss associated with foreign exchange transactions during the six months ended June 30, 2015 compared to June 30, 2014.

Results of Operations

Comparison of Years Ended December 31, 2012, 2013 and 2014

	Years ended December 31,
	2012	2013	2014
	(in thousands, except percentages)
Revenues	$16,398	$20,629	$15,378
Cost of revenue	7,091	7,530	7,763

Gross profit	9,307	13,099	7,615
	56.8%	63.5%	49.5%

Operating expenses
Selling, general and administrative expenses	13,761	14,217	14,314
Research and development	3,354	5,381	4,393

Total operating expenses	17,115	19,598	18,707

Loss from operations	(7,808)	(6,499)	(11,092)
Other income (expense)
Interest expense	(1,181)	(4,328)	(5,372)
Other income (expense)	(184)	184	(1,615)

Total other expense	(1,365)	(4,144)	(6,987)

Loss before provision for income taxes	$(9,173)	$(10,643)	$(18,079)

Revenue

In 2014 as compared to 2013, revenue decreased $5.2 million, or 25.2%. Our Product Revenues were $15.1 million and $19.5 million in 2014 and 2013, respectively. The decrease in Product Revenue of $4.4 million, or 22.6%, was due to a decrease in the number of TAH-t implants to 129 in 2014 from 161 in 2013. TAH-t implants within the U.S. were 75 and 110 in 2014 and 2013, respectively, compared with TAH-t implants outside of the U.S of 54 and 51 in 2014 and 2013, respectively. Our Training Revenue was $0.3 million and $1.2 million in 2014 and 2013, respectively. The decrease in Training Revenue of $0.9 million, or 75.0%, was due to a decrease in the number of centers we trained and certified in 2014 totaling 9 compared to 17 in 2013. This decline was due primarily to our decision in June 2013, following Medtronic’s decision to discontinue the development and commercialization of a new valve, to temporarily restrict the rate of certifying new centers in order to reserve our limited inventory of FDA-approved SynCardia TAH-ts to meet the demands of existing customers. The constraint on our inventory of TAH-ts available for implant and the need to restrict certifying new centers during the second half of 2013 and 2014 has substantially and adversely impacted our revenues. We have recently increased our efforts to certify new centers.

In 2013 as compared to 2012, revenue increased $4.2 million, or 25.6%. Our Product Revenues were $19.5 million and $14.7 million in 2013 and 2012, respectively. The increase in Product Revenue of $4.8 million, or 32.7%, was due to an increase in the number of TAH-t implants to 161 in 2013 from 125 in 2012. TAH-t implants within the U.S. were 110 and 71 in 2013 and 2012, respectively, compared to implants outside of the U.S., which were 51 and 54 in 2013 and 2012, respectively. Our Training Revenue was $1.2 million and $1.7 million for 2013 and 2012, respectively. The decrease in Training Revenue of $0.5 million, or 29.4% to 2013 from 2012 was due to a decrease in the number of centers we certified in 2013 totaling 17 compared to 29 in 2012. This decline was also due to our decision in June 2013 to restrict the rate of certifying new centers and reserve our limited inventory of FDA-approved SynCardia TAH-ts to meet the demands of existing customers.

Cost of Revenue and Gross Profit

In 2014 as compared to 2013, gross profit decreased $5.5 million, or 42.0%. Our cost of revenue was $7.8 million and $7.5 million in 2014 and 2013, respectively, resulting in gross margins of 49.5% in 2014 compared to 63.5% in 2013. The decrease in gross margin as a percentage of revenue is primarily due to the decrease in number of TAH-ts manufactured and implanted in 2014 compared to 2013, an increase in the cost of servicing and repairing our drivers due to an increase in the number of drivers in the field, and an increase in depreciation expense associated with our increased investment in drivers, and a significant decrease in training revenues. Because our training capacity and our manufacturing capacity is significantly under-utilized, we anticipate our gross margins as a percent of revenues to increase as we certify more centers and invoice for training revenues, and increase the number of TAH-ts we manufacture along with the anticipated increase in number of TAH-ts implanted at centers. We also plan to continue investing in our drivers to increase the number of drivers available in the field, which we expect will result in increased costs of servicing and repairs as well as deprecation associated with our investment in drivers.

In 2013 as compared to 2012, gross profit increased $3.8 million, or 40.9%. Our cost of revenue was $7.5 million and $7.1 million in 2013 and 2012, respectively, resulting in gross margins of 63.5% in 2013 compared to 56.8% in 2012. The increase in gross margin as a percentage of revenue is primarily due to the increase in number of TAH-ts manufactured as well as TAH-t implants in 2013 compared to 2012, offset by an increase in the cost of servicing and repairing our drivers due to an increase in the number of drivers in the field as well as an increase in depreciation expense associated with our increased investment in drivers.

Sales, General and Administrative Expenses.

In 2014 as compared to 2013, our Sales, General and Administrative, or SG&A, expenses increased $0.1 million, or 0.7%. Our SG&A costs as a percentage of revenue were 92.9% and 68.9% in 2014 and 2013, respectively. The decrease in SG&A expenses in 2014 compared to 2013 was primarily due to a reduction in staffing in 2013 offset by an increase in legal and accounting expenses associated with restating our financial statements. We anticipate our SG&A expenses to increase in absolute dollars as we prepare to become a public company and increase our commercialization efforts; however, we expect SG&A expenses as a percentage of revenue to decrease in the future as the volume of TAH-t implants increases.

In 2013 as compared to 2012, our SG&A expenses increased $0.4 million, or 2.9%. Our SG&A expenses as a percentage of revenue were 68.9% and 84.1% in 2013 and 2012, respectively. The increase in SG&A expenses in 2013 compared to 2012 was primarily due to expansion of our U.S. commercial operations for the first six months of 2013. The increase in SG&A expenses was partially offset by a reduction in our SG&A expenses related to staffing during 2013 as part of our reduction in headcount in July 2013 in response to the interruption in our valve supply and resulting constraint on TAH-t inventory.

Research and Development Expenses

In 2014 as compared to 2013, our R&D expenses decreased $1.0 million, or 18.5%. Our R&D costs as a percentage of revenue were 28.6% and 26.2% in 2014 and 2013, respectively. The increase in R&D expenses was attributable primarily to development costs for our SynHall Valve and clinical studies costs for our Freedom Portable Driver. We anticipate our R&D expenses will continue to increase in absolute dollars as we begin two new clinical trials related to the approval of the SynCardia TAH-t for destination therapy and approval of the 50cc TAH-t as a bridge to transplantation and as we continue to develop a new Freedom Portable Driver; however, we expect R&D as a percentage of revenue to decrease in the future as the volume of TAH-t implants increases.

In 2013 as compared to 2012, our R&D expenses increased $2.0 million, or 58.8%. Our R&D costs as a percentage of revenue were 26.2% and 20.7% in 2013 and 2012, respectively. The increase in R&D expenses in 2013 compared to 2012 was primarily due to development costs for the new SynHall Valve, which we began developing in July 2013, and clinical trial costs associated with our Freedom Portable Driver.

Interest Expense

In 2014 as compared to 2013, interest expense increased $1.1 million, or 25.6%. The increase in interest expense was attributable to the two credit agreements we entered into in 2013 with Athyrium and SWK. At December 31, 2014, there was $26 million in outstanding principal under these two term loans. We refinanced our Second Lien Credit Agreement in February 2015 to include more favorable terms and we anticipate a decrease in interest expense in the future, especially if the Convertible Notes are converted into our common stock as provided in the Credit and Note Purchase Agreement. The loan under the First Lien Credit Agreement is subject to an exit fee equal to 15% of the outstanding principal balance payable upon any prepayment or repayment of the loan and a prepayment premium of up to approximately 15% payable upon any voluntary or mandatory prepayment of the loan.

In 2013 as compared to 2012, interest expense increased $3.1 million, or 258.3%. The increase in interest expense was also attributable to the two credit agreements we entered into in 2013 with Athyrium and SWK. At December 31, 2013, there was $26 million in outstanding principal under these two term loans. This exit fee is being accreted over the life of the loan.

Liquidity and Capital Resources

Since our inception, we have generated significant losses and expect to continue to generate losses for the foreseeable future. Our independent registered public accounting firm included in its auditors’ report on our consolidated financial statements included as part of this prospectus an explanatory paragraph regarding our ability to continue as a “going concern,” meaning that our recurring losses from operations and negative cash flows from operations raise substantial doubt regarding our ability to continue as a going concern. As of June 30, 2015, there still exists substantial doubt about our ability to continue as a going concern.

Historically, our sources of cash have primarily included private placements of equity securities and debt arrangements, and, to a much lesser extent, cash generated from operations, primarily from the collection of accounts receivable resulting from sales. Our historical cash outflows have primarily been associated with cash used for operating activities such as R&D activities, sales infrastructure expansion and clinical trials, expanding our driver network, investing in inventory and other working capital needs.

On September 15, 2014, we raised approximately $6.0 million in cash in an initial closing of a private placement of shares of our Series F Preferred, or the Initial Series F Financing. In connection with the Initial Series F Financing, all shares of our then-existing Series A through Series E convertible preferred stock were converted into shares of common stock. In addition, as a condition to the closing of the Initial Series F Financing, we entered into amendments to the credit agreements with our primary lenders, pursuant to which the lenders waived all outstanding defaults and events of default under the credit agreements in exchange for the inclusion of certain additional covenants. From October 2014 through December 2014, we completed three additional issuances of our Series F Preferred, bringing the total amount raised in 2014 to $10.7 million.

On February 13, 2015, we entered into an Amended and Restated Second Lien Credit, Note Purchase Exchange and Termination Agreement, or the Credit and Note Purchase Agreement, with Cantor Fitzgerald, as agent, and certain of our investors, including Athyrium and SWK, the lenders under our Second Lien Credit Agreement. Under the Credit and Note Purchase Agreement, in exchange for the obligations then outstanding under our Second Lien Credit Agreement, we issued to Athyrium and SWK $11.5 million aggregate principal amount of Convertible Notes and 1,798,563 shares of our Series F Preferred, at $1.39 per share for proceeds totaling $2.5 million and we paid Athyrium and SWK $3.0 million in cash. We also sold and issued an additional $3.0 million Convertible Note under this agreement to Delta Electronics Capital Company, or DECC, and concurrently issued 3,776,979 shares of our Series F Preferred at $1.39 per share to DECC and Athyrium for proceeds totaling $5.3 million.

On March 6, 2015 we completed our Series F Preferred financing, having raised approximately $4.1 million in cash since December 31, 2014 (not including the Series F Preferred issuances pursuant to the Credit and Note Purchase Agreement on February 13, 2015). We expect that the net proceeds from this offering and our existing cash and cash equivalents, together with potential cash receipts from the sale of our products, will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We have based these estimates on assumptions that may prove to be wrong, and we may use our capital resources sooner than we currently expect. For example, one of our assumptions is that we expect medical centers to purchase a significant number of SynCardia 50cc TAH-ts in the next six months as we commence and ramp up our clinical study with respect to the SynCardia 50cc TAH-t. In order to participate in the study, medical centers are required to have on-hand a minimum of two SynCardia TAH-ts, and we expect that by completion of the study in 2016, at least 40 centers will participate in the study and many of these centers will purchase two SynCardia 50cc TAH-ts. These assumptions may prove to be incorrect.

On June 19, 2015, we entered into a Waiver and Fourth Amendment to Amended and Restated Credit Agreement and Waiver and Amendment to Amended and Restated Second Lien Credit, Note Purchase Exchange and Termination Agreement, with Cantor Fitzgerald, as agent, and Athyrium and SWK to waive certain covenant violations. We also entered into the Add-On Term Loan, which increased our outstanding debt by $6 million. We issued warrants to purchase an aggregate of 320,513 shares of common stock at $0.78 to SWK and 448,718 shares of common stock at $0.78 to Athyrium in conjunction with this transaction. These warrants are fully exercisable and expire on March 5, 2023.

Additional funding may not be available to us on acceptable terms, or at all. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail development programs or other operations. Any of these actions could materially harm our business, financial condition, results of operations and future prospects. In addition to securing additional financing, we are seeking to add new products to increase our addressable patient market, expand to new transplant centers in the United States and Europe and extend to new geographic areas to improve our operating performance. There is no assurance that we will be able to meet all the objectives in our business plan necessary to remain a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

The following table shows a summary of our cash flows the years ended December 31, 2013 and 2014 and the six months ended June 30, 2014 and 2015:

	Six months ended June 30,		Years ended December 31,
	2014	2015	2013	2014
	(unaudited)
	(in thousands)
Cash and cash equivalents at beginning of period	$13,135	$4,643	$959	$13,135
Net cash used in operating activities	(7,855)	(9,403)	(3,772)	(15,062)
Net cash used in investing activities	(441)	(1,396)	(1,754)	(1,350)
Net cash (used in) provided by financing activities	(1,173)	14,490	17,697	7,919
Effect of exchange rate on cash	(1)	(109)	5	1

Cash and cash equivalents at end of period	$3,665	$8,225	$13,135	$4,643

Cash Used in Operating Activities

For the six months ended June 30, 2015, cash used in operating activities was $9.4 million consisting primarily of net loss from continuing operations of $18.6 million and adjustments for non-cash items consisting primarily of $9.9 million from the extinguishment of debt and $0.8 million from depreciation and amortization, partially offset by a reduction in the provision for doubtful accounts of $0.1 million. Changes in operating assets and liabilities used additional cash of $2.1 million primarily due to an increase in inventory and a decrease in accrued expenses and other current liabilities.

For the six months ended June 30, 2014, cash used in operating activities was $7.9 million consisting primarily of net loss from continuing operations of $8.6 million and adjustments for non-cash items consisting primarily of $1.3 million from depreciation and amortization and $0.6 million from the revaluation of warrants. Changes in operating assets and liabilities used additional cash of $1.6 million primarily due to net cash used totaling $0.9 million between deferred revenue and customer deposits as a result of a decrease in the number of TAH-ts purchased by customers and available for implant offset by an increase in customer deposits as a result of borrowing TAH-ts from one center to provide to another center for implant.

In 2014, cash used in operating activities was $15.1 million consisting primarily of net loss from continuing operations of $18.1 million and adjustments for non-cash items consisting primarily of $2.5 million from depreciation and amortization and $1.5 million from the revaluation of warrants. Changes in operating assets and liabilities used additional cash of $2.2 million primarily due to an increase in inventory and other assets that was partially offset by an increase in accounts payable and other accrued liabilities. In addition, there was net cash used totaling $2.7 million between deferred revenue and customer deposits as a result of a decrease in the number of TAH-ts purchased by customers and available for implant offset by an increase in customer deposits as a result of borrowing TAH-ts from one center to provide to another center for implant.

In 2013, cash used in operating activities was $3.8 million consisting primarily of net loss from continuing operations of $10.7 million and adjustments for non-cash items consisting primarily of $2.5 million from depreciation and amortization and $0.6 million from amortization of debt discounts. Changes in assets and liabilities provided cash for operations totaling $4.1 million primarily due to a decrease in receivables, inventories and other assets as well as an increase in accounts payable and other accrued liabilities. In addition, there was net cash used totaling $0.9 million between deferred revenue and customer deposits as a result of a decrease in the number of TAH-ts purchased by customers and available for implant offset by an increase in customer deposits as a result of borrowing TAH-ts from one center and providing them to another center for implant.

The constraint on our TAH-t inventory resulting from the suspension of supply from our valve supplier had a substantial and adverse impact on our revenue, results of operations and cash flows from operating activities.

Cash Used in Investing Activities

For the six months ended June 30, 2015, net cash used in investing activities was $1.4 million and was primarily related to building drivers for deployment to our centers and patients. We increased these activities after obtaining FDA approval for the SynHall Valve.

For the six months ended June 30, 2014, net cash used in investing activities was $0.4 million and was primarily related to building drivers for deployment to our centers and patients. We reduced these activities during the first half of 2014 in connection with our decision not to certify new centers due to the constraint on our SynCardia TAH-t inventory following the suspension of supply from our valve supplier.

In 2014, net cash used in investing activities was $1.4 million and was primarily related to building drivers for deployment to our centers and patients. We reduced these activities during the first half of 2014 in connection with our decision not to certify new centers due to the constraint on our SynCardia TAH-t inventory following the suspension of supply from our valve supplier.

In 2013, net cash used in investing activities was $1.8 million and was primarily related to building drivers for deployment to our centers and patients. We reduced these activities during the second half of 2013 in connection with our decision not to certify new centers due to the constraint on our SynCardia TAH-t inventory following the suspension of supply from our valve supplier.

Cash Provided by Financing Activities

For the six months ended June 30, 2015, net cash provided by financing activities was $14.5 million and was primarily attributable to $9.3 million in net cash proceeds from the issuance of Series F Preferred stock and $8.8 million net proceeds from the incurrence of debt offset by required payments on long-term debt and capital lease obligations.

For the six months ended June 30, 2014, net cash used in financing activities was $1.1 million and was attributable to payments on capital lease obligations of $0.9 million and payments on long-term debt of $0.3 million.

In 2014, net cash provided by financing activities was $7.9 million and was primarily attributable to $10.3 million in net cash proceeds from the issuance of Series F Preferred offset by required payments on long-term debt and capital lease obligations.

In 2013, net cash provided by financing activities was $17.7 million and was primarily related to entering into two credit agreements in March 2013 and December 2013, totaling $28.7 million, the issuance of Series E convertible preferred stock in March 2013 of $3.9 million, net of pay-offs of then-existing short- and long-term debt totaling $13.6 million and related debt issuance costs of $1.7 million.

Our liquidity position and capital requirements are subject to a number of factors. For example, our cash inflow and outflow may be impacted by the following:

•	our ability to consistently generate revenues;

•	fluctuations in gross margins and net losses; and

•	fluctuations in working capital.

Our primary short-term capital needs, which are subject to change, include expenditures related to:

•	valve development and testing;

•	ramp up of production and inventory of our new products;

•	clinical trials for the SynHall SynCardia 50cc TAH-t;

•	expansion of our infrastructure to support center growth; and

•	debt service under our credit agreements with Athyrium and SWK.

Although we believe the foregoing items reflect our most likely uses of cash in the short term, we cannot predict with certainty all of our particular short-term cash uses or the timing or amount of cash used, and we may require additional capital to fund our operating cash needs. For a discussion of other factors that may impact our future liquidity and capital funding requirements, see “Risk Factors.”

Indebtedness

Notes payable to Athyrium, SWK and DECC

During 2013 we entered into two credit agreements with Athyrium and SWK to obtain debt financing.

The First Lien Credit Agreement, originally entered into in March 2013, and amended and restated in December 2013, had $22 million outstanding principal as of June 30, 2015, which includes $6 million in additional borrowings we incurred in June 2015 pursuant to the Add-On Term Loan. Borrowings under the First Lien Credit Agreement are subject to the exit fee described below and accrue interest annually at a rate of 13.5%, with interest only payments due quarterly on March 15, June 15, September 15 and December 15 of each year through March 2018, at which time the outstanding principal and all accrued and unpaid interest is due in full. In addition, the First Lien Credit Agreement is subject to an exit fee equal to 15% of the outstanding principal balance payable upon any prepayment or repayment of a loan, as well as a prepayment penalty of up to approximately 15% for any voluntary or mandatory prepayment, and the Add-On Term Loan is subject to an additional 5% prepayment premium in the case of any prepayment. Upon an event of default under the First Lien Credit Agreement, interest is payable at an annual rate of 15.5%.

The Second Lien Credit Agreement, entered into in December 2013, had $10 million outstanding as of December 31, 2014 and required quarterly interest-only payments on March 15, June 15, September 15 and December 15 of each year. The interest rate was recalculated annually and was equal to 11.4% of our annual revenues up to $15 million, 8.6% of our annual revenues from $15 million to $30 million and 5.7% of our annual revenues in excess of $30 million in each fiscal year through December 2021.

In September 2014, we entered into amendments to our credit agreements with Athyrium and SWK, pursuant to which Athyrium and SWK waived all outstanding defaults and events of default in exchange for the inclusion of certain additional covenants in the credit agreements, all of which were subsequently satisfied or removed from the credit agreements in subsequent amendments. In addition, the Second Lien Credit Agreement was also amended to provide for Athyrium and SWK’s purchase of 275,622 shares of our Series F Preferred in exchange for forgiveness of the interest payment due under the Second Lien Credit Agreement on September 15, 2014.

Pursuant to the refinancing we completed in February 2015, we entered into the Credit and Note Purchase Agreement and the Second Lien Credit Agreement was amended and restated as described above and the obligations thereunder were exchanged, in part, for Convertible Notes. As a result, these obligations are no longer subject to any prepayment penalty.

In June 2015, we entered into amendments to our credit agreements with Athyrium and SWK, pursuant to which Athyrium and SWK waived certain covenant breaches and technical events of default under the First Lien Credit Agreement and Credit and Note Purchase Agreement. We also entered into the Add-On Term Loan, which increased the outstanding debt by $6 million with an original issue discount of $90 thousand. The Add-On Term Loan is subject to the terms and conditions of the First Lien Credit Agreement and has an additional 5% prepayment penalty in the case of any prepayment prior to June 19, 2017. We issued warrants to purchase an aggregate 320,513 shares of common stock at $0.78 to SWK and 448,718 shares of common stock at $0.78 to Athyrium in conjunction with this transaction. The warrants are fully exercisable and expire on March 5, 2023.

The Convertible Notes of $14.5 million at June 30, 2015 accrue interest at a rate of 10% per annum compounded annually, with outstanding principal and accrued unpaid interest, or the Conversion Amount. Unless converted into equity securities pursuant to the terms of the Convertible Notes, the Conversion Amount becomes due and payable on March 5, 2018.

The Convertible Notes automatically convert into shares of our common stock in the event we complete an initial public offering with a value of not less than $100 million (such value, as described further below, the Post-Offering Market Value) and the gross cash proceeds to us in such offering are not less than $15 million (a Qualified IPO). The number of shares issued upon conversion is based on the Conversion Amount divided by the price per share at which the shares are offered in an initial public offering multiplied by 0.75.

The Post-Offering Market Value is computed based on the initial public offering price per share multiplied by the number of shares of common stock following the initial public offering, which includes shares issuable upon conversion of our preferred stock, shares issuable upon exercise and conversion of all options, warrants and any other convertible securities and shares reserved for issuance under equity incentive plans, but excluding shares issuable upon conversion of the Convertible Notes.

In the event we complete an initial public offering with a value of less than the Post-Offering Market Value, then at the option of the Convertible Note holders, the Convertible Notes may be converted into shares of our common stock. The number of shares issuable upon conversion is computed by dividing the Conversion Amount by the product of the initial public offering price per share multiplied by 0.75.

In the event we complete a private placement of a new series of Preferred Stock, then at the option of the holders, the Convertible Notes may be converted into shares of the new series of Preferred Stock. The number of shares issuable upon conversion is computed by dividing the Conversion Amount by the product of the price per share of the new series of Preferred stock multiplied by 0.75.

We have pledged our interest in our subsidiary, SynCardia Systems Europe GmbH, and our intellectual property to collateralize the notes. In addition, the notes are secured by substantially all of our assets, excluding those held under capital lease.

As of December 31, 2013, we were in default under these agreements as a result of our “going concern” auditor’s opinion. We were not, however, being assessed the default interest rate for this default. In September and December 2014, the Company amended the agreements and the existing defaults were waived.

We cannot guarantee that we will be able to satisfy each of the remaining obligations. If we are unable to satisfy one or more of these obligations, we will again be in default under the credit agreements with our lenders. In that event, unless the lenders again agree to waive or amend the applicable default, the lenders would have the right to exercise various remedies under the credit agreements, including to declare the entire amount outstanding under the credit agreements immediately due and payable and, if we are unable to repay such amount, to foreclose on substantially all of our assets.

Trinity Capital Investment, LLC Capital Leases and Note Payable

We entered into a series of capital lease agreements with Trinity Capital Investment, LLC, or Trinity, to finance the acquisition of certain equipment, primarily drivers. Under the terms of the agreements, Trinity purchased the equipment from us and then subsequently leased that equipment back to us.

In addition to monthly lease payments, we granted Trinity preferred stock warrants and entered into a series of promissory notes. During 2013 we issued warrants to purchase 2,927 shares of series E preferred stock in connection with these leases. The warrants are recorded at their fair value and included in warrant liability at December 31, 2014 and 2013. The promissory notes are included in long-term debt at December 31, 2014 and 2013.

At June 30, 2015 and December 31, 2014 and 2013, we had recorded assets with a cost of approximately $3.8 million, $3.8 million and $3.9 million, respectively, and accumulated amortization of $3.0 million, $2.7 million and $2.2 million, respectively, related to our capital leases.

The future minimum lease payments under these capital leases as of June 30, 2015 are as follows:

Six months ended June 30,	Lease Payments
(in thousands)
2015	$422
2016	111
2017	17
2018	—
2019	—

Total leases	550
Less imputed interest (3% to 20%)	(33)

Present value of capital lease obligations	517

Less: Current portion of capital lease obligations	(488)

Capital lease obligations, net of current portion	$29

Note payable due to UMC

We entered into an agreement with University Medical Center Corporation, or UMC, in March 2002 to acquire certain assets in exchange for a non-interest note requiring quarterly principal payments. Both parties verbally agreed to deviate from the prescribed repayment schedule to allow us to make periodic payments based on our variable cash resources. The total amount due to UMC at June 30, 2015 and December 31, 2014 and 2013 was $0.3 million, all of which has been classified as current. Any unpaid amounts are payable immediately upon a sale of the Company to an unrelated third party.

Notes payable due to Trinity SynCardia Bridge LLC

In December 2012, we entered into a series of short-term bridge notes with Trinity SynCardia Bridge LLC, or Trinity Bridge, maturing at various dates through April 2013 to borrow $1.7 million. Beginning in April 2013, we entered into a series of agreements with Trinity Bridge to extend the maturity date of $0.5 million of the notes to December 2015. In conjunction with the notes, we issued detachable warrants to purchase 13,823 shares of series E preferred stock at a price of $4.82 per share. The warrants are accounted for as liability warrants and are recorded at their fair value as discussed in Note 14 to our consolidated financial statements included elsewhere in this prospectus. Interest on the notes accrues at 15% annually and is paid monthly on the 15th of each month.

Contractual Obligations

A summary of our contractual obligations as of December 31, 2014 (in thousands) are as follows:

	Payment Due by Period
	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total Amounts Committed
Debt Obligations(1)	$29,130	$4,528	$2,964	$—	$36,622
Capital Lease Obligations	1,140	128	—	—	1,268
Operating leases(2)	168	69	—	—	237

Total Contractual Obligations	$30,438	$4,725	$2,964	$—	$38,127

(1)	Included in debt obligations are the First Lien Credit Agreement and Second Lien Credit Agreement principal balances, interest through maturity and accretion of a 15% exit fee on the First Lien Credit Agreement. The original terms of the Second Lien Credit Agreement require interest to be paid based on future revenue levels. The interest obligation on the Second Lien Credit Agreement has not been reflected in the above table, as it would require estimation of future revenues. As part of the note exchange, in February 2015 (see below) the contingent interest requirement was removed.

In February 2015, we exchanged our outstanding obligations under our Second Lien Credit Agreement with carrying value of $10 million at December 31, 2014, for Convertible Notes. In June 2015, we incurred an additional $6 million of debt under the First Lien Credit Agreement pursuant to the Add-On Term Loan. Future debt payments giving effect to the exchange and including the Convertible Notes and additional debt are $4.2 million in less than one year, $6.9 million in one to three years, $36.6 million in three to five years and zero in more than five years, for a total amount committed equal to $47.7 million.

(2)	As of December 31, 2014, we leased our operating facilities and equipment under non-cancellable operating leases that expire at various dates through 2017. Subsequent to December 31, 2014, we entered into a new lease agreement for our corporate offices and manufacturing facilities in Tucson, Arizona. The new lease agreement, which we entered into in February 2015, commenced in May 2015 and expires in April 2020. The table above does not include the annual rent expense under this lease.

Off Balance Sheet Arrangements

We do not maintain any off balance sheet partnerships, arrangements, or other relationships with unconsolidated entities or others, often referred to as structured finance or special-purpose entities, which are established for the purpose of facilitating off balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

A portion of our business is located outside the United States and, as a result, we generate revenue and incur expenses denominated in currencies other than the U.S. dollar, a majority of which is denominated in Euros. In 2014 and 2013 approximately 35% and 21% respectively, of our sales were denominated in foreign currencies. In the six months ended June 30, 2015, approximately 29% or our sales were denominated in foreign currencies. We do not hedge our foreign currency exchange rate risks. As a result, our revenue can be significantly impacted by fluctuations in foreign currency exchange rates. We expect that foreign currencies will represent a higher percentage of our sales in the future due to anticipated expansion into new countries with high incidences of heart failure.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. Our cash and cash equivalents include cash in readily available checking and money market accounts. These securities are not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. Additionally, the interest rates on all of our debt are fixed and not subject to changes in market interest rates.

Inflation

Inflationary factors, such as increases in our cost of revenue and SG&A expenses, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain and increase our gross margin and operating margin if the selling prices of our products do not increase sufficiently to cover our increases in costs.

Critical Accounting Policies and Estimates

Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with GAAP. To prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities, sales, costs and expenses. We base our estimates on historical expenses and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are likely to occur from period to period. Actual results could be significantly different from these estimates. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgment and estimates.

Revenue Recognition

We generate revenue from the sale of our TAH-ts and from training and certification services, which are required before the first time a transplant center may purchase a TAH-t. Revenue includes sales and services to centers located in the United States as well as centers domiciled in foreign countries.

We recognize revenue from the sale of our devices and services when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) ownership or risk of loss has been transferred to the center implanting its device or where services have been rendered; (3) the price is fixed and determinable; and (4) collectability is reasonably assured. With respect to the sale of the TAH-t, because we frequently move TAH-t inventory between centers to meet immediate and urgent needs, ownership or risk of loss criteria is not met until the center has implanted the TAH-t into a patient. Once a TAH-t has been implanted into a patient, because there is no right of return, ownership and risk of loss criteria has been met and revenue is recognized along with cost of goods sold.

All centers are required to be trained and certified in the implanting of the TAH-t and the care of TAH-t patients before they can implant a device into a patient. Training and certification, while required before an implant procedure may be performed, are not considered essential to the functionality of the TAH-t. The centers also can purchase the training and become certified without purchasing an implantable device. Therefore, revenue from training and certification services is recognized separately from revenue associated with the sale of a TAH-t to a center. In the United States, we charge a separate fee for training and certification and accordingly, revenue from the sale of training and certification services in the United States is recognized at the time that a center is certified as implant ready and the training and certification services have been provided by us. In countries outside the United States, we do not charge a separate fee for training and certification and costs incurred in connection with training and certification for a non-U.S. center are expensed as incurred. However, a portion of the revenue recognized upon implant of the first TAH-t sold to a non-U.S. center is allocated to training and certification services.

Stock-Based Compensation

We account for all stock-based compensation awards using a fair value method. We record stock options at their estimated grant date fair value using the Black-Scholes option pricing model. The valuation considers the use of income, cost and market approaches in applying the discounted cash flow method to arrive at a per share value. We recognize the fair value of each award as an expense on a straight-line basis over the requisite service period, generally the vesting period of the equity grant. We reflect excess tax benefits related to stock option exercises as financing cash inflows.

The valuation model for stock compensation expense requires us to make assumptions and judgments about the variables used in the calculation including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the expected volatility of our common stock, an assumed risk-free interest rate, the dividend rate and the estimated forfeitures of unvested stock options.

The following table summarizes the variables used to determine the fair value of stock options:

	December 31,
	2012	2013	2014
Expected term (years)	3.00	3.00	3.00
Risk free interest rate	0.4%	0.6%	1.0%
Dividend rate	0%	0%	0%
Volatility	45.0%	50.0%	50.0%

•	Fair Value of Common Stock. As discussed below, the fair value of the shares of our common stock underlying the stock options has historically been determined by our board of directors. Because there has been no public market for our common stock, our board of directors has determined the fair value of our common stock at the time of grant of the option by considering a number of objective and subjective factors, including valuations of comparable companies, sales of our convertible preferred stock to unrelated third parties, our operating and financial performance and general and industry-specific economic outlook.

•	Expected Term. The expected term of stock options represents the weighted-average period that the stock options are expected to remain outstanding. The company estimated the expected term based on the average expected term used by a peer group of publicly traded medical device companies.

•	Expected Volatility. Since there has been no public market for our common stock and a lack of company-specific historical volatility, we have determined the share price volatility for options granted based on an analysis of the volatility used by a peer group of publicly-traded medical device companies. In evaluating similarity, we consider factors such as industry, stage of life cycle and size.

•	Risk-free Interest Rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for zero-coupon U.S. Treasury notes with remaining terms similar to the expected term of the options.

•	Dividend Rate. The expected dividend was assumed to be zero as we have never paid dividends on our common stock and have no current plans to do so.

•	Expected Forfeiture Rate. We are required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

Valuation Approaches

We have historically granted stock options with exercise prices not less than the fair market value of our common stock underlying such stock options, as determined on the grant date by our board of directors, with input from our management team and from an independent third-party valuation expert. From August 2013 to April 2015, we granted stock options with exercise prices ranging from $0.30 to $0.97, which were equal to the estimated fair value of our common stock on the grant dates. The following table summarizes, by grant date, the stock options granted from August 1, 2013 to June 30, 2015, and their associated per share exercise prices:

Grant Date	Common Shares Underlying Options Granted	Exercise Price Per Share	Fair Value Per Common Share as Determined by Our Board at Grant Date
August 8, 2013	162,500	$0.37	$0.37
February 26, 2014	25,000	$0.37	$0.37
May 21, 2014	82,000	$0.30	$0.30
August 27, 2014	215,137	$0.52	$0.52
November 19, 2014	217,000	$0.97	$0.97
March 18, 2015	2,390,814	$0.76	$0.76
April 17, 2015	100,000	$0.78	$0.78
April 24, 2015	93,500	$0.78	$0.78

The third party valuations were performed in accordance with applicable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Practice Aid Series: Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. In addition, our board of directors considered many objective and subjective factors to determine its best estimate of the fair market value of our common stock on each valuation date, including the following:

•	our financial condition and operating results, including our projected results;

•	our stage of development and business strategy;

•	the financial condition and operating results of publicly owned companies with similar lines of business and their historical volatility;

•	external market conditions that could affect companies in medical device sectors and our industry;

•	the prices of our convertible preferred stock sold to outside investors and the rights, preferences and privileges of our convertible preferred stock as compared to those of our common stock, including the liquidation preference of our convertible preferred stock;

•	the issuance of convertible debt;

•	the likelihood of a liquidity event such as an initial public offering, a merger or the sale of our company; and

•	any recent valuations prepared in accordance with the AICPA Practice Aid.

For all option grant dates prior to June 30, 2014, our common stock valuations were prepared utilizing the option-pricing method, or OPM. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preference at the time of a liquidity event, such as a strategic sale, merger or initial public offering. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is paid. The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the securities’ fair values as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities. The aggregate value of the common stock derived from the OPM is then divided by the number of shares of common stock outstanding to arrive at the per share value. The estimated fair value of our common stock at each grant date also reflected non-marketability discounts.

For all option grant dates from June 30, 2014 through the date of this prospectus, the valuations of our common stock were based on a hybrid method of the OPM and the Probability-Weighted Expected Return Method, or PWERM. PWERM considers various potential liquidity outcomes, including an initial public offering, and assigns probabilities to each, based on discussions with management, to arrive at the weighted equity value. Under the hybrid OPM and PWERM method, the per share values calculated under the OPM and PWERM are weighted based on discussions with management regarding expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final fair market per share value of the common stock before a discount for lack of marketability is applied. For the PWERM, its weighting is based on management’s expectation about a possible exit event in the future while the OPM is weighted with respect to the uncertainties regarding various business milestones leading up to the exit event.

The estimates used in determining fair value of our common stock are considered highly complex and subject to significant judgment and variability. For example, the non-marketability discounts used can have different assumptions. There is also inherent uncertainty in our forecasts and projections. If we had made different assumptions and estimates than those described previously, the amount of our stock based compensation expense, net income (loss), and net income (loss) per share amounts could have been significantly different. Currently, stock compensation expense is not a material component of our operating costs, so variability in the estimates used would not cause a material change in our overall operating costs.

Following the closing of this offering, the fair value of our common stock will be determined based on the closing price of our common stock on the NASDAQ Global Market.

The following is a discussion of the options we granted from August 2013 through November 2014 and the significant factors contributing to the fair values as of the date of each grant:

August 8, 2013 – Options granted on this date had exercise prices of $0.37 per share, which was equal to the fair value of our common stock as determined by our board of directors on the grant date. Our board of directors obtained a third party valuation of our common stock in December 2012, which suggested a fair value of $0.35 per share. Our board of directors considered this valuation together with other objective and subjective factors in reaching its determination of the fair value of our common stock as of August 2013. In particular, the board considered the general financial condition of the business, the continued illiquidity of our common stock given our status as a private company, the general likelihood of a liquidity event such as an initial public offering or sale, our capital resources at the time and the risk and uncertainties associated with further development and expansion of our business. Our board of directors considered that our financial performance was in line with the December 2012 valuation.

February 26, 2014 – Options granted on this date had exercise prices of $0.37 per share, which was equal to the fair value of our common stock as determined by our board of directors on the grant date. Our board of directors obtained a third party valuation of our common stock in December 2013, which suggested a fair value of $0.30 per share. Our board of directors considered this valuation together with other objective and subjective factors in reaching its determination of the fair value of our common stock as of February 2014. In particular, the board considered the general financial condition of the business, the continued illiquidity of our common stock given our status as a private company, the general likelihood of a liquidity event such as an initial public offering or sale, our capital resources at the time and the risk and uncertainties associated with further development and expansion of our business. Our board of directors considered that our financial performance was in line with the December 2013 valuation.

May 21, 2014 – Options granted on this date had exercise prices of $0.30 per share, which was equal to the fair value of our common stock as determined by our board of directors on the grant date. Our board of directors obtained a third party valuation of our common stock in December 2013, which suggested a fair value of $0.30 per share. Our board of directors considered this valuation together with other objective and subjective factors in reaching its determination of the fair value of our common stock as of May 2014. In particular, the board considered the general financial condition of the business, the continued illiquidity of our common stock given our status as a private company, the general likelihood of a liquidity event such as an initial public offering or sale, our capital resources at the time and the risk and uncertainties associated with further development and expansion of our business. Our board of directors considered that our financial performance was in line with the December 2013 valuation.

August 27, 2014 – Options granted on this date had exercise prices of $0.52 per share, which was equal to the fair value of our common stock as determined by our board of directors on the grant date. Our board of directors obtained a third party valuation of our common stock in June 2014, which suggested a fair value of $0.52 per share. Our board of directors considered this valuation together with other objective and subjective factors in reaching its determination of the fair value of our common stock as of August 2014. In particular, the board considered the general financial condition of the business, the continued illiquidity of our common stock given our status as a private company, the general likelihood of a liquidity event such as an initial public offering or sale, our capital resources at the time and the risk and uncertainties associated with further development and expansion of our business. Our board of directors considered that our financial performance was in line with the June 2014 valuation.

November 19, 2014 – Options granted on this date had exercise prices of $0.97 per share, which was equal to the fair value of our common stock as determined by our board of directors on the grant date. Our board of directors obtained a third party valuation of our common stock as of September 15, 2014, which suggested a fair value of $0.97 per share. Our board of directors considered this valuation together with other objective and subjective factors in reaching its determination of the fair value of our common stock as of November 2014. In particular, the board considered the general financial condition of the business, the continued illiquidity of our common stock given our status as a private company, the general likelihood of a liquidity event such as an initial public offering or sale, our capital resources at the time and the risk and uncertainties associated with further development and expansion of our business. Our board of directors considered that our financial performance was in line with the September 2014 valuation.

March 18, 2015 – Options granted on this date had exercise prices of $0.76 per share, which was equal to the fair value of our common stock as determined by our board of directors on the grant date. Our board of directors obtained a third party valuation of our common stock as of February 25, 2015, which suggested a fair value of $0.76 per share. Our board of directors considered this valuation together with other objective and subjective factors in reaching its determination of the fair value of our common stock as of March 2015. In particular, the board considered the general financial condition of the business, the continued illiquidity of our common stock given our status as a private company, the general likelihood of a liquidity event such as an initial public offering or sale, our capital resources at the time and the risk and uncertainties associated with further development and expansion of our business. Our board of directors considered that our financial performance was in line with the February 2015 valuation.

April 17 & 24, 2015 – Options granted on these dates each had an exercise price of $0.78 per share, which was equal to the fair value of our common stock as determined by our board of directors on the grant date. Our board of directors obtained a third party valuation of our common stock as of March 31, 2015, which suggested a fair value of $0.78 per share. Our board of directors considered this valuation together with other objective and subjective factors in reaching its determination of the fair value of our common stock as of April 2015. In particular, the board considered the general financial condition of the business, the continued illiquidity of our common stock given our status as a private company, the general likelihood of a liquidity event such as an initial public offering or sale, our capital resources at the time and the risk and uncertainties associated with further development and expansion of our business. Our board of directors considered that our financial performance was in line with the March 2015 valuation.

JOBS Act Accounting Election

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an emerging growth company we choose to rely on such exemptions, we may not be required to, among other things, (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (3) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (4) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an emerging growth company, whichever is earlier.

Recent Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” This standard is an update to clarify existing guidance for the release of cumulative translation adjustments into net income when a parent sells all or a part of its investment in a foreign entity or achieves a business combination of a foreign entity in stages. The amendments in this ASU are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. We do not expect the adoption of this guidance will have a material impact on our results of operations, cash flows or financial position.

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” This guidance requires standard presentation of an unrecognized tax benefit when a carryforward related to net operating losses or tax credits exists. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We do not expect the adoption of this guidance will have a material impact on our results of operations, cash flows or financial position.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, as a new Topic, Accounting Standards Codification (ASC) Topic 606. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled in exchange for those goods or services. This ASU is effective for public companies for annual periods beginning after December 15, 2016 and shall be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We are evaluating the effect of adopting this new accounting guidance and have not yet made a decision on which transition method the standard will be adopted by in 2017.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. The standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued and provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. Certain disclosures will be required if conditions give rise to substantial doubt about an entity’s ability to continue as a going concern. ASU 2014-15 applies to all entities and is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016, with early adoption permitted. We are currently evaluating the impact of ASU 2014-15 on our consolidated financial statements and after adoption will incorporate this guidance in our assessment of going concern.

In April 2015, the FASB issued ASU No. 2015-03, “Interest – Imputation of Interest” (ASU 2015-03). The standard simplifies the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct reduction from the carrying amount of that debt liability, which is consistent with debt discounts. ASU 2015-03 applies to all entities and is effective for annual reporting periods beginning after December 15, 2015, and interim periods within those annual periods, with early adoption permitted. We elected to early adopt this standard on June 30, 2015, on a retrospective basis and all prior periods presented have been adjusted.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory”. The standard requires inventory within the scope of the ASU to be measured at the lower of cost and net realizable value. The changes apply to all types of inventory, except those measured using LIFO or the retail inventory method. This ASU is effective for public companies for annual periods beginning after December 15, 2016 and shall be applied prospectively. Early adoption is permitted as of the beginning of an interim or annual reporting period. We are currently evaluating the impact of ASU 2015-11 on our consolidated financial statements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

In May 2014, our board of directors approved the dismissal of BeachFleischman PC, or Beach, as our independent registered public accounting firm.

The audit report of Beach on our financial statements as of and for the fiscal years ended December 31, 2013 and 2012 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The audit report included an explanatory paragraph stating that our inability to achieve long-term commercial success to date, recurring losses from operations and need for additional capital raised substantial doubt about our ability to continue as a going concern.

During the years ended December 31, 2013 and 2012 and the subsequent interim period through May 2014, the date of the dismissal of Beach, (i) there were no disagreements with Beach on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Beach’s satisfaction, would have caused Beach to make reference to the subject matter of the disagreement in connection with its report, and (ii) there were no “reportable events,” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

In May 2014, our board of directors approved the appointment and engagement of BDO USA, LLP, or BDO, to serve as our independent registered public accounting firm and to reaudit the fiscal years ended December 31, 2013 and 2012.

During our two most recent fiscal years and in the subsequent interim period through May 2014, neither the Company, nor anyone acting on our behalf, consulted with BDO regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written report nor oral advice was provided by BDO, or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

We have provided Beach with a copy of the foregoing disclosure and have requested that Beach furnish us with a letter addressed to the SEC stating whether or not Beach agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter from Beach is filed as an exhibit to the registration statement of which this prospectus is a part.

BUSINESS

Overview

We are a medical technology company focused on developing, manufacturing and commercializing the SynCardia temporary Total Artificial Heart, or TAH-t, an implantable system designed to assume the full function of a failed human heart in patients suffering from advanced heart failure. The SynCardia TAH-t is the only total artificial heart that is commercially available in the United States, European Union and Canada for use as a bridge to heart transplantation. As a total artificial heart, the SynCardia TAH-t replaces the functionality of both the left and right ventricles of the heart as well as all four heart valves. In combination with an external driver that delivers precisely calibrated pulses of air, the SynCardia TAH-t provides blood flow of up to 9.5 liters per minute through each ventricle, lowering central venous pressure and promoting the recovery of other vital organs. As of June 30, 2015, over 1,470 SynCardia TAH-ts (including predecessors) had been implanted across 120 medical centers globally.

Our SynCardia 70cc TAH-t received U.S. Food and Drug Administration, or FDA, approval in 2004 and we obtained the CE mark in Europe in 1998. In 2008, CMS determined to provide reimbursement for the SynCardia TAH-t to hospitals enrolling patients in selected clinical studies, reversing a more general 1986 non-coverage decision for total artificial hearts. As a result, the SynCardia 70cc TAH-t is currently reimbursed by Medicare and more than 100 private insurers in the United States. In our pivotal clinical study for the SynCardia 70cc TAH-t, the results of which were published in an article, co-authored by one of our directors, in The New England Journal of Medicine in August 2004, 81 patients suffering from irreversible biventricular heart failure were implanted with the SynCardia TAH-t. The rate at which study patients implanted with our SynCardia TAH-t survived long enough to receive a heart transplant, referred to as the bridge-to-transplant rate, was 79%, representing the highest bridge-to-transplant rate publicly reported for any mechanical circulatory support device. The one-year survival rate of patients who received the SynCardia TAH-t was 70%.

We believe that the following recent and anticipated developments will help position our company for future growth:

•	Approvals of our Freedom Portable Driver. Historically, we provided only two driver models, which were designed for hospital use only – Big Blue, which weighs 416 pounds, and Companion 2 Driver System, which weighs 57 pounds and is docked to a 185-pound cart or 15-pound caddy. In contrast, the Freedom Portable Driver, which received FDA approval in June 2014 and obtained the CE mark in March 2010, is designed for in-hospital or out-of-hospital use with stable SynCardia TAH-t patients, following an initial period in the hospital supported by the Companion 2 Driver System or Big Blue driver. Prior to the Freedom Portable Driver, patients with the SynCardia TAH-t were required to wait in the hospital for a transplant, with an average length of stay of 101 days. The Freedom Portable Driver weighs approximately 13.5 pounds and is designed to be carried by the patient in a backpack or shoulder bag. We believe the Freedom Portable Driver provides patients with both a quality of life enhancement and the opportunity to lead a healthier lifestyle with a more rigorous exercise regimen.

For stable patients discharged with the Freedom Portable Driver, data collected from our IDE clinical trial, spanning from May 2010 to June 2014, indicated a bridge-to-transplant rate of 88%, higher than the 79% bridge-to-transplant rate for the population that was kept in the hospital on Big Blue in our PMA pivotal clinical study for the SynCardia TAH-t, which was initiated in 1993 and concluded enrollment in 2002. Because stable patients can be discharged from the hospital on the Freedom Portable Driver after implant surgery to await a heart transplant, we anticipate that U.S. hospitals will be reimbursed for both the admission for the SynCardia TAH-t implant and the subsequent admission for a heart transplant. In addition, we believe that discharging stable patients will eliminate the financial risk that a hospital assumes by having to keep a SynCardia TAH-t patient in the hospital until a matching donor heart becomes available.

•	Recent and Anticipated Approvals of our Smaller SynCardia 50cc TAH-t. We have developed a smaller, 50cc version of the SynCardia TAH-t to address the unmet need for an artificial heart that can be used in patients of smaller stature, including women and adolescents. Until the 50cc TAH-t became available, these patients did not have adequate medical options for treatment of end-stage heart failure, and many patients were ineligible for the SynCardia TAH-t because their chest sizes were too small for proper placement of the SynCardia 70cc TAH-t. A number of pediatric centers worldwide have contacted us regarding the availability of the SynCardia 50cc TAH-t, especially for individuals suffering from congenital heart defects, who often die before the age of 18. In addition, only 12% of our artificial hearts (including predecessors) have been implanted in women patients, while women represent 24% of patients on the heart transplant wait list, suggesting an additional unmet need.

In March 2015, we received Investigational Device Exemption, or IDE, approval from the FDA to initiate a clinical study of the SynCardia 50cc TAH-t as a bridge to transplantation with a pediatric arm of 10 patients and an adult arm of 10 patients. An additional 10 patients may be enrolled in a secondary arm to further characterize the use of the device. This approval was expanded to the full protocol-specified enrollment goal of 24 pediatric and 24 adult patients (along with up to 24 patients of any age in a secondary arm) upon the FDA’s July 15, 2015 approval of additional reliability data. We obtained the CE mark for the SynCardia 50cc TAH-t in December 2014.

We intend to file for FDA approval of an HDE for the SynCardia 50cc TAH-t for pediatric bridge to transplantation. If approved, the HDE would allow up to 4,000 pediatric patients per year to receive the device as a bridge to transplantation prior to full FDA approval. For the adult population, we intend to file for approval of a PMA for the SynCardia 50cc TAH-t for bridge to transplantation.

•	Initiation of an IDE Trial for Destination Therapy. In March 2012, we received a Humanitarian Use Device, or HUD, designation from the FDA for the use of the SynCardia 70cc TAH-t for patients who are not eligible for heart transplantation, or destination therapy. With the recent approval of the Freedom Portable Driver, we filed an IDE application with the FDA in September 2014 for a clinical study for use of the SynCardia 70cc TAH-t for destination therapy, for which we received approval in December 2014. This study is expected to enroll 19 patients with biventricular heart failure who are ineligible for transplant to support an application for an HDE. In addition, up to 19 patients may be enrolled in a secondary arm to further characterize the use of the device for destination therapy.

•	Resolution of Valve Supply Constraint with Approvals of SynHall Valve. Beginning in mid-2013, we experienced a significant supply constraint related to the valves, a key component of the SynCardia TAH-t. Since 1984, nearly all of the SynCardia TAH-ts implanted (including predecessors) have used valves known as the Med-Hall Valve, which were previously manufactured and supplied to us by Medtronic Inc., or Medtronic. In 2009, Medtronic notified us that it would cease manufacturing the Med-Hall Valve. Following this decision, we purchased a substantial quantity of Med-Hall Valves, with the expectation that our inventory of valves would be sufficient to support our commercialization efforts until a replacement valve could be developed and approved by the appropriate regulatory authorities. We also began evaluating an alternative Medtronic valve for use in our SynCardia TAH-t. In 2013, Medtronic determined that it would not continue to support the evaluation of this alternative valve for use in the SynCardia TAH-t. Upon learning of Medtronic’s decision in June 2013, we implemented an 18% reduction in headcount, including our entire five-person U.S. sales organization, suspended the training and certification of new medical centers to implant our devices, and reserved our limited inventory of FDA-approved SynCardia TAH-ts to meet the demands of existing customers.

The worldwide inventory of commercially marketable SynCardia TAH-ts had declined to a low of 18 by September 2014. After growing our revenue from $4.2 million (unaudited) in 2009 to $20.6 million in 2013, the reductions in our sales efforts and inventory led to a decline in revenue from $20.6 million in 2013 to $15.4 million in 2014.

To resolve the constraint on our valve supply, in July 2013, we negotiated a license agreement with Medtronic that allows us to make or have made the Med-Hall Valve as a component of the SynCardia TAH-t. We have established a supply chain of third-party manufacturers to supply the Med-Hall Valve components to us. The newly named SynHall Valves use the same design and nearly identical materials and manufacturing processes as the predecessor Medtronic Med-Hall Valves that have been used in nearly all SynCardia TAH-ts implanted since 1984; however, regulatory bodies required us to obtain additional approval for use of the SynCardia TAH-t with the SynHall Valves. We received FDA approval for the SynCardia TAH-t with SynHall Valves in July 2014 and obtained the CE mark in April 2014. Our per-unit cost for a SynCardia TAH-t that incorporates the SynHall Valves is approximately $7,000 higher than a SynCardia TAH-t that incorporated the Med-Hall Valves. We do not anticipate any change in reimbursement for the SynCardia TAH-t resulting from the use of the SynHall Valve, and the higher cost of the SynHall Valve may reduce our gross margin for the SynCardia TAH-t.

Since July 2014, we have produced 158 SynCardia 70cc TAH-ts and 41 SynCardia 50cc TAH-ts and, as of June 30, 2015, 95 SynCardia TAH-ts were available worldwide. The supply of SynCardia TAH-ts remained limited while we increased production during the second half of 2014 and the first half of 2015. We recently attained production levels that are expected to meet projected demand and allow us to establish sufficient worldwide inventory to better support our current SynCardia Certified Centers.

Our Industry

Overview of Heart Failure

The heart has four chambers—two upper chambers called atria and two lower chambers called ventricles. In a healthy person, the left ventricle of the heart pumps oxygenated blood into the aorta, and the blood is then circulated throughout the body until it returns through the venous system to the right side of the heart, which pumps it into the lungs where it is re-oxygenated.

Chronic Heart Failure. In chronic heart failure, degeneration of the heart muscle over time reduces the pumping power of the heart, causing the heart to become too weak to pump blood at a level sufficient to meet the body’s demands. Vital organs like the kidneys, liver and brain are starved of the oxygen and nutrients needed to function properly. Conditions leading to chronic heart failure include high blood pressure, coronary artery disease, faulty heart valves, and cardiomyopathy, which is a disease of the heart muscle itself. Many patients can remain stable for years with drug therapy, but in many cases the heart eventually succumbs to this strain and fails.

Acute Heart Failure. Acute heart failure occurs when there is rapid onset, with sudden damage to the heart that results in a need for urgent therapy. Causes of acute heart failure include acute myocardial infarction (heart attack), severe irregular heartbeats (arrhythmias), failure of a heart transplant or mechanical circulatory support, or MCS, device, infections, blood clots in the lungs, viruses that damage the heart or allergic reactions. These acute events can also be triggered by an underlying chronic heart condition.

Doctors usually classify patients’ heart failure according to the severity of their symptoms. The most commonly used classification system, the New York Heart Association, or NYHA, Functional Classification, places patients in one of four categories based on how much they are limited during physical activity. Classes I and II include patients with mild heart failure. Classes III and IV include patients with moderate and severe heart failure, respectively. Under Class IV heart failure, a patient may be exhausted, short of breath or fatigued even when sitting still or lying down in bed.

Left, Right and Biventricular Heart Failure

The left ventricle supplies most of the heart’s pumping power and is essential for normal function. If the left ventricle is not working properly, oxygenated blood is not fully cleared from the lungs, and the blood is not circulated effectively. In left ventricular heart failure, the left ventricle typically compensates by working harder in an effort to supply adequate blood flow into the aorta. The increased effort generally results in dilation or enlargement of the ventricle, rather than increased blood flow. This dilation then makes it harder for the heart to contract effectively, which results in even lower blood flow, increased effort and further dilation of the ventricle. This progressive, degenerative process generally continues until the patient becomes debilitated and eventually dies from inadequate clearing of the lungs and inadequate flow of oxygenated blood throughout the body.

Right ventricular heart failure usually occurs as a result of left ventricular heart failure. When the left ventricle fails, increased fluid pressure is, in effect, transferred back through the lungs, ultimately damaging the heart’s right side. When the right side loses pumping power, blood backs up in the body’s veins. This usually causes swelling in the legs and ankles.

Biventricular heart failure is the condition in which both sides of the heart are affected by heart failure.

Heart Failure Treatment Options

There is a continuum of treatment options for heart failure patients, with more limited therapies for patients with severe, end-stage heart failure. Treatment of heart failure has evolved significantly over the years. Historically, patients who failed drug therapy had no other option beyond heart transplantation, which became widely adopted in the early 1980s. Since the early 2000s, a new category of therapy known as mechanical circulatory support, or MCS, devices began to be widely used. MCS devices are typically used after ineffective drug therapy as a long-term bridge to heart transplantation, or, in limited circumstances, recovery. Heart failure treatment for patients failing drug therapy has shifted over time. In the 1980s, transplants were the first choice in treatment and devices were rarely used, whereas today, MCS devices are often the first step in the treatment paradigm to enhance or maintain patients’ health while they await a transplant.

•	Drug Therapy. Drug therapies remain the first and most widely used approach for treatment of earlier stage heart failure. Pharmacologic management of heart failure focuses primarily on improving the overall pump function of the heart while slowing the rate of heart failure progression. These drug therapies include angiotensin-converting enzyme (ACE) inhibitors, anti-coagulants and beta-blockers, which facilitate blood flow, thin the blood or help the heart work in a more efficient manner. For later stage patients, general patient experience suggests that the increase in patient survival rates using drug therapy is limited and that optimal drug therapy has not been demonstrated to stop or reverse the progression of heart failure.

•	Heart Transplantation. Despite attempts to manage heart failure through drug therapy, the only curative treatment for late stages of the disease is heart transplantation. Heart transplantation is an effective and accepted surgical procedure that can result in end-stage heart failure patients resuming relatively normal lives for a period usually expected to be 10 years or longer. However, the number of donor hearts available each year has remained flat over the last 20 years and can meet the needs of only a small number of patients who could benefit from transplantation.

According to the International Society for Heart and Lung Transplantation, only approximately 4,000 donor hearts become available each year worldwide. The Organ Procurement and Transplantation Network reported that 2,655 hearts were transplanted in the United States during 2014, the most recent period for which data are available. As of March 2015, approximately 4,100 patients were on the U.S. national transplant waiting list, and we believe a comparable number of patients are currently waiting in Europe. In addition to availability of donor hearts, waiting times are also influenced by the constraints that the blood type of the donor and size must be compatible with the recipient to reduce the chance that the body will reject the transplant.

In the United States, the median wait time for a donor heart is approximately nine months, with 6% of patients waiting over five years. In Europe, the median wait time for a donor heart is approximately 14 months. Many patients die before ever receiving a transplant. In the United States, according to the Organ Procurement and Transplantation Network, as of August 7, 2015, approximately 47% of the people on the waiting list for a heart transplant had been waiting one year or more. In Europe, according to the Eurotransplant International Foundation, 58% of people listed for a donor heart had been waiting for a year or more, and 38% had been waiting for two years or more. Accordingly, a majority of patients could benefit greatly from a bridge to transplantation.

•	Mechanical Circulatory Support (MCS) Devices.

•	Left Ventricular Assist Devices (LVADs). Surgically-implanted ventricular assist devices, or VADs, represent a method of providing MCS for patients not expected to survive until a donor heart becomes available for transplant or for whom transplantation is otherwise contraindicated. VADs are attached to the patient’s heart and vessels to augment cardiac output. Left ventricular assist devices, or LVADs, are most commonly used, but when pulmonary arterial resistance is high, right ventricular assistance may become necessary. LVADs are normally used as a bridge to transplantation. However, LVADs are sometimes used as destination therapy for patients that are not transplant eligible and sometimes as a bridge to recovery.

LVADs have several shortcomings. While LVADs may slow the progression of heart failure, they do not stop it. In many cases, implanting an LVAD either reveals or exacerbates right ventricular heart failure. Late stage right ventricular heart failure leading to biventricular heart failure is a common diagnosis requiring the use of a total artificial heart, or TAH, as a bridge to transplantation. LVADs do not address all of the patient’s problems, potentially requiring additional procedures or devices to address valve issues and/or electrical problems. LVADs may require the use of multiple drugs following implantation, including blood pressure and anti-coagulation medications.

Initial LVADs were pulsatile, mimicking the action of a beating heart, while more recent devices utilize a pump that provides continuous flow. Continuous-flow LVADs were developed in an effort to miniaturize the devices, but have the drawback of higher incidence of gastrointestinal bleeding, stroke and pump thrombus, or clotting. Moreover, smaller, continuous-flow LVADs are high-speed with significant spinning rotors. A typical continuous-flow LVAD runs between 8,000 and 12,000 revolutions per minute, often affecting the integrity of the blood cells, compared to the 125 beats per minute of the SynCardia TAH-t.

LVADs may also contribute to higher incidence of aortic stenosis, a condition involving the narrowing of the heart’s aortic valve resulting in obstructed blood flow from the heart into the aorta and onward to the rest of the body. In addition, LVAD patients may experience cardio-renal syndrome, a complex interaction between the failing heart and kidneys, which is often difficult to treat and may result in higher mortality after LVAD implant.

•	Biventricular Assist Devices (BiVADs). VADs that are designed to assist both the right and left ventricles are known as biventricular assist devices, or BiVADs. BiVADs are composed of two pumps, each supporting one ventricle. Unlike the SynCardia TAH-t, BiVADs are typically not implantable devices; most BiVADs remain outside the patient’s body. The only FDA-approved BiVADs currently on the market are manufactured by Thoratec Corporation. The BiVAD market has contracted from $30 million in 2010 to $9 million in 2014. We believe this contraction of the BiVAD market is due in part to the uptake of the SynCardia TAH-t.

•	Use of Dual LVADs for Biventricular Heart Failure. Certain hospitals and physicians have used two LVADs to provide fully implanted biventricular assistance to patients. This practice is not currently approved by the FDA or reimbursed by CMS. There are limited clinical data available to support its safety and efficacy because it has never been part of an FDA-approved clinical trial. To our knowledge, insurance companies in the United States generally will not provide reimbursement for procedures involving the use of dual LVADs for biventricular heart failure. This lack of assured reimbursement combined with the fact that the procedure involves the cost of two MCS devices rather than one makes the use of dual LVADs among the most expensive options to treat biventricular heart failure.

•	Total Artificial Hearts (TAHs). TAHs are currently intended as a bridge to transplantation and potentially in the future as destination therapy for patients suffering from irreversible biventricular heart failure. In contrast to BiVADs that provide biventricular support for the patient’s failing heart, which is left intact, TAHs provide biventricular replacement, allowing the failing heart to be removed. Similar to a heart transplant, TAHs replace both failing heart ventricles and the four native heart valves. By replacing the failing heart, TAHs also eliminate the following native heart complications:

•	ventricular dysfunction and failure;

•	malfunctioning or diseased heart valves; and

•	arrhythmias and other electrical problems requiring pacemakers or defibrillators.

On the continuum of MCS treatment options, it is often unclear where LVAD therapy ends and TAH therapy begins. However, there are certain situations where LVADs are contraindicated or patients are too sick for an LVAD. In the absence of a locally available TAH, many of the sickest patients are simply referred to hospice care, end-of-life care to make the patient comfortable while awaiting death.

The Market Opportunity for the Total Artificial Heart

The American Heart Association estimates that heart failure affects over 5.7 million people in the United States, while the European Society of Cardiology reports that at least 10 million people are affected in European countries. According to the Heart Failure Society of America, there are an estimated 400,000 to 700,000 new cases of heart failure diagnosed each year. The number of deaths in the United States from this condition has more than doubled since 1979, averaging 250,000 annually. According to a study published by the American Heart Association in April 2013, the prevalence of heart failure in the United States is expected to grow 23% between 2012 and 2030.

The SynCardia TAH-t is intended for patients suffering from end-stage heart failure. Of the estimated 5.7 million patients with heart failure in the United States, approximately 570,000 are estimated to have late- to end-stage heart failure.

We believe that the SynCardia TAH-t is a complementary treatment alternative to LVADs on the continuum of care, with three principal market opportunities:

•	“Safety Net” for LVADs. Studies and professional papers have documented that right ventricular dysfunction or failure is revealed or develops in 20-50% of patients who receive an LVAD. In clinical studies, 19% of patients developed right heart failure during the PMA approval trial of the Thoratec HeartMate II, and 20% of patients developed right heart failure requiring either a right ventricular assist device or inotropic support in the ADVANCE clinical study for the HeartWare HVAD. Furthermore, a professional paper suggests that 39% of patients with chronic congestive heart failure who received an LVAD had subsequent right heart failure.

•	“Safety Net” for Heart Transplants. Following a failed heart transplant, patients are not immediately given a second donor heart, even if one is available, because of the need for time to rehabilitate the vital organs and the potential for rejection of the second donor heart. The SynCardia TAH-t can be used to help bridge these patients to a second transplant, stabilizing the patients and normalizing medication therapy.

•	Conditions Not Well Treated by or Contraindicated for LVADs. The SynCardia TAH-t has been used for several clinical conditions that have the potential to result in biventricular heart failure and may not be well treated by, or are contraindicated for, LVAD implantation. These conditions include:

•	acute myocardial infarctions (AMI);

•	severe arrhythmias;

•	refractory cardiogenic shock (shock that does not resolve);

•	pediatric and adult congenital conditions;

•	AMI-induced ventricular septal defect;

•	valvular cardiomyopathy (dysfunctional heart valves); and

•	right heart failure.

Prior to 2010, a large majority of our patients suffered from chronic heart failure with the minority being acute or congenital heart failure. With increased awareness of the potential utility of the SynCardia TAH-t for acute and congenital conditions, the mix between chronic and acute or congenital heart failure patients has become much more balanced.

The SynCardia TAH-t is not intended as a surgical alternative for heart-transplant-eligible patients. Rather, it has been approved for use as a “bridge to transplant” for transplant eligible patients. As such, it is indicated as a life-prolonging device for patients who, though medically eligible for a heart transplant, cannot immediately undergo a heart-transplant procedure because a suitable heart is not available for transplant or because of other reasons. We are also developing the SynCardia TAH-t for use as “destination therapy” by patients who, for medical reasons, are not eligible for a heart transplant.

Our Solution

Our SynCardia TAH-t is an implantable system designed to assume the full function of a failed human heart in patients suffering from advanced heart failure. The SynCardia TAH-t is the only TAH that is commercially available in the United States, European Union and Canada for use as a bridge to heart transplantation. As a TAH, the device replaces the functionality of both the left and right ventricles of the heart as well as all four heart valves. In combination with an external pneumatic driver that delivers precisely calibrated pulses of air, the SynCardia TAH-t provides blood flow of up to 9.5 liters per minute through each ventricle, lowering central venous pressure and promoting the recovery of other vital organs. As of June 30, 2015, over 1,470 SynCardia TAH-ts (including predecessors) had been implanted across 120 medical centers globally. The youngest patient to receive a SynCardia TAH-t was nine years old and the oldest patient was 76 years old. The longest a patient has been supported with the SynCardia TAH-t is 1,473 days (just over four years) prior to receiving a successful heart transplant, with the average time being 144 days.

We have developed the Freedom Portable Driver, which is designed for in-hospital or out-of-hospital use by SynCardia TAH-t patients following an initial period in the hospital with our Companion 2 Driver System or Big Blue driver. The Freedom Portable Driver weighs approximately 13.5 pounds and is designed to be worn by the patient in a backpack or shoulder bag. Because of the shortage of and increasing demand for donor hearts, patients listed for a heart transplant often wait months and sometimes years before a matching donor heart is found. Prior to the development of the Freedom Portable Driver, SynCardia TAH-t patients were confined to the hospital, which can be emotionally, physically and financially draining for the patients, their families and the hospital. We believe the Freedom Portable Driver provides patients with both a quality of life enhancement and the ability to lead a healthier lifestyle, which should improve the odds of a successful, subsequent heart transplant. For patients who have transitioned from our hospital drivers to the Freedom Portable Driver and have been discharged, data collected from our IDE clinical trial, spanning from May 2010 to June 2014, indicated a bridge-to-transplant rate of 88%, higher than the 79% bridge-to-transplant rate for the population in our PMA pivotal clinical study for the SynCardia TAH-t, which was initiated in 1993 and concluded enrollment in 2002. We received PMA approval for the Freedom Portable Driver in June 2014. We obtained the CE mark for the Freedom Portable Driver in March 2010. With the prospects of a commercially available Freedom Portable Driver and the resulting ability to discharge patients from the hospital after surgery, we anticipate that U.S. hospitals will be reimbursed for both the SynCardia TAH-t implant and the subsequent heart transplant. In addition, we believe that discharging stable patients will eliminate the financial risk that a hospital assumes by having to keep a SynCardia TAH-t patient in the hospital until a matching donor heart becomes available.

We have developed a smaller SynCardia 50cc TAH-t to address the unmet need for an artificial heart that can be used in patients of smaller stature, including women and adolescents. To date, these patients have not had adequate medical options for treatment of end-stage heart failure, and many patients were ineligible for the SynCardia TAH-t because their chest sizes were too small for proper placement of the SynCardia 70cc TAH-t. In March 2015, we received Investigational Device Exemption, or IDE, approval from the FDA to conduct a clinical study of the SynCardia 50cc TAH-t as a bridge to transplantation with a pediatric arm of 10 patients and an adult arm of 10 patients. An additional 10 patients may be enrolled in a secondary arm to further characterize the use of the device. This approval was expanded to the full protocol-specified enrollment goal of 24 pediatric and 24 adult patients (along with up to 24 patients of any age in a secondary arm) upon the FDA’s July 15, 2015 approval of additional reliability data. We obtained the CE mark for the SynCardia 50cc TAH-t in December 2014.

We intend to file for FDA approval of an HDE for the 50cc TAH-t for pediatric bridge to transplantation. If approved, the HDE would allow up to 4,000 pediatric patients per year to receive the device as a bridge to transplantation prior to full FDA approval. For the adult population, we intend to file for approval of a PMA for the SynCardia 50cc TAH-t for bridge to transplantation.

The SynCardia TAH-t has the following features and benefits to patients:

•	Rapid Recovery of the Sickest Patients. According to data from the Interagency Registry for Mechanically Assisted Circulatory Support, or Intermacs, 90% of patients who have received the SynCardia TAH-t were in the two sickest Intermacs Patient Profile Classifications prior to implant. In contrast, 73% of LVAD and BiVAD patients were in the two sickest classifications. Despite being biased towards sicker classifications, the SynCardia TAH-t survival rate at one year was comparable to that of less sick LVAD patients (75% for TAH-t and 82% for LVAD) transplanted or alive-on-device— and surpassed a transplanted or alive-on-device rate of 63% for BiVAD patients.

•	High Bridge-to-Transplant Rates. In our PMA pivotal clinical study, the results of which were published in an article, co-authored by one of our directors, in The New England Journal of Medicine in August 2004, the rate of survival to transplantation for the SynCardia TAH-t patients was 79%, the highest reported bridge-to-transplant rate of any MCS device. The one-year survival rate of patients who received the SynCardia TAH-t was 70%.

•	Lowers Central Venous Pressure and Facilitates End Organ Recovery. The SynCardia 70cc TAH-t provides immediate, safe blood flow of up to 9.5 liters per minute through both ventricles, which lowers central venous pressure and promotes recovery of other vital organs. Within two weeks of the SynCardia TAH-t implant, liver function for most patients in our PMA pivotal clinical study had returned to normal and kidney function had improved significantly, trending to normal. The graphs below are from the FDA Summary of Safety and Effectiveness for the SynCardia TAH-t, illustrating kidney and liver function trends from our PMA pivotal clinical study.

Kidney Function	Liver Function

•	Improves Hemodynamic Status. Prior to implant, patients implanted with the SynCardia TAH-t had a baseline cardiac index of less than 2 liters per minute per square meter of body surface area (L/min/m2), which is considered critical cardiogenic shock. Cardiac index is defined as blood pumping volume in relation to patient body size. In our PMA pivotal clinical study, following implantation of the SynCardia TAH-t, the patient’s hemodynamic status improved immediately with a sustained increase in the cardiac index to an average of 3 L/min/m2, which is a normal cardiac index.

•	Improves Patient Ambulation. Approximately 65% of the SynCardia TAH-t patients in our PMA pivotal clinical study were out of bed by the fifth day after implant, with 75% out of bed at one week. Two weeks after implant, 60% of patients were walking more than 100 feet. The following statistics are from the FDA Summary of Safety and Effectiveness for the SynCardia TAH-t, reflecting our pivotal clinical study data.

Able To Get Out Of Bed	Able To Walk > 100 Ft

•	Replacing Ventricles Eliminates Native Heart Problems. By replacing both native heart ventricles, the SynCardia TAH-t also eliminates the following native heart problems:

•	Failing Ventricles. Replacing both native heart ventricles eliminates the need for inotropes and/or implantation of a VAD.

•	Malfunctioning or Diseased Heart Valves. By implanting the SynCardia TAH-t, patients receive four new heart valves in the device, which have never been reported to fail, eliminating the need for open heart surgery to repair or replace malfunctioning native heart valves.

•	Arrhythmias and Other Electrical Problems. The SynCardia TAH-t eliminates electrical problems, including the need for a pacemaker and/or defibrillator because it is powered by precisely calibrated pulses of air.

•	Physiologically Responsive Design with Blood Flow Based on Activity Level. The partial fill/full eject design of the SynCardia TAH-t allows the patient’s body to determine the rate of blood flow based on activity level. The two artificial ventricles partially fill and then fully eject the amount of blood returned to the heart by the body. During exercise, increased muscle and body movement causes more blood to enter the ventricles. At these times, the ventricles can fill with up to 30% more blood than when the patient is at rest. There is no need to adjust the heart rate because the body determines the amount of blood the SynCardia TAH-t pumps.

•	Ability to “Set it and Forget it.” Patients implanted with the SynCardia TAH-t tend to stabilize quickly. Once the left and right drive pressures are set, little other patient management is required, thus freeing up hospital personnel to focus on other patients. Unlike LVADs, the SynCardia TAH-t typically does not require the use of post-implantation medications (other than anti-hypertensives and diuretics) or certain other medical devices for monitoring or support. Physicians have coined the phrase that the SynCardia TAH-t is the “set it and forget it” device.

•	30 Years of Proven Reliability. The SynCardia TAH-t has few moving parts and no electronics inside the body. Each ventricle has an inflow valve, an outflow valve and a diaphragm. Since its first use in 1982, the valves in the SynCardia TAH-t have never been reported to fail. The diaphragm has a failure rate of less than 1% over more than 1,400 implants (2,800 diaphragms). Because of its design, the SynCardia TAH-t does not require sensors, motors or electronics of any type inside the body. There is never a need to re-operate to repair faulty electronics. The only electronics needed are located outside the body in the pneumatic driver, which powers the SynCardia TAH-t and monitors blood flow.

•	Immediately Available. Unlike a donor heart for a transplant, where approximately half of the patients need to wait for over a year for a heart to become available, the SynCardia TAH-t can be immediately available at SynCardia Certified Centers.

•	Strong Safety Profile. End-stage biventricular heart failure has a profound effect on the entire body and all the vital organs. Replacing the diseased heart with the SynCardia TAH-t removes the source of the poor cardiac output and supplies the essential blood flow to the rest of the body, allowing end organ perfusion and the best possibility for recovery. The pulsatile SynCardia TAH-t pumps blood in a similar fashion to a natural heart.

•	No Surgical Device Pocket. The SynCardia TAH-t does not require a surgical pocket for implantation because it occupies the space of the removed failing ventricles. The surgical pocket is a common site of origin for infection with certain LVADs.

•	Short Blood Path. The blood flow path with the SynCardia TAH-t is the same as that of the human heart, on average less than 20 centimeters. We believe this is important because the greater the blood surface contact area, the greater the potential for platelet activation, which leads to either thrombus or bleeding.

•	Pulsatile Pumping Action. The SynCardia TAH-t is pulsatile, mimicking the action of a human beating heart. In contrast, currently available LVADs are continuous-flow. Continuous-flow LVADs were developed in an effort to miniaturize the devices, but have the drawback of higher incidence of gastrointestinal bleeding, stroke and pump thrombus.

Business Strategy

Our goal is to significantly expand and further penetrate the MCS market and become the leading provider of TAHs. We intend to accomplish this by pursuing the following business strategies:

•	Advance our platform of innovative products to address the unmet needs of a broad spectrum of patients who could benefit from heart replacement. Currently, the SynCardia 70cc TAH-t is approved for bridge to transplantation and is used in patients that have had an LVAD failure, transplant failure or have indications not well treated by or contraindicated for LVADs. We intend to expand our addressable market by treating smaller stature patients with the SynCardia 50cc TAH-t and using the SynCardia TAH-t for destination therapy, in each case following receipt of regulatory approval, and expanding into patients beyond congestive heart failure. We intend to accomplish this through our various clinical studies for the SynCardia 70cc TAH-t, SynCardia 50cc TAH-t and various post-approval studies.

•	Expand our sales and marketing infrastructure to drive adoption of our products globally. Our U.S. sales force is currently comprised of four sales professionals and we currently utilize a network of independent distributors and consultants for sales outside of the United States. We intend to recruit and train experienced cardiovascular sales specialists to sell the SynCardia TAH-t and to recruit new medical centers to become SynCardia Certified Centers.

Additionally, we intend to expand our geographic reach by expanding beyond the United States and Europe. We anticipate a small specialty sales force outside of the U.S. and the appropriate number of distributors to call on approximately 500 medical centers around the world. We also have two sales and clinical consultants based in Germany who cover Europe and the Middle East. We expect to increase our sales force and clinical support staff as we expand our international operations.

•	Promote awareness of our products to consumers, their caregivers and healthcare providers. As our products reach various regulatory milestones it will be important for us to communicate the benefits of the SynCardia TAH-t which will include improved survival and quality of life. We intend to do this by working with key opinion leaders, cardiac surgeons, cardiologists and transplant personnel. We also intend to promote the SynCardia TAH-t by sponsoring presentations at key conferences and publishing the results of our studies in peer-reviewed medical journals.

•	Continue to improve on margins and supply chain for overall efficiencies. We believe that we have an opportunity to improve our operations and to ultimately attain profitability. We believe we will be able to achieve this by investing in inventory, investing in research and development to improve service cycles for our drivers and continuing to leverage our manufacturing operations to achieve cost and production efficiencies.

•	Obtain temporary and permanent reimbursement code for the SynCardia TAH-t. Hospitals currently receive reimbursement for Medicare patients for the SynCardia TAH-t through participation in our various clinical studies. We intend to apply for appropriate temporary and permanent codes as well as advocate for CMS payment without the requirement that the patient be a participant in a study.

•	Continue to invest in research and development. We intend to continue to invest in research and development to improve our current product offering. Our near-term initiative includes improving our Freedom Portable Driver by improving durability, reducing noise and weight and enabling remote monitoring.

Products

Total Artificial Hearts
SynCardia 70cc TAH-t	U.S. Status	European Status
Bridge-to-transplant	PMA Approval (Med-Hall Valve) – October 2004	Initial CE mark (Med-Hall Valve) – September 1998

Bridge-to-transplant	PMA Approval (SynHall Valve) – July 2014	CE mark (SynHall Valve) – April 2014

Destination Therapy	HUD – approved March 2012 IDE – approved December 2014

SynCardia 50cc TAH-t	U.S. Status	European Status

Bridge-to-transplant	IDE – filed December 2014 (Pediatric arm) IDE – approved March 2015	CE mark – December 2014

Drivers
Name	Site of Use	Weight	Approximate # in Field as of 6/30/15	U.S. Status	European Status
Big Blue Driver	Hospital	416 lbs.	20	PMA Approval Oct. 2004	CE mark September 1998

Companion 2 Driver System	Hospital	Driver – 57lbs. Cart – 185lbs. Caddy – 15lbs.	160	PMA Approval May 2012	CE mark July 2011

Freedom Portable Driver	Home or Hospital	13.5 lbs.	166	PMA Approval June 2014	CE mark March 2010

The SynCardia Temporary Total Artificial Heart

The SynCardia TAH-t is an implantable system designed to assume the full function of a failed human heart. Similar to a heart transplant, the SynCardia TAH-t replaces both failing ventricles and the four native heart valves. The atria, aorta and pulmonary artery remain intact. The SynCardia TAH-t is implanted very similarly to a human heart transplant and attaches to the inflow of the heart, the atria, by way of a biocompatible fabric and plastic connector. The outflow of the SynCardia TAH-t is attached via two grafts that are sewn to the aorta and pulmonary artery. These connectors, also called “quick connectors,” are then securely snapped onto the artificial heart. The SynCardia TAH-t is driven pneumatically, using air pressure and vacuum, by an external power source, which we call a driver. The driver powers the SynCardia TAH-t and monitors blood flow and is connected outside the body to tubes that lead to the SynCardia TAH-t. The blood flow path with the SynCardia TAH-t is the same as the native heart, on average less than 20 centimeters. We believe this is important because the greater the blood surface contact area, the greater the potential for platelet activation, which may lead to either thrombus or bleeding. The SynCardia TAH-t is pulsatile, mimicking the action of a beating heart.

Inside each ventricle of the SynCardia TAH-t is a flexible diaphragm responsible for pumping blood. Vacuum supplied by the pneumatic driver pulls the diaphragm down to allow blood to enter the ventricle. A precisely calibrated pulse of pressurized air then expands the diaphragm and pushes blood on the other side of the diaphragm out of the SynCardia TAH-t and into the aorta.

The partial fill/full eject design of the SynCardia TAH-t allows the patient’s body to adjust the rate of blood flow based on activity level. The two ventricles partially fill and then fully eject the amount of blood returned to the heart by the body. During exercise, increased muscle and body movement causes more blood to enter the ventricles. At these times, the ventricles can fill with up to 30% more blood than when the patient is at rest. There is no need to adjust the heart rate because the body determines the amount of blood the SynCardia TAH-t pumps.

The SynCardia 70cc TAH-t, which weighs only 160 grams, has few moving parts and no electronics inside the body. Each ventricle has an inflow valve, an outflow valve and a diaphragm. Since its first use in 1982, the valves in the SynCardia TAH-t have never been reported to fail. The diaphragm has a failure rate of less than 1% over more than 1,400 implants (2,800 diaphragms). The SynCardia TAH-t is designed to never require surgery to repair faulty electronics, sensors or motors as they are all located outside the body in the driver.

The implantation procedure for the SynCardia TAH-t takes approximately the same time as a transplant and is performed by a cardiac surgeon. Unlike some LVADs, which require the creation of a surgical pocket for implantation, the SynCardia TAH-t does not require a surgical pocket because it occupies the space of the removed failing ventricles.

We have developed two sizes of the SynCardia TAH-t— our currently commercialized 70cc size and a newer 50cc size, for which we have obtained a CE mark and are in the process of applying for regulatory approval in the U.S. The 70cc size can pump up to 9.5 liters of blood per minute, while the 50cc size can pump up to 6.5 liters of blood per minute. Both sizes are intended for use as a bridge to transplantation in cardiac transplant-eligible candidates at risk of imminent death from biventricular heart failure. We also intend to seek approval for both sizes for destination therapy.

•	SynCardia 70cc TAH-t. The SynCardia 70cc TAH-t fits a majority of men and some women. The product is designed for use in patients with a Body Surface Area, or BSA, of 1.7m2 or greater. We received PMA approval from the FDA for the SynCardia 70cc TAH-t in October 2004 and we initially obtained the CE mark in 1998. The vast majority of implants to date are with the SynCardia 70cc TAH-t model.

The FDA approved an HUD for the SynCardia 70cc TAH-t in March 2012 to be used for destination therapy. In September 2014, we filed an IDE application with the FDA for a clinical study for use of the SynCardia 70cc TAH-t for destination therapy, for which we received approval in December 2014.

•	SynCardia 50cc TAH-t. The current 70cc size of the SynCardia TAH-t is too large to be implanted in most women, adolescents and people of smaller physical stature. This has left a large number of patients ineligible for a SynCardia TAH-t. The SynCardia 50cc TAH-t is designed for use in patients of smaller stature, including women and adolescents, who have a BSA between 1.2 and 1.79m². To date, these patients have not had adequate medical options for treatment of end-stage heart failure, and many patients were ineligible for the SynCardia TAH-t because their chest sizes were too small for proper placement of the SynCardia 70cc TAH-t. We believe that providing a new medical option for this underserved patient population has the potential to increase our total addressable market opportunity. A number of pediatric centers worldwide have contacted us regarding the availability of the SynCardia 50cc TAH-t, especially for individuals suffering from congenital heart defects, who often die before the age of 18. In addition, only 12% of our artificial hearts have been implanted in women patients, while women represent 24% of patients on the heart transplant wait list, suggesting an additional unmet need.

In March 2015, we received Investigational Device Exemption, or IDE, approval from the FDA to conduct a clinical study of the SynCardia 50cc TAH-t as a bridge to transplantation with a pediatric arm of 10 patients and an adult arm of 10 patients. An additional 10 patients may be enrolled in a secondary arm to further characterize the use of the device. This approval was expanded to the full protocol-specified enrollment goal of 24 pediatric and 24 adult patients (along with up to 24 patients of any age in a secondary arm) upon the FDA’s July 15, 2015 approval of additional reliability data. We obtained the CE mark for the SynCardia 50cc TAH-t in December 2014.

We intend to file for FDA approval of an HDE for the SynCardia 50cc TAH-t for pediatric bridge to transplantation. If approved, the HDE would allow up to 4,000 pediatric patients per year to receive the device as a bridge to transplantation. For the adult population, we intend to file for approval of a PMA for the SynCardia 50cc TAH-t for bridge to transplantation.

As of June 30, 2015, 10 patients have been implanted with a SynCardia 50cc TAH-t globally.

Drivers

The SynCardia TAH-t is powered externally by pneumatic drivers that deliver precisely calibrated pulses of air and vacuum and monitor blood flow. Our first two driver designs, the Big Blue and Companion 2 Driver System drivers, are used in the hospital. The Freedom Portable Driver is intended for in-hospital or out-of-hospital use in stable patients after a transition from a hospital-based driver.

•	“Big Blue” Driver. The original driver for the SynCardia TAH-t, developed by our predecessor company in the 1980s, is a bulky 416-pound driver nicknamed “Big Blue” because of its large size and the blue color of its exterior. In October 2004, we received PMA approval by the FDA for the SynCardia TAH-t system using the Big Blue driver in the hospital setting. We initially obtained the CE mark for the SynCardia TAH-t system using the Big Blue driver in 1998.

Having no compressors of its own, the Big Blue driver takes compressed air from the hospital’s internal air system and modulates it to power the SynCardia TAH-t. To allow for mobility, there are two air tanks contained within Big Blue to allow for a one-hour excursion from the hospital’s internal air system. There are only 37 Big Blue drivers worldwide. The Big Blue drivers were built by our predecessor Symbion, Inc. during the early days of the TAH. Given the lengthy nine-year duration of the initial PMA pivotal clinical study for the TAH, additional investment without FDA approval was very difficult to obtain. Following FDA approval in 2004, the technology underlying the TAH was transferred first to the University of Utah and then to the University of Arizona, each a not-for-profit entity with limited funding for capital expenditures and research and development.

Following our commencement of operations in 2002, management began developing a replacement for the Big Blue driver, a project which continued over 10 years and required over $35 million in investment, culminating with obtaining the CE mark for the Companion 2 Driver System driver in 2011 and FDA approval in 2012. During this time frame, the fixed supply of 37 Big Blue drivers effectively imposed a ceiling on SynCardia TAH-t sales. Big Blue is still in use today, but we expect it to be retired within 24 months after the offering following the manufacturing of additional Companion 2 Driver Systems, which we intend to fund with the proceeds from this offering.

•	Companion 2 Driver System. Our second generation driver, the Companion 2 Driver System, is designed to support patients in the hospital after implantation of the SynCardia TAH-t and until they are stabilized. In May 2012, we received PMA approval by the FDA for the Companion 2 Driver System for use with the SynCardia TAH-t in the hospital setting. We obtained the CE mark for the Companion 2 Driver System in July 2011.

The Companion 2 Driver System is a mobile, 57-pound driver. For the operating room and initial stages of patient recovery, the Companion 2 Driver System is docked in the 185-pound cart, which features sturdy support handles and locking casters to provide robust, reliable support. Once the patient is out of bed and ambulatory, the Companion 2 Driver System can be docked in the 15-pound caddy to provide the patient with greater mobility in the hospital. The caddy supports patient recovery by making it easier for patients to move and exercise, which helps them to rebuild their strength and improve their health.

The Companion 2 Driver System provides pneumatic pressure for the SynCardia TAH-t using one of two air sources. The primary source is the hospital’s internal air system, which provides quieter operation. The secondary source consists of two internal compressors to allow patient mobility away from the hospital’s internal air system. The Companion 2 Driver System also supplies independent vacuum for the left and right ventricles to provide optimum performance for each patient based on their individual needs. The Companion 2 Driver System user interface features a full-color touch screen that displays alarm and power status, and on-screen adjustable parameters including pressure, flow and cardiac output.

The Companion 2 Driver System was developed to expand our treatment capacity and to eventually replace our limited fleet of 37 Big Blue drivers. However, following PMA approval of the Companion 2 Driver System, we experienced various supply issues with cables, casings and batteries which limited our scale-up of Companion 2 Driver System manufacturing. These issues have only recently been resolved and we have received the necessary regulatory approvals for all of these changes. As of June 30, 2015, we had approximately 160 Companion 2 Driver Systems in the field. With the proceeds from this offering, we intend to build approximately 60 additional Companion 2 Driver Systems.

Initial analysis of incomplete data from the post approval study of the Companion 2 Driver System, which was reported to the FDA in June 2014, led to the FDA’s release, in June 2015, of a letter to transplant surgeons and cardiologists regarding initial data suggesting that patients requiring pre-implant circulatory rescue interventions (such as intra-aortic balloon pump or extracorporeal membrane oxygenation) had a higher mortality rate when using the Companion 2 Driver System as compared to Big Blue. However, subsequent reports submitted to the FDA show that the outcomes reported in the initial analysis were premature and the current data show no statistically significant difference between the Companion 2 Driver System and Big Blue performance.

•	Freedom Portable Driver. The Freedom Portable Driver is designed for in-hospital or out-of-hospital use in stable patients implanted with the SynCardia TAH-t following an initial period in the hospital with the Companion 2 Driver System or Big Blue driver. With the Freedom Portable Driver, patients can leave the hospital to wait for a matching donor heart at home as soon as they become stable and meet discharge criteria.

The Freedom Portable Driver is light and wearable, weighing approximately 13.5 pounds and designed to be carried by the patient in a backpack or shoulder bag. The Freedom Portable Driver is powered by two lithium-ion batteries that are recharged using a standard electrical outlet or the cigarette lighter adaptor in a car. This allows patients to recharge their batteries while traveling and while they are sleeping.

With availability of the Freedom Portable Driver, we anticipate that discharging stable patients will:

•	provide patients with both a quality of life enhancement and the ability to lead a healthier lifestyle with a more rigorous exercise regimen which should improve odds of a successful ultimate heart transplant;

•	eliminate the financial risk that a hospital assumes by having to keep a SynCardia TAH-t patient in the hospital until a matching donor heart becomes unavailable;

•	reduce costs for the discharge portion of patient care; and

•	allow U.S. hospitals to be reimbursed for both the SynCardia TAH-t implant and the subsequent heart transplant.

The IDE clinical study for the Freedom Portable Driver was approved by the FDA for initiation in March 2010. The Freedom Portable Driver IDE study was designed to demonstrate that the Freedom Portable Driver is a suitable driver for stable SynCardia TAH-t patients and can be safely used at home or elsewhere outside of hospital. The trial was designed to enroll 60 patients at up to 40 institutions in the IDE Phase and was extended to enroll an additional 30 patients under the Continued Access Policy Phase, for a total of up to 90 patients. As of July 31, 2014, 96 SynCardia TAH-t patients have been enrolled in the clinical study (with an additional 10 supported by the Freedom Portable Driver under Compassionate Use approvals). Of the 106 patients, 73 enrolled subjects and seven compassionate use patients have been discharged from the hospital using the Freedom Portable Driver. To achieve the study goals, a minimum of 30 discharged patients was desired. The study endpoints were heart transplantation prior to a 90-day endpoint, 90 days of the Freedom Portable Driver support in the hospital, 90 days of Freedom Portable Driver support post-initial discharge, death or withdrawal from the study, whichever occurred first.

We completed enrollment in the IDE study in April 2012 and received PMA approval for the Freedom Portable Driver in June 2014. We obtained the CE mark for the Freedom Portable Driver in March 2010. In May 2010, the first SynCardia TAH-t patient enrolled in the IDE study was also the first patient discharged with the Freedom Portable Driver, after spending more than 600 days confined to the hospital with the Big Blue driver. As of June 30, 2015, we had approximately 166 Freedom Portable Drivers in the field. With the proceeds from this offering, we intend to build approximately 73 additional Freedom Portable Drivers.

In August 2015, we implemented a voluntary recall to replace nonconforming batteries in certain Freedom Portable Drivers in the field after a report of a driver mechanism failure in which pumping stopped and the patient lost consciousness. Because visible and audible alarms operated, a caregiver was able to switch the patient to a backup driver, at which time the patient recovered. All affected drivers were replaced within one week of recall initiation without adverse impact to any patients.

We must service our drivers on a regular basis. The Big Blue drivers are serviced every two years, the Companion 2 Driver System is serviced every 90 days and the Freedom Portable Drivers are serviced every 120 days, or more frequently if there is a customer adverse experience resulting from a component failure. We are working to increase the time between service intervals for our Companion 2 Driver System and develop a new Freedom Portable Driver, which will be an important component of any destination therapy strategy.

SynCardia TAH-t Component Manufacturing and Resolution of Supply Issues

The SynCardia TAH-t has three principal components—the shell, the diaphragm and the valve. The shell is the outer housing of the SynCardia TAH-t, which contains 21 layers of polymer intertwined with mesh. The diaphragm is a flexible component that is responsible for pumping blood. The shell and diaphragm are made out of a proprietary polymer that is referred to as segmented polyurethane solution, or SPUS. Fatigue resistance, strength and biocompatibility make SPUS ideally suited for the blood contacting and flexing components of the SynCardia TAH-t and other medical devices. The valves have tilting-discs made of titanium and pyrolytic carbon, replacing the four native valves.

Prior to 2011, we purchased both SPUS and the valves from outside vendors. Following our suppliers’ independent decisions to discontinue manufacturing these components, we implemented measures designed to take control of our supply chain through backward integration.

•	Polymer Manufacturing. In 2008, following our SPUS supplier’s decision to discontinue manufacturing SPUS, which was only available from one source, World Heart Corporation, we made a large, final purchase of SPUS to ensure sufficient supply to meet our expected forecasts for the SynCardia TAH-t at the time. In June 2011, we purchased from World Heart Corporation the formula, reactor and manufacturing equipment that had been used to make SPUS. Our acquisition ensured the SynCardia TAH-t would continue to have the same material properties and manufacturing process that we had historically accessed through the supplier.

•	Valves. Since mid-2013, we have experienced a significant supply constraint related to the valves. Nearly all of the SynCardia TAH-ts sold to date incorporate valves known as the Med-Hall Valve, which were previously manufactured and supplied to us by Medtronic Inc. In 2009, Medtronic notified us that it would cease manufacturing the Med-Hall Valve. Following this decision, we purchased a substantial quantity of Med-Hall Valves, with the expectation that our inventory of valves would be sufficient to support our commercialization efforts until a replacement valve could be developed and approved by the appropriate regulatory authorities. We also began evaluating an alternative Medtronic valve for use in our SynCardia TAH-t. In 2013, Medtronic determined that it would not continue to support the evaluation of this alternative valve for use in the SynCardia TAH-t.

To resolve the constraint on our valve supply, in July 2013, we negotiated a license agreement with Medtronic that allows us to make or have made the Med-Hall Valve as a component of the SynCardia TAH-t. We have established a supply chain of third party manufacturers to supply the Med-Hall Valve components to us. The newly named SynHall Valves have the same design and nearly identical materials and manufacturing processes as the Med-Hall Valves. Nevertheless, regulatory authorities in the United States and Europe deemed the use of the new SynHall Valve a critical change in a key component and required us to obtain approval of the SynCardia TAH-t with the SynHall Valves prior to its commercialization. We obtained the CE mark in April 2014 and PMA approval from the FDA in July 2014. The SynHall Valve is comprised of a titanium housing and a pyrolytic, carbon-coated disc, both of which must be manufactured within precise specifications and with significant production yields for us to succeed in manufacturing a sufficient quantity of our TAH-ts.We recently attained production levels that are expected to meet current demand and allow us to establish sufficient worldwide inventory to better support our current SynCardia Certified Centers.

Clinical Trials

PMA Pivotal Clinical Study

To obtain regulatory approval in the United States, we conducted a nonrandomized, prospective clinical study of the SynCardia TAH-t in five U.S. medical centers, conducted under an FDA Investigational Device Exemption (IDE). The purpose of the study was to establish the safety and efficacy of the SynCardia TAH-t in transplant-eligible patients at risk of imminent death from irreversible biventricular heart failure. The major efficacy end points included the rate of survival to heart transplantation (bridge to transplantation) and the rate of survival after transplantation.

The study was initiated in 1993 and enrollment concluded in 2002. The clinical study, which involved our company and two separate predecessor entities, took nine years to enroll and adjudicate. The long length of the trial was attributable to several factors including:

•	restrictive inclusion and exclusion criteria which severely limited the patients eligible to participate;

•	the limited availability of drivers, as many of the fixed supply of 37 Big Blue drivers were located in Europe due to the earlier CE mark of the SynCardia TAH-t using the Big Blue driver;

•	lack of assured reimbursement as a result of the 1986 CMS non-coverage decision; and

•	lack of continuity in corporate sponsorship, as the trial spanned over three different corporate entities.

In March 2004, the device was recommended for approval by the FDA Circulatory Systems Devices Advisory Panel. In October 2004, the FDA approved the SynCardia TAH-t as a bridge to transplantation in cardiac transplant-eligible candidates at risk of imminent death from irreversible biventricular heart failure.

A description of the pivotal U.S. multi-center trial appeared as the lead article, co-authored by one of our directors, in the New England Journal of Medicine in August 2004. This multi-center study and publication was recognized by the American Heart Association as being the most significant advance in all of cardiovascular medicine for 2004. The trial involved 81 patients who were implanted with the device. In addition, there were 14 out-of-protocol compassionate use patients who did not meet the inclusion and exclusion criteria. The patients who met inclusion and exclusion criteria for enrollment in the study and were implanted with the SynCardia TAH-t were candidates for cardiac transplantation who were at high risk of imminent death from irreversible biventricular heart failure. Implantation of an LVAD had been ruled out for the following reasons: 15 could not be weaned from cardiopulmonary bypass (with 12 of the 15 having had a pre-bypass cardiac arrest), 51 had central venous pressures greater than 18 mm Hg, 11 had right ventricular ejection fractions of less than 20%, two had ventricular tachycardia, one had an aortic prosthesis, and one had right ventricular damage sustained at the time of sternotomy.

Major efficacy end points included the rates of survival to transplantation, overall survival, and survival after transplantation, as well as a composite end point called “treatment success.” Treatment was considered successful if the patient had the following characteristics: 30 days after transplantation, he or she was alive, was in NYHA Class I or II, was ambulatory, was not dependent on a ventilator, and was not undergoing dialysis. Highlighted results of the trial included:

•	Survival to Transplantation. Survival to transplantation was achieved in 79% of the subjects who received the SynCardia TAH-t. The mean time from entry into the study to transplantation or death was 79.1 days among all the subjects who received an implant.

•	Overall Survival. For the subjects who received the SynCardia TAH-t, the overall survival rate at one year was 70% (95% confidence interval, 63 to 77%).

•	Survival after Transplantation. One-year and five-year survival rates after transplantation for subjects who had received the SynCardia TAH-t were 86% and 64%. In comparison, contemporary United Network for Organ Sharing, or UNOS, data from more than 4,000 patients who received heart transplants includes one and five year survival rates after transplantation of 85% and 70%.

Indicator	Patients Enrolled in PMA	UNOS
Number transplanted	64	>4,000
Survival rate at 1 year	85.9%	84.7%
Survival rate at 5 years	63.8%	69.8%

•	Treatment Success. Treatment success was achieved in 69% of the subjects who received the SynCardia TAH-t.

Other efficacy end points included hemodynamic recovery, recovery of end-organ function (including the function of the kidneys and liver), the percentage of subjects who were ambulatory, and the percentage of subjects who could walk more than 100 feet.

•	Hemodynamic Recovery. The hemodynamic status of enrolled subjects improved immediately after implantation of the SynCardia TAH-t, with a sustained increase in the cardiac index from a baseline value of 1.9 to 3.2 liters per minute per square meter of body surface area. Other signs of hemodynamic recovery that occurred immediately after implantation and that persisted included the average systolic blood pressure, which rose from 93 to 122 mm Hg; the average central venous pressure, which fell from 20 to 14 mm Hg; and the average organ-perfusion pressure, which rose from 49 to 68 mm Hg, which indicates improvement in the delivery of oxygen and nutrients to the organs.

Immediate Improvement in Hemodynamic Status with the SynCardia TAH-t
Metric	Pre -Implant	At Implant
Cardiac Index (L/min/m2)	1.9	3.2
Systolic Arterial Pressure (mm Hg)	92.8	121.7
Central Venous Pressure (mm Hg)	19.7	13.6
Organ Perfusion Pressure (mm Hg)	48.6	67.5

•	Recovery of End-Organ Function. Kidney and liver function and the levels of blood urea nitrogen, creatinine, bilirubin, and liver enzymes returned to normal within three weeks after implantation of the SynCardia TAH-t. Other laboratory values, such as electrolyte levels, platelet count, and white-cell count, also returned to normal at three to four weeks.

•	Ambulation and Mobility. The quality of life among the enrolled patients improved significantly. One week after implantation, 75% of these patients were out of bed. Mobility, defined as the ability to walk more than 100 feet two weeks after entry into the study, was observed in 61% of patients.

From a safety perspective, there were no device failures observed during the PMA pivotal clinical study.

Post-Approval Study (PAS) of the TAH-t

The Post-Approval Study, or PAS, of the SynCardia TAH-t, which was required by the FDA as a condition of PMA approval, began enrollment in April 2007. The purpose of this study was to demonstrate that the results achieved in the original PMA pivotal clinical study of 81 subjects from five clinical sites are generalizable to clinical sites that complete the SynCardia certification program and enroll patients who meet the PMA-approved indications for use defined in the SynCardia TAH-t’s Instructions for Use. Like the original PMA clinical study, the endpoints were survival and adverse events.

The results of the PAS so far have met every criterion ordered by the FDA Panel at the time of initial approval of the TAH-t, and support the proposition that the TAH-t can be successfully utilized at multiple, trained centers throughout the United States (results are generalizable). The results of the PAS also indicate that patients who are more complicated, with more co-morbidities than those in the PMA pivotal clinical study, can benefit from the technology and that the overall bridge-to-transplant rate can remain high with an adverse event profile that is similar to that experienced in the PMA pivotal clinical study.

The PAS was designed to include at least 50 patients, with no more than 15% of the total number of patients from any one institution. As of close of enrollment, 196 patients were enrolled in the PAS. The study is now closed to new enrollment. Our final FDA report, submitted in June 2015, reflects patient accrual from April 13, 2007 through January 24, 2014, with final data locked on March 25, 2015. As of the date of the final data lock, 36 sites had enrolled patients in the PAS; three are original PMA pivotal clinical study sites and 33 are newly trained sites. As of the date of the final data lock, 196 patients had been enrolled and of those, 196 patients at 36 sites had been monitored and their data were summarized in our latest FDA report. Nineteen of the 196 patients were enrolled at the sites that participated in the PMA pivotal clinical study and 177 were enrolled at newly trained sites.

At the close of the reporting period, 125, or 65%, of the 193 patients with outcomes (for example, transplanted or death) had survived to transplantation and 68 had died on SynCardia TAH-t support. Three of the 196 patients were continuing on support. Though the 65% bridge-to-transplant rate in the PAS is lower than the 75% bridge-to-transplant in the PMA pivotal clinical study, the broader inclusion criteria in the PAS generally allowed sicker patients to participate in the PAS.

Phase as of Final Data Lock Study Result	# Patients	% of Post-Approval Study Patients
Enrolled	196	—
Still on Device Support	3	2%(N=196)
Transplanted	125	65%(N=193)
Died	68	35%(N=193)
Alive at 30-Day Follow-up	105	90%(N=117)
Alive at 1-Year Follow-up	93	80%(N=117)

As of the date of the final data lock, 105 (90%) of the transplanted patients were alive at their 30-day post-transplant follow-up visit and 12 patients (10%) had died.

As of the date of the final data lock, 93 (80%) of the transplanted patients were alive at their one-year post transplant follow-up visit and 24 patients (20%) had died. Twelve of the 24 deceased patients died prior to the 30-day post-transplant follow-up and 12 died between the 30-day and one-year post-transplant follow-up visit. Eight of the 125 transplanted patients referenced above were lost to follow-up because they had not consented to have a continuation of their PAS data collected under the Freedom Portable Driver IDE study. The 80% alive at one-year post-transplant follow-up in the PAS is comparable to the 82% alive at one-year post-transplant follow-up in the PMA pivotal clinical study.

Final data collection for the PAS was completed in March 2015 and a subsequent study for all SynCardia TAH-t patients is now in place to continue similar data collection in compliance with CMS requirements. The final report to the FDA with data from the PAS was submitted in June 2015.

Adverse Events in the Pivotal Clinical Study (PMA) and the Post-Approval Study (PAS)

Adverse events, or AEs, reported in the PMA and the PAS were similar even though the patient cohort for each study was significantly different in terms of patients eligible to participate, number of patient days and number of centers. For example, the PMA study had restrictive inclusion and exclusion criteria that severely limited the patients eligible to participate in that study. This resulted in less complicated patients in the PMA study without prior ventricular assist device (VAD) use that might lead to the co-morbidities observed in the PAS cohort. The PAS cohort reflects a population that includes patients experiencing transplant rejection, multiple co-morbidities and irreversible organ failure (leading to bridge to multi-organ transplants) who would not have been eligible to enroll in the PMA study. In addition, the PAS had approximately four times as many patient days as the PMA, and was conducted in 35 centers, as compared to five centers for the PMA. Notwithstanding the broader scope of the PAS, a comparison of AEs reported in the PMA and PAS reveals very few differences between the two studies, as illustrated in the table below.

Pivotal Clinical Study (PMA) vs. Post-Approval Study (PAS)

	PMA Adverse Events (adjudicated)	PAS Adverse Events
Intermacs Adverse Event	AEs per Subject Year N= 17.5 (6,375 days)	AEs per Subject Year N= 73.8 (26,933 days)
Any Adverse Event	20.2	19.7
Major Bleeding	2.3	4.0
Pericardial Fluid Collection	1.8	1.3
Device Malfunction	1.7	1.3
Hemolysis	0.2	0.9
Hepatic Dysfunction	0.2	0.7
Major Infection	8.1	4.5
Neurological Event	1.1	0.8
Renal Dysfunction: Acute	1.5	0.9
Respiratory Failure	2.6	2.0
Venous Thromboembolism Event	0.1	0.4

In accordance with the approved PAS protocol, the AEs for the PAS in the above table were collected using terms and definitions from Intermacs, the registry for United States and Canada patients with FDA-approved MCS devices that treat advanced heart failure. Because the PMA was conducted before the inception of Intermacs, the AEs that occurred in the PMA have been adjudicated using Intermacs terms and definitions where necessary in order to compare results against the PAS. For example, below are the differences in definition for a Major Bleeding AE under the PMA and Intermacs (as used in the PAS), which would require adjudication:

Major Bleeding Definitions	Perioperative Period	Post-Perioperative Period
PMA	8 or more units of PRBCs*	3 or more units of PRBCs
Intermacs/PAS	4 or more units of PRBCs	1 or more units of PRBCs

*	PRBCs: Packed red blood cells

The table above does not reflect three categories of AEs (Hypertension, Psychiatric Episode, and Chronic Renal Dysfunction) that were not captured in the PMA. Also, six categories of AEs (Cardiac Arrhythmias, Myocardial Infarction, Right Heart Failure, Arterial Non-CNS Thromboembolism, Wound Dehiscence and Other) had no reported events in either cohort or reflected differences of less than or equal to 0.1 AEs per patient year and were therefore not included.

Intermacs Data

Intermacs is the registry for United States and Canada patients with FDA-approved MCS devices that treat advanced heart failure. This registry was established as a joint effort of the National Heart, Lung and Blood Institute, CMS and the FDA, in conjunction with the University of Alabama at Birmingham and UNOS. By applying uniform definitions and standards, Intermacs is designed to create comparability of data in the field of MCS devices. Intermacs tracks patient survival, adverse events and cause of death over time by patient profile, device and device category.

The sixth annual Intermacs report was published in June 2014 in The Journal of Heart and Lung Transplantation, summarizing the first eight years of patient enrollment. The Intermacs database is heavily weighted towards LVAD devices, with 98% of the patient data from LVADs and BiVADs. Only 239 SynCardia TAH-t patients are included in the database compared to over 10,000 LVAD and BiVAD patients. In addition, Intermacs data are hospital entered and do not capture 100% of all TAH-t patients (as many hospitals did not enter data in Intermacs when also participating in either our PAS or our Freedom Portable Driver IDE study). The number of TAH-t patients treated during this timeframe was 313, but only 239 were reported to Intermacs.

90% of all SynCardia TAH-t patients were in the two sickest categories, compared to 73% of LVAD and BiVAD patients being in the two sickest categories. Despite the fact that, prior to implant, a disproportionate percentage of SynCardia TAH-t patients were in the sicker classifications, their survival rate (transplanted or alive on device) was comparable to that of less sick LVAD patients and surpassed the survival rate for BiVAD patients as illustrated in the table below.

Intermacs 12-Month Outcomes for the SynCardia TAH-t, BiVADs and LVADs(1)
Device	Device Type	Transplanted	Alive on Device (2)	Transplanted or Alive on Device	Death
TAH-t	Biventricular	70.3%	11.6%	81.9%	18.1%
BiVADs	Biventricular	39.0%	22.0%	61.0%	36.0%
LVADs	Univentricular	25.0%	56.0%	81.0%	18.0%

(1)	Based on data from September 2012 Intermacs report. Intermacs reports after September 2012 do not differentiate LVAD and BiVAD data. The chart above does not total to 100% for LVADs or BiVADs as it does not reflect removal of LVADs (1%) and BiVADs (2%) attributable to patient recovery.
(2)	Currently, LVADs can be used for both bridge-to-transplant and destination therapy whereas the SynCardia TAH-t is solely used for bridge to transplantation. This is a significant factor in the “Alive on Device” result, as about 40% of LVAD implants are for destination therapy patients.

Freedom Portable Driver IDE Clinical Study

The IDE clinical study of the Freedom Portable Driver was conditionally approved by the FDA in March 2010, with full approval granted in September 2010. The study commenced in April 2010. The IDE Phase of the study was designed to:

•	Demonstrate that the Freedom Portable Driver is a suitable pneumatic driver for clinically stable TAH patients, and

•	Confirm that patients and lay caregivers can be trained to manage the Freedom Portable Driver safely outside the hospital.

The IDE Phase of the trial was approved for enrollment of a maximum of 70 patients at up to 40 institutions and was extended to enroll an additional 30 patients under the Continued Access Policy (CAP) Phase, for a total of up to 100 patients. We completed enrollment in the IDE Phase of the study in April 2012, with required data collection completed in July 2012. The CAP Phase of the study provided patient access to the Freedom Portable Driver from the time that SynCardia was preparing the PMA supplement for approval of the device, the FDA was reviewing the supplement, and issuance of the order. Only hospitals who had prior experience with the Freedom Portable Driver during the IDE Phase could participate in the CAP Phase of the study. Patients at hospitals that were not eligible to participate in the CAP Phase could access the device via a “compassionate use” request to the FDA.

As of July 2014, 96 SynCardia TAH-t patients had been enrolled in the clinical study (with an additional 10 patients being supported by the Freedom Portable Driver under Compassionate Use approvals). As of July 2014, 73 enrolled subjects and seven compassionate use patients were discharged from the hospital using the Freedom Portable Driver. To achieve the study goals, a minimum of 30 discharged patients was desired.

Study endpoints included transplantation, 90 days post-initial transfer to the driver (if remaining in the hospital), 90 days post-initial discharge from the hospital, and death. Discharged patients and their caregivers were taught how to care for the driver, manage power for the driver (charging of the batteries and plugging in to car or wall power), and how to safely change to a back-up driver, if necessary. Patients still on support after meeting the 90-day endpoint continued to be seen every two to four weeks in clinic and twice per day they recorded their weight, temperature and blood pressure, as well as information about how the driver was performing.

The results of the Freedom Portable Driver IDE study supported the proposition that, when used in the clinically stable SynCardia TAH-t patient population, the Freedom Portable Driver:

•	Is a suitable pneumatic driver,

•	Is safe and effective for use in the hospital environment, and

•	Can be managed safely and effectively in the out-of-hospital environment by trained patients and caregivers when the recommended guidelines for use and care are followed.

For the period of this study, from May 2010 through June 2014, patients (including compassionate use patients) had an 88% bridge-to-transplant rate, compared to a 79% bridge-to-transplant rate for the population that was kept in the hospital on Big Blue in our PMA pivotal clinical study for the SynCardia TAH-t, which was initiated in 1993 and concluded enrollment in 2002. This is not surprising, given that these are the most healthy, active patients and are most likely to survive until a matching donor heart is available.

The Freedom Portable Driver for use with the SynCardia TAH-t received PMA approval in June 2014.

Sales and Marketing

Sales Force and Clinical Specialists

Our customers are major medical centers operating heart transplant and MCS programs. We believe that there are over 500 hospital centers worldwide with such programs, of which we estimate approximately 80% represent qualified prospects. In the United States, we estimate that 40% of these centers are pediatric focused. We have not yet focused on these pediatric centers due to the limited number of pediatric patients who can benefit from the current SynCardia 70cc TAH-t device due to the special limitations of these patients’ body size. We will revise this strategy when and if we obtain regulatory approval for the SynCardia 50cc TAH-t. In addition to the cardiac surgeon, introduction of the SynCardia TAH-t involves a broad spectrum of other participants from the transplant center or MCS program including heart failure cardiologists, hospital administrators, general cardiologists, nurses and perfusionists.

With the proceeds of this offering, we intend to recruit and train experienced cardiovascular sales specialists to promote the SynCardia TAH-t and recruit new medical centers to become SynCardia Certified Centers. In the first half of 2013, we employed five sales professionals in the Unites States. In mid-2013, we eliminated our U.S. sales force pending resolution of our valve supply constraint with the pending approval of the SynHall Valve. In July 2014, we re-hired two sales professionals from our previous U.S. sales force. We intend to hire 5-10 worldwide sales professionals following the completion of this offering. In international markets, we intend either to sell directly or select a distributor with experience in the local market. In 2014, approximately 35% of our revenue was from outside the United States, almost exclusively from Germany, France, Italy and Turkey. With the proceeds from this offering, we intend to enter Latin America, Asia and other markets within the next 24 months. In addition, we intend to revitalize business in other parts of Europe and the Middle East. We are also planning to expand our U.S. sales team to broaden our reach of centers located in the United States.

We intend to complement our sales force with clinical specialists. As of June 30, 2015, we employed five clinical specialists in the United States and two clinical specialists in Europe. We will continue to add clinical specialists as we add certified centers. Clinical specialists conduct clinical educational seminars, assist with SynCardia TAH-t implants, resolve clinical questions or issues, facilitate equipment and product logistics, and work with our leading centers to generate referrals through increasing awareness in the heart failure community regarding SynCardia TAH-t.

Certification Process

Each transplant or MCS program to which we sell our product must first undergo training and certification in the implantation of the SynCardia TAH-t and the care of SynCardia TAH-t patients. Each transplant or MCS program in the United States pays us for training and certification, but these training and certification costs are not reimbursable and are absorbed by the center. At present, we are not paid for training and certification outside of the United States. We do not have an obligation to provide SynCardia TAH-ts after the training and certification process is completed unless and until we accept purchase orders from centers located outside of the United States.

The startup certification for new potential customers learning to use the SynCardia TAH-t System is conducted in four primary phases:

•	Phase I—Introduction to the Total Artificial Heart. Phase I takes place at a regional SynCardia Certified Center and consists of lectures, hands-on instruction with the SynCardia TAH-t, drivers and patient simulator, and an animal implant surgery.

•	Phase II—Implant-Ready. Phase II prepares the surgical team for the first on-site SynCardia TAH-t implant and certifies the center as implant-ready. Phase II and subsequent phases take place at the trainee hospital. A hospital driver and the patient simulator are shipped so the implant team can practice and train other team members.

•	Phase III—Proctored First Implant. Phase III starts with the selection of an appropriate patient followed by the first implant, which is proctored by an experienced SynCardia TAH-t surgeon. Phase III continues until SynCardia, in its sole discretion, considers that no additional startup certification is required and the hospital’s SynCardia TAH-t team is certified to implant the SynCardia TAH-t on its own.

•	Phase IV—Patient Discharge with Freedom Portable Driver. Phase IV includes the training of hospital staff and verification of patient and caregiver training on discharge procedures with the Freedom Portable Driver. This includes driver operation, driveline dressing care, managing daily activities, physical therapy guidelines and daily monitoring of driver parameters and vital signs.

We choose to sell SynCardia TAH-ts only to heart transplant and destination therapy centers certified by the Joint Commission on Accreditation of Healthcare Organizations or other approved accreditation bodies and that have completed the SynCardia training and certification process. We have entered into some agreements with centers that stipulate the general terms of the business relationship between us and the center such as price, payment and specific responsibilities. However, these agreements do not obligate our customers to make any long-term or volume purchase commitments. Most centers need only provide a purchase order and accept our standard terms or modification of our standard terms.

As of June 30, 2015, 151 centers had completed Phase I, 126 had completed Phase II, 107 had completed Phase III and 65 had completed Phase IV. The number of centers that have completed each phase includes those centers that have completed each subsequent phase. For example, the number of centers that have completed Phase III also are included in the number of centers that have completed Phase II and Phase I. Our current customers include nine out of the top 10 adult centers, as ranked by U.S. News and World Report for 2015. The 10th hospital does not offer mechanical circulatory support or heart transplant. In addition, seven out of the top 10 pediatric centers, as ranked by U.S. News and World Report for 2015, have become customers in advance of the availability of the SynCardia 50cc TAH-t.

The time from the initial contact with the transplant or MCS program until the beginning of the certification process is as little as a few days or several years. The time period from Phase I to Phase III can be as short as the same day and as much as two years or more depending on hospital commitment and patient selection. Emergency-first patients can allow for acceleration of the purchase order and certification process to as little as a few days.

Manufacturing

Our manufacturing facilities are located within our corporate headquarters in Tucson, Arizona. Our manufacturing capabilities are vertically integrated, in large part due to the considerable amount of proprietary manufacturing technology we have developed over the course of the company’s history, as well as manufacturing technology and know-how we have acquired from other companies. For example, in 2011 we purchased from World Heart Corporation certain manufacturing equipment and technical information such as techniques, know-how, processes, protocols and the like relating to the synthesis and production of Segmented Polyurethane Solution, or SPUS, a key raw material for the SynCardia TAH-t that was formerly supplied to us by World Heart Corporation. We now manufacture SPUS internally, eliminating the need to rely on an outside supplier for this key material.

All of our SynCardia TAH-ts and drivers are manufactured in our rigorously monitored and maintained production environments. The manufacturing processes consist of utilizing precision components fabricated from a variety of materials and assembling these components into specific configurations governed by our design requirements. During the manufacturing process, the SynCardia TAH-t and driver assemblies are rigorously tested to meet rigid operational and quality standards.

We have received International Standards Organization (ISO) 13485 Quality Systems certification, which includes design control requirements. Our manufacturing process has been validated as required by the FDA and other regulatory bodies. As a medical device manufacturer, our manufacturing facility, the facilities where sterilization is conducted and other critical suppliers are subject to periodic inspection by the FDA and other regulatory agencies. To date, multiple FDA and CE manufacturing audits that have been conducted at our facilities have noted no deficiencies or findings requiring remediation.

We engage third party contractors and suppliers to perform sterilization and accessory component assembly. The manufacturing process relies on single sources of supply for several of the components used to manufacture our products, particularly with respect to our drivers. We are working to identify and validate alternate sources of supply for critical components. Where alternate sources are not available, we are working to develop strategic alliances with the supplier and closely manage inventories to assure the ongoing supply of product.

We do not presently have supply agreements with many of our key suppliers and we have not secured second source suppliers for all of our supplies. See “Risk Factors” for additional information.

Competition

Competition from medical device companies and medical device divisions of health care companies and pharmaceutical companies is intense and is expected to increase. The vast majority of Class III and Class IV heart failure patients still receive pharmacological treatment and a smaller percentage of patients are treated with LVADs and other medical devices. Among the other medical device competitors that treat or may treat in the future Class III or Class IV heart failure patients are AbioMed, Inc., Berlin Heart GmbH, HeartWare International Inc., Jarvik Heart, Inc., MicroMed Cardiovascular, Inc., Sunshine Heart, Inc., Terumo Heart, Inc. and Thoratec Corporation, as well as a range of other specialized medical device companies with devices at varying stages of development. We believe that the primary competitive factors in the MCS device market segment are:

•	clinical effectiveness;

•	product safety, reliability, and durability;

•	ease of use;

•	scope of instructions for use and eligible patient populations;

•	physician experience and comfort with use of products;

•	the ability of healthcare providers to secure reasonable reimbursement rates;

•	product support and service;

•	sales force experience and relationships; and

•	price.

We believe that our competitive advantage lies in the demonstrated efficacy and safety of the SynCardia TAH-t over 30 years of use and over 1,470 implants, accounting for more than 350 patient years of support (aggregate patient duration on support), a significantly longer history and greater number of implants than for similar MCS devices. In addition, we believe that our proprietary processes and procedures, technical knowledge and know-how accumulated or acquired since inception and passed on to us from our predecessor companies, as well as the lengthy period required for FDA and other regulatory approval of MCS devices like the SynCardia TAH-t, provide significant barriers to entry for potential competitors.

Although LVADs are commercially available and typically reimbursed for use as bridge to transplantation and for destination therapy, they treat and are only effective for left ventricular heart failure, whereas the SynCardia TAH-t is designed for use in the treatment of biventricular heart failure. As a total artificial heart, the TAH-t also has advantages over commercially available BiVADs, which generally are not implantable and support, but do not replace, a failing heart. The SynCardia TAH-t is currently the only total artificial heart that is commercially available in the United States, European Union and Canada for use as a bridge to heart transplantation. In addition, we believe that our competitive advantage lies in the demonstrated efficacy and safety of the SynCardia TAH-t over 30 years of use and over 1,470 implants, accounting for more than 350 patient years of support (aggregate patient duration on support), a significantly longer history and greater number of implants than for similar MCS devices.

Although we believe that our SynCardia TAH-t is a complementary treatment alternative to LVADs on the continuum of care, we cannot assure you that hospitals, physicians and investors will not view our products as competitive with LVADs that are marketed and sold by much larger and more established companies. Many of our competitors are larger than we are and have significantly greater financial resources and name recognition than we do. Many also have greater resources and expertise in the areas of research and development, obtaining regulatory approvals, manufacturing, marketing, and sales. In addition, some of these competitors have multiple product offerings, in addition to MCS devices, allowing them more opportunities to interact with physicians and purchasing decision makers. We also face fierce competition in recruiting and retaining qualified sales and other personnel. See “Risk Factors” for additional information.

Intellectual Property

Our success depends in part on our ability to develop and maintain intellectual property rights relating to key aspects of the technology employed in our SynCardia TAH-t systems, maintain our licenses to use intellectual property owned by third parties, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and other proprietary rights of third parties. We rely upon certain patents, registered and common law trademarks, trade secrets, know-how, invention and patent assignment agreements and continuing technological innovation to develop and maintain our competitive position. We intend to aggressively protect, defend and extend the intellectual property rights in our technology.

Patents and Patent Applications

As of June 2015, we owned three issued U.S. patents and one issued foreign patent relating to our drivers, and we owned one pending foreign patent application relating to our drivers. Subject to payment of required maintenance fees, annuities and other charges, our issued U.S. patents expire between 2028 and 2029. Although the original inventions underlying our SynCardia TAH-t were previously protected by patents, such patents have now expired. We believe that our ability to protect our market position with respect to the SynCardia TAH-t depends primarily on the long clinical trial and regulatory approval process that any competitor would need to complete prior to being allowed to market a competitive product.

Agreements with Third Parties

Medtronic License

On July 27, 2013, we entered into a non-exclusive license agreement, or the Medtronic License, with Medtronic, with respect to the design and manufacturing know-how for a component valve of our SynCardia TAH-t. The valve, referred to by Medtronic as the “Med-Hall Valve,” was previously manufactured for us by Medtronic until Medtronic discontinued the manufacturing and sale of such valve in 2010. Under the Medtronic License, Medtronic has granted us a non-exclusive, worldwide, perpetual and non-revocable (except for cause) license to (i) make or have made, only as a component part of our SynCardia TAH-t, the Med-Hall Valve (which we now refer to as the SynHall Valve), (ii) use, sell, have sold, offer for sale, import or distribute the SynCardia TAH-t incorporating the SynHall Valve as a component part, and (iii) use certain documentation of Medtronic relating to the design and manufacture of the Med-Hall Valve only for such purposes. This license is generally not assignable, other than as part of the assignment of the Medtronic License in its entirety in connection with the transfer or sale of all or substantially all of our business relating to the SynCardia TAH-t. The scope of the Medtronic License allows us to contract with third parties for the manufacture of SynHall Valves only as a component part of our SynCardia TAH-t.

Pursuant to the Medtronic License, we are required to pay quarterly royalties to Medtronic for each manufactured SynHall Valve, which royalty accrues when either we manufacture a completed SynHall Valve or accept a completed SynHall Valve from a contract manufacturer. Our obligation to pay royalties under the Medtronic License will expire after 10 years, on July 27, 2023, at which time the license granted to us by Medtronic will be fully paid. In connection with the Medtronic License, we were required to reimburse Medtronic for certain expenses incurred by Medtronic in negotiating and executing the Medtronic License and related obligations, and we made an advance payment of $150,000 in connection with such reimbursement. Any portion of this payment that was not applied to reimbursement of these Medtronic expenses will be held by Medtronic as a credit toward future royalties that we are required to pay.

In addition, we have agreed to indemnify Medtronic and its affiliates against any and all third-party claims resulting from our negligence or breach of the Medtronic License, including claims for infringement, misappropriation, product liability, and quality and performance-related claims associated with SynHall Valves produced under the Medtronic License.

Unless earlier terminated, the Medtronic License will continue in effect until July 27, 2023. The license granted to us pursuant to the Medtronic License will survive the expiration (but not any termination) of the Medtronic License. Medtronic may terminate the Medtronic License if: (i) we fail to make a quarterly royalty payment, subject to a cure period, (ii) we become subject to bankruptcy or liquidation proceedings, (iii) we exit the TAH business, or (iv) we materially breach any part of the Medtronic License, subject to a cure period.

In connection with our entry into the Medtronic License, we executed a separate security agreement granting Medtronic a security interest in the license as collateral for our obligations to Medtronic, including our obligations to pay royalties, reimburse Medtronic for certain expenses and indemnify Medtronic in certain circumstances under the indemnification provisions in the Medtronic License. Also in connection with our entry into the Medtronic License, we purchased from Medtronic certain equipment relating to the manufacturing of the Med-Hall Valve for an aggregate cost of approximately $50,000. We have agreed to use such equipment solely in connection with the manufacturing of the SynHall Valves as a component part of the SynCardia TAH-t for a period of 10 years following July 27, 2013.

SPUS Agreement

On July 11, 2011, we entered into an Asset Purchase Agreement with World Heart Corporation, or World Heart, a company that was subsequently acquired by HeartWare International, Inc. in 2012. Pursuant to this agreement, we purchased all assets of World Heart that are necessary for the synthesis of SPUS. These assets included physical assets such as manufacturing equipment, documents, reports and all other records of every kind, as well as all intellectual property directly or indirectly controlled by World Heart which directly relates to SPUS, including all technical information such as techniques, know-how, processes, protocols and the like that relate to the synthesis and production of SPUS.

Trade Secrets

We also rely on trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. In particular, we consider the manufacturing processes relating to SPUS and our SynCardia TAH-t to be trade secrets that are important to our business. We seek to protect these trade secrets, in part, by entering into nondisclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. In addition, access to key trade secrets such as our manufacturing processes and formulations is limited to a small number of highly trained employees. We also enter into invention or patent assignment agreements with our employees and consultants that obligate them to assign to us any inventions developed in the course of their work for us. We cannot provide any assurance, however, that we have entered into such agreements with all relevant parties, or that these parties will abide by the terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy or commercially exploit aspects of our technology or obtain and use information that we regard as proprietary.

For additional information relating to the risks associated with our intellectual property position see “Risk Factors—Risks Related to our Intellectual Property.”

Third-Party Coverage and Reimbursement

United States

In the United States, hospitals are the only purchasers of our products. We are paid directly by the hospitals and not by CMS or other third-party payor or government healthcare program. Our price for the TAH-t is typically the same for most U.S. hospitals, though there may be some variation due to negotiation on terms and group or volume buying programs. The hospitals in turn bill various third-party payors, such as Medicare fiscal intermediaries, state Medicaid programs and private health insurance plans, for the aggregate healthcare services received by patients during the entire hospital stay.

Medicare Hospital Reimbursement

In 1986, CMS issued a non-coverage policy regarding the use of TAHs under the Medicare program. In a request submitted by SynCardia, the agency was asked to reconsider the longstanding non-coverage policy on the use of artificial hearts. In August 2007, CMS began a national coverage determination process for TAHs. In May 2008, CMS issued a Coverage Decision Memorandum for TAHs. The Coverage Decision Memorandum stated that CMS reimbursements of the SynCardia TAH-t would be provided to hospitals enrolled in approved studies with evidence development. The Coverage Decision Memorandum provided the criteria for such a study and provided that the study must be reviewed and approved by the FDA. Our TAH-t Post-Approval Study and the Freedom Portable Driver IDE study both qualified as approved CMS studies, allowing for hospital reimbursement. CMS has since approved an Intermacs-based post-approval study of the Companion 2 Driver System and SynCardia 70cc TAH-t for destination therapy, and we are working with CMS and the FDA to ensure that the SynCardia 50cc for bridge to transplant study will also qualify as studies eligible for CMS reimbursement. Our 50cc TAH-t study for bridge to transplant will be submitted in August 2015. We are in discussions with CMS regarding the elimination of the requirement that hospitals be enrolled in approved studies in order to be eligible for reimbursement. There can be no assurance that these discussions with CMS will be successful, or that this requirement will be removed when expected, or at all.

In the United States, hospitals are generally not reimbursed under Medicare for the treatment of a patient until the patient is no longer in the hospital’s care, either because the patient has been discharged from the hospital or has died. Medicare assigns a hospital inpatient stay to a Medicare Severity-Diagnosis Related Group, or MS-DRG, based on the reported diagnosis and procedure codes. Hospitals generally receive a fixed, predetermined payment for each MS-DRG, which includes all costs associated with the patient’s hospital stay. The fixed rate of MS-DRG reimbursement is based on the procedure performed, and is unrelated to the specific approved medical device used in that procedure. Medicare hospital reimbursement of procedures utilizing our SynCardia TAH-t system currently is covered under MS-DRG codes 001 or 002, “Heart transplant or implant of heart assist system with major complications and comorbidities” and “Heart transplant or implant of heart assist system without major complications and comorbidities” respectively. These are the same MS-DRG codes used for VADs and heart transplants.

By discharging stable patients with our Freedom Portable Driver, we believe that U.S. hospitals may be reimbursed two separate times under MS-DRG 001. The first reimbursement may occur when a stable patient on the SynCardia TAH-t is discharged to wait for his or her matching donor heart outside the hospital, at which time the hospital can be reimbursed for the SynCardia TAH-t implant. The second reimbursement may occur when a matching donor heart becomes available, the patient is readmitted to the hospital and transplanted and then discharged to go home, at which time the hospital can be reimbursed for the donor heart transplant. We anticipate that the potential for two separate reimbursements relating to treatment of a patient with the SynCardia TAH-t using the Freedom Portable Driver may provide a significant incentive to hospitals to adopt our products. To the extent Medicare and other insurers do not agree that two separate reimbursements are appropriate, the incentive to adopt our products may decrease, which may have a material adverse effect on our revenues.

Physician Reimbursement

For physician services, to the extent such services are not already included in the hospital reimbursement discussed above, the American Medical Association has established Current Procedural Terminology, or CPT, codes under which physicians are reimbursed. Currently, physician services related to our SynCardia TAH-t are reimbursed under CPT temporary code 00051T “implantation of total internal biventricular heart replacement system.”

Private Insurer Hospital Reimbursement

Private insurers use a variety of methods to provide reimbursement to hospitals for inpatient care related to our SynCardia TAH-t, including per diems, MS-DRGs, case rates or a percentage of charges. Some health insurers also provide a separate payment for the devices themselves. The SynCardia 70cc TAH-t is currently reimbursed by more than 100 private insurers in the United States.

Freedom Portable Driver Reimbursement

With regard to the use of the Freedom Portable Driver for patients outside of the hospital, we are working to establish CMS and private health insurance reimbursement. Currently, CMS does not provide separate reimbursement for use of the Freedom Portable Driver outside of the hospital. For private insurers, we are currently using Healthcare Common Procedure Coding System codes developed for BiVADs and related accessories, and we are generally receiving a monthly rental payment for our Freedom Portable Driver. We are developing a strategy for seeking Medicare reimbursement for use of the Freedom Portable Driver outside of the hospital, as this will be a key component of the viability of the use of the SynCardia TAH-t for destination therapy. There can be no assurance that we will succeed in obtaining CMS reimbursement for use of the Freedom Portable Driver outside of the hospital when expected, or at all.

General

Some payors may deny reimbursement if they determine that the device used in a treatment was experimental, unnecessary, not cost-effective, or used for a non-approved indication. Even where major insurance companies have a national coverage determination, policies can also be written to exclude specific procedures or types of procedures due to their cost or perceived cost. Each state makes its own rules for Medicaid coverage and may deny coverage for new items or more expensive procedures based on budget constraints. We cannot assure you that government or private third-party payors will cover and reimburse the procedures using our products in whole or in part in the future or that payment rates will be adequate.

Further, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in international markets will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our product sales and results of operations. These pressures can arise from rules and practices of insurers and managed care organizations, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, medical device reimbursement policies and pricing in general. Our ability to achieve market acceptance or significant sales volume will be dependent in large part on the availability of coverage and the level of reimbursement for procedures performed using our products under healthcare payment systems in such markets.

Non-U.S.

Outside the United States, market acceptance of medical devices, including artificial heart devices, depends partly upon the availability of reimbursement within the prevailing healthcare payment system. Reimbursement levels vary significantly by country, and by region within some countries. Reimbursement is obtained from a variety of sources, including government-sponsored and private health insurance plans, and combinations of both. A small number of countries may require us to gather additional clinical data, or the completion of studies that compare the cost-effectiveness of our products to currently available therapies, before recognizing coverage and reimbursement for our products. For example, the National Institute for Health and Care Excellence in the United Kingdom evaluates health economics data supporting new technologies and delivers reimbursement recommendations based on a product’s clinical and cost effectiveness. It is our intent to complete the requirements directly or through our authorized distributors and obtain coverage and reimbursement approval in countries where it makes economic sense to do so.

Government Regulation

Government Regulation—Medical Devices

United States

Our products are regulated in the United States as Class III medical devices by the FDA under the Federal Food, Drug and Cosmetic Act. The FDA classifies medical devices into one of three classes based upon controls the FDA considers necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls such as labeling, adherence to good manufacturing practices and maintenance of product complaint records, but are usually exempt from premarket notification requirements. Class II devices are subject to the same general controls and also are subject to special controls such as performance standards and may also require clinical testing prior to approval. Class III devices are subject to the highest level of controls because they are life-sustaining or life-supporting devices. Class III devices require rigorous preclinical and clinical testing prior to their approval and generally require a pre-market approval, or PMA, or a PMA supplement approval by the FDA prior to their sale.

Manufacturers must file an Investigational Device Exemption, or IDE, application if human clinical studies of a device are required and if the FDA considers investigational use of the device to represent significant risk to the patient. The IDE application must be supported by data, typically including the results of animal and nonclinical laboratory testing of the device. The animal and nonclinical laboratory testing must meet the FDA’s good laboratory practice requirements. If the IDE application is approved by the FDA, human clinical studies may begin at a specific number of investigational sites with a maximum number of patients, as approved by the FDA. The clinical studies must be conducted under the review of an independent institutional review board to ensure the protection of patients’ rights.

Generally, upon completion of these human clinical studies, a manufacturer seeks approval of a Class III medical device from the FDA by submitting a PMA or PMA supplement application. A PMA application must be supported by extensive data, including the results of the clinical studies, as well as testing and literature to establish the safety and effectiveness of the device. PMA approval may be conditioned upon the conduct of certain post-approval studies, such as long term follow-up studies.

As an alternative to the PMA approval process, manufacturers may apply for a Humanitarian Use Device, or HUD, designation and a corresponding HDE. An HUD is a designation for a medical device intended to benefit patients in the treatment or diagnosis of a disease or condition that affects or is manifested in fewer than 4,000 individuals in the United States per year. An applicant for an HUD designation must provide documentation that the device meets the criteria of an HUD as well as provide a description of the disease or condition the device is meant to treat, along with proposed indications and the reasons why the device is needed for its intended population. Once an HUD designation is obtained for the device, the device can be submitted for an HDE. An HDE application is similar to an application for a PMA, but is exempt from the effectiveness requirements of a PMA. Instead, the FDA must determine that the device does not expose patients to an unreasonable or significant risk of illness or injury, and that the probable benefit to health outweighs the risk of injury or illness from its use, taking into account the probable risks and benefits of currently available devices or alternative forms of treatment. “Reasonably obtainable” clinical data are required to support an HDE application. These data may be obtained from the clinical use of the device for a different HDE-approved indication or from a clinical study of the HUD designated device. If the clinical data are available from the clinical use of the device for a different indication, the HDE can be granted without an IDE. If clinical data are to be obtained from a clinical study of the HUD designated device, an IDE application is required to request approval for the clinical study. When the clinical study is completed, the company can submit an HDE application for approval to market the device as an HUD.

Obtaining an HDE designation allows the manufacturer to market the device as an HUD up to a maximum of 4,000 patients in the United States per year.

In March 2012, we received an HUD designation for use of the SynCardia 70cc TAH-t for destination therapy. In September 2014, we filed an IDE application with the FDA for approval to conduct a clinical study for use of the SynCardia 70cc TAH-t for destination therapy, for which we received approval in December 2014. This study is expected to enroll approximately 19 patients with biventricular heart failure who are ineligible for transplantation. This study is intended to ultimately support an HDE application for use of the SynCardia 70cc TAH-t for destination therapy for adult patients.

We intend to file by year-end 2017 an HDE application for use of the SynCardia 50cc TAH-t for pediatric bridge to transplantation. To obtain the clinical data needed for this HDE application, we received IDE approval from the FDA to conduct a clinical study of the SynCardia 50cc TAH-t as a bridge to transplantation with a pediatric arm of 10 patients and an adult arm of 10 patients. An additional 10 patients may be enrolled in a secondary arm to further characterize the use of the device. This approval was expanded to the full protocol-specified enrollment goal of 24 pediatric and 24 adult patients (along with up to 24 patients of any age in a secondary arm) upon the FDA’s July 15, 2015 approval of additional reliability data.

FDA regulations require us to register as a medical device manufacturer with the FDA. Because of this, the FDA inspects us on a routine basis for compliance with the Quality System Regulation, or QSR. These regulations require that we manufacture our products and maintain related documentation in a prescribed manner with respect to manufacturing, testing and control activities. We have undergone and expect to continue to undergo regular QSR inspections in connection with the manufacture of our products at our facility. Our most recent inspection occurred in April 2015 and was closed by the FDA on June 2, 2015. Further, the FDA requires us to comply with various FDA regulations regarding labeling. Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

•	warning letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications, recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	delay in processing applications for new products or modifications to existing products;

•	mandatory product recalls;

•	withdrawing approvals that have already been granted; and

•	criminal prosecution.

The Medical Device Reporting laws and regulations require us to provide information to the FDA on deaths or serious injuries alleged to have been associated with the use of our devices, as well as product malfunctions that likely would cause or contribute to death or serious injury if the malfunction were to recur. In addition, the FDA prohibits an approved device from being marketed for off-label use. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

We are also subject to other federal, state and local laws, regulations, and recommendations relating to safe working conditions, laboratory, and manufacturing practices.

International

Our international sales are subject to regulatory requirements in the countries in which our products are sold. The regulatory review process varies from country to country and may in some cases require the submission of clinical data. In addition, the FDA must be notified of, or approve the export to certain countries of, devices that require a PMA and are not yet approved in the United States.

The European Union has adopted three directives that regulate the design, manufacture, labeling, clinical studies and post-market vigilance for medical devices, including active implantable medical devices, or AIMDs. AIMDs are powered implants and partial implants, such as our products, which are intended to be left in the body. AIMDs are specifically regulated under Directive 90/385/EEC, or AIMD Directive, and national implementations of that Directive.

There is a premarket conformity assessment process for AIMDs in the European Economic Area, or EEA, (the 28 EU member states plus Norway, Iceland and Lichtenstein). All AIMDs placed on the market in the EEA must meet those “essential requirements” set out in Annex I of the AIMD Directive that apply to them, taking account of the intended purpose of the device. These are general in nature and broad in scope. AIMDs that conform to the essential requirements are entitled to bear the CE mark and, accordingly, can then be commercially marketed throughout the EEA.

Prior to affixing a CE mark, the manufacturer is obliged to demonstrate that the devices conform to the relevant essential requirements through a conformity assessment procedure. For AIMDs, the manufacturer can choose from several alternative conformity assessment procedures, of which the most comprehensive is a full quality assurance conformity assessment by a notified body pursuant to Annex II of the AIMD Directive. Notified bodies are typically private entities that are authorized or licensed to perform conformity assessments of certain classes of medical device by national device regulatory authorities.

A conformity assessment pursuant to Annex II of the AIMD Directive involves two separate reviews of a product by the notified body selected by the manufacturer. The first is an audit of the manufacturer’s full quality assurance system against the requirements set out in harmonized standard EN ISO 13485:2012. The second part of the assessment process is a review of the design dossier for the AIMD. The design dossier must include design specifications and other information about the product, and a clinical evaluation. The notified body reviews the design dossier and, if it is satisfied that the product conforms to the requirements of the AIMD Directive, issues an EC design examination certificate, on the basis of which the manufacturer may make its declaration of conformity and affix the CE mark to its product. We opted for a full quality assurance conformity assessment pursuant to Annex II of the AIMD Directive and therefore drew up a written declaration of conformity and affixed the CE mark to our products based on positive conformity assessments by our notified body.

As the manufacturer of our products, we also are subject to post-marketing obligations under the AIMD Directive. In particular, we are subject to continued surveillance by our notified body and must maintain a copy of the technical documentation supporting the CE certification of our product and make this available for inspection by national device regulators on request. We also are required to put in place and maintain a systematic procedure for review of post-market experience, including the reporting of any serious adverse incidents to the appropriate authorities, and to implement any necessary corrective actions.

We also must comply with additional requirements of individual countries in which our products are marketed.

In September 2012, the European Commission adopted a proposal for future regulation of medical devices, (Proposed Regulation), which the European Parliament formally amended in April 2014. If adopted, the Proposed Regulation will repeal and replace the AIMD Directive and will be directly applicable to all EEA member states and so it is intended to eliminate current national differences in the regulation of AIMDs. The Proposed Regulation may result in the re-assessment of our products or a longer or more burdensome assessment of our new products.

Government Regulation—Fraud and Abuse and Other Healthcare Regulation

Anti-Kickback Statute

We are subject to various federal and state healthcare laws, including, but not limited to, anti-kickback laws. In particular, the federal Anti-Kickback Statute prohibits persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending a good or service, or for the purchasing, leasing, ordering, or arranging for or recommending any good, facility, service or item for which payment may be made in whole or in part under federal healthcare programs, such as the Medicare and Medicaid programs. The federal Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. The term “remuneration” expressly includes kickbacks, bribes, or rebates and also has been broadly interpreted to include anything of value, including, for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value.

There are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution under the federal Anti-Kickback Statute. These statutory exceptions and safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they may not be prosecuted under the federal Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more applicable statutory exceptions or safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy all requirements of an applicable safe harbor may result in increased scrutiny by government enforcement authorities and will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, the intent standard under the federal Anti-Kickback Statute was amended under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively the ACA, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act which is discussed below. Penalties for violations of the anti-kickback statute include, but are not limited to, criminal, civil and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from Medicare, Medicaid and other federal healthcare programs, and the curtailment or restructuring of operations. Various states have adopted laws similar to the federal Anti-Kickback Statute, and some of these state laws may be broader in scope in that some of these state laws extend to all payors and may not contain safe harbors.

Federal Civil False Claims Act

The federal civil False Claims Act prohibits, among other things, persons or entities from knowingly presenting or causing to be presented a false or fraudulent claim to, or the knowing use of false statements to obtain payment from or approval by, the federal government. Suits filed under the federal civil False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government. These individuals, sometimes known as “relators” or, more commonly, as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. The number of filings of qui tam actions has increased significantly in recent years, causing more healthcare companies to have to defend a case brought under the federal civil False Claim Act. If an entity is determined to have violated the federal civil False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each separate false claim. Many of these state laws are broader in scope and apply to all payors, and therefore, are not limited to only those claims submitted to the federal government.

Federal Civil Monetary Penalties Statute

The federal Civil Monetary Penalties Statute, among other things, imposes fines against any person who is determined to have presented, or caused to be presented, claims to a federal healthcare program that the person knows, or should know, is for an item or service that was not provided as claimed or is false or fraudulent.

Health Insurance Portability and Accountability Act of 1996

The federal Health Insurance Portability and Accountability Act, or HIPAA, created several new federal crimes, including healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

In addition, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations established uniform standards for certain covered entities, which are healthcare providers, health plans and healthcare clearinghouses, as well as their business associates, governing the conduct of specified electronic healthcare transactions and protecting the security and privacy of protected health information. Among other things, HITECH also created four new tiers of civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

The Federal Physician Payments Sunshine Act

The federal Physician Payment Sunshine Act requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with certain exceptions, to report annually to CMS, information related to “payments or other transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and to report annually to CMS ownership and investment interests held by physicians, as defined above, and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties of up to an aggregate of $150,000 per year and up to an aggregate of $1.0 million per year for “knowing failures.” Applicable manufacturers must submit reports by the 90th day of each subsequent calendar year. CMS released the data for the first reporting period on a public website in September 2014.

Many states have also adopted laws similar to each of the above federal laws, such as anti-kickback and false claims laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers, as well as laws that restrict our marketing activities with health care professionals and entities, and require us to track and report payments and other transfers of value, including consulting fees, provided to healthcare professionals and entities. Some states mandate implementation of compliance programs to ensure compliance with these laws. We also are subject to foreign fraud and abuse laws, which vary by country.

Healthcare Reform

In March 2010, President Obama enacted the ACA, which has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the medical device industry. The ACA will impact existing government healthcare programs and will result in the development of new programs. The ACA’s provisions of importance include, but are not limited to, a deductible 2.3% excise tax on any entity that manufactures or imports medical devices offered for sale in the United States, with limited exceptions, effective January 1, 2013. We are subject to this medical device excise tax, but do not believe the impact on our operations from this tax is material.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year effective April 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2024 unless additional Congressional action is taken. Additionally, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our SynCardia Certified Centers, and, accordingly, our financial operations.

The full impact of the ACA, as well as other laws and reform measures that may be proposed and adopted in the future, remains uncertain, but may continue the downward pressure on medical device pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs, which could have a material adverse effect on our business operations.

The Foreign Corrupt Practices Act and other Anti-Corruption Laws

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

We are also subject to anti-corruption laws in other jurisdictions where we do business, including the U.K. Bribery Act 2010. The U.K. Bribery Act, like the FCPA and other anti-corruption laws prohibits us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage

Research and Development

Our research and development expense totaled $1.8 million for the six months ended June 30, 2015, and $4.4 million, $5.4 million, and $3.4 million for the years ended December 31, 2014, 2013 and 2012, respectively. Research and development costs include activities related to research, development, design, testing and manufacturing of prototypes of our products as well as costs associated with certain clinical and regulatory activities.

Since receiving PMA approval for the SynCardia 70cc TAH-t, we have made several improvements to the SynCardia TAH-t system. Some recent changes and enhancements to our SynCardia TAH-t system include:

•	The development, under license from Medtronic, of the SynHall Valve, which gives us greater security of supply and control over the manufacturing of a key component of our SynCardia TAH-t.

•	The addition of the Freedom Portable Driver, which allows hospitals to discharge stable patients awaiting donor hearts.

•	The development of the smaller SynCardia 50cc TAH-t, which is intended for use in patients of smaller stature, including women and adolescents.

We expect that research and development expenses will continue to represent a significant portion of our operating expenses for the foreseeable future as we continue to incur substantial development costs related to our next generation products, as well as ongoing clinical trial expenses associated with post-approval studies and our planned clinical trials for approval of the 50cc version of the SynCardia TAH-t and approval of the SynCardia TAH-t for destination therapy.

Employees

As of July 31, 2015, we had 116 employees, of which 18 are employed in administration, 34 in manufacturing and operations, 16 in engineering, research and development, 27 in regulatory affairs and quality, 15 in clinical studies and clinical operations, and 6 in sales and marketing. We believe that our success will depend, in part, on our ability to attract and retain qualified personnel. We have never experienced a work stoppage due to labor difficulties and believe that our relations with our employees are good. None of our employees are represented by labor unions.

Facilities

Our 30,443 square foot corporate office and manufacturing facilities are located in Tucson, Arizona. We occupy these facilities pursuant to a lease that expires in 2020. We believe that our existing facilities are adequate for our current and projected needs for the foreseeable future.

Legal Proceedings

We are currently not a party to any material legal proceedings. However, our industry is characterized by frequent claims and litigation, including claims regarding intellectual property and product liability. As a result, we may be subject to various legal proceedings in the future.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our current executive officers and directors:

Name	Age	Position(s)
Executive Officers and Key Employees
Michael P. Garippa	60	President, Chief Executive Officer, and Director
Daniel R. Hudspeth	52	Chief Financial Officer
Douglas A. Nutter	60	Chief Development Officer
Carole E. Marcot	68	Senior Vice President, Regulatory Affairs and Quality
Non-Employee Directors
Eric Salzman	48	Chairman of the Board of Directors
Jack G. Copeland, M.D.	72	Director and Co-Founder
Thomas K. Cox	57	Director
Mark C. Goldberg, M.D.	53	Director
Wendy DiCicco	47	Director
Doug Fahoury	52	Director

Executive Officers

Michael P. Garippa. Mr. Garippa joined us as our President in July 2010 and has served as our Chief Executive Officer and as one of our directors since June 2011. Previously, Mr. Garippa had a lengthy career at CardiacAssist, Inc., maker of the TandemHeart ventricular assist device, where he was first recruited in 2002 as a turnaround expert and eventually became its President and Chief Executive Officer. Prior to joining CardiacAssist, Mr. Garippa served as CEO and President of Gateway Home Care, a home-based healthcare services provider. Mr. Garippa also served as the founder and CEO of Millennium HomeCare and The Prompt Care Companies and his background includes positions as a National Sales Manager at Omni Medical and Senior Analyst with the NYC Health and Hospitals Corporation. Mr. Garippa holds a B.A. from Rutgers University and an M.P.A. from New York University. Our board of directors believes that Mr. Garippa’s strong background in sales and management within the health care industry, including more than 12 years of experience as an executive in the mechanical circulatory support device industry, qualifies him to serve on our board of directors.

Daniel R Hudspeth. Mr. Hudspeth has served as our Chief Financial Officer since January 2015. Prior to joining us, Mr. Hudspeth, through his consulting firm Cohesive Strategy, LLC, provided financial, interim executive and board advisory services for public companies and private equity and venture capital backed companies in the areas of mergers & acquisitions, private financings, public financings and international operations since May 2011. From January 2010 to May 2011, he served as the Regional Managing Director of vcfo, a financial consulting firm. He previously served as the Chief Financial Officer of Allos Therapeutics, a publicly traded cancer oncology company and Genomica Corporation, a publicly traded genomics company. Mr. Hudspeth has over 20 years of experience as a Chief Financial Officer of public and private companies in biotechnology, medical device and manufacturing and distribution industries. Mr. Hudspeth began his career at Deloitte Haskins & Sells. Mr. Hudspeth received a B.S. and a B.A. in Accounting and is a Certified Public Accountant (Inactive).

Douglas A. Nutter. Mr. Nutter joined us as our Chief Operating Officer in February 2012 and has served as our Chief Development Officer since June 2014. Mr. Nutter previously worked from November 2009 to March 2012 as President of AuroraPath Advisors, a consulting service that assists companies in the development of new products in the Medical Device, Ophthalmic, Life Science, Automotive, and Display business sectors. He was also a General Manager at Zygo Corporation, a public company in the technology industry, Vice President of Business Development at Optical Research Associates, a public company in the computer software industry, President and Co-Founder of Exatec, LLC, a joint venture between General Electric and Bayer A.G. to develop and commercialize polycarbonate technology, and as General Manager and Product Manager at General Electric in its plastics division where he successfully established two joint ventures in Japan and Germany. Mr. Nutter has 25 years of experience in the materials industry and 10 years of experience in the optics-based medical devices industry and holds a patent for beam splitting structures and methods in optical systems. He received an S.B. in Physics from MIT.

Carole E. Marcot. Carole Marcot has served as our Senior Vice President, Regulatory Affairs and Quality, since December 2014. Prior to joining us, she was Principal of Life Science Innovation, LLC, a regulatory consulting practice, from November 2011 to November 2014. Prior to that, she served as General Counsel and VP, Clinical Affairs for International Technidyne Corp. and VP, Regulatory Affairs, Clinical Affairs and Quality for Nexus Dx, manufacturers of in vitro diagnostic devices, from September 2010 to December 2011. She holds a B.A. from College of St. Elizabeth, an M.B.A. from University of California Irvine, a J.D. from WSU College of Law, and is an active member of the California Bar.

Non-Employee Directors

Eric Salzman. Mr. Salzman has served as one of our directors since August 2013 and as Chairman of our board of directors since November 2014. Mr. Salzman has nearly 20 years of experience in the financial services industry with expertise in mergers and acquisitions, venture capital, private equity, special situations and restructuring. He currently serves as the Managing Director of SarniHaan Capital Partners LLC, a boutique consulting firm he established in 2011 to provide high impact strategic advice to public and private growth companies and maintains an investment banking affiliation with Monarch Capital Group, LLC. Mr. Salzman previously spent eight years at Lehman Brothers Inc., including as Managing Director in the Private Equity and Principal Investing Group and Managing Director in the Global Trading Strategies Division. Prior to Lehman, Mr. Salzman was the senior research analyst at hedge fund Basso Capital Group, an investment professional at a private equity affiliate of Credit Suisse Asset Management and an analyst in the M&A Group of Credit Suisse First Boston. Mr. Salzman has served as a board member or board observer at more than 12 companies and has significant experience with technology and healthcare companies. Mr. Salzman currently serves as a director of 8x8, Inc., a provider of cloud-based unified communications and collaboration solutions, where he is Chairman of the Compensation Committee and a member of the Audit and Governance and Nominating Committees. Mr. Salzman graduated with a B.A. Honors from the University of Michigan, an M.B.A from the Harvard Graduate School of Business and completed the Kellogg School of Management’s Executive Education Program in Board Governance. Our board of directors believes that Mr. Salzman’s extensive experience in board management, along with his strong background in venture capital and private equity finance, qualify him to serve on our board of directors.

Jack G. Copeland, M.D. Dr. Copeland is a co-founder and has served as a member of our board of directors since October 2002. He has performed more than 100 implants of the SynCardia TAH-t, and assists with training SynCardia Certified Centers, proctoring their first implants. He is the founder and past president of the International Society for Heart and Lung Transplantation, was a faculty member at the Sulpizio Family Cardiovascular Center at the University of California, San Diego from July 2010 to June 2014, and served as the Chief of Cardiothoracic Surgery at the University of Arizona from July 1977 to July 2010. During that time, Dr. Copeland performed the University of Arizona College of Medicine’s first heart transplant in 1979 and performed the world’s first successful bridge to heart transplantation with a TAH in 1985. He has performed more than 10,000 open-heart procedures, including heart-lung transplants and the first implant of a pediatric ventricular assist device for newborns and small children. Dr. Copeland received a B.A. from Stanford University and M.D. from the Stanford University School of Medicine. He completed a medical internship at the University of California, San Diego where he was a Clinical Associate in the surgical branch of its Heart, Lung, and Blood Institute, and has completed residencies in general and cardiothoracic surgery at Stanford University School of Medicine. Our board of directors believes that Dr. Copeland’s reputation as a world-renowned heart surgeon, extensive educational and surgical experience with the use of heart assist devices, and more than 35 years of practice in cardiothoracic surgical procedures qualify him to serve on our board of directors.

Thomas K. Cox. Mr. Cox has served as a director since December 2009. He is currently a Managing Director at Woodvale Partners, LLC, a law firm supporting emerging healthcare and technology clients, and at Cascade Partners, LLC, an investment banking and private equity firm. In both capacities, Mr. Cox works closely with numerous companies in the healthcare and life sciences industries. Prior to joining Woodvale and forming Cascade, Mr. Cox was Managing Director at Seneca Partners, a private equity and venture investment firm serving early stage and middle market companies. Mr. Cox co-founded Seneca in 2002. At Seneca Partners, Mr. Cox organized and co-managed Seneca Health Partners, a venture capital fund investing in growth-stage health care product, service, device, and technology companies. Previously, Mr. Cox served as President of White Pines Ventures, LLC, a private equity firm, where he oversaw many of the firm’s healthcare investments. He has also held executive positions with Peiser’s, Inc., a private equity-backed distributor of home medical supplies; CareMonitor, Inc., a venture-backed healthcare information technology firm; and Baxter Healthcare Corporation, a global healthcare company focused on medical devices, pharmaceuticals, and biotechnology. Mr. Cox currently serves on the boards of Health Enhancement Products, Inc. and Micro Machine Company. He received a B.A. from Williams College, a J.D. from Boston College Law School, and an M.B.A from the J.L. Kellogg Graduate School of Management at Northwestern University. Our board of directors believes that Mr. Cox’s experience in the healthcare industry combined with his venture capital background and prior service on other boards of directors qualify him to serve on our board of directors.

Mark C. Goldberg, M.D. Dr. Goldberg has served as one of our directors since November 2002. He has been a practicing cardiologist in Tucson, Arizona since 1994. Dr. Goldberg has been an active consultant for 20 years to large pharmaceutical companies, including Merck, AstraZeneca, BMS, Genentech and Pfizer. In addition, he has been the Principal Investigator in more than 50 clinical research studies. Dr. Goldberg has also served as a director for a number of companies and is currently a director for the cardiology service line at Tucson Medical Center and the Medical Director of TMC’s Chest Pain Center. Dr. Goldberg received a B.S. from the University of Georgia and M.D. from the Medical College of Georgia. He completed his medical residency and cardiology fellowships at the University of Arizona. Our board of directors believes that Dr. Goldberg’s extensive practice as a cardiologist and prior service on other boards of directors qualify him to serve on our board of directors.

Wendy F. DiCicco. Ms. DiCicco has served as one of our directors since March 2015. Ms. DiCicco is currently an independent consultant serving a number of clients in the orthopedic and pharmaceutical industries. From April 2012 through October 2014, Ms. DiCicco served as the Chief Financial Officer of Nuron Biotech, Inc., a privately-held biotech company, developing and marketing specialty biologics and vaccines internationally for the prevention and treatment of infectious and neurodegenerative disease. Prior to Nuron Biotech, Ms. DiCicco served as the Chief Financial Officer of Quench USA, a privately-held provider of commercial purified water, from July 2010 to January 2012. From December 2008 to October 2009, Ms. DiCicco served as the Chief Financial Officer of Globus Medical, a privately-held orthopedic company. For twelve years prior to Globus Medical, Ms. DiCicco served as Chief Financial Officer of Kensey Nash Corporation, a publicly traded medical device company serving the cardiovascular and orthopedic industries. Ms. DiCicco also serves on the boards of II-VI, Incorporated and CannaPharmaRx, both public companies, where she serves on various committees including the Audit, Compensation and Governance and Nominating Committees. Ms. DiCicco started her career at Deloitte & Touche, LLP, where she was an Accounting and Audit Manager before beginning her career as an industry executive. Ms. DiCicco holds a B.S in Accounting from Philadelphia College of Textiles and Science and is a Certified Public Accountant in the Commonwealth of Pennsylvania. Ms. DiCicco is a National Association of Corporate Directors (NACD) Governance Fellow. Our board of directors believes that Ms. DiCicco’s extensive background in the medical devices industry and strong financial background qualify her to serve on our board of directors.

Doug Fahoury. Mr. Fahoury has served as one of our directors since May 2014. In January 2005, Mr. Fahoury founded Iron Gate Capital, a private equity firm where he currently serves as Managing Director. Prior to Iron Gate Capital, Mr. Fahoury was the Chief Investment Officer and Principal of Inventure Partners, a venture enterprise group, where he led the company’s Investment Committee and strategic business development from January 2003 to December 2004. Previously, Mr. Fahoury served as a Vice President with two venture funds, iBelay and Tango Partners, from March 1999 to December 2002, and was a founding employee at Exactis.com where he served as Vice President of Consumer Products and Business Development from November 1995 to February 1999. From November 1988 to October 1995, Mr. Fahoury worked as a public securities analyst. Mr. Fahoury has a B.S. in Business Administration from Colorado State University and M.B.A from California State University, Sacramento. Our board of directors believes that Mr. Fahoury’s strong background in private equity/venture capital and business development qualifies him to serve on our board of directors.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of seven members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Our board of directors has determined that all of our directors other than Michael P. Garippa are independent directors, as defined by Rule 5605(a)(2) of the Nasdaq Listing Rules.

The authorized size of our board of directors is currently seven members. The authorized number of directors may be changed only by resolution of the board of directors. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Board Leadership Structure

Our board of directors is currently chaired by Eric Salzman. As a general policy, our board of directors believes that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of the board of directors as a whole. As such, Michael Garippa serves as our President and Chief Executive Officer while Eric Salzman serves as our Chairman of the board of directors but is not an officer. We expect and intend the positions of Chairman of the board of directors and Chief Executive Officer to continue to be held by two individuals in the future.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Eric Salzman, Doug Fahoury and Wendy DiCicco. Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq Stock Market and SEC independence requirements. Eric Salzman serves as the chair of our audit committee. The functions of this committee include, among other things:

•	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•	prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;

•	reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

•	reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

•	preparing the report that the SEC requires in our annual proxy statement;

•	reviewing and providing oversight of any related-person transactions in accordance with our related-person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;

•	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented;

•	reviewing on a periodic basis our investment policy; and

•	reviewing and evaluating on an annual basis the performance of the audit committee, including compliance of the audit committee with its charter.

Our board of directors has determined that Wendy DiCicco qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board has considered Wendy DiCicco’s prior experience, business acumen and independence. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Compensation Committee

Our compensation committee consists of Eric Salzman, Wendy DiCicco and Thomas Cox. Thomas Cox serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or Exchange Act, is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and satisfies the Nasdaq Stock Market independence requirements. The functions of this committee include, among other things:

•	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

•	reviewing and approving the compensation and other terms of employment of our executive officers;

•	reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

•	reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

•	evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;

•	reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the type and amount of compensation to be paid or awarded to our non-employee board members;

•	establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation;

•	reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

•	reviewing the adequacy of its charter on a periodic basis;

•	reviewing with management and approving our disclosures under the caption “Executive and Director Compensation” in our periodic reports or proxy statements to be filed with the SEC;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and assessing on an annual basis the performance of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Eric Salzman, Wendy DiCicco, Mark Goldberg and Thomas Cox. Our board of directors has determined that each of the members of this committee satisfies the Nasdaq Stock Market independence requirements. Wendy DiCicco serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•	determining the minimum qualifications for service on our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors;

•	considering and assessing the independence of members of our board of directors;

•	developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise;

•	reviewing the adequacy of its charter on an annual basis; and

•	annually evaluating the performance of the nominating and corporate governance committees.

Compensation Committee Interlocks and Insider Participation

We have established a compensation committee which has and will make decisions relating to compensation of our executive officers. Our board of directors has appointed Eric Salzman, Wendy DiCicco and Thomas Cox to serve on the compensation committee. None of these individuals has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION

Our named executive officers for the year ended December 31, 2014, which consist of our principal executive officer and our two other most highly compensated executive officers, are:

•	Michael P. Garippa, our President and Chief Executive Officer;

•	Kirk A. Collamer, our former Chief Financial Officer; and

•	Douglas A. Nutter, our Chief Development Officer.

Summary Compensation Table

The following table shows information regarding the compensation earned during the year ended December 31, 2014 by our named executive officers.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Michael P. Garippa	2014	400,000		120,000	(8)	—	35,748	(2)	555,748
President, Chief Executive Officer and Director	2013	400,000		—		—	26,664	(3)	426,644
Kirk A. Collamer(4)	2014	163,846		—		8,662	504	(6)	173,012
Former Chief Financial Officer	2013	87,842	(5)	—		15,725	126	(6)	103,693
Douglas A. Nutter	2014	186,000		50,000	(7)	10,190	504	(6)	246,694
Chief Development Officer	2013	190,962		—		9,250	494	(6)	200,706

(1)	In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during 2014 computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 for stock-based compensation transactions (ASC 718). Assumptions used in the calculation of these amounts are included in Note 13 to our audited consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.
(2)	This amount represents (i) $7,110 of matching contributions to our 401(k) plan made on Mr. Garippa’s behalf; (ii) $19,998 of automobile allowance; (iii) company-paid term life insurance premiums in the amount of $504; and (iv) $8,136 of domestic partner insurance.
(3)	This amount represents (i) $9,581 of matching contributions to our 401(k) plan made on Mr. Garippa’s behalf; (ii) $16,569 of automobile allowance; and (iii) company-paid term life insurance premiums in the amount of $494.
(4)	Mr. Collamer became a full-time employee and our Chief Financial Officer in August 2013. Mr. Collamer resigned his position as Chief Financial Officer on January 16, 2015 and resigned from the Company effective March 31, 2015.
(5)	Amount shown includes $30,150 in consulting fees earned by Mr. Collamer from June 2013 through August 2013 and $57,692 in salary earned by Mr. Collamer during 2013 from and after the date he became our employee.
(6)	Consists of company-paid term life insurance premiums.
(7)	Mr. Nutter earned a discretionary bonus totaling $50,000 paid equally over 26 pay periods beginning July 2014. Mr. Nutter was paid $23,077 of this bonus through December 31, 2014.
(8)	Mr. Garippa earned a discretionary bonus totaling $120,000 in 2014. Mr. Garippa was paid $50,000 of this bonus through December 31, 2014.

Annual Base Salary

The compensation of our named executive officers is generally determined and approved at the beginning of each year or, if later, in connection with the commencement of employment of the executive, by our board of directors or compensation committee. The following represent the 2013 and 2014 base salaries for our named executive officers, which were effective as of January 1, 2013 and 2014, respectively, except for Mr. Collamer, whose base salary for 2013 became effective upon his commencement of employment with us on August 5, 2013.

Name	2014 Base Salary ($)		2013 Base Salary ($)
Michael P. Garippa	400,000		400,000
Kirk A. Collamer	163,846	(1)	150,000
Douglas A. Nutter	186,000		186,000

(1)	Effective July 7, 2014, Mr. Collamer’s annual base salary was increased to $180,000.

Bonus Compensation

From time to time our board of directors or, with respect to employees other than our Chief Executive Officer, our Chief Executive Officer, may approve bonuses for our named executive officers based on individual performance, company performance or as otherwise determined appropriate.

In July 2014, our Chief Executive Officer determined to pay a discretionary cash bonus of $50,000 to Mr. Nutter. In November 2014, our board of directors approved a bonus for Mr. Garippa for his service to the Company during 2014, to be determined by the board of directors in its sole discretion, based on the level of achievement of the following metrics: (i) successful fundraising; (ii) FDA approval of the SynHall Valve; and (iii) obtaining the CE mark for the SynCardia 50cc TAH-t and FDA approval and commencement of the trial for the SynCardia 50cc TAH-t. In February 2015, our board of directors determined that as a result of the level of achievement of the bonus metrics previously established, Mr. Garippa would be paid an aggregate bonus of $120,000, of which $50,000 was paid as of December 31, 2014.

None of our other named executive officers earned any bonuses in 2014.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests with those of our employees and consultants, including our named executive officers. Our board of directors or a committee appointed by the board of directors is responsible for approving equity grants. Vesting of equity awards is generally tied to continuous service with us and serves as an additional retention measure. Although we may grant equity awards to our employees and consultants from time to time, we do not have a current practice of making annual equity grants to our executives. Our executives generally are awarded an initial grant upon commencement of employment. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.

Prior to this offering, we have granted equity awards in the form of stock options pursuant to our Long Term Incentive Plan, or the pre-IPO plan, the terms of which are described below under “—Equity Benefit Plans.” All options are generally granted with a per share exercise price equal to no less than the fair market value of a share of our common stock on the date of grant of each award. Generally our stock option awards vest over either a five- or 10-year period subject to the holder’s continuous service to us and may be granted with an early exercise feature.

On May 2, 2013, the board of directors granted an option to purchase 20,000 shares of common stock to Mr. Garippa, having an exercise price of $0.37 per share. As described below under “—Option Modifications” we and Mr. Garippa agreed to cancel this option in August 2013. On August 7, 2013, the board of directors granted an option to purchase 42,500 shares of common stock to Mr. Collamer in connection with his commencement of employment. This option has an exercise price of $0.37 per share with a five-year vesting schedule, subject to Mr. Collamer’s continued service. On May 2, 2013, the board of directors granted an option to purchase 25,000 shares of common stock to Mr. Nutter. This option has an exercise price of $0.37 per share with a five-year vesting schedule, subject to Mr. Nutter’s continued service.

On August 27, 2014, the board of directors granted each of Mr. Collamer and Mr. Nutter an option to purchase 16,657 and 19,596 shares of our common stock, respectively. Each of these options has an exercise price of $0.52 per share with a five-year vesting schedule, and is subject to the continued service of Mr. Collamer and Mr. Nutter.

We did not grant any equity awards to Mr. Garippa in 2013 or 2014. However, in August 2013, we and Mr. Garippa agreed to modify certain outstanding stock options previously granted to Mr. Garippa, such that stock options representing an aggregate of 120,000 shares of common stock were cancelled.

The exercise prices and detailed vesting terms of these option grants are described in the footnotes to the “—Outstanding Equity Awards at Fiscal Year-End” table below.

Agreements with our Named Executive Officers

Mr. Garippa. In October 2010, we entered into an employment agreement with Mr. Garippa, which was subsequently amended in 2011 and 2013. The employment agreement provides for an initial employment term of three years, which was subsequently extended through December 2015, and automatically renews for additional one-year periods unless terminated. However, the employment agreement can be terminated at any time by us with or without cause or by Mr. Garippa with or without good reason. Pursuant the employment agreement, as amended, Mr. Garippa receives an annual base salary of $400,000 and is eligible to receive an annual incentive bonus equal to 35% of his base salary based on our achievement of financial and operating goals approved by our board of directors for such year. Pursuant to the employment agreement, Mr. Garippa was granted in January 2011 an option to purchase 507,798 shares of our common stock, which was subsequently cancelled in part with respect to 18,491 shares. Such option was immediately vested as to 177,139 shares. The remaining 312,168 shares, net of the cancellation, vest in seven equal installments based on the achievement of certain market capitalization criteria following the initial public offering of our common stock, subject to accelerated vesting in the event Mr. Garippa’s employment is terminated in connection with a change of control. Mr. Garippa is additionally entitled to certain severance and change of control benefits pursuant to his employment agreement, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Mr. Nutter. We entered into an offer letter agreement with Mr. Nutter in February 2012 setting forth the terms of his employment. Pursuant to the agreement, Mr. Nutter is entitled to an annual base salary of $180,000, which was subsequently increased to $186,000, and is eligible to receive an annual incentive bonus of up to 30% of his base salary at the discretion of our Chief Executive Officer. Pursuant to the agreement, Mr. Nutter was granted an option to purchase 25,000 shares of our common stock in 2012. Mr. Nutter is additionally entitled to certain severance and change of control benefits pursuant to his agreement, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Post-IPO Employment Agreements. We are undertaking a review of our compensation arrangements with our named executive officers, and it is anticipated that in connection with this offering, each of our named executive officers will enter into a new employment agreement with us. These new employment agreements will replace and supersede each named executive officer’s current agreement.

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his term of service, including salary and unused vacation pay. In addition, certain of our named executive officers are entitled to the severance and change of control benefits described below:

Mr. Garippa

Pursuant to Mr. Garippa’s employment agreement, in the event Mr. Garippa’s employment is terminated by us without cause or by Mr. Garippa for good reason other than in connection with a change of control, Mr. Garippa is entitled to payments at the rate of his then-current base salary for a period of two years or the remainder of his then-current employment term under the employment agreement, whichever is less. If Mr. Garippa’s termination by us without cause or by Mr. Garippa for good reason occurs within 30 days prior to or one year following a change of control, Mr. Garippa is entitled to receive payments at the rate of his then-current base salary for the period set forth in the preceding sentence or one year following the date of such termination, whichever is greater. Such severance payments are contingent upon Mr. Garippa’s execution of a release and waiver in favor of us. In addition, if Mr. Garippa’s employment is terminated by us without cause or by Mr. Garippa for good reason within the period beginning one month prior to and ending 13 months following a change of control, 100% of the shares subject to the option granted pursuant to Mr. Garippa’s employment agreement will vest upon the date of such termination.

For purposes of Mr. Garippa’s employment agreement:

•	“change of control” generally means (i) a sale of all or substantially all of our assets; (ii) a merger or consolidation in which we are not the surviving entity and in which the holders of our outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than 50% of the voting power of the entity surviving such transaction or, where the surviving entity is a wholly-owned subsidiary of another entity, the surviving entity’s parent; or (iii) a reverse merger in which we are the surviving entity but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities of the surviving entity’s parent, cash or otherwise, and in which the holders of our outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than 50% of the voting power of us or, where we are a wholly-owned subsidiary of another entity, our parent;

•	“cause” generally means the occurrence of any of the following with respect to Mr. Garippa: (i) being charged, indicted or convicted of a felony or other crime involving moral turpitude, or the commission of any other act or omission involving dishonesty, disloyalty or fraud with respect to us or any of our customers or suppliers, (ii) chronic drug or alcohol abuse or other repeated conduct causing us substantial public disgrace or disrepute or economic harm, (iii) substantial and repeated failure to perform duties, subject to a notice and cure period, (iv) gross negligence or willful misconduct with respect to us or (v) any other material breach of Mr. Garippa’s employment agreement, subject to a notice and cure period; and

•	“good reason” generally means the occurrence of any of the following with respect to Mr. Garippa: (i) any material reduction in Mr. Garippa’s base salary or benefits not otherwise applicable in the same proportions to our other executive officers and (ii) any material diminution of Mr. Garippa’s, in each case subject to notice and our right to cure such condition within a specified time period.

Mr. Nutter

Pursuant to his amended letter agreement, in the event Mr. Nutter’s employment is terminated without cause within 90 days preceding or one year following a change of control (as defined in our equity plans), he will be entitled to a lump-sum payment in an amount equal to his then-current base salary for one year plus his on-target annual performance bonus for the year in which such termination occurs. Such severance payments are contingent upon Mr. Nutter’s execution of a release of claims in our favor.

In addition, each of our named executive officers holds stock options under our pre-IPO plan. A description of the termination and change of control provision of our pre-IPO plan is provided below under “— Equity Benefit Plans.”

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding equity awards granted to our named executive officers that remain outstanding as of December 31, 2014.

		Option awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price Per Share ($)(2)	Option Expiration Date
Michael P. Garippa	1/17/2011	87,139	312,168	(3)	0.37	7/1/2020
	8/1/2012	20,377	0		0.37	8/1/2017
Kirk A. Collamer	8/7/2013	8,500	34,000	(4)	0.37	8/8/2018
	8/27/2014	0	16,657	(5)	0.52	8/27/2024
Douglas A. Nutter	5/2/2012	10,000	15,000	(6)	0.37	5/2/2017
	5/2/2013	5,000	20,000	(7)	0.37	5/2/2018
	8/27/2014	0	19,596	(5)	0.52	8/27/2024

(1)	All of the option awards listed in the table below were granted under the pre-IPO plan, the terms of which are described below under “—Equity Benefit Plans.” Except as otherwise indicated, each option award becomes exercisable as it becomes vested and all vesting is subject to the executive’s continuous service with us through the vesting dates. All options have either a five-year term or a 10-year term and are subject to full vesting acceleration in the event of a change of control under certain circumstances as described in the pre-IPO plan.
(2)	All of the option awards listed in the table above were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors, often with the assistance of a third-party valuation expert.
(3)	The remainder of the shares subject to this option vest based on the achievement of certain market capitalization criteria following an initial public offering of our common stock.
(4)	The option vests at the rate of 1/5th of the total number of shares subject to the option on each anniversary of August 7, 2013 so that the option shall be 100% vested on the fifth anniversary of August 7, 2013.
(5)	The option vests at the rate of 1/5th of the total number of shares subject to the option on each anniversary of August 27, 2014 so that the option shall be 100% vested on the fifth anniversary of August 27, 2014.
(6)	The option vests at the rate of 1/5th of the total number of shares subject to the option on each anniversary of May 2, 2012 so that the option shall be 100% vested on the fifth anniversary of May 2, 2012.
(7)	The option vests at the rate of 1/5th of the total number of shares subject to the option on each anniversary of May 3, 2013 so that the option shall be 100% vested on the fifth anniversary of May 3, 2013.

Option Modifications

In August 2013, we and Mr. Garippa agreed to modify certain outstanding stock options previously granted to Mr. Garippa on July 1, 2010, August 1, 2012 and May 2, 2013, such that stock options representing an aggregate of 120,000 shares of common stock (including all shares subject to the May 2, 2013 option) were cancelled. The unrecognized compensation cost on the date of cancellation was not material.

Perquisites, Health, Welfare and Retirement Benefits

Our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, group life and accidental death and personal loss and short-term and long-term disability insurance plans, in each case on the same basis as all of our other employees. We provide a 401(k) plan to our employees, including our employee named executive officers, as discussed in the section below entitled “— 401(k) Plan.”

We generally do not provide perquisites or personal benefits to our named executive officers, except in certain limited circumstances. We do, however, pay the premiums for group term life insurance, short and long-term disability benefits for all of our employees, including our named executive officers, and we provide Mr. Garippa with an automobile allowance of $1,500 per month.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The plan provides that each participant may contribute up to the lesser of 100% of his or her compensation or the statutory limit, which was $17,500 for calendar year 2014. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2014 was up to an additional $5,500 above the statutory limit. Participant contributions are held and invested, pursuant to the participant’s instructions, by the plan’s trustee.

Currently, we make employer matching contributions into the 401(k) plan in amounts determined by our board of directors from time to time.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other non-qualified deferred compensation plans maintained by us. Our board of directors may elect to provide our officers and other employees with non-qualified defined contribution or other non-qualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Equity Benefit Plans

Long Term Incentive Plan

Our board of directors and our stockholders approved the pre-IPO plan, which became effective in June 2005. The principal purpose of the pre-IPO plan is to attract, retain and motivate selected employees, consultants and directors of ours and our affiliates through the granting of incentive stock options within the meaning of Section 422 of the Code, or ISOs, which may be granted solely to our employees, including officers, and nonstatutory stock options, or NSOs, which may be granted to our directors, consultants or employees, including officers. The principal features of the pre-IPO plan are summarized below. This summary is qualified in its entirety by reference to the text of the pre-IPO plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

After the effective date of the 2015 plan, no additional awards will be granted under the pre-IPO plan, and all awards granted under the pre-IPO plan that are repurchased, are forfeited, expire, are cancelled or are otherwise not issued will become available for grant under the 2015 plan in accordance with its terms.

Share Reserve. The pre-IPO plan currently reserves up to 5,000,000 shares of common stock for issuance, all or any number of which may be subject to ISOs. Shares of our common stock subject to options that have expired or otherwise terminate under the pre-IPO plan without having been exercised in full will become available for grant under the pre-IPO plan.

As of June 30, 2015, there were 976,545 shares remaining available for the grant of stock awards under our pre-IPO plan and there were outstanding stock awards covering a total of 3,808,694 shares that were granted under our pre-IPO plan.

Administration. The pre-IPO plan is administered by our board of directors, which may in turn delegate authority to administer the plan to a committee of two or more members of the board. Subject to the terms of the pre-IPO plan, our board of directors or its authorized committee, referred to herein as the plan administrator, determines recipients, the numbers and types of stock options to be granted and the terms and conditions of the stock options, including the period of their exercisability and vesting. Subject to the limitations set forth below, our plan administrator will also determine the exercise price of options granted under the pre-IPO plan.

Stock Options. Stock options are granted pursuant to stock option agreements. Generally, the exercise price for an ISO or NSO will not be less than 100% of the fair market value of the common stock subject to the option on the date of grant. Options granted under the pre-IPO plan will vest at the rate determined by the plan administrator, which will be set forth in the stock option agreement. A stock option agreement may provide for early exercise, prior to vesting, rights of repurchase, and rights of first refusal.

In general, the term of stock options granted under the pre-IPO plan may not exceed 10 years; however, many of the stock options currently outstanding under the pre-IPO plan have terms of five years. Generally, the stock option agreements provide that if an optionholder’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionholder, or his or her beneficiary, may exercise any vested options for up to one year in the event of disability, or nine months in the event of death, after the date the service relationship ends. If an optionholder’s service relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionholder may exercise any vested options for up to three months after the date the service relationship ends, unless the terms of the stock option agreement provide for a longer or shorter period to exercise the option.

Acceptable forms of consideration for the purchase of our common stock under the pre-IPO plan include: (i) cash and (ii) at the discretion of our plan administrator at the time of grant, common stock or options previously owned by the optionholder, or other legal consideration approved by our plan administrator.

Limitations. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any affiliate unless the following conditions are satisfied:

•	the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

•	the term of any ISO award must not exceed five years from the date of grant.

Adjustments. In the event that the plan administrator shall determine that any (i) subdivision or consolidation of our common stock, (ii) dividend or other distribution (in the form of our common stock or an extraordinary cash dividend), (iii) recapitalization or other capital adjustment of us or (iv) merger, consolidation or other reorganization of us, or other similar corporate transaction, affects our common stock such that an adjustment is determined by the plan administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the pre-IPO plan, then the plan administrator shall adjust any or all of (x) the number and type of shares (or other securities or property) which thereafter may be made the subject of options under the pre-IPO plan, (y) the number and type of shares (or other securities or property) subject to outstanding options, and (z) the grant, purchase, or exercise price with respect to any option or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding option, subject to applicable law.

Change of Control. The pre-IPO plan provides that, upon the occurrence of a change of control, our board of directors may, in its discretion, determine on a case-by-case basis, that each option granted under the pre-IPO plan shall terminate 30 days after the occurrence of such change in control, but, in the event of any such termination, the optionee shall have the right, exercisable during the 30-day period preceding the occurrence of such change of control, and, in certain circumstances, within 30 days after the occurrence of such change of control, to exercise, in whole or in part, his or her options without regard to the vesting provisions thereof. Under the pre-IPO plan, a change of control generally occurs if (i) a person or entity acquires more than 50% of our combined voting power; (ii) there is change in our board of directors such that a majority of the board ceases to be comprised of continuing directors, as defined in the pre-IPO plan, (iii) our stockholders approve a merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; or (iv) our stockholders approve a plan of complete liquidation of us or an agreement for the sale or disposition of all or substantially all of our assets.

Plan Amendments. Our plan administrator has the authority to amend, suspend or terminate the pre-IPO plan. However, no amendment or termination of the plan may adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of any amendment to the pre-IPO plan to the extent required by applicable law.

2015 Equity Incentive Plan

Concurrently with this offering, we intend to establish the SynCardia Systems, Inc. 2015 Equity Incentive Plan, or the 2015 plan. We expect our board of directors to adopt, and our stockholders to approve, the 2015 plan prior to the completion of this offering. The material terms of the 2015 plan, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the 2015 plan and, accordingly, this summary is subject to change.

The 2015 plan will become effective upon the date of execution of the underwriting agreement pursuant to which our common stock is priced for this offering. Once the 2015 plan is effective, no further grants will be made under the pre-IPO plan.

Stock Awards. The 2015 plan provides for the grant of ISOs, NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, collectively, stock awards, all of which may be granted to employees, including officers, non-employee directors and consultants of ours and our affiliates. Additionally, the 2015 plan provides for the grant of performance cash awards. ISOs may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve. Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2015 plan after the 2015 plan becomes effective is the sum of (i)                  shares, plus (ii) the number of shares remaining available for grant under our pre-IPO plan at the time our 2015 plan becomes effective, plus (iii) any shares subject to outstanding stock options or other stock awards that would have otherwise returned to our pre-IPO plan (such as upon the expiration or termination of a stock award prior to vesting). Additionally, the number of shares of our common stock reserved for issuance under our 2015 plan will automatically increase on January 1 of each year, beginning on January 1,          (assuming the 2015 plan becomes effective before such date) and continuing through and including January 1,         , by     % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of ISOs under our 2015 plan is                  shares.

No person may be granted stock awards covering more than                  shares of our common stock under our 2015 plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted in a calendar year a performance stock award covering more than                  shares or a performance cash award having a maximum value in excess of $        . Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under the 2015 plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2015 plan. In addition, the following types of shares under the 2015 plan may become available for the grant of new stock awards under the 2015 plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2015 plan may be previously unissued shares or reacquired shares bought by us on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2015 plan.

Administration. Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2015 plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, and (2) determine the number of shares of common stock to be subject to such stock awards. Subject to the terms of the 2015 plan, our board of directors or the authorized committee, referred to herein as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2015 plan. Subject to the terms of our 2015 plan, the plan administrator has the authority to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options. Incentive and non-statutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2015 plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2015 plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2015 plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Tax Limitations On Incentive Stock Options. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2015 plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2015 plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation right agreement provide otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2015 plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholder’s equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) implementation or completion of projects or processes; (25) customer satisfaction; (26) stockholders’ equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; and (33) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other non-recurring charges; (2) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated goals; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (a) the class and maximum number of shares reserved for issuance under the 2015 plan, (b) the class and maximum number of shares by which the share reserve may increase automatically each year, (c) the class and maximum number of shares that may be issued upon the exercise of ISOs, (d) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2015 plan) and (e) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate; or

•	make a payment equal to the excess of (a) the value of the property the participant would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2015 plan, a corporate transaction is generally the consummation of (i) a sale or other disposition of all or substantially all of our consolidated assets, (ii) a sale or other disposition of at least 90% of our outstanding securities, (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change of Control. The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change of control. Under the 2015 plan, a change of control is generally (i) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (ii) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; (iii) a consummated sale, lease or exclusive license or other disposition of all or substantially all of our consolidated assets; or (iv) our complete liquidation or dissolution (or the approval by our stockholders or our board of directors of our complete liquidation or dissolution).

Amendment and Termination. Our board of directors has the authority to amend, suspend, or terminate our 2015 plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2015 plan.

2015 Employee Stock Purchase Plan

Concurrently with this offering, we intend to establish the SynCardia Systems, Inc. 2015 Employee Stock Purchase Plan, or the ESPP. We expect our board of directors to adopt, and our stockholders to approve, the ESPP prior to the completion of this offering. The material terms of the ESPP, as it is currently contemplated, are summarized below. Our board of directors is still in the process of developing, approving and implementing the ESPP and, accordingly, this summary is subject to change.

The ESPP will become effective upon the date of execution of the underwriting agreement pursuant to which our common stock is priced for this offering. The purpose of the ESPP is to retain the services of new employees and secure the services of new and existing employees while providing incentives for such individuals to exert maximum efforts toward our success and that of our affiliates.

Share Reserve. Following this offering, the ESPP authorizes the issuance of                  shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1,          (assuming the ESPP becomes effective before such date) through January 1,          by the lesser of (a) % of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (b)                  shares, or (c) a number determined by our board of directors that is less than (a) and (b). The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors has delegated its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large non-recurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (a) the number of shares reserved under the ESPP, (b) the maximum number of shares by which the share reserve may increase automatically each year and (c) the number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions. In the event of certain significant corporate transactions, including: (i) a sale of all our assets, (ii) the sale or disposition of 90% of our outstanding securities, (iii) the consummation of a merger or consolidation where we do not survive the transaction, and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

Plan Amendments, Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances any such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Director Compensation

Historically, we have not paid cash or equity compensation to directors who are also our employees for service on our board of directors. We have reimbursed and will continue to reimburse all of our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.

Harry George, our former Chairman of the Board, was appointed to this role on August 7, 2013. As compensation, our board of directors approved an annualized fee to Mr. George of $100,000 beginning October 1, 2013. Mr. George resigned as Chairman of the Board in October 2014.

Mr. Salzman receives an annual fee of $50,000 for his services as a member of our board, which commenced in August 2013. In May 2014, our board of directors approved additional compensation for Mr. Salzman of $50,000, to be paid over a six month period, in connection with Mr. Salzman’s assistance on several board level strategic and financial projects. Upon becoming Chairman of the Board in November 2014, our board of directors approved an annual fee of $50,000. Mr. Salzman was granted an option to purchase 50,000 shares of our common stock on May 21, 2014, an option to purchase 25,000 shares on November 19, 2014 and an additional option to purchase 100,000 shares on April 17, 2015.

Ms. DiCiccio receives an annual fee of $50,000 for her services as a member of our board, which commenced in March 2015. Ms. DiCiccio was granted an option to purchase 25,000 shares of our common stock on March 18, 2015.

Each of Dr. Copeland, Mr. Cox, Mr. Fahoury and Dr. Goldberg were granted an option to purchase 25,000 shares of our common stock on November 19, 2014.

The following table sets forth in summary form information concerning the compensation that we paid or awarded during the year ended December 31, 2014 to each of our non-employee directors:

Name(1)	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	All Other Compensation($)		Total ($)
Jack G. Copeland, M.D.	—	24,250	35,000	(3)	59,250
Thomas K. Cox	—	24,250	—		24,250
Doug Fahoury	—	24,250	—		24,250
Harry George	101,722	—	—		101,722
Mark G. Goldberg, M.D.	—	24,250	—		24,250
Eric Salzman	100,000	39,250	—		139,250

(1)	Mr. Garippa was an employee director during 2014 and his compensation is fully reflected in the “—Summary Compensation Table” above. Mr. Garippa did not receive any compensation in 2014 for services provided as a member of our board of directors.
(2)	Amounts listed in this column represent the aggregate grant date fair value of option awards granted during 2014 computed in accordance with ASC 718. Assumptions used in the calculation of these amounts are included in Note 13 to our Financial Statements. These amounts do not reflect the actual economic value that will be realized by our non-employee directors upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options. All option awards were granted to our non-employee directors under our Long Term Incentive Plan. The option granted to Mr. Salzman on May 21, 2014 vests in equal annual installments over a five-year period beginning one year following the vesting commencement date. All options granted on November 19, 2014 vest in equal monthly installments over a five-year period. All options have a five-year term and are subject to full vesting acceleration in the event of a change of control under certain circumstances as described in the pre-IPO plan. The aggregate number of shares subject to outstanding option awards held by each of our non-employee directors as of December 31, 2014 was as follows: Dr. Copeland: 25,000 outstanding and unexercised; Mr. Cox: 60,000 outstanding and unexercised; Mr. Fahoury: 25,000 outstanding and unexercised; Mr. George: 60,000 outstanding and unexercised; Dr. Goldberg: 30,000 outstanding and unexercised; Mr. Salzman: 110,000 outstanding and unexercised. We have not granted any options or other equity awards to Dr. Copeland or Mr. Fahoury.
(3)	Amount represents fees paid to Dr. Copeland for proctoring implants performed by new SynCardia Certified Centers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2012 to which we have been a party, in which the amount involved in the transaction exceeded $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.”

Series E Preferred Stock Financings

From January 1, 2012 through March 22, 2013, we issued and sold to investors an aggregate of 732,058 shares of our Series E preferred stock at a price of $6.15 per share, for aggregate consideration of $4,502,157. In addition, we issued and sold to such investors warrants to purchase an additional 732,058 shares of Series E preferred stock at an exercise price of $6.15 per share.

The participants in the Series E preferred stock financings described above included the following directors, officers and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares issued to these related parties in these financings:

Participants	Series E Preferred Stock	Warrants to Purchase Series E Preferred Stock	Aggregate Purchase Price
Rodger Ford and entities affiliated with Rodger Ford (1)
Rodger Ford	372	372	$2,288
Startender, LLC	36,794	36,794	$226,283
J. David Mackstaller and entities affiliated with J. David Mackstaller (2)
J. David Mackstaller	371	371	$2,282
Catalina Investors, LLC	16,261	16,261	$100,005
Corevest Capital, LLLP	36,794	36,794	$226,283
Entities affiliated with Doug Fahoury (3)
Iron Gate Investments XIV LLC	170,732	170,732	$1,050,002
Jack G. Copeland, M.D. (4)	6,700	6,700	$41,205
Mark C. Goldberg, M.D. (5)	1,219	1,219	$7,497
Michael Garippa (6)	1,000	1,000	$6,150
Marvin J. Slepian, M.D. (7)	13,010	13,010	$80,012
Entities affiliated Mark Solon (8)
Highway 12 Venture Fund II, L.P.	27,324	27,324	$168,043
Highway 12 Venture Fund II-B, L.P.	44,361	44,361	$272,820

(1)	Rodger Ford, our previous Chief Executive Officer and a previous member of our board of directors, is an affiliate of Startender, LLC.
(2)	J. David Mackstaller, our previous VP of Sales and Marketing and a previous member of our board of directors, is an affiliate of Catalina Investors, LLC and Corevest Capital, LLLP.
(3)	Doug Fahoury, a member of our board of directors, is an affiliate of Iron Gate Investments XIV LLC.
(4)	Jack G. Copeland, M.D. is a member of our board of directors.
(5)	Mark C. Goldberg, M.D. is a member of our board of directors.
(6)	Michael Garippa is our Chief Executive Officer and a member of our board of directors.
(7)	Marvin J. Slepian, M.D. is our Chief Scientific and Medical Officer and Chairman of the Science Advisory Board, and was previously a member of our board of directors.
(8)	Mark Solon, a previous member of our board of directors, is an affiliate of Highway 12 Venture Fund II, L.P. and Highway 12 Venture Fund II-B, L.P.

Series F Preferred Stock Financings

From September 2014 through March 2015, we issued and sold $22.6 million of our Series F Preferred to investors at a price of $1.39 per share. In connection with the closing of the Initial Series F Financing, all shares of our then-existing convertible preferred stock were converted into shares of common stock, including an additional 1,255,024 shares of common stock pursuant to the antidilution provisions of our certificate of incorporation, and we issued 4,737,567 shares of common stock in respect of accrued dividends on our then-existing preferred stock

The participants in the Series F Preferred financings described above included the following directors, officers and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares issued to these related parties in these financings:

Participants	Series F Preferred Stock Purchased	Aggregate Purchase Price	Issuance of Additional Shares For Accrued Dividends	Issuance of Additional Shares Pursuant to Anti- Dilution Provisions (1)
J. David Mackstaller and entities affiliated with J. David Mackstaller(2)
J. David Mackstaller	—	—	148	102
Metric Capital, LLC	17,985	$24,999	26,392	—
Corevest Capital, LLLP	53,960	$75,004	40,451	17,873
Core IRA Holdings, LLC	—	—	4,991	355
Catalina Investors, LLC	—	—	6,122	4,483
Rodger Ford and entities affiliated with Rodger Ford(3)
Rodger Ford	—	—	149	103
Arizona Equities Investor Group, Limited Partnership, LLP	—	—	24,578	—
Nicholson Investors L.P.	—	—	12,339	—
Nicholson Investors Limited Partnership, LLLP	—	—	44,635	2,241
Startender, LLC	—	—	121,273	18,662
Entities affiliated with Doug Fahoury
Iron Gate Investments XIV LLC	2,410,072	$3,350,000	115,358	110,952
Michael Garippa	—	—	126	276
Harry George (4)	14,100	$19,599	12,594	897
Jack G. Copeland, M.D.	15,000	$20,850	15,793	8,123
Thomas K. Cox and entities affiliated with Thomas K. Cox(5)
Thomas K. Cox	25,179	$34,999	—	—
Seneca Health Partners LP I	—	—	85,527	43,709
Seneca-SynCardia Co-Investment Fund, LLC	—	—	8,827	4,483
Mark C. Goldberg, M.D.	28,777	$40,000	105,801	11,095

(1)	Includes shares issuable upon the exercise of warrants.
(2)	J. David Mackstaller is an affiliate of Metric Capital, LLC and Core IRA Holdings, LLC.
(3)	Rodger Ford is an affiliate of Arizona Equities Investor Group, Limited Partnership, LLP, Nicholson Investors L.P. and Nicholson Investors Limited Partnership, LLLP.
(4)	Harry George was previously our Chairman of the Board.
(5)	Thomas K. Cox is an affiliate of Seneca Health Partners LP I and Seneca-SynCardia Co-Investment Fund, LLC.

Transactions with Athyrium, SWK and DECC

On February 13, 2015, we entered into an Amended and Restated Second Lien Credit, Note Purchase Exchange and Termination Agreement, or the Credit and Note Purchase Agreement, with Cantor Fitzgerald, as agent, Athyrium Opportunities Fund (A) LP and Athyrium Opportunities Fund (B) LP, collectively referred to as Athyrium, SWK Funding LLC, or SWK, and Delta Electronics Capital Company, or DECC. Under the Credit and Note Purchase Agreement, in exchange for the obligations then outstanding under our Second Lien Credit Agreement, we issued to Athyrium and SWK $11.5 million aggregate principal amount of Convertible Notes and 1,798,563 shares of our Series F Preferred, at $1.39 per share for proceeds totaling $2.5 million and we paid

Athyrium and SWK $3.0 million in cash. We also sold and issued an additional $3.0 million Convertible Note under this agreement to DECC, and concurrently issued 3,776,979 shares of our Series F Preferred at $1.39 per share to DECC and Athyrium for proceeds totaling $5.3 million. In connection with the Credit and Note Purchase Agreement, we also entered into a Third Amendment to Amended and Restated Credit Agreement with Cantor Fitzgerald, as agent, Athyrium and SWK, which amended certain provisions of the Amended and Restated Credit Agreement dated December 13, 2013.

On June 19, 2015, we entered into a Waiver and Fourth Amendment to Amended and Restated Credit Agreement and Waiver and Amended and Restated Second Lien Credit, Note Purchase Exchange and Termination Agreement, with Cantor Fitzgerald, as agent, and Athyrium and SWK to waive certain covenant breaches and technical events of default. We also entered into an Add-On Term Loan, which increased our outstanding debt by $6.0 million. We issued warrants to purchase an aggregate of 320,513 shares of common stock at $0.78 to SWK and 448,718 shares of common stock at $0.78 to Athyrium in conjunction with this transaction.

As a result of these transactions, Athyrium, SWK and DECC each became owners of more than 5% of our capital stock. For additional information on these transactions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” appearing elsewhere in this prospectus.

Stockholders’ Agreement

In connection with our preferred stock financings, we entered into an amended and restated stockholders’ agreement containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our convertible preferred stock and certain holders of our common stock. The stockholders’ agreement will terminate upon the closing of this offering, except for the registration rights granted under the stockholders’ agreement, as more fully described below in “Description of Capital Stock – Registration Rights.”

Compensation Arrangements

We have entered into employment agreements and arrangements with certain of our executive officers and have granted stock options to our executive officers and certain of our directors, as more fully described in “Executive and Director Compensation.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in “Executive and Director Compensation.”

Indemnification Agreements

We have entered into, and intend to continue to enter into, separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Policies and Procedures for Transactions with Related Persons

We are in the process of adopting a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000.

Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any executive officer, director or a holder of more than 5% of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or other independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. Our policy requires that, in reviewing a related-person transaction, our audit committee must consider, in light of known circumstances, and determine in the good faith exercise of its discretion whether the transaction is in—or is not inconsistent with—the best interests of us and our stockholders. We did not previously have a formal policy concerning transactions with related persons, and all of the transactions described above were entered into prior to the adoption of the written policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our current directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

The ownership information contained in the table below is based on                  shares of common stock outstanding as of July 31, 2015, assuming conversion of all of our Series F Preferred outstanding as of July 31, 2015 into 16,230,991 shares of our common stock and the conversion of $14.5 million aggregate principal amount of our convertible notes (plus accrued interest thereon) into shares of our common stock, assuming an initial public offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) and a conversion date of                     . The percentage ownership information under the column entitled “After offering” assumes the sale of                  shares of common stock in this offering.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before September 29, 2015, which is 60 days after July 31, 2015. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o SynCardia Systems, Inc., 1992 East Silverlake Road, Tucson, Arizona 85713.

Name and address of beneficial owner	Number of shares beneficially owned	Percentage of shares beneficially owned
		Before offering	After offering
5% or greater stockholders
Rodger Ford (1)	2,161,514
1600 N. Kolb Road, Suite 118
Tucson, AZ 85715
J. David Mackstaller (2)	1,889,973
2272 E. Drachman Street
Tucson, AZ 85719
Iron Gate Investments XIV LLC (3)	3,556,378
3000 Pearl Street, Suite 201
Boulder, CO 80301
Athyrium Opportunities Fund (A) LP and Athyrium Opportunities Fund (B) LP(4)
c/o Athyrium Capital Management, LP
530 Fifth Avenue
Floor 25
New York, NY 10036
SWK Holdings Corporation (5)
14755 Preston Road, Suite 105
Dallas, Texas 75254
Delta Electronics Capital Company (6)
3F, 99, Ruihu Street
Neihu, Taipei 11494
Taiwan, R.O.C.
Directors and named executive officers
Michael Garippa (7)	773,649
Douglas Nutter (8)	69,805
Kirk Collamer (9)	20,331
Jack G. Copeland, M.D. (10)	218,851
Thomas K. Cox (11)	365,872
Mark C. Goldberg, M.D. (12)	339,861
Eric Salzman (13)	36,499
Doug Fahoury (14)	3,556,378
Wendy DiCicco (15)	2,500
All current executive officers and directors as a group (10 persons) (16)	5,424,628

*	Represents beneficial ownership of less than 1%.
(1)	Consists of (a) 995,132 shares of common stock held by Rodger Ford, (b) 474 shares of common stock issuable upon exercise of common stock warrants held by Rodger Ford, (c) 70,149 shares of common stock held by Arizona Equities Investor Group, Limited Partnership, LLP, or Arizona Equities, (d) 30,338 shares of common stock held by Nicholson Investors L.P., or Nicholson Investors, (e) 128,928 shares of common stock held by Nicholson Investors Limited Partnership, LLLP, or Nicholson Investors Limited, (f) 114,100 shares of common stock held by Omnes Pro Uno, LLC, or Omnes, (g) 718,405 shares of common stock held by Startender, LLC, or Startender, (h) 46,938 shares of common stock issuable upon the exercise of common stock warrants held by Startender and (i) 57,050 shares of common stock held by VAF, LLLP, or VAF. Rodger Ford is a President of Arizona Equities, Vice President of Nicholson Investors, Vice President of Nicholson Investors Limited, Manager of Omnes, Manager of Startender and Vice President of VAF and, as such, has sole voting and dispositive power with respect to the shares held by these entities.
(2)

Consists of (a) 621 shares of common stock held by J. David Mackstaller, (b) 473 shares of common stock issuable upon exercise of common stock warrants held by J. David Mackstaller, (c) 1,141,000 shares of common stock held by the JDM Irrevocable Trust UA, dated December 24, 2002, or the JDM Irrevocable Trust, (d) 75,362 shares of common stock held by Metric Capital, LLC, or Metric Capital, (e) 17,985 shares of common stock issuable upon conversion of convertible preferred stock held by Metric Capital, (f) 26,866 shares of common stock held by Catalina Investors, LLC, or Catalina Investors, (g) 20,744 shares of common stock issuable upon the exercise of common stock warrants held by Catalina Investors, (h) 14,340 shares of common stock held by Core IRA Holdings, LLC, or Core IRA, (i) 491,684 shares of common stock held by Corevest Capital, LLLP, or Corevest Capital, (j) 53,960 shares of common stock issuable upon conversion of convertible preferred stock held by Corevest Capital and (k) 46,938 shares of common stock issuable upon the exercise of common stock warrants held by Corevest Capital. J. David Mackstaller is Trustee of the JDM Irrevocable Trust, Manager of Metric Capital, Manager of Catalina Investors, Manager of Core IRA, Manager and General Partner of Corevest Capital and, as such, has sole voting and dispositive power with respect to the shares held by these entities.
(3)	Consists of (a) 628,749 shares of common stock, (b) 513,391 shares of common stock issuable upon the exercise of common stock warrants, (c) 2,410,072 shares of common stock issuable upon conversion of convertible preferred stock and (d) 4,166 shares of common stock issuable upon the exercise of options exercisable within 60 days of July 31, 2015 held by Doug Fahoury. Doug Fahoury is Managing Director of Iron Gate Investments XIV LLC, or Iron Gate, and has sole voting and dispositive power with respect to the shares held by Iron Gate.
(4)	Consists of (a) 1,460,768 shares of common stock issuable upon conversion of convertible preferred stock held by Athyrium Opportunities Fund (A) LP, or Athyrium Fund A, (b) shares of common stock issuable upon the conversion of $3 million principal amount of convertible notes (plus accrued interest thereon), assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and a conversion date of , held by Athyrium Fund A, (c) 480,944 shares of common stock issuable upon the exercise of common stock warrants held by Athyrium Fund A, (d) 807,754 shares of common stock issuable upon conversion of convertible preferred stock held by Athyrium Opportunities Fund (B) LP, or Athyrium Fund B, and collectively with Athyrium Fund A, the Funds, (e) shares of common stock issuable upon the conversion of $1.6 million principal amount of convertible notes (plus accrued interest thereon), assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and a conversion date of , held by Athyrium Fund B and (f) 265,945 shares of common stock issuable upon the exercise of common stock warrants held by Athyrium Fund B. Athyrium Opportunities Associates LP, or Associates LP, is the general partner of the Funds and Athyrium Opportunities Associates GP LLC, or Associates GP, is the general partner of Associates LP. Athyrium Capital Management, LP, or ACM, is a member of Associates GP and an investment adviser to Athyrium Opportunities Advisers LLC, or Opportunities Advisers. Athyrium Capital Holdings, LLC, or ACH, is the general partner of ACM. Jeffrey A. Ferrell is the Managing Member of ACH. Opportunities Advisers is an investment adviser to Associates GP. NB Alternatives Advisers LLC, or Alternatives Advisers, is the sole member of Opportunities Advisers. NB Alternatives GP Holdings LLC, or Alternatives GP, is a member of Associates GP. NB Alternatives Holdings LLC, or Alternatives Holdings, is the sole member of Alternatives GP and a member of Alternatives Advisers. Neuberger Berman AA LLC, NB AA, is a member of Alternatives Holdings and of Alternatives Advisers. Neuberger Berman Group LLC, NB Group, is a member of Alternatives Holdings and the sole member of NB AA. Based on the foregoing, Associates LP, Associates GP, ACM, ACH, Jeffrey A Ferrell, Opportunities Advisers, Alternatives Advisers, Alternatives GP, Alternatives Holdings, NB AA and NB Group may be deemed to have indirect beneficial ownership of the securities held by the Funds and may be deemed to have shared voting and investment control over the securities held by the Funds.
(5)	Consists of (a) 165,374 shares of common stock issuable upon conversion of convertible preferred stock held by SWK Funding LLC, or SWK Funding, (b) shares of common stock issuable upon the conversion of $6.9 million principal amount of convertible notes (plus accrued interest thereon), assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and a conversion date of , held by SWK Funding, (c) 345,513 shares of common stock issuable upon the exercise of common stock warrants held by SWK Funding and (d) 2,158,275 shares of common stock issuable upon conversion of convertible preferred stock held by SWK Holdings Corporation, or SWK Holdings. SWK Funding is managed by its sole member, SWK Holdings. J. Brett Pope, Chief Executive Officer of SWK Holdings, and Winston Black, Managing Director of SWK Holdings, hold voting and investment control over the securities held by SWK Funding and SWK Holdings.
(6)	Consists of (a) 2,338,130 shares of common stock issuable upon conversion of convertible preferred stock held by Delta Electronics Capital Company, or DECC, and (b) shares of common stock issuable upon the conversion of $3 million principal amount of convertible notes (plus accrued interest thereon), assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and a conversion date of , held by DECC. Lanford Liu, as Chairman and Chief Executive Officer of DECC, exercises sole voting and investment control over the securities held by DECC.
(7)	Consists of (a) 91,401 shares of common stock, (b) 680,973 shares of common stock issuable upon the exercise of options exercisable within 60 days of July 31, 2015 and (c) 1,275 shares of common stock issuable upon the exercise of common stock warrants.
(8)	Consists of 69,805 shares of common stock issuable upon the exercise of options exercisable within 60 days of July 31, 2015.
(9)	Consists of 20,331 shares of common stock issuable upon the exercise of options exercisable within 60 days of July 31, 2015.
(10)	Consists of (a) 182,842 shares of common stock, (b) 16,843 shares of common stock issuable upon the exercise of common stock warrants, (c) 15,000 shares of common stock issuable upon conversion of convertible preferred stock and (d) 4,166 shares of common stock issuable upon the exercise of options exercisable within 60 days of July 31, 2015.

(11)	Consists of (a) 25,179 shares of common stock issuable upon conversion of convertible preferred stock held by Thomas K. Cox, (b) 18,166 shares of common stock issuable upon the exercise of options exercisable within 60 days of July 31, 2015, (c) 287,772 shares of common stock held by Seneca Health Partners LP I, or Seneca Health, (d) 5,185 shares of common stock issuable upon the exercise of common stock warrants held by Seneca Health and (e) 29,570 shares of common stock held by Seneca-SynCardia Co-Investment Fund, LLC, or Seneca-SynCardia. Seneca Partners GP, LLC, or Seneca Partners GP, is the General Partner of Seneca Health. Seneca Partners, Inc. is the Manager of Seneca-SynCardia and the sole member of Seneca Partners GP. Thomas K. Cox is Managing Director of Seneca Partners, Inc. and, as such, may be deemed to share voting and dispositive power with respect to the shares held by this entity.
(12)	Consists of (a) 300,363 shares of common stock, (b) 9,166 shares of common stock issuable upon the exercise of options exercisable within 60 days of July 31, 2015, (c) 1,555 shares of common stock issuable upon the exercise of common stock warrants and (d) 28,777 shares of common stock issuable upon conversion of convertible preferred stock.
(13)	Consists of 36,499 shares of common stock issuable upon the exercise of options exercisable within 60 days of July 31, 2015.
(14)	Consists of the shares of capital stock held by Iron Gate referred to in footnote (3) above. Doug Fahoury is Managing Director of Iron Gate and has sole voting and dispositive power with respect to the shares held by Iron Gate.
(15)	Consists of 2,500 shares of common stock issuable upon the exercise of options exercisable within 60 days of July 31, 2015.
(16)	Consists of the shares of capital stock referred to in footnotes (7), (8), (10), (11), (12), (13), (14) and (15) above. In addition, our other current executive officers owned (a) 5,000 shares of common stock and (b) 56,213 shares of common stock issuable upon the exercise of options exercisable within 60 days of July 31, 2015.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. All of our authorized preferred stock upon the closing of this offering will be undesignated. The following is a summary of the rights of our common and preferred stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.

Common Stock

Outstanding Shares

As of June 30, 2015, there were 19,716,271 shares of common stock outstanding, held of record by 296 stockholders. This amount excludes our outstanding shares of preferred stock, which will convert into 16,230,991 shares of common stock. Based on the 19,716,271 shares of common stock outstanding as of June 30, 2015, and assuming (1) the conversion of all our Series F Preferred outstanding as of June 30, 2015 into 16,230,991 shares of our common stock, (2) the conversion of $14.5 million aggregate principal amount of our convertible notes (plus accrued interest thereon) into                  shares of our common stock, assuming an initial public offering price of $          per share (the mid-point of the price range set forth on the cover page of this prospectus) and a conversion date of                      and (3) the issuance by us of shares of common stock in this offering, there will be                  shares of common stock outstanding upon the closing of this offering.

Voting

Our common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

As of June 30, 2015, there were 16,230,991 shares of preferred stock outstanding, held of record by 123 stockholders. Upon the closing of this offering, all outstanding shares of preferred stock will have been converted into 16,230,991 shares of our common stock. Upon the closing of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Options and Warrants

As of June 30, 2015, there were 3,808,694 shares of common stock subject to outstanding options under our equity incentive plan.

As of June 30, 2015, there were warrants to purchase 3,979,237 shares of our common stock outstanding. Each of these warrants entitles the holder to purchase shares of common stock at prices between $0.37 and $4.82 per share. Upon the closing of this offering, unless exercised prior to the closing of this offering, warrants to purchase 38,537 shares of our common stock will terminate.

Registration Rights

Following the closing of this offering, certain holders of our common stock, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to an amended and restated stockholders’ agreement by and among us and certain of our stockholders.

Demand Registration Rights

At any time beginning 180 days following the effective date of this registration statement, the holders of a majority of the registrable securities, as defined in the amended and restated stockholders’ agreement, have the right to make up to two demands that we file a registration statement under the Securities Act covering such holders’ registrable securities then outstanding (provided that the anticipated aggregate offering price of securities requested to be sold under such registration statement shall not be less than $5.0 million), subject to specified exceptions.

Form S-3 Registration Rights

If we are eligible to file a registration statement on Form S-3, the holders of a at least 20% or more of the outstanding registrable securities have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $0.5 million, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights

If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement (except with respect to this offering, for which the holders have waived any and all rights to have their shares included). The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Expenses of Registration

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights discussed above will terminate two years following the closing of this offering or, as to a given holder of registrable securities, when such holder is able to sell all of its registrable securities in a single 90-day period under Rule 144 of the Securities Act.

Athyrium Registration Rights Agreement

In connection with our March 2013 debt financing with Athyrium, we entered into a registration rights agreement pursuant to which Athyrium has “piggyback” registration rights similar to those under the amended and restated stockholders’ agreement described above. The piggyback registration rights granted to Athyrium and its permitted successors and assigns under the registration rights agreement will terminate, as to a given holder of registrable securities under such registration rights agreement, when such holder is able to sell all of its registrable securities in a single 90-day period under Rule 144 of the Securities Act.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Nasdaq Global Market Listing

We have applied for listing of our common stock on the Nasdaq Global Market under the symbol “TAHT.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The transfer agent and registrar’s address is                     .

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of                  shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of June 30, 2015, upon the closing of this offering,                  shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares of common stock and no exercise of options. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining                  shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements at least 180 days after the date of this offering.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold by:

•	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

•	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

As of June 30, 2015, options to purchase a total of 3,808,694 shares of common stock were outstanding, of which 1,107,910 were vested. Of the total number of shares of our common stock issuable under these options, substantially all are subject to contractual lock-up agreements with us or the underwriters described below under “Underwriting” and will become eligible for sale at the expiration of those agreements unless held by an affiliate of ours.

Lock-Up Agreements

We, along with our directors, executive officers and substantially all of our other stockholders and option holders, have agreed that for a period of 180 days after the date of this prospectus, subject to specified exceptions, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. Upon expiration of the “lock-up” period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See “Registration Rights” below.

Registration Rights

Upon the closing of this offering, the holders of                  shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2015 plan and the ESPP. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income and estate taxes that may be relevant to Non-U.S. Holders in light of their particular circumstances, does not consider the potential application of the alternative minimum or Medicare contribution tax, does not deal with foreign, state and local tax consequences and does not address U.S. federal tax consequences other than income and estate taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as financial institutions, insurance companies, tax-exempt organizations, foreign governments, international organizations, broker-dealers and traders in securities, U.S. expatriates, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or integrated investment or other risk reduction strategy, partnerships and other pass-through entities, and investors in such pass-through entities or an entity that is treated as a disregarded entity for U.S. federal income tax purposes (regardless of its place of organization or formation). Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

The following discussion is for general information only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income and estate tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under other U.S. federal tax laws or the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that has not been excluded from this discussion and is not a U.S. Holder. A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes (a) an individual who is a citizen or resident of the United States, (b) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Distributions

Subject to the discussion below, distributions, if any, made on our common stock to a Non-U.S. Holder of our common stock to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN, W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. In the case of a Non-U.S. Holder that is an entity, Treasury regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates, unless a specific treaty exemption applies. A Non-U.S. Holder that is a corporation for U.S. federal income tax purposes that receives effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will constitute a non-taxable return of capital and will first reduce your adjusted basis in our common stock, but not below zero, and then will be treated as gain and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder’s holding period. In general, we would be a United States real property holding corporation if interests in U.S. real estate comprised (by fair market value) at least half of our total worldwide interests in real property plus our business assets. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, such treatment will not cause gain realized by a Non-U.S. Holder on a disposition of our common stock to be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will qualify or continue to qualify as regularly traded on an established securities market.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, unless a specific treaty exemption applies, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (b) above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

Information Reporting Requirements and Backup Withholding

Generally, we or certain financial middlemen must report information to the IRS with respect to any dividends we pay on our common stock including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed appropriate IRS Form W-8 or otherwise establishes an exemption. The current backup withholding rate is 28%.

Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds from a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed appropriate IRS Form W-8 or otherwise meets documentary evidence requirements for establishing Non-U.S. Holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is considered effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

If backup withholding is applied to you, you should consult with your own tax advisor to determine if you are able to obtain a tax benefit or credit with respect to such backup withholding.

Foreign Accounts

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a 30% withholding tax on certain types of payments made to certain non-U.S. entities unless various due diligence, reporting, withholding, and certification requirements are satisfied.

As relevant to this offering, the 30% withholding tax under FATCA generally applies to dividends on, and gross proceeds from the sale or other disposition of, our common stock if paid to a non-U.S. entity (including a foreign financial institution that holds our stock on behalf of a Non-U.S. Holder), unless the non-U.S. entity (i) is a “foreign financial institution” that enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) is a “non-financial foreign entity” that provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding its direct and indirect U.S. owners, or (iii) otherwise is excepted under FATCA.

Different rules may apply to Non-U.S. Holders resident in jurisdictions that have entered into intergovernmental agreements with the United States.

Pursuant to the delayed effective dates provided for in the final regulations, the required withholding currently applies to dividends on our common stock and will apply beginning on January 1, 2017, with respect to gross proceeds from a sale or other disposition of our common stock.

If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Federal Estate Tax

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise, even though such individual was not a citizen or resident of the United States at the time of his or her death.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS ANY STATE, LOCAL, NON-U.S. OR OTHER U.S. FEDERAL TAX LAWS.

UNDERWRITING

Roth Capital Partners, LLC, 730 Fifth Avenue, New York, NY 10019, is acting as representative of each of the underwriters named below and as sole book-running manager of this offering. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Roth Capital Partners, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of our common stock.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

Contemporaneously with the closing of this offering, we will issue to the underwriters warrants for     % of the securities issued in this offering at an exercise price equal to $         per share. We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $        . We also have agreed to reimburse the underwriters for up to $         for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee and the warrants issued to the underwriters are deemed underwriting compensation for this offering.

Option to Purchase Additional Shares

We have granted an option to the underwriters for a period of 30 days after the date of the underwriting agreement relating to this offering to purchase up to                  additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Roth Capital Partners, LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap, agreement or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NASDAQ Global Market Listing

We have applied to list our common stock on the NASDAQ Global Market, subject to notice of issuance, under the symbol “TAHT.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option described above. The underwriters may close out any covered short position by either exercising their option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the closing of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.

Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

We, the representative and each of our and the representative’s affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This prospectus is not an approved prospectus for purposes of the UK Prospectus Rules, as implemented under the EU Prospectus Directive (2003/71/EC), and has not been approved under section 21 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”) by a person authorized under FSMA. The financial promotions contained in this prospectus are directed at, and this prospectus is only being distributed to, (1) persons who receive this prospectus outside of the United Kingdom, and (2) persons in the United Kingdom who fall within the exemptions under articles 19 (investment professionals) and 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as “Relevant Persons”). This prospectus must not be acted upon or relied upon by any person who is not a Relevant Person. Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person that is not a Relevant Person.

The underwriters have represented, warranted and agreed that:

•	they have only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA in connection with the issue or sale of any of the shares of common stock in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and

•	they have complied with and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Diego, California. Covington  & Burling LLP, New York, New York is counsel to the underwriters in connection to this offering.

EXPERTS

The consolidated financial statements as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm (the report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern), appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing us at 1992 East Silverlake Road, Tucson, Arizona 85713 or telephoning us at (520) 545-1234.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at www.syncardia.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is incorporated by reference in, and is not part of, this prospectus.

SYNCARDIA SYSTEMS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

SynCardia Systems, Inc.

Tucson, Arizona

We have audited the accompanying consolidated balance sheets of SynCardia Systems, Inc. (“Company”) as of December 31, 2014 and 2013 and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SynCardia Systems, Inc. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has had recurring losses and negative cash flows from operations and has an accumulated deficit of approximately $118.7 million at December 31, 2014. These conditions among others raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 16 to the financial statements, the financial statements for 2013 and 2012 have been restated to correct misstatements related to classification of expenses and debt.

As discussed in Note 18 to the financial statements, the Company adopted ASU No. 2015-03, “Interest–Imputation of Interest” on June 30, 2015. This standard changed the presentation of debt issuance costs by requiring those costs to be presented in the balance sheet as a direct reduction from the carrying amount of the related debt. These changes were applied retrospectively to all periods presented.

/s/ BDO USA, LLP

Phoenix, Arizona

April 14, 2015, except for the first table in Note 7 and Note 18 which are as of August 17, 2015.

SYNCARDIA SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	December 31,
	2014 (Adjusted)	2013 (Restated)
ASSETS
Current assets:
Cash and cash equivalents	$4,643	$13,135
Accounts receivable, net of allowances of $452 and $550, respectively	1,469	1,454
Inventories, net of allowances of $204 and $134, respectively	5,376	4,002
Other assets	1,495	933

Total current assets	12,983	19,524
Property and equipment, net	5,032	6,345

Total assets	$18,015	$25,869

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Short-term notes payable	$812	$1,133
Current portion of long-term debt	25,355	24,434
Current portion of capital lease obligations	1,020	1,534
Accounts payable	3,080	3,022
Accrued expenses and other current liabilities	4,006	2,100
Deferred revenue	1,751	8,060
Customer deposits	7,639	3,990

Total current liabilities	43,663	44,273

Long-term liabilities
Long-term debt, net of current portion	140	223
Capital lease obligations, net of current portion	130	1,150
Warrant liability	148	43
Other long term liabilities	75	375

Total long-term liabilities	493	1,791

Total liabilities	44,156	46,064

Commitments and contingencies
Redeemable convertible preferred stock	10,989	80,388
Stockholders’ deficit:
Common stock; $0.01 par value; 40,000,000 and 20,218,160 shares authorized; 18,831,520 and 3,499,595 issued and outstanding as of December 31, 2014 and 2013	188	35
Additional paid in capital	81,404	—
Accumulated comprehensive income	9	8
Accumulated deficit	(118,731)	(100,626)

Total stockholders’ deficit	(37,130)	(100,583)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$18,015	$25,869

See notes to consolidated financial statements

SYNCARDIA SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands except share and per share data)

	For the years ended December 31,
	2014	2013 (Restated)	2012 (Restated)
Product revenue	$15,059	$19,468	$14,658
Training revenue	319	1,161	1,740

Total revenue	15,378	20,629	16,398

Cost of revenue	7,763	7,530	7,091

Gross profit	7,615	13,099	9,307

Operating expenses:
Selling, general and administrative expenses	14,314	14,217	13,761
Research and development	4,393	5,381	3,354

Total operating expenses	18,707	19,598	17,115

Loss from operations	(11,092)	(6,499)	(7,808)

Other income (expense):
Interest expense	(5,372)	(4,328)	(1,181)
Gain (loss) on foreign currency transactions	(68)	186	(181)
Change in fair value of warrant liability	(1,547)	(2)	(3)

Total other expense	(6,987)	(4,144)	(1,365)

Loss before provision for income taxes	(18,079)	(10,643)	(9,173)
Provision for income taxes	(26)	(10)	(36)

Net loss	$(18,105)	$(10,653)	$(9,209)

Less deemed dividend on redeemable convertible preferred stock	(5,370)	(4,784)	(4,455)

Net loss attributable to common stockholders	$(23,475)	$(15,437)	$(13,664)

Other comprehensive income (loss), net of tax
Unrealized foreign currency translation gain arising during the period	1	22	17

Comprehensive loss attributed to common stockholders, net of tax	$(23,474)	$(15,415)	$(13,647)

Basic and diluted loss per share attributable to common stockholders	$(2.92)	$(4.49)	$(4.07)

Basic and diluted weighted average common shares outstanding	8,030,128	3,440,765	3,358,410

See notes to consolidated financial statements

SYNCARDIA SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Stockholders’ Deficit
	Shares	Amount	Common Stock		Additional paid-in capital	Accumulated comprehensive income (loss)	Accumulated deficit, restated	Total stockholders’ deficit
			Shares	Amount
Balance, December 31, 2011	8,681,123	$67,310	3,357,695	$34	$—	$(16)	$(71,611)	$(71,593)
Exercise of stock options	—	—	2,800	—	1	—	—	1
Share based compensation	—	—	—	—	8	—	—	8
Deemed dividend on redeemable convertible preferred stock	—	4,455	—	—	(9)	—	(4,446)	(4,455)
Unrealized foreign currency translation gain arising during the period	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	(9,209)	(9,209)

Balance, December 31, 2012	8,681,123	71,765	3,360,495	34	—	(15)	(85,266)	(85,247)
Exercise of stock options	—	—	93,600	1	34	—	—	35
Exercise of warrants	—	—	5,500	—	2	—	—	2
Issuance of common stock	—	—	40,000	—	12	—	—	12
Share based compensation	—	—	—	—	29	—	—	29
Issuance of preferred stock	650,407	3,839	—	—	—	—	—	—
Deemed dividend on redeemable convertible preferred stock	—	4,784	—	—	(77)	—	(4,707)	(4,784)
Unrealized foreign currency translation gain arising during the period	—	—	—	—	—	23	—	23
Net loss	—	—	—	—	—	—	(10,653)	(10,653)

Balance, December 31, 2013	9,331,530	80,388	3,499,595	35	—	8	(100,626)	(100,583)
Share based compensation	—	—	—	—	61	—	—	61
Exercise of stock options	—	—	8,176	—	3	—	—	3
Deemed dividend on redeemable convertible preferred stock	—	3,708	—	—	(3,708)	—	—	(3,708)
Deemed dividend anti-dilution shares	—	1,662	—	—	(1,662)	—	—	(1,662)
Conversion of Preferred into common stock	(9,331,530)	(85,421)	15,323,749	153	85,268	—	—	85,421
Reclassification of liability warrants into equity	—	—	—	—	1,442	—	—	1,442
Issuance of preferred stock	7,729,186	10,652	—	—	—	—	—	—
Unrealized foreign currency translation gain arising during the period	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	(18,105)	(18,105)

Balance, December 31, 2014	7,729,186	$10,989	18,831,520	$188	$81,404	$9	$(118,731)	$(37,130)

See notes to consolidated financial statements

SYNCARDIA SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the years ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Net loss	$(18,105)	$(10,653)	$(9,209)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,478	2,461	1,560
Provision for doubtful accounts	(98)	(296)	234
Share based compensation	61	29	8
Change in fair value of warrants	1,547	(2)	(3)
Amortization of debt issuance cost	206	557	—
Accretion of debt discounts	230	—	—
Accretion of exit fee on debt	600	—	—
Loss on disposal of assets	185	6	31
Changes in operating assets and liabilities:
Accounts receivable, trade	83	3,292	(483)
Inventories, net	(1,374)	936	(152)
Other assets	(562)	361	(233)
Accounts payable	58	271	1,039
Accrued expenses and other current liabilities	2,289	213	1,465
Deferred revenue	(6,309)	(4,680)	4,344
Customer deposits	3,649	3,733	257

Net cash used in operating activities	(15,062)	(3,772)	(1,142)

Cash flows from investing activities:
Purchases of property and equipment	(1,350)	(1,754)	(3,953)

Net cash used in investing activities	(1,350)	(1,754)	(3,953)

Cash flows from financing activities:
Borrowings on note payable, bank	—	—	1,625
Proceeds from short-term debt	—	—	2,657
Payments on short-term debt	(819)	(12,048)	(2,025)
Proceeds from long-term debt	—	28,666	1,205
Proceeds from sale and lease back	—	414	2,521
Payments on capital lease obligations	(1,534)	(1,509)	(2,070)
Proceeds from issuance of preferred stock, net	10,269	3,858	—
Proceeds from exercise of warrants	—	2	—
Proceeds from exercise of stock options	3	35	1
Payments for debt issuance costs	—	(1,721)	(117)

Net cash provided by financing activities	7,919	17,697	3,797

Effect of exchange rate changes on cash and cash equivalents	1	5	(10)

Net increase (decrease) in cash and cash equivalents	(8,492)	12,176	(1,308)
Cash and cash equivalents, beginning of year	13,135	959	2,267

Cash and cash equivalents, end of year	$4,643	$13,135	$959

Supplemental disclosures of cash flow information
Cash paid for interest	$4,071	$2,369	$840
Cash paid for income taxes	$26	$10	$36
Non-cash transactions:
Accretion of preferred stock to redemption value	$3,708	$4,784	$4,455
Preferred stock converted to common stock	$85,421	$—	$—
Preferred stock issued for accrued interest	$383	$—	$—
Anti-dilution shares of stock issued as deemed dividend	$1,662	$—	$—
Reclassification of liability warrants to equity	$1,442	$—	$—
Common stock issued in connection with debt financing	$—	$12	$—

See notes to consolidated financial statements

SYNCARDIA SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands except share and per share data)

NOTE 1—Description of Business

SynCardia Systems, Inc. (“SynCardia” or the “Company”) is headquartered in Tucson, Arizona and develops, manufactures and commercializes the SynCardia temporary Total Artificial Heart (“TAH-t”), an implantable system designed to assume the full function of a failed human heart in patients suffering from advanced heart failure. The SynCardia TAH-t 70cc product received Food and Drug Administration (“FDA”) approval in the United States in 2004 and obtained the CE mark in Europe in 1998. In August 2008, the Company obtained approval for its procedures from the Centers for Medicare and Medicaid Services, allowing heart transplant centers within hospitals (“Centers”) enrolled in approved studies to be reimbursed for the Company’s products and services.

The Company was incorporated in August 2001 under the laws of Delaware. SynCardia Systems Europe GmbH, (“GmbH”) was organized under the laws of Germany in August 2011. GmbH is a wholly owned subsidiary of SynCardia formed to facilitate the sale and distribution of SynCardia’s products throughout Western Europe. SynCardia and GmbH are referred to collectively as the Company.

Liquidity and Going Concern

The Company has had recurring losses and negative cash flows from operations and has an accumulated deficit of approximately $118.7 million at December 31, 2014. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has had to replace a vendor for certain key components of the TAH-t. In July 2014, the Company received FDA approval to market and sell its TAH-t with the replacement components.

In 2014 the Company raised $10.3 million in net cash proceeds from selling shares of Series F convertible preferred stock. In the first quarter of 2015, the Company sold additional shares of Series F convertible preferred, raising an additional $9.3 million in net cash proceeds, and restructured existing debt agreements to remove potential covenant violations. These transactions were undertaken to secure additional funding necessary to meet near-term cash requirements and to improve the Company’s overall capital structure prior to commencing its planned public offering in mid-2015. While management believes the Company has sufficient working capital to meet operating needs through mid-2015 and its planned public offering timeline, the Company may not be able to successfully complete its planned public offering, and other funding may not be available to the Company on acceptable terms, or at all. If the Company is not able to secure adequate additional funding, through its planned public offering or otherwise, the Company will be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail development programs or other operations. Any of these actions could materially harm the Company’s business, results of operations and future prospects. In addition to securing additional financing, the Company is seeking to expand the indications for its products to increase its addressable patient market, expand to new transplant centers in the United States and Europe and extend to new geographic areas to improve its operating performance. There is no assurance that the Company will be able to meet all the objectives in its business plan necessary to remain a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

NOTE 2—Significant Accounting Policies

Basis of Presentation

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”) and have been consistently applied in the preparation of the consolidated financial statements.

Principals of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary, GmbH. All material intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to the accounts receivable allowance, the reserve for excess and obsolete inventory, the useful lives of long-lived assets and other intangible assets, the value of common stock and other assumptions used for the purpose of determining share-based compensation, the value of preferred stock warrants, and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities as well as reported revenue and expenses during the periods presented.

Cash and Cash Equivalents

Cash includes cash on hand and deposits held at banks. Cash equivalents are defined as highly liquid investments with original maturities of three months or less at the time of purchase and consist of money market funds.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, debt and liability warrants. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values based on the short-term nature of these financial instruments. Warrants that meet the definition of a liability are carried at fair value.

The fair value of the Company’s debt approximates carrying value based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

Fair Value Measurement

The fair value measurements and disclosures requirements created a single definition of fair value, established a framework for measuring fair value in GAAP and expanded disclosures about fair value measurements. The standards emphasize that fair value is a market-based measurement, not an entity-specific measurement, and state that a fair value measurement should be determined based on assumptions that market participants would use in pricing the asset or liability. Assets and liabilities adjusted to fair value in the balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

Level inputs, as defined by GAAP, are as follows:

Level 1 —	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2 —	Inputs, other than quoted prices included in Level 1, that are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3 —	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements by level at December 31, 2014 for the liabilities measured at fair value on a recurring basis:

	Fair Value Measurements at Reporting Date
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Warrant liability	$—	$—	$148

The following table summarizes fair value measurements by level at December 31, 2013 for the liabilities measured at fair value on a recurring basis:

	Fair Value Measurements at Reporting Date
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:

Warrant liability	$—	$—	$43

The following table summarizes the fair value measurements using significant Level 3 inputs, and changes therein, for the years ended December 31, 2014 and 2013:

Amount
Balance as of December 31, 2012	$22
Issuance of warrants	23
Change in fair value of warrant liability	(2)

Balance as of December 31, 2013	43
Change in fair value of warrant liability	1,547
Reclassification of liability warrants to equity warrants	(1,442)

Balance as of December 31, 2014	$148

At December 31, 2014, the warrant liability is calculated by using the Monte Carlo pricing model methodology, as discussed in Note 14, which the Company believes is widely used by market participants.

In September 2014 the Company converted certain preferred stock warrants to common stock warrants, as discussed in Note 11.

Accounts Receivable

Accounts receivable consist of short-term receivables which arise in the normal course of business. The Company performs ongoing credit evaluations of its customers’ financial condition using various indicators that consider both qualitative and quantitative factors and generally requires no collateral from its customers. Accounts are generally considered past due after 30 days. Past due receivables do not accrue interest.

Management determines the allowance for doubtful accounts based upon prior experience and its assessment of the collectability of specific accounts. Doubtful accounts are periodically reviewed for collectability and are written-off when management determines that all reasonable collection efforts have been exhausted. Upon determination that an account is uncollectible, it is written off and charged to the allowance.

Inventory

Inventories are stated at the lower of cost or market using the first in first out method. Inventory consists primarily of raw material components used in the manufacturing of TAH-ts and related equipment as well as work in process inventory related primarily to TAH-ts. Finished goods inventories consist primarily of TAH-ts and related equipment primarily located at Centers. Work in process and finished goods includes all direct material, labor and other overhead costs. Management has determined inventory value based on the normal utilization of production capacity and all costs related to excess capacity are charged to cost of goods sold as period costs. Costs related to manufacturing of the TAH-t, including inbound and outbound freight are included in finished goods inventory until the TAH-t is implanted.

The Company routinely ships its TAH-t to Centers before revenues are recognized and risk of ownership has passed. Centers are required to maintain the products in accordance with guidelines prescribed by regulatory agencies. These products are included as a component of finished goods inventories at cost until they are implanted.

The Company also maintains a supply of components to build, repair and maintain drivers at cost. Once a driver is completed and placed in service, it is transferred to property and equipment and depreciated over its economic useful live. Depreciation of and the cost of maintenance of drivers are included in cost of goods sold.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Maintenance and repairs are expensed as incurred. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Equipment (excluding drivers)	2 to 10 years
Drivers	3 to 5 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	2 to 10 years

Upon retirement or other disposition of property and equipment, the applicable cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are included in the results of operations.

Intangible Assets

Intangible assets include trademarks and licenses that are being amortized on a straight-line basis over their estimated lives of 15 years. Amortization expense in each of the next three years is expected to be approximately $1.

Accounting for Impairment of Long-Lived Assets

The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions with high credit ratings and quality. At times, cash deposits may be in excess of the Federal Deposit Insurance Corporation (“FDIC”) insurance limit. GmbH places its cash in banks domiciled in foreign countries that are not insured. At December 31, 2014 and 2013, deposits in banks domiciled outside of the United States totaled $3 and $43, respectively. Management does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Major Customers

For the years ended December 31, 2014 and 2013, the Company had one significant customer that accounted for more than 10% of the revenues. There were no significant revenue concentrations for the year ended December 31, 2012. The Company’s sales to its top five customers accounted for approximately 41%, 35% and 27% of revenues during the years ended December 31, 2014, 2013 and 2012, respectively. There is no concentration in the accounts receivable balance as of December 31, 2014 and 2013. For the years ended December 31, 2014, 2013 and 2012, 35%, 23% and 29%, respectively, of the Company’s sales were to customers in foreign countries.

Major suppliers

The Company’s purchases from its top five vendors accounted for approximately 17%, 21% and 27% of purchases during the years ended December 31, 2014, 2013 and 2012, respectively. The Company had no vendors that individually accounted for more than 10% of purchases during the years ended December 31, 2014, 2013 and 2012.

The Company utilizes certain vendors that fabricate parts that would be difficult to replace in a seamless manner because of the specialized nature of its work and the need to be approved by the FDA. In addition, the Company uses certain materials that can only be purchased from a limited number of suppliers in its production process. The loss of any such vendor could have a material adverse impact on the Company’s operations.

Income Taxes

Income taxes are recorded under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence including future taxable income and ongoing prudent and feasible tax planning strategies. In the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the valuation allowance for the deferred tax asset would increase net income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the valuation allowance for the deferred tax asset would be charged to net income in the period such determination was made.

The Company records uncertain tax positions in accordance with GAAP on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheets.

Revenue Recognition

The Company generates revenue from the sale of its TAH-t and from training and certification services, which are required before the first time a transplant center may purchase a TAH-t. Revenue includes sales and services to Centers located in the United States as well as Centers domiciled in foreign countries.

The Company recognizes revenue from the sale of its devices and services when the following criteria are met: persuasive evidence of an arrangement exists; ownership or risk of loss has been transferred to the Center implanting its device or where services have been rendered; the price is fixed and determinable; and collectability is reasonably assured. With respect to the sale of the TAH-t, because the Company frequently moves TAH-t inventory between Centers to meet immediate and urgent needs, ownership or risk of loss criteria is not met until the Center has implanted the TAH-t into a patient. Once a TAH-t has been implanted into a patient, because there is no right of return, ownership and risk of loss criteria has been met and revenue is recognized along with cost of goods sold.

The Company provides drivers for use by the patient while in the Center and, if the patient is discharged, the Company provides its Freedom portable drivers for use by the patient outside the Centers. The Company loans, rather than sells, the drivers to the Center or patient when in use. Drivers have no use other than to power the TAH-t and the TAH-t cannot function without a driver. For accounting purposes and in accordance with GAAP, the delivery of the driver and implant of the TAH-t are considered a single interconnected transaction. Therefore, the estimated costs associated with providing and maintaining a driver upon implant are accrued at the time the TAH-t revenue is recognized.

All Centers are required to be trained and certified in the implanting of the TAH-t and the care of TAH-t patients before they can implant a device into a patient. Training and certification, while required before an implant procedure may be performed, are not considered essential to the functionality of the TAH-t. The centers also can purchase the training and become certified without purchasing an implantable device. Therefore, revenue from training and certification services is recognized separately from revenue associated with the sale of a TAH-t to a Center. In the United States, the Company charges a separate fee for training and certification and accordingly, revenue from the sale of training and certification services in the United States is recognized at the time that a center is certified as implant ready and the training and certification services have been provided by the Company. In countries outside the United States, the Company does not charge a separate fee for training and certification, and the only payment due from the center is when a device is implanted in a patient. Costs incurred in connection with training and certification for a non-US center are expensed as incurred. However, a portion of the revenue recognized upon implant of the first TAH-t sold to a non-US center is allocated to training and certification services.

At the time of a center’s first implant, the Company arranges for and covers the cost of a proctor to observe the implant surgery. A proctor is a surgeon from another center with significant experience in implanting the Company’s TAH-t. This proctor is provided by the Company to help ensure that the patient and hospital have a good outcome and is not considered a significant performance obligation and accordingly, no revenue is allocated to the services of the proctor. The cost of providing proctors is accrued at the time of the implant, which is the same time revenue is recognized for the TAH-t. Such costs are not significant and are included in cost of goods sold. In addition, the Company provides a team of clinical specialists that call on Centers regularly to answer any questions and review training and protocols related to the Company’s products. No fees are charged for these clinical visits and the cost associated with the clinical specialists is included in selling, general and administrative expense.

Deferred revenue includes amounts the Company has collected from Centers for TAH-t that are located at the Centers and are available for implant. A customer deposit liability is recorded when the Company borrows a TAH-t from a Center, that has been previously paid for by the Center, and provides it to another Center for an immediate emergency implant or as a backup for implant. The Company has an obligation to the lending Center from which the TAH-t was borrowed to replace the TAH-t at an unspecified future date. As a result, deferred revenue is reduced and customer deposit liability is recorded at the full sales price of the TAH-t when the TAH-t is borrowed. When the Company replaces the borrowed TAH-t, the customer deposit liability is reduced and deferred revenue is recorded at the full sales price of the TAH-t. The TAH-ts corresponding to deferred revenue and located at the Centers are recorded in the Company’s finished goods inventory.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record revenue and accounts receivable. Inherent in these estimates is the risk that they may need to be revised as additional information becomes available. Specifically, the complexity of some third-party billing arrangements and the uncertainty of reimbursement amounts for certain centers may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

Cost of Goods Sold

Costs related to manufacturing of the TAH-t, including inbound and outbound freight, are recorded as cost of goods sold when the TAH-t is implanted and revenue is recognized. Depreciation of drivers is recorded in cost of goods sold and totaled $1,669, $1,572 and $1,229 in 2014, 2013 and 2012, respectively. Also included in cost of goods sold is the cost of maintenance of drivers, including cost of replacing components and direct labor and overhead related to servicing the drivers. The cost of idle plant capacity during periods of low production volumes is considered a period expense and recorded as cost of goods sold when incurred.

Shipping and handling costs are recorded as a component of costs of sales for the implantable TAH-t and drivers.

Advertising

Advertising costs are expensed as incurred. Advertising expense of $122, $306 and $330 for 2014, 2013 and 2012 respectively, are included in selling, general and administrative expenses.

Research and Development

The Company records costs incurred to develop and improve its products and processes as research and development expense in the period incurred. Research and development also includes the cost to conduct clinical trials associated with the Company’s products.

Foreign Currency Translation

The Company conducts business in foreign countries and is therefore exposed to foreign currency exchange rate fluctuations in the normal course of business. SynCardia records its foreign transactions at the spot rate at the date of the transactions. Subsequent realized and unrealized gains and losses on foreign transactions are included in other income (expense).

All assets and liabilities of GmbH are translated into U.S. dollars at the period end exchange rate. Revenues and expenses are translated into U.S. dollars at average exchange rates throughout the period to approximate the spot rate at the date of the transactions. The resulting translation adjustments are included in comprehensive income (loss).

Stock-Based Compensation

The Company has a stock-based employee compensation plan (the Plan), which is described in Note 13. The Company accounts for stock options granted under the Plan using the fair value recognition provisions in GAAP, and estimates the value of its stock options on the grant date. The Company measures compensation cost of employee stock options based on the Black-Scholes options pricing model. Compensation cost is recorded over the requisite service period for options that are expected to vest.

Stock-based compensation expense totaled $61, $29 and $8 for the years ended December 31, 2014, 2013, and 2012, respectively.

Redeemable, Convertible Preferred Stock

The Company has various series of redeemable, convertible preferred stock, which are described in Note 11. The carrying value of the preferred stock has been increased by an accretion amount each period so that the carrying amount of the preferred shares is equal to its redemption value including accumulated undeclared dividends and discounts. The accreted amounts are first recorded against additional paid-in capital, if any, and then against retained earnings (deficit). When converted, the value of the redeemable, convertible preferred stock, including accretion up to the date of conversion, are reclassified from temporary to permanent equity.

Net Income (Loss) per Share

The Company is required to provide basic and diluted net income (loss) per common share information. The basic net loss per common share is computed by dividing the net loss applicable to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The dilutive effect of outstanding common stock warrants is reflected in the diluted earnings per share by application of the treasury stock method when the impact is dilutive. Diluted net loss per common share is computed by dividing the net loss applicable to common stockholders, adjusted on an “as if converted” basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the years ended December 31, 2014, 2013 and 2012, there were no securities that would have had a dilutive effect.

Diluted net (loss) income per share for the years presented do not reflect the following potential common shares, as the effect would be antidilutive:

	December 31,
	2014	2013	2012
Series A Preferred Stock	—	467,609	467,609
Series B Preferred Stock	—	3,336,181	3,336,181
Series C Preferred Stock	—	975,610	975,610
Series D Preferred Stock	—	2,601,626	2,601,626
Series E Preferred Stock	—	1,950,504	1,300,813
Series F Preferred Stock	7,729,186	—	—
Options	1,578,945	1,060,184	1,105,184
Warrants	3,885,639	2,997,254	2,214,007

	13,193,770	13,388,968	12,001,030

Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes all changes in equity from non-owner sources, The Company accounts for other comprehensive income (loss) in accordance with Accounting Standards Codification (“ASC”) 220, Comprehensive Income. All the activity in other comprehensive income (loss) and all amounts in accumulated other comprehensive income (loss) relate to foreign currency translation adjustments.

Reclassifications

Certain comparative prior years’ amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern” (ASU 2014-15). The standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued and provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. Certain disclosures will be required if conditions give rise to substantial doubt about an entity’s ability to continue as a going concern. ASU 2014-15 applies to all entities and is effective for annual reporting periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016, with early adoption permitted. The Company is currently evaluating the impact of ASU 2014-15 on the Company’s consolidated financial statements and after adoption will incorporate this guidance in its assessment of going concern.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” as a new Topic, Accounting Standards Codification (“ASC”) Topic 606. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled in exchange for those goods or services. This ASU is effective for public companies for annual periods beginning after December 15, 2016 and shall be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early application is not permitted. The Company is evaluating the effect of adopting this new accounting guidance and has not yet determined the method by which it will adopt the standard in 2017.

NOTE 3—Inventories

The following is a summary of inventories, net:

	December 31,
	2014	2013
Raw materials	$625	$607
Work in process	1,208	393
Finished goods	1,358	929
Driver components and other	2,389	2,207
Allowance for obsolescence	(204)	(134)

Inventory, net	$5,376	$4,002

NOTE 4—Property and Equipment

The following is a summary of property and equipment, net:

	December 31,
	2014	2013
Equipment	$3,406	$5,499
Drivers used with TAH-t’s	6,997	7,701
Furniture and fixtures	179	187
Leasehold improvements	1,650	1,630
Construction in progress	24	—

Total	12,256	15,017
Less accumulated depreciation	(7,224)	(8,672)

Property and equipment, net	$5,032	$6,345

Depreciation expense totaled $2,478, $2,461 and $1,560 for the years ended December 31, 2014, 2013, and 2012, respectively. In 2014 the Company wrote off the net book value of certain older drivers that are no longer used totaling $185 and resulting in a loss on disposal of $185, and is included in selling, general and administrative expenses.

NOTE 5—Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following:

	December 31,
	2014	2013
Accrued trade payables	$2,209	$1,189
Series F preferred stock deposits	543	—
Accrued interest	577	594
Accrued compensation	677	317

Total accrued and other current liabilities	$4,006	$2,100

NOTE 6—Short-Term Notes Payable

Short-term notes payable consist of the following:

	December 31,
	2014	2013
Note payable, issued March 2002 to University Medical Center Corporation, in the initial amount of $1,000, payable in quarterly payments including interest at 6%	$312	$312
Note payable, issued December 2012 to Trinity SynCardia Bridge LLC in the initial amount of $1,700 maturing at various dates through December 2014	500	500
Short-term note payable to Trinity Capital Investment, LLC, related to certain obligations due under capital leases, in the initial amount of $360, commencing October 2013, bearing no interest and maturing in January 2014	—	321

Total short-term notes payable	$812	$1,133

Note payable due to UMC

The Company entered into an agreement with University Medical Center Corporation (“UMC”) in March 2002 to acquire certain assets in exchange for a note requiring quarterly payments totaling $1,000. The Company and UMC verbally agreed to deviate from the prescribed repayment schedule to allow the Company to make periodic payments. In 2014 and 2013 payments totaling $0 and $225, respectively, were made on the note. The Company is imputing interest on the outstanding balance due at 6% and recognizing the calculated amount as interest expense and relief of interest expense in the same period. Total interest expense and debt forgiveness was $19 and $23 for 2014 and 2013, respectively. Any unpaid amounts are payable immediately upon a sale of the Company to an unrelated third party.

Note payable due to Trinity SynCardia Bridge LLC

In December 2012, the Company entered into a series of short-term bridge notes with Trinity SynCardia Bridge LLC maturing at various dates through April 2013 to borrow $1,700. Interest accrues at 15% annually. Beginning in April 2013, the Company entered into a series of agreements with Trinity SynCardia Bridge LLC to extend the maturity date of the remaining balance of the notes of $500 to December 2014. In conjunction with the notes, the Company issued detachable warrants to purchase 13,823 shares of Series E Preferred Stock at a price of $4.82 per share. The warrants are accounted for as liability warrants and are recorded at their fair value as discussed in Note 15. The note is past due as of December 31, 2014, and is therefore presented as a current liability.

Note payable due to Trinity Capital Investment, LLC

During October 2013, the Company converted obligations due under capital leases with Trinity Capital Investment, LLC (“Trinity Capital”) totaling $360 to short-term notes payable through January 2014, of which $321 and $39 of these notes was repaid during 2014 and 2013, respectively. Interest during this period was immaterial.

NOTE 7—Long Term Debt

The Company’s outstanding long-term debt obligations at December 31 are as follows:

	December 31,
	2014 (Adjusted)	2013 (Adjusted)
Notes payable, Athyrium and SWK under the first lien credit agreement, requiring quarterly interest only installments at 13.5% through March 2018	$16,600	$16,000
Notes payable, Athyrium and SWK under the second lien agreement requiring quarterly payments based on the prescribed schedule through December 2021	10,000	10,000
Notes payable, Trinity Capital Investment, LLC, payable in aggregate monthly installments of $4 beginning in June 2013 and maturing at various dates through September 2017	223	294

Subtotal	26,823	26,294
Less: Unamortized discounts	(230)	(333)
Less: Debt Issuance Costs	(1,098)	(1,304)

Subtotal	25,495	24,657
Less: Current portion of debt	(25,355)	(24,434)

Total long-term portion of debt, net	$140	$223

Notes payable to Athyrium and SWK

During 2013 the Company entered into two credit agreements with Athyrium Opportunities Fund (A) LP and Athyrium Opportunities Fund (B) LP (collectively, “Athyrium”) and SWK Funding LLC (“SWK”) to obtain debt financing.

In March 2013, the Company obtained a $15,000 first lien term loan with Athyrium that was issued with an original issue discount of $225. From the proceeds from the loan $5,169 was paid to the Company’s existing lenders to refinance those borrowings, $4,824 of the proceeds was retained by the Company to finance its working capital needs and $282 of the proceeds was withheld to pay various financing costs. The remaining $4,500 of the proceeds was held in escrow. In conjunction with this debt, the Company issued 121,955 series E preferred stock warrants valued at $37. The warrants are carried at their fair value as discussed in Note 14.

The first lien credit agreement was amended in September 2013 to reduce the outstanding debt from $15,000 to $12,000 upon the default of various provisions of the loan. Under this amended credit agreement, Athyrium forbore its right to certain remedies in exchange for requiring the Company to utilize $3,000 of the $4,500 held in escrow to reduce the outstanding debt, pay $660 in prepayment penalties and $46 for various fees. The remaining $794 was released to the Company for use as working capital.

In December 2013, the Company borrowed additional funds from SWK under expansion provisions of the first lien amended credit agreement totaling $4,000 with an original issue discount of $60. The Company also entered into a second lien credit agreement with SWK and Athyrium totaling $10,000. Proceeds from these loans were used as follows: $13,055 for working capital, $462 to pay interest on the first lien term loan and $424 for financing costs. The Company was also required to pay SWK $50 for due diligence costs prior to the funding of these loans. The Company issued 40,000 shares of common stock to SWK in conjunction with this transaction.

The outstanding principal balance under the first lien credit agreement totaling $16,000 accrues interest at an annual rate of 13.5%, with interest only payments due quarterly through March 2018, at which time the outstanding principle and all accrued and unpaid interest is due in full. In the event of a default as defined in the credit agreement, interest is payable at a rate of 15.5% per annum. The loan under the first lien credit agreement is subject to a prepayment penalty of up to 20% if paid prior to March 5, 2015 and 15% after March 5, 2015 decreasing over time based on a formula. In addition, the loan is subject to an exit fee equal to 15% of the outstanding principal balance to be paid upon any prepayment or repayment of the loan. The exit fee is being accreted over the term of the loan using the effective interest method.

The second lien credit agreement totaling $10,000 requires quarterly interest only payments totaling 11.4% of the Company’s annual revenues up to $15,000, 8.6% of the Company’s annual revenues from $15,000 to $30,000 and 5.7% of annual revenues in excess of $30,000 in a fiscal year through December 2021. The Company accrues interest expense quarterly using these rates and the annualized level of year to date revenues achieved through the end of the applicable quarter. The quarterly interest payments based on the Company’s revenues is reset annually. The second lien credit loan is subject to a prepayment penalty as defined in the credit agreement in the event of prepayment before maturity. The second lien credit loan prepayment penalty is is a tiered premium structure, pursuant to which the Company is required to pay a premium upon repayment of the notes equal to $20,000 if the loans are repaid on or before June 13, 2015, $25,000 if the loans are repaid after June 13, 2015 but on or before December 13, 2016, $30,000 if the loans are repaid after December 13, 2016 but on or before December 13, 2017, and $40,000 if the loans are repaid after December 13, 2017, in each case less the cumulative amount of revenue-based interest payments paid as of such time. The Company paid $500 for advisory services related to this transaction which was accounted for as debt issuance costs. The second lien credit loan was exchanged for convertible notes in February 2015. See Note 17.

The lenders have the right to require prepayment of the notes, including prepayment penalties, upon the occurrence of certain events as defined in the credit agreements including among other things a change of control (excluding an initial public offering) or an event of default. The Company has pledged its interest in GmbH and its intellectual property to collateralize the notes. In addition, the notes are secured by essentially all assets of the Company, excluding those held under capital lease.

At December 31, 2013, the Company was not in compliance with certain nonfinancial covenants under these notes, including a requirement that an audit report on the Company’s 2013 financial statements not contain going concern language, but had obtained temporary forbearance from the lenders with respect to such non-compliance. In September 2014, the Company entered into amendments to the credit agreements, pursuant to which Athyrium and SWK permanently waived all outstanding defaults and events of default in exchange for the inclusion of certain additional covenants in the credit agreements, including

•	A requirement for the Company to maintain cash balances in all deposit accounts of no less than $2 million.

•	A requirement for the Company to collect no less than $7 million of cash for sales or deposits of the SynCardia TAH-t 50cc on or before February 28, 2015.

•	A requirement for the Company to obtain $9 million of proceeds in the aggregate through qualified equity financings on or before October 31, 2014 (which the Company satisfied as a result of its Series F Financing).

In December 2014, the credit agreements were further amended to completely remove the requirement for the Company to collect cash from sales or deposits of the SynCardia TAH-t 50cc and changed the requirement date regarding an audit report on the Company’s financial statements not contain going concern language to years ending after December 31, 2014. Because the waivers regarding going concern language did not cover more than one year, the amounts outstanding under these loans at December 31, 2014 and 2013 are classified as current in the accompanying consolidated balance sheets.

Note Payable to Trinity Capital Investment, LLC

The Company entered into a series of term notes with Trinity Capital, payable in aggregate monthly installments of $4 beginning in June 2013 and maturing at various dates through September 2017. The notes are interest free and collateralized by substantially all of the Company’s assets. The Company imputed interest on the notes at rates ranging between 6% and 7%.

Note Payable to Proven Process

The Company entered into an agreement with Proven Process in January 2012 to convert billings related to driver development from open accounts payable into a $1,400 non-interest bearing note. Payments were to be made in 20 monthly installments at $70 per month. The note was paid off in August 2013. The Company imputed interest on the note at 7% per annum.

The following summarizes the Company’s required debt payments subsequent to December 31, 2014:

Year ending December 31,
2015	$25,215
2016	71
2017	43
2018	25
2019	1
Thereafter	—

Total debt payments	$25,355

NOTE 8—Income Taxes

The provision for income taxes for the years ended December 31, 2014, 2013 and 2012 were as follows:

	December 31,
	2014	2013	2012
Current tax expense
Federal	$—	$—	$—
State	26	10	36

Total current tax expense	26	10	36

Deferred tax benefit
Federal	—	—	—
State	—	—	—

Total deferred tax benefit	—	—	—
Total provision for income taxes	$26	$10	$36

A reconciliation of the provision for income taxes with the expected provision for income taxes computed by applying the federal statutory tax rate of 34% to the net loss before provision for income taxes for the years ended December 31, 2014, 2013 and 2012 is as follows:

	December 31,
	2014	2013	2012
Federal tax benefit at statutory rate	$(6,147)	$(3,619)	$(3,118)
Permanent differences	20	33	36
State taxes and other expenses not deductible, income not taxable and other	342	185	(52)
Federal return to provision	1,303	—	—
Net change in federal valuation allowance	4,508	3,411	3,170

Provision for income taxes	$26	$10	$36

The tax effects of temporary differences and carryforwards that gave rise to significant portions of the deferred tax assets and liabilities were as follows for the years ended December 31, 2014 and 2013:

	December 31,
	2014	2013
Net operating loss carryforwards	$26,905	$23,268
Accruals and reserves	4,794	3,088
Credits	1,710	1,710
Other	14	19

Total assets	33,423	28,085

Depreciation	(842)	(720)

Total liabilities	(842)	(720)

Less valuation allowance	(32,581)	(27,365)

Net deferred tax assets	$—	$—

The Company performs an analysis each year to determine whether the expected future income will more likely than not be sufficient to realize the deferred tax assets. The Company’s recent operating results and projections of future income weighed heavily in the Company’s overall assessment.

At December 31, 2014, the Company has net operating loss carryforwards of approximately $73,188 and $43,933 that are available to offset future federal and state taxable income, respectively. The loss carryforwards expire beginning December 31, 2022 for federal purposes and in 2015 through various dates depending on jurisdiction for state purposes. In addition, the Company has federal credits totaling $1,604 and Arizona credits totaling $106 to offset future taxable income that expire on various dates between 2026 and 2029.

At December 31, 2014 and 2013 a total valuation allowance of $32,581 and $27,365, respectively, has been provided for the tax benefits that may not be realized. Management believes, based on a variety of factors, it is more likely than not that the deferred income tax assets will not be fully realized. The federal and state net operating loss carryforward is subject to relatively short time periods available to utilize the loss, and that utilization cannot be assured. In addition, Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, provide for annual limitations on the utilization of net operating loss and credit carryforwards if the Company were to undergo an ownership change, as defined in Section 382 of the Code. In general, an ownership change occurs whenever the percentage of the shares of a corporation owned, directly or indirectly, by 5% stockholders, as defined in Section 382 of the Code, increases by more than 50 percentage points over the lowest percentage of the shares of such corporation owned, directly or indirectly, by such 5% stockholders at any time over the preceding three years. In the event such ownership change occurs, the annual limitation may result in the expiration of the net operating losses prior to full utilization. The Company has completed a study to assess whether an ownership change has occurred in the past or whether there have been multiple ownership changes since the Company became a “loss corporation” under the Code. The Company has also taken these limitations into account in determining its available NOL’s. The Company has also taken into account the probability that such changes may occur in future periods and provided a valuation allowance for this possible event. During 2014 and 2013, the valuation allowance increased by $5,217 and $3,410, respectively.

The Company is required to file federal, foreign and state income tax returns. There are no prior year tax returns under audit by taxing authorities, and management is not aware of any impending audits. As a result of the Company’s net operating loss carryforwards, all tax years remain subject to federal and state examination.

Management has performed its evaluation of income tax positions taken on all open income tax returns and has determined that there were no uncertain positions taken that do not meet the “more likely than not” standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax provisions in the accompanying financial statements.

NOTE 9—Commitments and Contingencies

Legal Matters

In the normal course of its business, the Company is involved in certain litigation. The Company records accruals for legal contingencies when it is probable that a liability has been or will be incurred and the amount of the loss can be reasonably estimated. If an accrual is not made for contingencies, because the above conditions are not met, then disclosure of the contingency will be made if there is at least a reasonable possibility that a loss may have been incurred.

It is not possible to predict with certainty whether or not the Company will ultimately be successful in any of these legal matters or, if not, what the impact might be. However, the Company’s management does not expect that any current legal proceedings will have a material adverse effect on the Company’s financial position, results of operations or cash flows. In October 2013, SynCardia entered into a settlement and release agreement with a Center that provided services to a participant who passed away in a voluntary clinical trial of the Company’s portable Freedom driver. Under the terms of the agreement, the Company is required to pay the center $150 over a period of five months. Because the settlement and release agreement has not been executed by certain parties, no payments have been made. The entire amount is included in accrued liabilities at December 31, 2014 and 2013.

Settlement agreement

During 2013, the Company entered into a settlement agreement with a former supplier requiring payment of $750, payable in installments of $25 for 30 months, beginning in October 2013. In the event of sale or transfer of at least 50% of the Company’s ownership, the balance is due in full. At December 31, 2014, 2013 and 2012, $300, $300 and $75, respectively, of payments related to the settlement are included in accrued expenses. The remaining outstanding balance of $75, $375 and $675 at the end of December 31, 2014, 2013 and 2012, is classified as other long term debt.

Sales agreements

The Company chooses to sell SynCardia TAH-t units only to heart transplant and destination therapy centers certified by the Joint Commission on Accreditation of Healthcare Organizations and which have completed the SynCardia training and certification process. The Company has entered into purchase order agreements with each certified center that stipulate the general terms of the business relationship between the Company and the center such as price, payment and specific responsibilities. However, these agreements do not obligate the Company’s customers to make any long-term or volume purchase commitments.

Distribution agreements

From time to time the Company enters into distribution agreements with companies incorporated under the laws of foreign countries to distribute the Company’s products at prescribed prices as defined in the agreements. Under the terms of these agreements, the Company is permitted to ship and store certain inventory on consignment at the distributor’s locations. The Company can generally terminate these agreements at any time without cause by giving limited prior notice. If the Company terminates the agreements without cause, the Company is required to reimburse the distributor for any costs incurred related to the reacquisition of any unused inventory from any of the centers the distributor supplies at rates prescribed in the agreements.

Lease agreements

The Company leases operating facilities and equipment under non-cancellable operating leases that expire at various dates through 2017. Under certain conditions, the Company has a right to terminate its operating facilities lease with one year’s notice and the payment of a $122 termination fee. Total lease expense under non-cancellable leases was $241, $253 and $274, for 2014, 2013 and 2012, respectively.

Minimum future annual operating lease payments are as follows:

Year ending December 31,	Lease Payments
2015	$316
2016	324
2017	293
2018	288
2019	297
Thereafter	102

Total	$1,620

Deferred rent of $16, $41 and $57 at December 31, 2014, 2013 and 2012, respectively, represents the difference between straight-line rent and minimum rental payments from the inception of the operating facilities lease and is included with accrued expenses.

NOTE 10—Capital Lease Obligations

The Company entered into a series of lease agreements with Trinity Capital and its affiliates to finance the acquisition of certain equipment. Under the terms of the agreements, Trinity purchased the equipment from SynCardia and then subsequently leased that equipment back to the Company. Trinity disbursed $414 and $2,116 respectively, to the Company and withheld an additional $36 and $184 respectively, representing security deposits, the first month’s rents under the lease agreement and financing costs during 2013 and 2012.

In addition to monthly lease payments, the Company was required to grant Trinity preferred stock warrants and enter into a series of promissory notes. During 2014 and 2013, the Company issued 2,927 series E preferred stock warrants related to these leases. In September 2014 the series E preferred stock warrants were converted to common stock. The warrants are recorded at their fair value and included in warrant liability at December 31, 2013. The promissory notes are included in short-term debt at December 31, 2013.

During 2013, the Company defaulted on the leases when it failed to make payments totaling $360 to purchase certain leased assets as required by put provisions of the agreement. The Company and Trinity entered into an Amendment and Forbearance Agreement to convert this amount into a note payable due January 2014 and restructure the timing of the remaining rent payments and promissory notes. The payment of 30% of the required rent under the leases from October 2013 through December 2013 was paid in January 2014. In addition, approximately $18 of required payments on the promissory notes was paid in January 2014. The agreement required the Company to make a payment of $65 as consideration for the arrangement.

At December 31, 2014 and 2013, the Company has recorded assets with a cost of approximately $3,777 and $3,937 respectively, and accumulated amortization of $2,697 and $2,236 respectively, related to its capital leases.

The future minimum capital lease payments are as follows:

Year ending December 31, (in thousands)	Lease Payments
2015	$1,140
2016	111
2017	17
2018	—
2019	—

Total	1,268

Less: imputed interest (3% to 20%)	(118)

Present value of capital lease obligations	1,150

Less: Current portion of capital lease obligations	(1,020)

Capital lease obligations, net of current portion	$130

NOTE 11—Redeemable Convertible Preferred Stock

Series A through E Redeemable Convertible Preferred Stock

Series A and B preferred stock is voting stock, convertible into shares of the Company’s common stock-based on conversion factors, as defined in the Company’s Certificate of Incorporation. They are convertible at any time after issuance, at the option of the holder, and are subject to mandatory conversion upon the occurrence of an initial public offering. Dividends accrue annually on the outstanding shares of both Series A and Series B preferred stock at a rate of 6% of the original issue price per annum and are payable upon the earlier of the liquidation of the Company or the conversion or redemption of the shares.

Series C, D and E preferred stock is voting stock, convertible into shares of the Company’s common stock based on conversion factors, as defined in the Company’s Certificate of Incorporation. They are convertible at any time after issuance, at the option of the holder, and are subject to mandatory conversion upon the occurrence of an initial public offering meeting certain valuation thresholds. Dividends accrue annually on the outstanding shares at a rate of 10% of the original issue price per annum commencing six months after their issuance and are payable upon the earlier of the liquidation of the Company or the conversion or redemption of the shares.

During 2013, the Company initiated a private placement offering of series E preferred shares to raise $4,000. The offering consisted of units for $6.15 each that included one share of series E preferred stock and a warrant to acquire one additional share of series E preferred stock. The warrants had an exercise price of $6.15, were exercisable for up to 10 years and permitted a cashless exercise. The Company issued 650,407 units during 2013. As discussed in Note 14, the Company determined the market value of the preferred warrants and allocated $19 of the proceeds from the offering to the warrants.

Authorized, issued and outstanding shares as of December 31, 2013 are as follows:

Series	A	B	C	D	E	Total
Shares authorized	467,609	3,336,181	975,610	2,700,000	4,250,814	11,730,214
Shares issued	467,609	3,336,181	975,610	2,601,626	1,950,504	9,331,530
Par value	$0.01	$0.01	$0.01	$0.01	$0.01
Conversion rate	$5.60	$6.15	$6.15	$6.15	$6.15
Liquidation preference per share	$5.60	$6.15	$6.15	$6.15	$6.15
Dividend rate	6%	6%	10%	10%	10%
Original issue date	May 2002	October 2005	October 2007	October 2008	October 2010
Redemption date	April 2015	March 2023	March 2023	March 2023	March 2023

Series A through E Redeemable Convertible Preferred Stock Conversion Transaction

As discussed in Note 7, the Company was not in compliance with certain nonfinancial covenants under its credit agreements with Athyrium and SWK during 2014. On September 15, 2014, the Company entered into amendments to the credit agreements, pursuant to which Athyrium and SWK waived all outstanding defaults and events of default in exchange for the inclusion of certain additional covenants in the credit agreements. As a mandatory precondition to such amendment and waiver, the lenders required that all outstanding shares of the Company’s existing preferred stock, including the Company’s Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, be converted into shares of Common Stock on that date.

Each outstanding share of Series A through E Preferred Stock was converted into one share of common stock based upon the original conversion terms. A total of 9.3 million common shares were issued as per the original conversion terms. In addition, the Company issued an additional 1.3 million shares of common stock to the holders of the Series D and Series E Preferred Stock as a result of an anti-dilution adjustment triggered by the sale of Series F Preferred Stock. Series D and Series E Preferred Stock holders received an additional 0.2757 share of common stock for each preferred share received as a result of this anti-dilution adjustment. The fair value of these additional shares of approximately $1,662 was recorded as deemed dividend on preferred stock.

Effective upon the conversion of the Series A through E Preferred Stock into common stock, all accrued and unpaid dividends of approximately $26,100 were paid in 4.7 million shares of common stock. The number of shares of common stock paid with respect to dividends was determined based on the original issue price of each respective Series. The number of shares of common stock issued was calculated by dividing accrued and unpaid dividends owed immediately prior to the date of conversion by:

a) $5.60, with respect to shares of Series A Preferred Stock,

b) $6.15, with respect to shares of Series B Preferred Stock and Series C Preferred Stock, and

c) $4.82, with respect to shares of Series D Preferred Stock and Series E Preferred Stock.

Series D and E Preferred Stock dividends also included an anti-dilution adjustment, calculated in the same manner as their preferred stock and an additional 456,000 shares of common stock were issued to reflect the anti-dilution adjustment. The fair value of these additional shares of approximately $440,000 was recorded as deemed dividend on preferred stock.

In connection with the issuance of Series F Preferred Stock and conversion of Series A through E Preferred Stock, the Company amended and restated its certificate of incorporation to increase the authorized number of shares of common stock to 40 million and to provide for the conversion of Series A through E Preferred Stock and issuance of Series F Preferred Stock as described above.

Series F Redeemable Convertible Preferred Stock

Also as discussed in Note 7, the debt amendments required the Company to raise $9 million of additional funds in a qualified equity raise prior to October 31, 2014. The Company met this requirement and as of December 31, 2014, had raised approximately $10,269 in cash, net of offering costs of $118, from the sale of 7,453,564 shares of Series F redeemable convertible preferred stock at $1.39 per share and issued an additional 275,622 shares of Series F redeemable convertible preferred stock with a value of $383 as payment of interest due on outstanding debt. Also, the Company received $543 of deposits from investors as of December 31, 2014, for purchases of Series F shares that had not been closed from escrow. These deposits are included in accrued expenses and other liabilities on the balance sheet at December 31, 2014. See Note 5. Subsequent to year end, the Company raised additional funds from the sale of Series F redeemable convertible preferred stock. See note 17.

Dividends —Series F Preferred Stock entitles the holder to dividends at the rate per annum of ten percent (10%) of the Original Issue Price. Dividends accrue from the six-month anniversary of the date each such Series Preferred Share becomes outstanding and will accrue whether or not declared by the Board and whether or not actually paid. Dividends may be paid in cash or common stock, at the sole discretion of the Board; provided, however, that upon the conversion as a result of a an initial public offering of the Company’s stock (“Public Offering”), all dividends accrued shall, automatically and without any further action by the Board or any other party, be paid in common stock.

Conversion—Series F Preferred Stock is convertible, at the option of the holder, into common stock at the applicable conversion ratio in effect at the time of conversion. At December 31, 2014, the conversion ratio is one share of common stock for each share of Series F Preferred Stock. Each share outstanding on the closing date of a qualified initial public offering of at least $15,000 or the closing date of an approved sale (as defined in the stockholders’s agreement) will automatically be converted on the same basis as if each holder had properly exercised his right to convert on the day before the closing of such initial public offering or approved sale.

Liquidation Preferences—The Series F Preferred Stock is entitled to receive, upon any liquidation, dissolution or winding up of the affairs of the Company, an amount equal to two times the original issuance price ($1.39), prior to any payment to the Company’s common stockholders.

Board Representation—The holders of Series F Preferred Stock will have the right to designate two directors to the Board of Directors, with the remaining directors to be designated by the holders of a majority of the outstanding shares of common stock and preferred stock, voting together as a single class.

Anti-dilution rights—In the event the Company shall, at any time after the closing of the Series F Financing, issue additional shares of common stock without consideration or for a consideration per share less than the Series F conversion ratio in effect immediately prior to such issue, then the Series F conversion ratio is reduced to a ratio determined in accordance with the a formula described in the agreement.

Voting Rights—The holders of Series F Preferred Stock are entitled to vote on all matters upon which holders of common stock have the right to vote and are entitled to a number of votes equal to the number of common stock into which such Series F Preferred Stock could then be converted.

Redemption—If, 10 years from the closing of the last sale of Series F Preferred Stock there has not occurred either (i) an initial public offering, (ii) a merger as defined, or (iii) any liquidation, dissolution or winding up of the affairs of the Company, then each holder of Series F Preferred Stock will have the right to require the Company to redeem all of the Series F Preferred Stock, including accrued dividends.

Below is the activity for the Company’s preferred issuances for the years ending December 31, 2014, 2013 and 2012:

	Series A		Series B		Series C		Series D		Series E		Series F		Issuance	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Costs	Shares	Amount
January 1, 2012	467,609	$4,033	3,336,181	$28,295	975,610	$8,000	2,601,626	$19,104	1,300,097	$8,299			$(421)	8,681,123	$67,310
Accretion of preferred stock to redemption value	—	157	—	1,231	—	600	—	1,600	—	801			66	—	4,455

December 31, 2012	467,609	4,190	3,336,181	29,526	975,610	8,600	2,601,626	20,704	1,300,097	9,100			(355)	8,681,123	71,765
Issuance of preferred stock	—	—	—	—	—	—	—	—	650,407	3,805			34	650,407	3,839
Accretion of preferred stock to redemption value	—	157	—	1,231	—	600	—	1,600	—	1,118			78	—	4,784

December 31, 2013	467,609	4,347	3,336,181	30,757	975,610	9,200	2,601,626	22,304	1,950,504	14,023	—	—	(243)	9,331,530	80,388
Issuance of preferred stock	—	—	—	—	—	—	—	—	—	—	7,729,186	10,770	(118)	7,729,186	10,652
Accretion of preferred stock to redemption value	—	111	—	867	—	422	—	1,127	—	844	—	337	—	—	3,708
Deemed dividend from anti- dilution								1,015		647					1,662
Conversion of preferred stock	(467,609)	(4,458)	(3,336,181)	(31,624)	(975,610)	(9,622)	(2,601,626)	(24,446)	(1,950,504)	(15,514)	—	—	243	(9,331,530)	(85,421)

December 31, 2014	—	$—	—	$—	—	$—	—	$—	—	$—	7,729,186	$11,107	$(118)	7,729,186	$10,989

NOTE 12—Common Stock

Authorized, issued and outstanding shares of the Company’s common stock are as follows:

	December 31,
	2014	2013
Authorized; par value $0.01	40,000,000	20,218,160
Issued	18,831,520	3,499,595
Outstanding	18,831,520	3,499,595

40,000 shares of the Company’s common stock valued at $12 were issued to SWK as part of a transaction in which the Company obtained an additional $4,000 term note. Refer to Note 7 for details.

NOTE 13—Stock Options

The Company has established a stock option plan (the “Plan”) whereby options to purchase shares of the Company’s common stock are granted at a price not less than the fair value of the common stock at the date of the grant, as determined by the Board of Directors. As of December 31, 2014, a total of 3,000,000 shares of common stock were reserved for issuance under the Plan. The options granted vest either immediately, ratably over a five-year period or on a prescribed schedule. The maximum contractual term of the options granted is typically five years.

The Company uses the Black-Scholes option pricing formula to value its stock options. The valuation considers the use of income, cost and market approaches in applying the discounted cash flow method to arrive at a per share value. The valuation includes the consideration of various internal and external factors that could influence the Company’s per share value. Internal factors considered included the Company’s financial position, results of operations, current management and the size and marketability of the interest being valued. External factors considered include the status of the Company’s industry and the position of the Company relative to its industry.

The fair value of the options at each measurement date was calculated using the Black-Scholes options pricing model with the following factors, assumptions, and methodologies:

	December 31,
	2014	2013	2012
Fair value of common stock	$0.52 - $1.41	$0.35	$0.36
Expected term (years)	3.00	3.00	3.00
Risk free interest rate	1.0%	0.6%	0.4%
Dividend rate	0%	0%	0%
Volatility	50.0%	50.0%	45.0%

Compensation expense for the years ended December 31, 2014, 2013 and 2012 of $61, $29 and $8, respectively, has been recognized in the accompanying statements of operations related to options granted. Compensation related to non-vested awards outstanding at December 31, 2014 of approximately $122 is expected to be recognized in future periods.

Stock options outstanding are as follows:

	Options	Weighted average exercise price per share	Weighted average contractual term (in years)	Average intrinsic value
Outstanding at December 31, 2011	863,798	$0.37
Granted	257,386	0.37
Exercised	(2,800)	0.37
Forfeited or expired	(13,200)	0.37

Outstanding at December 31, 2012	1,105,184	$0.37

Granted	264,500	$0.37
Exercised	(93,600)	0.37
Forfeited or expired	(215,900)	0.37

Outstanding at December 31, 2013	1,060,184	$0.37

Granted	538,937	$0.66
Exercised	(8,176)	0.39
Forfeited or expired	(12,000)	0.37

Outstanding at December 31, 2014	1,578,945	$0.47	$4.91	$264

Exercisable at December 31, 2014	865,167	$0.47	$3.57	$130

The Company uses historical data to estimate employee termination rates in calculating options expected to vest. Groups of employees that have similar historical exercise behavior are considered separately. At December 31, 2014 there were 150,000 options exercisable at $0.97 per share, 1,176 options exercisable at $0.52 per share, 663,991 options exercisable at $0.37 per share and 50,000 exercisable at $0.30 per share. At December 31, 2013 and 2012, all options outstanding were exercisable at $0.37 per share. During 2014, 2013 and 2012, 8,176, 93,600 and 2,800 options were exercised, respectively. The weighted average grant date per share calculated value of options granted during 2014, 2013 and 2012 was $0.27, $0.11, and $0.11, respectively.

In January 2011, the Company granted 507,798 options to its chief executive officer under the provisions of his employment agreement. 177,139 of those options vested upon grant. The remaining 330,659 options vest upon obtaining certain market capitalization thresholds. In August 2013, 18,491 of the unvested options under this grant and 81,509 unvested options under other option grants the chief executive officer has with the Company were canceled. 312,168 options and 330,659 options of this original option grant remain unvested at December 31, 2013 and 2012, respectively.

A summary of the status of the Company’s non-vested options as of December 31, 2014, 2013 and 2012, and changes during the years then ended, is presented below:

	Number of shares	Weighted average grant date calculated value
Non-vested at December 31, 2011	541,459	$59
Granted	257,386	28
Vested	(49,600)	(6)
Forfeited	(12,600)	(1)

Outstanding at December 31, 2012	736,645	$80
Granted	264,500	30
Vested	(335,577)	(37)
Forfeited	(203,500)	(22)

Outstanding at December 31, 2013	462,068	$51
Granted	538,937	146
Vested	(275,227)	(62)
Forfeited	(12,000)	(1)

Outstanding at December 31, 2014	713,778	$134

NOTE 14—Stock Warrants

From time to time, the Company issues warrants to its creditors and various other individuals. The Company’s outstanding common stock warrants classified as equity warrants are included as a component of stockholder’s deficit at their relative grant date fair value.

The Company has issued series D and E preferred stock warrants to Athyrium, Silicon Valley Bank and Trinity Capital Investment, LLC in conjunction with debt financings and has issued the preferred stock warrants in conjunction with the series E preferred stock offering. Because these warrants are issued for redeemable securities, they meet the definition of a derivative and are accounted for as liability warrants measured at each period at fair value with any changes in fair value charged to operations. In order to compute the fair value of the warrants, the Company obtained a valuation of its common stock. As discussed in Note 13, the valuation contemplated the use of income, cost and market approaches in applying the discounted cash flow method to arrive at a per share value and considered various internal and external factors that could influence the Company’s per share value. The resulting fair value of $148 and $43 has been recorded as warrant liability at December 31, 2014 and 2013, respectively, and total gains of $1,546 and $2, respectively, have been recognized in other income to adjust the warrants to fair value for the years then ended.

The following table summarizes equity and liability warrant activity during 2013 and 2014:

Common Stock Warrants:

	Equity Warrants			Liability Warrants
	Shares Underlying	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Shares Underlying		Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Balance January 1, 2013	867,666	$0.37	3.00	—		$—	—
Granted	—	—	—	—		—	—
Exercised	—	—	—	—		—	—
Forfeited, expired or cancelled	(36,368)	0.37	—	—		—	—

Outstanding at December 31, 2013	831,298	0.37	2.00	—		—	—
Reclassification of liability warrants issued for Series D and E preferred stock to warrants for common stock classified as equity	2,524,556	1.44	7.75	—		—	—
Reclassification of liability warrants issued for Series D and E preferred stock to warrants for common stock classified as liabilities	—	—	—	529,785	(1)	2.45	7.32
Exercised	—	—	—	—		—	—
Forfeited, expired or cancelled	—	—	—	—		—	—
Outstanding at December 31, 2014	3,355,854	$1.17	6.06	529,785		$2.45	7.32

(1)	The warrants contain anti-dilution provisions.

Preferred Stock Warrants:

	Equity Warrants			Liability Warrants
	Shares Underlying	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Shares Underlying	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Balance January 1, 2013	—	$—	—	1,345,625	$6.15	9.20
Granted	—	—	—	820,331	6.15	9.32
Exercised	—	—	—	—	—	—
Forfeited, expired or cancelled	—	—	—	—	—	—

Outstanding at December 31, 2013	—	—	—	2,165,956	6.15	7.43
Granted	—	—	—	—	—	—
Impact of anti-dilution clauses	—	—	—	888,385	—	—
Reclassification of liability warrants issued for Series D and E preferred stock to warrants for common stock classified as equity	—	—	—	(2,524,556)	1.44	7.75
Reclassification of liability warrants issued for Series D and E preferred stock to warrants for common stock classified as liabilities	—	—	—	(529,785)	2.45	7.32
Exercised	—	—	—	—	—	—
Forfeited, expired or cancelled	—	—	—	—	—	—

Outstanding at December 31, 2014	—	$—	—	—	$—	—

The fair value of the warrants at each measurement date was calculated using the Monte Carlo pricing model with the following factors, assumptions, and methodologies:

	December 31,
	2014	2013
Fair value of common stock	$0.57	$0.30
Expected term (years)	6.9 to 8.2	6.3 to 9.2
Risk free interest rate	1.97-2.07%	2.1% to 2.7%
Expected dividend yield	$0.00	$0.00
Volatility	80.0%	55.0%

NOTE 15—Segment Disclosure

The Company has one operating and reporting segment which develops, manufactures and commercializes the SynCardia TAH-t, an implantable system designed to assume the full function of a failed human heart in patients suffering from advanced heart failure. The Company’s chief operating decision maker is the Chief Executive Officer, who reviews consolidated financial information for purposes of making decisions about allocating resources and assessing performance. The Company’s operations outside the United States consist primarily of sales and sales support activities, and the chief operating decision maker does not assess performance on asset-based metrics. Therefore, the information below is presented only for revenues by geography.

The Company’s revenues were generated in the following geographic regions:

	December 31,
	2014	2013	2012
United States	$10,062	$15,861	$11,609
Europe	4,704	4,554	4,680
Other	612	214	109

Consolidated Total	$15,378	$20,629	$16,398

NOTE 16—Restatement of Consolidated Financial Statements

The Company restated certain balances in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2012 and 2013 to correct misstatement related to cost of revenue that had previously been presented within selling, general and administrative expenses, primarily related to the cost of servicing drivers. Additionally, the Company restated certain balances in the consolidated balance sheet at December 31, 2013 to correct the classification of certain debt obligations from long-term to short-term, as discussed in Note 7.

The effect of the restatement on the consolidated statements as of December 31, 2013 and for the years ended December 31, 2012 and 2013 is presented in the following table:

	As previously reported	Adjustments	Restated
December 31, 2012
Income Statement data:
Cost of revenue	$5,855	$1,236	$7,091
Gross Profit	10,543	(1,236)	9,307
Selling, general and administrative expenses	16,224	(2,463)	13,761
Research and development	2,102	1,252	3,354
Loss on disposal of assets	31	(31)	—
Total operating expenses	18,357	(1,242)	17,115

Loss from operations	(7,814)	6	(7,808)
Other income	3	(6)	(3)
Total other expense	$(1,359)	$(6)	$(1,365)
December 31, 2013
Balance Sheet data:
Current portion of long-term debt (see Note 18)	$71	$25,667	$25,738
Total current liability (see Note 18)	19,910	25,667	45,577
Long-term debt net of current portion (see Note 18)	25,890	(25,667)	223
Total long term liabilities (see Note 18)	$27,458	$(25,667)	$1,791
Income Statement data:
Cost of revenue	$6,091	$1,439	$7,530
Gross profit	14,538	(1,439)	13,099
Selling, general and administrative expenses	16,955	(2,738)	14,217
Research and development	4,085	1,296	5,381
Loss on disposal of assets	6	(6)	—
Total operating expenses	$21,046	$(1,448)	$19,598
Loss from operations	(6,508)	9	(6,499)
Other Income	2	—	2
Total other expenses	$(4,135)	$(9)	$(4,144)

NOTE 17—Subsequent Events

On February 13, 2015 the Company entered into an Amended and Restated Second Lien Credit, Note Purchase Exchange and Termination Agreement (“Agreement”) whereby the Company issued secured subordinated convertible promissory notes (“Convertible Notes”) totaling $14,500.

The Convertible Notes are automatically convertible into shares of the Company’s common stock upon the closing of a qualified initial public offering and convertible at the option of the holder upon other types of financings. The number of shares issued upon conversion is based on the outstanding principal and accrued unpaid interest divided by the price per share at which the shares are offered multiplied by 0.75.

Under the Agreement, the existing note holders exchanged their second lien credit agreement notes, with a carrying value of $10,000 at December 31, 2014, for $3,000 cash, Convertible Notes with a principal value of $11,500, and 1,798,563 shares of Series F Preferred Stock valued at $2,500 based on the issuance price of the Series F Preferred Stock of $1.39 per share. The Company also issued Convertible Notes with a principal balance of $3,000 to a new lender in exchange for $3,000 cash.

The existing second lien credit agreement note holders permanently waived certain terms and conditions under the second lien credit agreement including contingent interest due at various rates based on revenue and prepayment penalties under the a tiered premium payment structure. The Convertible Notes accrue interest at an annual rate of 10% compounded annually, with outstanding principal and accrued unpaid interest due March 5, 2018, unless converted to common stock.

As a condition of and concurrent with the closing of the Agreement, a new investor purchased 2,338,130 shares of Series F Preferred Stock at $1.39 per share totaling $3,250 and existing note holders purchased 1,438,849 shares of Series F Preferred Stock at $1.39 per share totaling $2,000.

On January 22, 2015 and March 6, 2015, the Company closed on additional raises of its Series F Preferred Stock financing totaling $4,068 for 2,926,263 shares of Series F Preferred Stock at an original issuance price of $1.39 per share.

NOTE 18—Change in Accounting Principle

In April 2015, the FASB issued ASU No. 2015-03, “Interest – Imputation of Interest”. The standard requires debt issuance costs to be presented in the balance sheet as a direct reduction from the carrying amount of the related debt. The Company elected to early adopt this standard on June 30, 2015 on a retrospective basis and all prior periods presented have been adjusted. The following tables detail the impact of the retrospective application on the consolidated balance sheets as of December 31, 2014 and December 31, 2013:

	As previously reported	Effect of Change	As Adjusted
December 31, 2014
Balance Sheet data:
Debt issuance cost	$1,098	$(1,098)	$—
Total current assets	14,081	(1,098)	12,983
Total assets	19,113	(1,098)	18,015
Current portion of long-term debt	26,453	(1,098)	25,355
Total current liabilities	44,761	(1,098)	43,663
Total liabilities	45,254	(1,098)	44,156
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	19,113	(1,098)	18,015
December 31, 2013
Balance Sheet data:
Debt issuance cost	$1,304	$(1,304)	$—
Total current assets	20,828	(1,304)	19,524
Total assets	27,173	(1,304)	25,869
Current portion of long-term debt	25,738	(1,304)	24,434
Total current liabilities	45,577	(1,304)	44.276
Total liabilities	47,368	(1,304)	46,064
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	27,173	(1,304)	25,869

Unaudited Consolidated Financial Statements

as of June 30, 2015

SYNCARDIA SYSTEMS, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands except share data)

	June 30, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$8,225	$4,643
Accounts receivable, net of allowances of $190 and $452, respectively	1,231	1,469
Inventories, net of allowances of $251 and $204, respectively	6,884	5,376
Other assets	1,576	1,495

Total current assets	17,916	12,983
Property and equipment, net	5,598	5,032

Total assets	$23,514	$18,015

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Short-term notes payable	$812	$812
Current portion of long-term debt	36,078	25,355
Current portion of capital lease obligations	488	1,020
Accounts payable	3,498	3,080
Accrued expenses and other current liabilities	2,805	4,006
Deferred revenue	2,803	1,751
Customer deposits	6,517	7,639

Total current liabilities	53,001	43,663

Long-term liabilities
Long-term debt, net of current portion	93	140
Capital lease obligations, net of current portion	29	130
Warrant liability	246	148
Other long-term liability	—	75

Total long-term liabilities	368	493

Total liabilities	53,369	44,156

Commitments and contingencies
Redeemable convertible preferred stock	23,755	10,989
Stockholders’ deficit:
Common stock; $0.01 par value; 60,359,353 shares authorized as of June 30, 2015 and December 31, 2014; 19,716,271 and 18,831,520 issued and outstanding as of June 30, 2015 and December 31, 2014	197	188
Additional paid-in capital	83,613	81,404
Accumulated other comprehensive (loss) income	(100)	9
Accumulated deficit	(137,320)	(118,731)

Total stockholders’ deficit	(53,610)	(37,130)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$23,514	$18,015

See notes to unaudited consolidated financial statements

SYNCARDIA SYSTEMS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands except share data)

	For the six months ended June 30,
	2015	2014 (Restated)

Product revenue	$8,273	$6,092
Training revenue	462	98

Total revenue	8,735	6,190

Costs of revenue	4,941	2,849

Gross Profit	3,794	3,341

Operating expenses:
Selling, general and administrative expenses	7,870	6,500
Research and development	1,754	2,438

Total operating expenses	9,624	8,938

Loss from operations	(5,830)	(5,597)

Other income (expense):
Interest income	10	2
Interest expense	(2,420)	(2,420)
Loss on extinguishment of debt	(9,948)	—
Gain (loss) on foreign currency transactions	(217)	9
Change in fair value of warrant liability and other expense	(123)	(559)

Total other expense	(12,698)	(2,968)

Loss before provision for income taxes	(18,528)	(8,565)
Provision for income taxes	(61)	(55)

Net loss	$(18,589)	$(8,620)
Less deemed dividend on redeemable convertible preferred stock	(968)	(2,374)

Net loss attributable to common stockholders	$(19,557)	$(10,994)
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation gain arising during the period	(109)	(1)

Comprehensive loss, net of tax	$(19,666)	$(10,995)

Basic and diluted loss per share attributable to common stockholders	$(1.03)	$(3.14)

Basic and diluted weighted average common shares outstanding	19,047,366	3,503,286

See notes to unaudited consolidated financial statements

SYNCARDIA SYSTEMS, INC.

UNAUDITED CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ DEFICIT

(in thousands except share data)

	Series F Redeemable Convertible Preferred Stock		Stockholders’ Deficit
			Common Stock
	Shares	Amount	Shares	Amount	Additional paid-in capital	Accumulated comprehensive income	Accumulated deficit	Total stockholders’ deficit
Ending balance, December 31, 2014	7,729,186	$10,989	18,831,520	$188	$81,404	$9	$(118,731)	$(37,130)
Exercise of stock options	—	—	91,990	2	35	—	—	37
Share based compensation	—	—	—	—	97	—	—	97
Deemed dividend on redeemable convertible preferred stock	—	968	—	—	(968)	—	—	(968)
Issuance of Series F redeemable convertible preferred stock	8,501,805	11,798	—	—	—	—	—	—
Premium on convertible debt attributable to conversion option	—	—	—	—	2,585	—	—	2,585
Issuance of common warrants	—	—	—	—	175	—	—	175
Exercise of warrants	—	—	792,761	7	285	—	—	292
Unrealized foreign currency translation gain arising during the period	—	—	—	—	—	(109)	—	(109)
Net loss	—	—	—	—	—	—	(18,589)	(18,589)

Ending balance, June 30, 2015 (unaudited)	16,230,991	$23,755	19,716,271	$197	$83,613	$(100)	$(137,320)	$(53,610)

See notes to unaudited consolidated financial statements

SYNCARDIA SYSTEMS, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the six months ended June 30,
	2015	2014
	(unaudited)
Cash flows from operating activities:
Net loss	$(18,589)	$(8,620)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	833	1,276
Provision for doubtful accounts	(142)	—
Share based compensation	97	33
Change in fair value of warrant liability	98	559
Amortization of debt issuance cost	161	103
Accretion of debt discount	49	68
Extinguishment of debt	9,946	—
Accretion of exit fee	283	300
Gain on disposal of assets	(3)	—
Changes in operating assets and liabilities:
Accounts receivable, trade	380	186
Inventories, net	(1,508)	86
Other assets	(80)	195
Accounts payable	418	(939)
Accrued expenses and other current liabilities	(1,276)	(225)
Deferred revenue	1,052	(4,214)
Customer deposits	(1,122)	3,337

Net cash used in operating activities	(9,403)	(7,855)

Cash flows from investing activities:
Purchases of property and equipment	(1,396)	(441)

Net cash used in investing activities	(1,396)	(441)

Cash flows from financing activities:
Proceeds from long-term debt	8,849	—
Payments on long-term debt	(3,036)	(321)
Payments on short-term debt	—	—
Proceeds from the exercise of warrants	292	—
Payments on capital lease obligations	(633)	(853)
Proceeds from exercise of stock options	37	1
Proceeds from issuance of preferred stock, net	9,298	—
Payments for debt issuances costs	(317)	—

Net cash provided by (used in) financing activities	14,490	(1,173)

Effect of exchange rate changes on cash and cash equivalents	(109)	(1)

Net increase (decrease) in cash and cash equivalents	3,582	(9,470)
Cash and cash equivalents, beginning of year	4,643	13,135

Cash and cash equivalents, end of period	$8,225	$3,665

Non-cash transactions:
Accretion of preferred stock to redemption value	968	2,374
Common stock warrants issued in connection with debt financing	175	—
Preferred stock issued in connection with convertible notes	2,500	—
Premium on beneficial conversion feature of convertible notes	2,585	—

See notes to unaudited consolidated financial statements

SYNCARDIA SYSTEMS, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands except share and per share data)

NOTE 1—Description of Business

SynCardia Systems, Inc. (“SynCardia” or the “Company”) is headquartered in Tucson, Arizona and develops, manufactures and commercializes the SynCardia temporary Total Artificial Heart (“TAH-t”), an implantable system designed to assume the full function of a failed human heart in patients suffering from advanced heart failure. The SynCardia TAH-t 70cc product received Food and Drug Administration (“FDA”) approval in the United States in 2004 and CE Mark approval in Europe in 1998. In August 2008, the Company obtained approval for its procedures from the Centers for Medicare and Medicaid Services allowing centers enrolled in approved studies to be reimbursed for the Company’s products and services.

The Company was incorporated in August 2001 under the laws of Delaware. SynCardia Systems Europe GmbH, (GmbH) was organized under the laws of Germany in August 2011. GmbH is a wholly owned subsidiary of SynCardia formed to facilitate the sale and distribution of SynCardia’s products throughout Western Europe. SynCardia and GmbH are referred to collectively as the Company.

Liquidity and Going Concern

The Company has had recurring losses and negative cash flows from operations and has an accumulated deficit of $137.3 million at June 30, 2015 that raise substantial doubt about the Company’s ability to continue as a going concern.

During the six months ended June 30, 2015, the Company sold shares of Series F convertible preferred stock raising $9.3 million in net cash proceeds and obtained $6.0 million of additional senior debt. While management believes the Company has sufficient working capital to meet operating needs through 2015 and its planned public offering timeline, the Company may not be able to successfully complete its planned public offering and additional funding may not be available to the Company on acceptable terms, or at all. If the Company is not able to secure adequate additional funding, the Company will be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail development programs or other operations. Any of these actions could materially harm the Company’s business, results of operations and future prospects. In addition to securing additional financing, the Company is seeking to add new products to increase its addressable patient market, expand to new transplant centers in the United States and Europe and extend to new geographic areas to improve its operating performance. There is no assurance that the Company will be able to meet all the objectives in its business plan necessary to remain a going concern. The financial statements do not include any adjustments that may result from the outcome of these uncertainties.

NOTE 2—Significant Accounting Policies

Basis of Presentation

The accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) and have been consistently applied in the preparation of the consolidated financial statements.

Certain reclassifications have been made to prior period amounts to conform to the current period presentation. For the period ended June 30, 2014, the debt issuance costs are removed from other assets and netted with current portion of long-term debt in the consolidated balance sheet.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary, GmbH. All material intercompany balances and transactions have been eliminated.

Foreign Currency Translation

The Company conducts business in foreign countries and is therefore exposed to foreign currency exchange rate fluctuations in the normal course of business. SynCardia records its foreign transactions at the spot rate at the date of the transactions. Subsequent realized and unrealized gains and losses on foreign transactions are included in other income (expense).

Interim Consolidated Financial Statements

The accompanying interim consolidated financial statements and related disclosures are unaudited and have been prepared in accordance with GAAP on the same basis as the audited consolidated financial statements for the year ended December 31, 2014 included elsewhere in this prospectus and, in the opinion of management, include all adjustments of a normal recurring nature considered necessary to present fairly the Company’s financial position, results of operations, and cash flows for the six months ended June 30, 2015 and 2014. The results of operations for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015 or any other future periods. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted under the SEC’s rules and regulations. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2014.

Significant Accounting Policies

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the year ended December 31, 2014 included elsewhere in this prospectus. Since the date of those financial statements, the only material changes to the Company’s significant accounting policies was to adjust the useful lives of certain property and equipment.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

On an ongoing basis, the Company evaluates its estimates, including those related to the accounts receivable allowance, the reserve for excess and obsolete inventory, the useful lives of long-lived assets and other intangible assets, the value of common stock and assumptions used for the purpose of determining share-based compensation, the value of preferred stock warrants, and income taxes, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying value of assets and liabilities as well as reported revenue and expenses during the periods presented.

Effective April 1, 2015, the Company determined that drivers remained in active service for longer periods than previously estimated without a major overhaul or significant increase in service costs and accordingly began to depreciate drivers over a life of five to 10 years. Prior to April 1, 2015, drivers were depreciated over a life of three to five years. As a result of this change, depreciation expense in cost of revenues was $281 less in the six months ended June 30, 2015 than would have been recorded had the Company not changed their estimated useful life. This change was accounted for as a change in estimate.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, debt and warrants. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values based on the short-term nature of these financial instruments. Warrants that meet the definition of a liability are carried at fair value.

The fair value of the Company’s debt approximates carrying value based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements.

Fair Value Measurement

The fair value measurements and disclosure requirements created a single definition of fair value, established a framework for measuring fair value in GAAP and expanded disclosures about fair value measurements. The standards emphasize that fair value is a market-based measurement, not an entity-specific measurement, and state that a fair value measurement should be determined based on assumptions that market participants would use in pricing the asset or liability. Assets and liabilities adjusted to fair value in the balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

Level inputs, as defined by GAAP, are as follows:

Level 1—	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2—	Inputs, other than quoted prices included in Level 1, that are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3—	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements by level at June 30, 2015 for the liabilities measured at fair value on recurring basis:

	Fair Value Measurements at Reporting Date
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Warrant liability	$—	$—	$246

The following table summarizes fair value measurements by level at December 31, 2014 for the liabilities measured at fair value on a recurring basis:

	Fair Value Measurements at Reporting Date
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Warrant liability	$—	$—	$148

The following table summarizes the fair value measurements using significant Level 3 inputs, and changes therein, for the six months ended June 30, 2015:

Amount
Balance as of December 31, 2014	$148
Issuance of warrants	—
Change in fair value of warrant liability	98

Balance as of June 30, 2015	$246

The warrant liability is calculated by using the Monte Carlo pricing model methodology, as discussed in Note 14, which the Company believes is widely used by market participants.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions with high credit ratings and quality. Such deposits in the United States may be in excess of Federal Deposit Insurance Corporation-insured limits and are not insured in other jurisdictions.

Major Customers

The Company has one significant customer accounting for more than 10% of the revenues for the six months ended June 30, 2015 and 2014. Company sales to its top five customers accounted for approximately 41% and 51% of revenues during the six months ended June 30, 2015 and 2014, respectively. One customer accounted for 39% of the accounts receivable balance as of June 30, 2015 and there is no concentration in the accounts receivable balance as of December 31, 2014. For the six months ended June 30, 2015, and 2014, 29% and 21%, respectively, of the sales were from customers in foreign countries.

Major Suppliers

The Company’s purchases from its top five vendors accounted for approximately 23% and 18% of purchases during the six months ended June 30, 2015 and 2014, respectively. The Company did not have any purchases from a vendor that individually accounted for more than 10% of purchases during the six months ended June 30, 2015 and 2014.

The Company utilizes certain vendors that fabricate parts that would be difficult to replace in a seamless manner because of the specialized nature of its work and the need to be approved by the FDA. In addition, the Company uses certain materials that can only be purchased from a limited number of suppliers in its production process. The loss of any such vendor could have a material adverse impact on the Company’s operations.

Stock-Based Compensation

The Company has a stock-based employee compensation plan (the Plan), which is described in Note 13. The Company accounts for stock options granted under the Plan using the fair value recognition provisions in GAAP, and estimates the value of its stock options on the grant date. The Company measures the value of employee stock options based on the Black-Scholes options pricing model. Compensation cost is recorded over the requisite service period for options that are expected to vest.

Stock-based compensation expense totaled $97 and $33 for six months ended June 30, 2015 and 2014, respectively.

Net Income (Loss) Attributable to Common Shares

The Company is required to provide basic and diluted net income (loss) per common share information. The basic net loss per common share is computed by dividing the net loss applicable to common stockholders by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss applicable to common stockholders, adjusted on an “as if converted” basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the six months ended June 30, 2015 and 2014, there were no securities that would have had a dilutive effect.

Diluted net (loss) income per share for the periods presented do not reflect the following potential common shares, as the effect would be antidilutive:

	Six Months Ended June 30,
	2015	2014
Series A Preferred Stock	—	467,609
Series B Preferred Stock	—	3,336,181
Series C Preferred Stock	—	975,610
Series D Preferred Stock	—	2,601,626
Series E Preferred Stock	—	1,950,504
Series F Preferred Stock	16,230,991	—
Options	4,785,239	1,151,984
Warrants	3,979,237	2,994,327

	24,995,467	13,477,841

As described in Note 7, the Company has outstanding convertible debt at June 30, 2015. The number of potential common shares are contingent upon future financing transactions and cannot be estimated at this time, and are also excluded from diluted net (loss) income per share.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” as a new Topic, Accounting Standards Codification (“ASC”) Topic 606. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration that the entity expects to be entitled in exchange for those goods or services. This ASU is effective for public companies for annual periods beginning after December 15, 2016 and shall be applied retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early application is not permitted. The Company is evaluating the effect of adopting this new accounting guidance and has not yet determined the method by which it will adopt the standard in 2017.

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern” (ASU 2014-15). The standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued and provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. Certain disclosures will be required if conditions give rise to substantial doubt about an entity’s ability to continue as a going concern. ASU 2014-15 applies to all entities and is effective for annual and interim reporting periods ending after December 15, 2016, with early adoption permitted. The Company is currently evaluating the impact of ASU 2014-15 on the Company’s consolidated financial statements and after adoption will incorporate this guidance in its assessment of going concern.

In April 2015, the FASB issued ASU No. 2015-03, “Interest – Imputation of Interest”. The standard simplifies the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability are presented in the balance sheet as a direct reduction from the carrying amount of that debt liability, which is consistent with debt discounts. ASU 2015-03 applies to all entities and is effective for annual reporting periods beginning after December 15, 2015, and interim periods within those annual periods, with early adoption permitted. The Company elected to early adopt this standard on June 30, 2015 on a retrospective basis and all prior periods presented have been adjusted. The debt issuance costs are presented as a direct reduction to the long-term debt in the consolidated balance sheet as of June 30, 2015 and December 31, 2014.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory”. The standard requires inventory within the scope of the ASU to be measured at the lower of cost and net realizable value. The changes apply to all types of inventory, except those measured using LIFO or the retail inventory method. This ASU is effective for public companies for annual periods beginning after December 15, 2016 and shall be applied prospectively. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of ASU 2015-11 on the Company’s consolidated financial statements.

NOTE 3—Inventories

The following is a summary of inventories, net:

	June 30, 2015	December 31, 2014
Raw materials	$598	$625
Work in process	1,773	1,208
Finished goods	2,003	1,358
Driver components and other	2,761	2,389
Allowance for obsolescence	(251)	(204)

Inventory, net	$6,884	$5,376

NOTE 4—Property and Equipment

The following is a summary of property and equipment, net:

	June 30, 2015	December 31, 2014
Equipment	$3,493	$3,406
Drivers used with TAH-t’s	8,320	6,997
Furniture and fixtures	177	179
Leasehold improvements	1,650	1,650
Construction in progress	—	24

Total	13,640	12,256
Less accumulated depreciation	(8,042)	(7,224)

Property and equipment, net	$5,598	$5,032

Depreciation and amortization expense totaled $833 and $1,275 for the six months ended June 30, 2015 and 2014, respectively.

NOTE 5—Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	June 30, 2015	December 31, 2014
Accrued trade payables	$1,453	$2,209
Series F preferred stock deposits	—	543
Accrued interest	662	577
Accrued compensation	690	677

Total accrued expenses and other current liabilities	$2,805	$4,006

NOTE 6—Short-Term Notes Payable

Short-term notes payable consist of the following:

	June 30, 2015	December 31, 2014
Short-term note payable, issued March, 2002 to University Medical Center Corporation, in the initial amount of $1,000, payable in quarterly payments including interest at 6%	$312	$312
Short-term note payable, issued December, 2012 to Trinity SynCardia Bridge LLC in the initial amount of $1,700 maturing at various dates through December 2015	500	500

Total short-term notes payable	$812	$812

Notes payable due to UMC

The Company entered into an agreement with University Medical Center Corporation (UMC) in March 2002 to acquire certain assets in exchange for a note requiring quarterly payments totaling $1,000. The Company and UMC verbally agreed to deviate from the prescribed repayment schedule to allow the Company to make periodic payments. No payments were made on the note in the six months ended June 30, 2015 and 2014. The Company is imputing interest on the outstanding balance due at 6% and recognizing the calculated amount as interest expense and relief of interest expense in the same period. Total interest expense and debt forgiveness was $9 for each of the six months ended June 30, 2015 and 2014. Any unpaid amounts are payable immediately upon a sale of the Company to an unrelated third party.

Notes payable due to Trinity SynCardia Bridge LLC

In December 2012, the Company entered into a series of short-term bridge notes maturing at various dates through April 2013 to borrow $1,700. The notes paid interest at 15% annually. Beginning in April 2013, the Company entered into a series of agreements with Trinity SynCardia Bridge LLC to extend the maturity date of the remaining balance of the notes of $500 to December 2014. In conjunction with the notes, the Company issued detachable warrants to purchase 13,823 shares of Series E Preferred Stock at a price of $4.82 per share. The warrants are accounted for as liability warrants and are recorded at their fair value as discussed in Note 14. On May 19, 2015, the Company amended the note to extend its maturity date from December 15, 2014 to December 15, 2015. In connection with the amendment, the Company paid Trinity SynCardia Bridge LLC a cash fee of $20 and issued warrants to purchase 35,971 shares of common stock at an exercise price of $1.39 per share.

NOTE 7—Long Term Debt

The Company’s outstanding long-term debt obligations are as follows:

	June 30, 2015	December 31, 2014
Notes payable, Athyrium and SWK under the first lien credit agreement, requiring quarterly interest only installments at 13.5% through March 2018	$22,884	$16,600
Notes payable, Athyrium and SWK under the second lien credit agreement, requiring quarterly payments based on the prescribed schedule through December 2021	—	10,000
Convertible notes payable, Athyrium, SWK and DECC with interest at 10% compounded annually and is due March 2018	14,500	—
Notes payable, Trinity Capital Investment, LLC, payable in aggregate monthly installments of $4 beginning in June 2013 and maturing at various dates through September 2017	187	223

Subtotal	37,571	26,823

	June 30, 2015	December 31, 2014
Less: Unamortized discounts	(498)	(230)
Less: Debt Issuance Costs	(902)	(1,098)

	36,171	25,495
Less: Current portion of debt	(36,078)	(25,355)

Total long-term portion of debt, net	$93	$140

Notes payable to Athyrium, SWK and DECC

During 2013 the Company entered into two credit agreements with Athyrium Opportunities Fund (A) LP and Athyrium Opportunities Fund (B) LP (collectively, “Athyrium”) and SWK Funding LLC (“SWK”) to obtain debt financing.

In March 2013, the Company obtained a $15,000 first lien term loan with Athyrium that was issued with an original issue discount of $225. From the proceeds from the loan $5,169 was paid to the Company’s existing lenders to refinance those borrowings, $4,824 of the proceeds was retained by the Company to finance its working capital needs and $282 of the proceeds was withheld to pay various financing costs. The remaining $4,500 of the proceeds was held in escrow. In conjunction with this debt, the Company issued 121,955 series E preferred stock warrants valued at $37. The warrants are carried at their fair value as discussed in Note 14.

The first lien credit agreement was amended in September 2013 to reduce the outstanding debt from $15,000 to $12,000 upon the default of various provisions of the loan. Under this amended credit agreement, Athyrium forbore its right to certain remedies in exchange for requiring the Company to utilize $3,000 of the $4,500 held in escrow to reduce the outstanding debt, pay $660 in prepayment penalties and $46 for various fees. The remaining $794 was released to the Company for use as working capital.

In December 2013, the Company borrowed additional funds from SWK under expansion provisions of the first lien amended credit agreement totaling $4,000 with an original issue discount of $60. The Company also entered into a second lien credit agreement with SWK and Athyrium totaling $10,000. Proceeds from these loans were used as follows: $13,055 for working capital, $462 to pay interest on the first lien term loan and $424 for financing costs. The Company was also required to pay SWK $50 for due diligence costs prior to the funding of these loans. The Company issued 40,000 shares of common stock to SWK in conjunction with this transaction.

The outstanding principal balance under the first lien credit agreement totaling $16,000 accrues interest at an annual rate of 13.5%, with interest only payments due quarterly through March 2018, at which time the outstanding principal and all accrued and unpaid interest is due in full. In the event of a default as defined in the credit agreement, interest is payable at a rate of 15.5% per annum. The loan under the first lien credit agreement is subject to a prepayment penalty of up to 20% if paid prior to March 5, 2015 and 15% after March 5, 2015 decreasing over time based on a formula. In addition, the loan is subject to an exit fee equal to 15% of the outstanding principal balance to be paid upon any prepayment or repayment of the loan. The exit fee is being accreted over the term of the loan using the effective interest method.

The second lien credit agreement totaling $10,000 required quarterly interest only payments based on the Company’s annual revenues. The Company accrued interest expense quarterly using these rates and the annualized level of year to date revenues achieved through the end of the applicable quarter. The quarterly interest payments based on the Company’s revenues were reset annually. The second lien credit loan is subject to a prepayment penalty as defined in the credit agreement in the event of prepayment before maturity. The Company paid $500 for advisory services related to this transaction which was accounted for as debt issuance costs.

The Company has pledged its interest in GmbH and its intellectual property to collateralize the notes. In addition, the notes are secured by essentially all assets of the Company, excluding those held under capital lease.

On February 13, 2015, the Company entered into an Amended and Restated Second Lien Credit, Note Purchase Exchange and Termination Agreement (“Credit and Note Purchase Agreement”) whereby the Company issued secured subordinated convertible promissory notes (“Convertible Notes”) totaling $14,500. The Convertible Notes are automatically convertible into shares of the Company’s common stock upon the closing of a qualified initial public offering and convertible at the option of the holder upon other types of financings. The number of shares issued upon conversion is based on the outstanding principal and accrued unpaid interest divided by the price per share at which the shares are offered multiplied by 0.75. If the notes have not been fully paid or converted as of June 30, 2016 and the Company has not completed an initial public offering or other type of financing, the holders may elect to convert the notes into the number of shares of Series F preferred stock that equals the outstanding principal plus any accrued and unpaid interest divided by $1.39. If a deemed liquidation event, such as a sale or change of control, occurs prior to conversion, the holders can require the Company to settle any amounts due under the notes, including accrued and unpaid interest, multiplied by 1.12 for cash.

Under the Credit and Note Purchase Agreement, the existing note holders exchanged their second lien credit agreement notes, with a carrying value of $10,000 immediately prior to the exchange, for $3,000 cash, Convertible Notes with a principal balance of $11,500 and 1,798,563 shares of Series F Preferred Stock valued at $2,500 based on the issuance price of $1.39 per share. The Company also issued Convertible Notes with a principal balance of $3,000 to a new lender, Delta Electronics Capital Company (“DECC”), in exchange for $3,000 cash.

The existing second lien credit agreement note holders permanently waived certain terms and conditions under the second lien credit agreement including contingent interest due at various rates based on revenue and prepayment penalties under the tiered premium payment structure. The Convertible Notes accrue interest at an annual rate of 10% compounded annually, with outstanding principal and accrued unpaid interest due March 5, 2018, unless earlier converted into shares of common or preferred stock.

As a condition of and concurrent with the closing of the Credit and Note Purchase Agreement, DECC purchased 2,338,130 shares of Series F Preferred Stock at $1.39 per share totaling $3,250 and existing note holders purchased 1,438,849 shares of Series F Preferred Stock at $1.39 per share totaling $2,000.

The Company concluded that the exchange of the second lien credit agreement for the Convertible Notes is not a troubled debt restructuring under applicable accounting guidance because the lenders did not grant a concession. The Company determined that the exchange is an extinguishment of debt under ASC 470-50 “Extinguishment of Debt” due to the addition of a substantive conversion option. The Convertible Notes and Series F preferred stock have been recorded at estimated fair value, and along with the $3,000 cash payment, resulted in a loss on extinguishment of $9,946. The fair value of the Convertible Notes and Series F preferred stock were estimated using Level 3 inputs. Included in the loss on extinguishment is the write-off of unamortized debt issuance costs of $360. The Company also recorded deferred debt issuance costs of $239 in relation to the issuance of the Convertible Note. As a result of the fair value measurement, a substantial premium attributable to the conversion option of $2,585 was recorded as additional paid in capital in the consolidated balance sheet.

The first and second lien credit agreements were amended in December 2014. This amendment delayed the requirement date regarding an audit report on the Company’s financial statements not contain going concern language to years ending after December 31, 2014. Because the amendment delaying compliance with the going concern language covenant did not extend beyond one year, the amounts outstanding under these loans at June 30, 2015 and December 31, 2014 are classified as current in the accompanying consolidated balance sheets.

On June 19, 2015, the Company entered into amendments to the first lien credit agreement and the Convertible Note Agreement, to waive certain covenant violations. As permitted under the first lien credit agreement the Company increased the outstanding debt by $6,000 with the original issue discount of $90. In connection with the new borrowing, the company entered into the add-on term loan agreement, which bears interest at 13.5% and includes a prepayment penalty of 20% of any portion of the $6,000 principal is prepaid or required to be prepaid prior to June 19, 2017. The Company issued 320,513 shares of common stock warrants to SWK and 448,718 shares of common stock warrants to Athyrium with a strike price of $0.78 in conjunction with this transaction. The warrants were accounted for as equity warrants at $165. The Company analyzed the transaction under ASC 470 and accounted for it as a modification of the first lien credit agreement.

Trinity Capital Investment Note Payable

The Company obtained a series of term notes with Trinity Capital Investment, LLC, payable in aggregate monthly installments of $4 beginning in June 2013 and maturing at various dates through September 2017, interest free, collateralized by substantially all of the Company’s assets. The Company imputed interest on the notes at rates ranging between 6% and 7%.

NOTE 8—Income Taxes

The primary differences between the federal statutory income tax rate and the Company’s effective tax rate are due to permanent differences such as meals and entertainment expenses that are non-deductible for tax, state income taxes, the net change in valuation allowance, and other nontaxable items.

The tax effects of temporary differences and carryforwards that gave rise to significant portions of the deferred tax assets and liabilities for the three and six months ended June 30, 2015 and 2014 were net operating loss carryforwards, accruals and reserves, credits, fixed assets, and other items.

At December 31, 2014, a full valuation allowance was provided for the tax benefits that may not be realized and is still in effect at June 30, 2015. Management believes, based on a variety of factors, it is more likely than not that the deferred income tax assets will not be fully realized. The federal and state net operating loss carryforward is subject to relatively short time periods available to utilize the loss, and that utilization cannot be assured.

NOTE 9—Commitments and Contingencies

Legal Matters

In the normal course of its business, the Company is involved in certain litigation. The Company records accruals for legal contingencies when it is probable that a liability has been or will be incurred and the amount of the loss can be reasonably estimated. If an accrual is not made for contingencies, because the above conditions are not met, then disclosure of the contingency will be made if there is at least a reasonable possibility that a loss may have been incurred.

It is not possible to predict with certainty whether or not the Company will ultimately be successful in any of these legal matters or, if not, what the impact might be. However, the Company’s management does not expect that any current legal proceedings will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

In October 2013, SynCardia entered into a settlement and release agreement with a center that provided services to a participant who passed away in a voluntary clinical trial of the Company’s Freedom Portable Driver. Under the terms of the agreement, the Company is required to pay the center $150 over a period of five months. Because the settlement and release agreement has not been executed by certain parties, no payments have been made. The entire amount is included in accrued liabilities at June 30, 2015 and December 31, 2014.

Settlement agreement

During 2013, the Company entered into a settlement agreement with a former supplier requiring payment of $750, payable in installments of $25 for 30 months, beginning in October 2013. In the event of sale or transfer of at least 50% of the Company’s ownership, the balance is due in full. At June 30, 2015 and December 31, 2014, $225 related to the settlement were included in accrued expenses. The remaining balance was classified as other long term liability for zero at June 30, 2015 and $75 at December 31, 2014.

Sales agreements

The Company chooses to sell SynCardia TAH-t units only to heart transplant and destination therapy centers certified by the Joint Commission on Accreditation of Healthcare Organizations and which have completed the SynCardia training and certification process. The Company has entered into purchase order agreements with each certified center that stipulate the general terms of the business relationship between the Company and the center such as price, payment and specific responsibilities. However these agreements do not obligate the Company’s customers to any long-term or volume purchase commitments.

Distribution agreements

From time to time the Company enters into distribution agreements with companies incorporated under the laws of foreign countries to distribute the Company’s products at prescribed prices as defined in the agreements. Under the terms of these agreements, the Company is permitted to ship and store certain inventory on consignment at the distributor’s locations. The Company can generally terminate these agreements at any time without cause by giving limited prior notice. If the Company terminates the agreements without cause, the Company is required to reimburse the distributor for any costs incurred related to the reacquisition of any unused inventory from any of the centers the distributor supplies at rates prescribed in the agreements.

Lease agreements

The Company leases operating facilities and equipment under noncancellable operating leases that expire at various dates through 2020. Total lease expense under noncancellable leases for the six months ended June 30, 2015 and 2014 was $164 and $145, respectively.

Deferred rent of zero and $16 at June 30, 2015 and December 31, 2014, respectively, represents the difference between straight-line rent and minimum rental payments from the inception of the operating facilities lease and is included with accrued expenses.

NOTE 10—Capital Lease Obligations

The Company entered into a series of lease agreements with Trinity Capital Investment, LLC and its affiliates (Trinity) to finance the acquisition of certain equipment. Under the terms of the agreements, Trinity purchased the equipment from SynCardia then subsequently leased that equipment back to the Company.

In addition to monthly lease payments, the Company was required to grant Trinity preferred stock warrants and enter into a series of promissory notes. During the six months ended June 30, 2015 and 2014, the Company issued no additional series E preferred stock warrants related to these leases. The warrants are recorded at their fair value and included in warrant liability at June 30, 2015 and December 31, 2014. The promissory notes are included in long-term debt at June 30, 2015 and December 31, 2014.

During 2013, the Company defaulted on the leases when it failed to make payments totaling $360 to purchase certain leased assets as required by put provisions of the agreement. The Company and Trinity entered into an Amendment and Forbearance Agreement to convert this amount into a note payable due January 2014 and restructure the timing of the remaining rent payments and promissory notes. The payment of 30% of the required rent under the leases from October 2013 through December 2013 was paid in January 2014. In addition, approximately $18 of required payments on the promissory notes was paid in January 2014. The agreement required the Company to make a payment of $65 as consideration for the arrangement.

At June 30, 2015 and December 31, 2014, the Company has recorded assets with a cost of approximately $3,772 and $3,777 and accumulated amortization of $2,962 and $2,697 related to its capital leases.

NOTE 11—Redeemable Convertible Preferred Stock

Series F Redeemable Convertible Preferred Stock

Between September 2014 and March 6, 2015, the Company received proceeds totaling $19,539 in cash, net of offering costs of $138, from the sale of 14,156,806 shares of Series F redeemable preferred stock for an original issuance price of $1.39 per share (the “Series F Financing”). The Company also issued an additional 275,622 shares of Series F redeemable preferred stock with a value of $383 as payment of interest due on outstanding debt and issued 1,798,563 shares of Series F redeemable preferred stock with a value of $2,500 as part of the exchange of the second lien credit agreement for Convertible Notes (as further described in Note 7).

Dividends—Series F Preferred Stock entitles the holder to dividends at the rate per annum of ten percent (10%) of the Original Issue Price. Dividends accrue from the six-month anniversary of the date each such Series Preferred Share becomes outstanding and will accrue whether or not declared by the Board and whether or not actually paid. Dividends may be paid in cash or common stock, at the sole discretion of the Board; provided, however, that upon the conversion as a result of an initial public offering of the Company’s stock (“Public Offering”), all dividends accrued shall, automatically and without any further action by the Board or any other party, be paid in common stock.

Conversion—Series F Preferred Stock is convertible, at the option of the holder, into common stock at the applicable conversion ratio in effect at the time of conversion. At June 30, 2015, the conversion ratio is one share of common stock for each share of Series F Preferred Stock. Each share outstanding on the closing date of a firm underwritten commitment for a Public Offering of at least $15,000 or the closing date of an approved sale (as defined in the Stockholders’ Agreement) will automatically be converted on the same basis as if each holder had properly exercised his right to convert on the day before the closing of such Public Offering or approved sale.

Liquidation Preferences—The Series F Preferred Stock is entitled to receive, upon any liquidation, dissolution or winding up of the affairs of the Company, an amount equal to two times the original issuance price ($1.39), prior to any payment to the Company’s common stockholders.

Board Representation—The holders of Series F Preferred Stock will have the right to designate two directors to the Board of Directors, with the remaining directors to be designated by the holders of a majority of the outstanding shares of common stock and preferred stock, voting together as a single class.

Anti-dilution rights—In the event the Company shall, at any time after the closing of the Series F Financing, issue additional shares of common stock without consideration or for a consideration per share less than the Series F conversion ratio in effect immediately prior to such issue, then the Series F conversion ratio is reduced to a ratio determined in accordance with the a formula described in the agreement.

Voting Rights—The holders of Series F Preferred Stock are entitled to vote on all matters upon which holders of common stock have the right to vote and are entitled to a number of votes equal to the number of common stock into which such Series F Preferred Stock could then be converted.

Redemption—If, 10 years from the closing of the last sale of Series F Preferred Stock there has not occurred either (i) an initial public offering, (ii) a merger as defined, or (iii) any liquidation, dissolution or winding up of the affairs of the Company, then each holder of Series F Preferred Stock will have the right to require the Company to redeem all of the Series F Preferred Stock, including accrued dividends.

NOTE 12—Common Stock

Authorized, issued and outstanding shares of the Company’s common stock are as follows:

	June 30, 2015	December 31, 2014
Authorized; par value $0.01	60,359,353	40,000,000
Issued	19,716,271	18,831,520
Outstanding	19,716,271	18,831,520

NOTE 13—Stock Options

The Company has established a stock option plan (the “Plan”) whereby options to purchase shares of the Company’s common stock are granted at a price not less than the fair value of the common stock at the date of the grant, as determined by the Board of Directors. In February 2015, the Board of Directors increased the total shares of common stock reserved for issuance by 2,000,000 to a total of 5,000,000 shares of common stock reserved for issuance under the Plan. The options granted vest either immediately, ratably over a five-year period or on a prescribed schedule. The maximum contractual term of the options granted is typically five years.

The Company uses the Black-Scholes option pricing formula to value its stock options. The valuation considers the use of income, cost and market approaches in applying the discounted cash flow method to arrive at a per share value. The valuation includes the consideration of various internal and external factors that could influence the Company’s per share value. Internal factors considered included the Company’s financial position, results of operations, current management and the size and marketability of the interest being valued. External factors considered include the status of the Company’s industry and the position of the Company relative to its industry.

The fair value of the options at each measurement date was calculated using the Black-Scholes options pricing model with the following factors, assumptions, and methodologies:

	June 30, 2015	June 30, 2014
Fair value of common stock	$0.76	$0.37
Expected term (years)	3.0	3.0
Risk free interest rate	0.8%	0.7%
Dividend rate	0%	0%
Volatility	50.0%	50.0%

Based on the results of the calculated value of the Company’s stock options for the six months ended June 30, 2015 and 2014, compensation expense of $97 and $33 has been recognized in the accompanying statements of operations related to options granted. Compensation related to non-vested awards outstanding at June 30, 2015 of approximately $636 is expected to be recognized over 3.93 years. The weighted average contractual term for the non-vested awards is 8.05 years. Stock options outstanding are as follows:

	Options	Exercise Price per share	Weighted average contractual term (in years)	Average Intrinsic Value
Outstanding at December 31, 2014	1,578,945	$0.47	4.91	$264
Granted	2,584,314	0.76
Exercised	(91,990)	0.38
Forfeited or expired	(262,575)	0.72

Outstanding at June 30, 2015	3,808,694	$0.65	8.05	$856

Exercisable at June 30, 2015	1,107,910	$0.54	5.55	$207

The Company uses historical data to estimate employee termination rates in calculating options expected to vest. Groups of employees that have similar historical exercise behavior are considered separately. During the six months ended June 30, 2015 and 2014, 91,990 and 4,000 options were exercised, respectively. The weighted average grant date calculated value of options granted during the six months ended June 30, 2015 and 2014 was $0.26 and $0.65 per share, respectively.

A summary of the changes of the Company’s non-vested options during the six months ended June 30, 2015 is presented below:

	Number of shares	Weighted average grant date calculated value
Non-vested at December 31, 2014	713,778	$134
Granted	2,584,314	674
Vested	(342,984)	(89)
Forfeited	(254,324)	(70)

Non-vested at June 30, 2015	2,700,784	$649

NOTE 14—Stock Warrants

From time to time, the Company issues warrants to its creditors and various other individuals. The Company’s outstanding common stock warrants originally classified as equity warrants at the date of grant are included as a component of stockholder’s equity at their relative grant date fair value.

The Company had issued preferred stock warrants to Athyrium, Silicon Valley Bank and Trinity Capital Investment, LLC in conjunction with financing transactions. Because these warrants were issued for redeemable securities, they met the definition of a liability and were accounted for as liability warrants measured at each period at fair value with any changes in fair value charged to operations until certain of our preferred stock converted into common stock in September 2014. In connection with this conversion transaction, all warrants were converted into common stock warrants. Because they contain anti-dilution clauses, these warrants continue to be accounted for as liabilities. Also in connection with the Series F Financing, the Company amended the then-outstanding series E preferred stock warrants, prior to their conversion into common stock warrants, reducing the exercise price from $6.15 to $1.39 per share, extending their term through August 27, 2024 and eliminating the early termination provision in such warrants in connection with an IPO. In order to compute the fair value of the warrants, the Company obtained a valuation of its common stock. The valuation contemplated the use of income, cost and market approaches in applying the discounted cash flow method to arrive at a per share value and considered various internal and external factors that could influence the Company’s per share value. The resulting fair value of $246 and $148 has been recorded as a warrant liability at June 30, 2015 and December 31, 2014, respectively and total losses of $98 for the six months ended June 30, 2015 and $559 for the six months ended June 30, 2014, respectively, have been recognized in other income to adjust the warrants to fair value.

The following summarizes the Company’s common stock warrants outstanding at June 30, 2015:

	Equity Warrants			Liability Warrants
	Shares Underlying	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Shares Underlying(1)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Balance December 31, 2014	3,355,854	$1.17	6.06	529,785	$2.45	7.32
Issued	855,202	0.80	9.02	—	—	—
Impact of antidilution clauses	—	—	—	31,157	3.70	8.06
Exercised	(792,761)	0.37	—	—	—	—
Forfeited, expired or cancelled	—	—	—	—	—	—

Outstanding June 30, 2015	3,418,295	$1.46	6.99	560,942	$2.51	6.99

(1)-	The warrants contain anti-dilution provisions.

The fair value of the warrants at each measurement date was calculated using the Monte Carlo pricing model with the following factors, assumptions and methodologies:

	June 30, 2015	December 31, 2014
Fair value of common stock	$0.70	$0.57
Expected term (years)	6.4 to 7.7	6.9 to 8.2
Risk free interest rate	1.85% to 2.07%	1.97% to 2.07%
Expected dividend yield	$0.00	$0.00
Volatility	80.0%	80.0%

NOTE 15—Segment Disclosure

The Company has one operating and reporting segment which develops, manufactures and commercializes the SynCardia TAH-t, an implantable system designed to assume the full function of a failed human heart in patients suffering from advanced heart failure. The Company’s chief operating decision maker is the Chief Executive Officer, who reviews consolidated financial information for purposes of making decisions about allocating resources and assessing performance. The Company’s operations outside the United States consist primarily of sales and sales support activities, and the chief operating decision maker does not assess performance on asset-based metrics. Therefore, the information below is presented only for revenues by geography.

The Company’s revenues were generated in the following geographic regions as follows:

	Six months ended June 30,
	2015	2014
United States	$6,226	$4,919
Europe	2,414	956
Other	95	315

Consolidated Total	$8,735	$6,190

NOTE 16—Restatement of Consolidated Statement of Operations

The Company restated certain balances in the consolidated statement of operations and comprehensive loss for the six months ended June 30, 2014 to correct a misstatement related to cost of revenue that had previously been presented within selling, general and administrative expenses, primarily related to the cost of servicing drivers and to accrue the exit fee required to be paid on the first lien credit agreement upon repayment.

The effect of the restatement on the consolidated statement of operations for the six months ended June 30, 2014 is presented in the following table:

	Six Months Ended June 30, 2014
	As previously reported	Adjustments	Restated
Cost of revenue	$1,925	$924	$2,849
Gross Profit	4,265	(924)	3,341
Selling, general and administrative expenses	8,142	(1,642)	6,500
Research and development	1,720	718	2,438
Interest expense	2,120	300	2,420
Net loss	(8,320)	(300)	(8,620)

Note 17—Subsequent Event

On August 6, 2015, the Company initiated a voluntary recall of 56 Freedom drivers as a result of a failure of a component part in the Company’s Freedom drivers. The Company does not expect the recall to have a material effect on the Company’s financial statements as of and for the six months ended June 30, 2015.

SHARES OF COMMON STOCK

Roth Capital Partners

Through and including             , 2015 (25 days after commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by SynCardia Systems, Inc. (the “Registrant”) in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the FINRA filing fee and the Nasdaq Global Market filing fee.

Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who were, are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were, are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the closing of this offering, provide for the indemnification of its directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The Registrant’s amended and restated certificate of incorporation includes such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Registrant upon delivery to it of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Registrant.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the Registrant has entered into indemnity agreements with each of its directors and executive officers, that require the Registrant to indemnify such persons against any and all costs and expenses (including attorneys’, witness or other professional fees) actually and reasonably incurred by such persons in connection with any action, suit or proceeding (including derivative actions), whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer or is or was acting or serving as an officer, director, employee or agent of the Registrant or any of its affiliated enterprises. Under these agreements, the Registrant is not required to provide indemnification for certain matters, including:

•	indemnification beyond that permitted by the Delaware General Corporation Law;

•	indemnification for any proceeding with respect to the unlawful payment of remuneration to the director or officer;

•	indemnification for certain proceedings involving a final judgment that the director or officer is required to disgorge profits from the purchase or sale of the Registrant’s stock;

•	indemnification for proceedings involving a final judgment that the director’s or officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct or a breach of his or her duty of loyalty, but only to the extent of such specific determination;

•	indemnification for proceedings or claims brought by an officer or director against us or any of the Registrant’s directors, officers, employees or agents, except for claims to establish a right of indemnification or proceedings or claims approved by the Registrant’s board of directors or required by law;

•	indemnification for settlements the director or officer enters into without the Registrant’s consent; or

•	indemnification in violation of any undertaking required by the Securities Act or in any registration statement filed by the Registrant.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Except as otherwise disclosed under the heading “Legal Proceedings” in the “Business” section of this registration statement, there is at present no pending litigation or proceeding involving any of the Registrant’s directors or executive officers as to which indemnification is required or permitted, and the Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

The Registrant has an insurance policy in place that covers its officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) or otherwise.

The Registrant plans to enter into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify the Registrant’s directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent sales of unregistered securities.

The following sets forth information regarding all unregistered securities sold by the Registrant since January 1, 2012:

(1)	From January 1, 2012 to date, the Registrant issued and sold to its current and former employees an aggregate of 196,566 shares of common stock pursuant to the exercise of options granted under the Registrant’s Long Term Incentive Plan (the “pre-IPO plan”), for aggregate consideration of $73,478.

(2)	From January 1, 2012 to date, the Registrant granted stock options under the pre-IPO plan to purchase an aggregate of 3,450,952 shares of common stock (net of cancellations) to its employees, directors and consultants, with an exercise price of $0.37 to $0.78 per share.

(3)	From January 1, 2012 through March 22, 2013, the Registrant issued and sold to investors an aggregate of 732,058 shares of its Series E preferred stock, having a price of $6.15 per share for aggregate consideration of $4.5 million. On September 15, 2014, all shares of the then-existing Series E preferred stock were converted into shares of common stock.

(4)	From January 1, 2012 through March 22, 2013, in connection with the Registrant’s Series E preferred stock financings described above, the Registrant issued warrants to purchase up to an aggregate of 732,058 shares of the Registrant’s Series E preferred stock, with an exercise price of $6.15 per share. On September 15, 2014, all warrants to purchase shares of the then-existing Series E preferred stock were converted into warrants to purchase shares of common stock.

(5)	From January 1, 2012 through April 1, 2013, in connection with various loan agreements, the Registrant issued warrants to purchase an aggregate of 169,924 shares of the Registrant’s Series E preferred stock, with an exercise price of $6.15 per share. On September 15, 2014, all warrants to purchase shares of the then-existing Series E preferred stock were converted into warrants to purchase shares of common stock.

(6)	From September 15, 2014 to March 6, 2015, the Registrant issued and sold to investors an aggregate of 16,230,991 shares of its Series F preferred stock, having a price of $1.39 per share for aggregate consideration of $22.6 million. Upon the closing of this offering, these shares will convert into 16,230,991 shares of common stock.

(7)	On February 13, 2015, the Registrant entered into an Amended and Restated Second Lien Credit, Note Purchase Exchange and Termination Agreement with Athyrium Opportunities Fund (A) LP, Athyrium Opportunities Fund (B) LP, SWK Funding LLC and Delta Electronics Capital Company (collectively, the “Lenders”) whereby the Registrant issued to the Lenders Secured Subordinated Convertible Promissory Notes (“Convertible Notes”) totaling $14.5 million. The aggregate principal amount of the Convertible Notes (plus accrued interest thereon) are convertible into shares of common stock, assuming an initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and a conversion date of .

The offers, sales and issuances of the securities described in paragraphs (1) and (2) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were the Registrant’s employees, directors or bona fide consultants and received the securities under the pre-IPO plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about the Registrant.

The offers, sales and issuances of the securities described in paragraphs (3) through (7) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 promulgated under Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about the Registrant.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated by reference herein.

(b) Financial statement schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona, on the 17th day of August, 2015.

SYNCARDIA SYSTEMS, INC.

By:	/s/ Michael P. Garippa
Michael P. Garippa President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael P. Garippa and Daniel R. Hudspeth, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael P. Garippa	President, Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	August 17, 2015
Michael P. Garippa

/s/ Daniel R. Hudspeth	Chief Financial Officer	August 17, 2015
Daniel R. Hudspeth	(Principal Financial and Accounting Officer)

/s/ Eric Salzman
Eric Salzman	Chairman of the Board of Directors	August 17, 2015

/s/ Jack G. Copeland, M.D.
Jack G. Copeland, M.D.	Member of the Board of Directors	August 17, 2015

/s/ Thomas K. Cox
Thomas K. Cox	Member of the Board of Directors	August 17, 2015

/s/ Doug Fahoury
Doug Fahoury	Member of the Board of Directors	August 17, 2015

/s/ Mark C. Goldberg, M.D.
Mark C. Goldberg, M.D.	Member of the Board of Directors	August 17, 2015

EXHIBIT INDEX

Exhibit number	Description of document

1.1†	Form of Underwriting Agreement.

2.1	Asset Purchase Agreement dated July 11, 2011 between the Registrant and World Heart Corporation.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2†	Form of Amended and Restated Certificate of Incorporation to become effective upon the closing of this offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4†	Form of Amended and Restated Bylaws to become effective upon the closing of this offering.

4.1†	Form of Common Stock Certificate of the Registrant.

4.2	Ninth Amended and Restated Stockholders’ Agreement, dated September 15, 2014, by and among the Registrant and certain of its stockholders, as amended.

4.3	Registration Rights Agreement, dated March 5, 2013, by and among the Registrant and Athyrium Opportunities Fund (A) LP and Athyrium Opportunities Fund (B) LP.

4.4	Series D Preferred Stock Warrant issued by the Registrant to Silicon Valley Bank, dated June 25, 2010.

4.5	Form of Series D Preferred Stock Warrant issued to lenders.

4.6	Series D Preferred Stock Warrant issued by Registrant to Trinity Capital Investment, LLC, dated April 20, 2010.

4.7	Form of Series E Preferred Stock Warrant issued to lenders.

4.8	Series E Preferred Stock Warrant issued by Registrant to Silicon Valley Bank, dated February 6, 2013.

4.9	Form of Series E Preferred Stock Warrant issued to Athyrium Opportunities Fund (A) LP and Athyrium Opportunities Fund (B) LP, dated March 5, 2013.

4.10	Form of Series E Preferred Stock Warrant issued to participants in the Series E Preferred Stock financing.

4.11	Common Stock Warrant issued to Trinity SynCardia Bridge LLC.

4.12	Form of Common Stock Warrant issued to Athyrium Opportunities Fund (A) LP and Athyrium Opportunities Fund (B) LP.

4.13	Form of Common Stock Warrant issued to Athyrium Opportunities Fund (A) LP, Athyrium Opportunities Fund (B) LP and SWK Funding LLC.

5.1†	Opinion of Cooley LLP.

10.1+†	Form of Indemnity Agreement by and between the Registrant and its directors and officers.

10.2+	SynCardia Systems, Inc. Long Term Incentive Plan and Form of Stock Option Agreement thereunder.

10.3+†	SynCardia Systems, Inc. 2015 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder.

10.4+†	SynCardia Systems, Inc. 2015 Employee Stock Purchase Plan.

10.5+	Employment Agreement, dated May 19, 2010, by and between the Registrant and Michael Garippa, as amended.

10.6+	Offer Letter, dated February 16, 2012, by and between the Registrant and Douglas Nutter, as amended.

10.7*	Non-Exclusive License Agreement, dated July 27, 2013, by and between the Registrant and Medtronic, Inc.

10.8	Security Agreement, dated July 27, 2013, by and between the Registrant and Medtronic, Inc.

10.9*	Strategic Non-Exclusive Supplier Agreement, dated April 16, 2014, by and between the Registrant and On-X Life Technologies, Inc.

Exhibit number	Description of document

10.10	Lease Agreement, dated February 20, 2015, by and between the Registrant and Cherrylake Partners, LLC.

10.11	Amended and Restated Credit Agreement, dated December 13, 2013, by and among the Registrant, Cantor Fitzgerald Securities, as Administrative Agent, and the lenders party thereto.

10.12	Second Lien Credit Agreement, dated December 13, 2013, by and among the Registrant, Cantor Fitzgerald Securities, as Administrative Agent, and the lenders party thereto.

10.13	First Amendment to Amended and Restated Credit Agreement, dated September 15, 2014, by and among the Registrant, Cantor Fitzgerald Securities, as Administrative Agent, and the lenders party thereto.

10.14	First Amendment to Second Lien Credit Agreement, dated September 15, 2014, by and among the Registrant, Cantor Fitzgerald Securities, as Administrative Agent, and the lenders party thereto.

10.15	Second Amendment to Amended and Restated Credit Agreement, dated December 23, 2014, by and among the Registrant, Cantor Fitzgerald Securities, as Administrative Agent, and the lenders party thereto.

10.16	Second Amendment to Second Lien Credit Agreement, dated December 23, 2014, by and among the Registrant, Cantor Fitzgerald Securities, as Administrative Agent, and the lenders party thereto.

10.17	Third Amendment to Amended and Restated Credit Agreement, dated February 13, 2015, by and among the Registrant, Cantor Fitzgerald Securities, as Administrative Agent, and the lenders party thereto.

10.18	Amended and Restated Second Lien Credit, Note Purchase Exchange and Termination Agreement, dated February 13, 2015, by and among the Registrant, Cantor Fitzgerald Securities, as Administrative Agent, and the lenders party thereto.

10.19	Add-On Term Loan Joinder Agreement, dated June 19, 2015, by and among the Registrant, Cantor Fitzgerald Securities, as Administrative Agent, and the add-on term loan lenders thereto.

10.20	Waiver and Amendment to Amended and Restated Second Lien Credit, Note Purchase Exchange and Termination Agreement, dated June 19, 2015, by and among the Registrant, Cantor Fitzgerald Securities, as Administrative Agent, and the investors party thereto.

10.21	Waiver and Fourth Amendment to Amended and Restated Credit Agreement, dated June 19, 2015, by and among the Registrant, Cantor Fitzgerald Securities, as Administrative Agent, and the lenders party thereto.

16.1	Letter regarding change in certifying accountant.

21.1	Subsidiaries of the Registrant.

23.1	Consent of BDO USA, LLP, an Independent Registered Public Accounting Firm.

23.2†	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Reference is made to the signature page hereto.

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.